Form 10-K, Exhibit 13
period 1997-09-30
ROCK TENN CO
filed 1997-12-22
CIK 230498

FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS                 EXHIBIT 13

ROCK-TENN COMPANY


                                                                           Years ended September 30,
(In Thousands, Except Ratios and Per Share Amounts)     1997(B),(C)      1996        1995(d)     1994(e)      1993(f)
----------------------------------------------------------------------------------------------------------------------

Net sales                                              $1,109,693     $876,111     $902,878     $705,849      $650,673
Income before income taxes                                 37,756       82,469       67,922       60,978        41,470
Net income                                                 16,101       51,125       41,432       37,501        25,460
----------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                     106,377      123,530       77,604       57,955        58,428
Capital expenditures                                       87,016       71,795       73,844       71,672        53,151
Cash paid for purchases of businesses                     301,287            -       61,579       34,978             -
----------------------------------------------------------------------------------------------------------------------

Total assets                                            1,113,686      581,688      555,254      413,748       355,092
Long-term debt and redeemable
   preferred stock (debt)                                 492,340      139,344      144,245       52,090        51,617
Shareholders' equity                                      371,212      349,155      307,898      281,959       235,030
Ratio of debt to debt plus equity                            57.0%        28.5%        31.9%        15.6%         18.0%
----------------------------------------------------------------------------------------------------------------------

Earnings per common share(a)                           $      .47      $  1.50     $   1.21     $   1.10      $    .76
Dividends paid per common share(a)                            .30          .27          .27          .15           .07
Book value per common share(a)                              10.80        10.54         9.29         8.46          7.40
----------------------------------------------------------------------------------------------------------------------


Notes:
(a)  Gives effect to a 10% stock dividend paid on November 15, 1996.

(b) Effective October 1, 1996, the Company changed its method of depreciation for assets placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to such assets acquired after that date. The effect of this change was to increase net income by $3,011,000 or $.09 per share in fiscal 1997.

(c) Reflects (i) the results of operations of Waldorf Corporation, Rite Paper Products, Inc. and The Davey Company beginning from the respective dates of acquisition, (ii) the results of operations of RTS Packaging, LLC from the date of formation and (iii) a $16.2 million charge to earnings ($14.9 million after tax) for plant closing and other costs.

(d) Reflects the results of operations of Olympic Packaging, Inc., beginning January 17, 1995, and Alliance Display and Packaging, beginning January 31, 1995, the dates on which the Company acquired all of the outstanding stock of Olympic and substantially all of the net assets of Alliance, respectively.

(e) Reflects the results of operations of Les Industries Ling, Inc., beginning December 3, 1993, the date on which the Company acquired the assets of this business.

(f) Income amounts shown are net of $11.8 million of pretax ($7.2 million after tax) of unusual expenses incurred by the Company in connection with certain employee stock option and other transactions.


ROCK-TENN COMPANY 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

GENERAL
-------------------------------------------------------------------------------

                  The Company's core businesses are somewhat seasonal with the first fiscal quarter experiencing generally lower sales and earnings due to reduced demand from customers during the period. See Note 11 of Notes to Consolidated Financial Statements. The converted products and paperboard industries are also somewhat cyclical due to industry supply and demand factors and tend to fluctuate with the general business cycle of the U.S. economy.
                      The Company's operations are fixed cost intensive. The
                  Company's converting operations do not have the ability to mitigate the effects of high fixed costs. As a result, unit production costs and earnings from converted products generally vary significantly with shipment levels. However, as a result of its vertical integration, the Company can maintain operating rates at the Company's paperboard mills during periods of reduced demand for recycled paperboard because the Company's paperboard mills can supply an increased portion of the recycled paperboard consumed by the Company's converting operations. The Company's strategy has been to operate its paperboard mills at high operating rates in order to lower unit production costs. During fiscal 1997, 1996 and 1995, the Company's paperboard mills ran at operating rates of 88.8%, 85.72% and 96.72%, respectively.
                      Historically, costs of recovered paper, virgin paperboard
                  and containerboard, the Company's principal raw materials, and the Company's selling prices have fluctuated significantly due to market conditions. The Company is not able to predict whether these costs or selling prices will rise or fall in the future. The Company seeks to manage its raw materials costs through the following measures. First, the Company's ongoing modernization of its manufacturing facilities has reduced waste, which has helped reduce raw materials costs. Second, the Company has sought to maximize its use of the expertise developed by the Recycled Fiber Division's recovered paper buyers in order to purchase recovered paper at lower costs. Third, the Company has invested in equipment that has enabled it to use lower cost grades of recovered paper in the production of its recycled paperboard while maintaining the quality of the end product.
                      On January 21, 1997, the Company acquired all of the
                  outstanding capital stock of the parent of Waldorf Corporation ("Waldorf"), a manufacturer of folding cartons and 100% recycled paperboard and a manufacturer of corrugating medium. On June 9, 1997, the Company acquired substantially all of the assets of Rite Paper Products, Inc. ("Rite Paper"), a manufacturer of laminated paperboard components primarily for the ready-to-assemble furniture industry. On July 9, 1997, the Company acquired substantially all of the assets and certain of the liabilities of The Davey Company ("Davey"), a manufacturer of recycled paperboard used by the book manufacturing industry for book covers. On September 5, 1997, the Company and Sonoco Products Company combined their respective fiber partition businesses into a new entity named RTS Packaging, LLC ("RTS Packaging") which is owned 65% by the Company. See Note 2 of Notes to Consolidated Financial Statements.


                                                           ROCK-TENN COMPANY 18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY


SEGMENT DATA
-------------------------------------------------------------------------------

                  The Company operates in two industry segments: converted products and paperboard. See Note 10 of Notes to Consolidated Financial Statements. The converted products segment is comprised of facilities that produce folding cartons, laminated paperboard products, fiber partitions, corrugated containers, corrugated displays and thermoformed plastic products. The paperboard segment consists of facilities that manufacture 100% recycled clay-coated and uncoated paperboard and recycled corrugating medium and that collect recovered paper. Intersegment sales are accounted for at prices that approximate market prices.


                                                Fiscal Years Ended September 30,
(In Millions)                                  1997               1996            1995
----------------------------------------------------------------------------------------
Net sales (aggregate):
     Converted products                    $   938.7         $   779.7         $   757.7
     Paperboard                                391.8             281.4             329.4
----------------------------------------------------------------------------------------
       Total                               $ 1,330.5         $ 1,061.1         $ 1,087.1
----------------------------------------------------------------------------------------

Net sales (intersegment):
     Converted products                    $     1.2         $     0.4         $     0.4
     Paperboard                                219.6             184.6             183.8
----------------------------------------------------------------------------------------
       Total                               $   220.8         $   185.0         $   184.2
----------------------------------------------------------------------------------------

Net sales (unaffiliated customers):
     Converted products                    $   937.5         $   779.3         $   757.3
     Paperboard                                172.2              96.8             145.6
----------------------------------------------------------------------------------------
       Total                               $ 1,109.7         $   876.1         $   902.9
----------------------------------------------------------------------------------------

Operating income:
     Converted products                    $    26.4         $    35.2         $    31.2
     Paperboard                                 46.4              64.4              51.4
----------------------------------------------------------------------------------------
                                                72.8              99.6              82.6
Corporate expense                               (8.6)             (7.5)             (6.6)
----------------------------------------------------------------------------------------
Income from operations                          64.2              92.1              76.0

     Interest expense                          (26.8)            (10.9)             (8.4)
     Interest income                             0.7               1.3               0.3
     Minority interest in income
       of consolidated subsidiary               (0.4)                -                 -
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------

Income before income taxes                 $    37.7         $    82.5         $    67.9
----------------------------------------------------------------------------------------



RESULTS OF OPERATIONS
----------------------------------------------------------------------------------------

                  FISCAL 1997 COMPARED TO FISCAL 1996
                  Net Sales (Unaffiliated Customers). Net sales for fiscal 1997 increased 26.7% to $1,109.7 million from $876.1 million for fiscal 1996. Net sales increased primarily as a result of the Waldorf acquisition.

                  Net Sales (Aggregate) - Converted Products Segment. Net sales of converted products before intersegment eliminations for fiscal 1997 increased 20.4% to $938.7 from $779.7 for fiscal 1996. The increase was primarily the result of the Waldorf acquisition.

                  Net Sales (Aggregate) - Paperboard Segment. Net sales of paperboard before intersegment eliminations for fiscal 1997 increased 39.2% to $391.8 million from $281.4 million for fiscal 1996. The


ROCK-TENN COMPANY 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

                  increase was primarily the result of the Waldorf acquisition. Cost of Goods Sold. Cost of goods sold for fiscal 1997 increased 32.4% to $832.2 million from $628.6 million for fiscal 1996. Cost of goods sold as a percentage of net sales for fiscal 1997 increased to 75.0% from 71.7% for fiscal 1996. The increase in cost of goods sold as a percentage of net sales is primarily the result of lower average selling prices during fiscal 1997 and a higher cost of goods sold as a percentage of net sales for the business acquired in the Waldorf acquisition compared to the Company's existing business. In addition, the corrugating medium business acquired in the Waldorf acquisition incurred losses during fiscal 1997.
                           Substantially all U.S. inventories of the Company are
                  valued at the lower of cost or market with cost determined on the last-in, first-out (LIFO) inventory valuation method, which management believes generally results in a better matching of current costs and revenues than under the first-in, first-out (FIFO) inventory valuation method. In periods of decreasing costs, the LIFO method generally results in lower cost of goods sold than under the FIFO method. In periods of increasing costs, the results are generally the opposite.
                           Since some of the Company's competitors principally
                  use the FIFO method, the following supplemental data is presented to illustrate the comparative effect of LIFO and FIFO accounting on the Company's results of operations. Cost of goods sold determined under the LIFO method was the same as it would have been and $5.9 million lower than it would have been under the FIFO method for fiscal 1997 and 1996, respectively. Net income was the same as it would have been and $3.7 million higher than it would have been under the FIFO method for fiscal 1997 and 1996, respectively. These supplemental FIFO earnings reflect the after tax effect of LIFO each year.

                  Gross Profit. Gross profit for fiscal 1997 increased 12.1% to $277.5 million from $247.5 million for fiscal 1996. Gross profit as a percentage of net sales decreased to 25.0% for fiscal 1997 from 28.3% for fiscal 1996. The decrease in gross profit as a percentage of net sales for fiscal 1997 was primarily the result of reductions in average selling prices and the impact of the Waldorf acquisition discussed above.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 1997 increased 29.8% to $197.1 million from $151.8 million for fiscal 1996. Selling, general and administrative expenses as a percentage of net sales for fiscal 1997 increased to 17.8% from 17.3% for fiscal 1996. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 1997 resulted from decreased average selling prices and increased freight costs, increased salary and benefit costs and an increase in goodwill amortization expense resulting from the Waldorf acquisition.

                  Plant Closings and Other Costs. In connection with the Waldorf acquisition, the Company reviewed the combined operations of Rock-Tenn and Waldorf in order to most efficiently serve its markets, eliminate geographic overlaps and coordinate production. In connection with this review, management decided to close the Company's existing folding carton plant at Mundelein, Illinois. The Mundelein facility was acquired in the acquisition of Olympic Packaging in 1995. In connection with this closing and considering the impact of the Waldorf acquisition, the Company incurred a charge to net income of approximately $12.8 million during fiscal 1997 which consisted primarily of the non-cash write-off of goodwill associated with the Company's Olympic Packaging subsidiary. The write-off of goodwill was required based upon the decision to close the Mundelein facility and the determination that such goodwill would not be recoverable. The Company incurred additional costs of approximately $1.6 million ($1.0 million after tax) during fiscal 1997 principally for


                                                           ROCK-TENN COMPANY 20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY


                  employee termination and related charges associated with closing the Mundelein facility.
                      In June of 1997, management decided to close a plastics
                  recycling facility located in Indianapolis, Indiana. As a result, the Company recorded charges of approximately $1.8 million ($1.1 million after tax) related to the estimated losses on disposal of the machinery and equipment.

                  SEGMENT OPERATING INCOME
                  Operating Income - Converted Products Segment. Operating income attributable to the converted products segment for fiscal 1997 decreased 25.0% to $26.4 million from $35.2 million for fiscal 1996. Operating margin for fiscal 1997 was 2.8% and was 4.5% for fiscal 1996. Excluding $16.2 million of plant closing and other related costs, operating income attributable to the converted products segment for fiscal 1997 increased 21.0% to $42.6 million from $35.2 million for fiscal 1996. Excluding the effect of $16.2 million of plant closing and other related costs, operating margin for fiscal 1997 and fiscal 1996 was 4.5%. The converted products business acquired in the Waldorf acquisition experienced a lower operating margin in fiscal 1997 than the Company's converted products segment in fiscal 1996. The Company's folding carton (excluding those facilities acquired in the Waldorf acquisition), partition and plastics businesses experienced a higher operating margin in fiscal 1997 than in fiscal 1996. The higher operating margin achieved in these businesses was primarily the result of increased productivity and higher volumes which resulted in better absorption of fixed overhead costs. During the fourth quarter of fiscal 1997, the Company began implementing price increases with respect to most of its converted products to recover cost increases in paperboard.
                      Historically, the Company's Lynchburg converting facility
                  has incurred significant operating losses. During the fourth quarter of fiscal 1996, the laminated recycled paperboard book cover panels operation at this facility was closed and relocated to other manufacturing facilities. A second converting operation which manufactures laminated recycled paperboard furniture panels continues to operate in Lynchburg. This remaining operation continues to incur significant operating losses. The Company is currently evaluating alternatives to reduce these losses, including relocation of this operation to other manufacturing facilities. While the Company has not yet determined which alternative to pursue, the cost of some alternatives may have a significant one-time negative effect on the results of operations of the converted products segment.

                  Operating Income - Paperboard Segment. Operating income attributable to the paperboard segment for fiscal 1997 decreased 28.0% to $46.4 million from $64.4 million for fiscal 1996. Operating margins for fiscal 1997 declined to 11.8% from 22.9% in fiscal 1996. The decrease in operating income and margin for fiscal 1997 was primarily the result of significant losses incurred by the corrugating medium business acquired in the Waldorf acquisition, an increase in the weighted average cost of recovered paper, the segment's primary raw material, and lower average selling prices, which were partially offset by higher volumes shipped. Weighted average paperboard net selling prices (excluding corrugating medium) decreased to $397 per ton for fiscal 1997 from $425 per ton for fiscal 1996. The Company's weighted average cost per ton of recovered paper during fiscal 1997 increased to $56 per ton compared to $51 per ton during fiscal 1996. Tons of paperboard shipped (excluding corrugating medium) increased to 864,000 for fiscal 1997 from 627,000 for fiscal 1996, primarily as a result of the Waldorf acquisition. In July 1997, the Company announced price increases for coated and uncoated recycled paperboard averaging $45 per ton. These price increases will generally become effective in the first and second fiscal quarters of 1998. During fiscal 1997, the Company shipped 98,000 tons of corrugating medium at a weighted average net selling price of $247. A majority of the Company's recycled corrugating medium is sold under contracts under which prices are based on the price published in an industry publication, Pulp and Paper Week ("PPW Price"). The applicable PPW Price increased by $40 in July 1997, $50 in August 1997 and $50 in October 1997.


ROCK-TENN COMPANY 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY



                  Interest Expense. Interest expense for fiscal 1997 increased to $26.8 million from $10.9 million for fiscal 1996. The increase in interest expense was primarily due to an increase in the average outstanding borrowings resulting from the Waldorf acquisition and the Rite Paper acquisition.

                  Provision for Income Taxes. Provision for income taxes for fiscal 1997 decreased to $21.7 million from $31.4 million for fiscal 1996. Excluding the effect of the $12.8 million non-cash write-off of the goodwill associated with the Olympic Packaging acquisition, which is not deductible for income tax purposes, the Company's effective tax rate increased to 42.8% for fiscal 1997 compared to 38.0% for fiscal 1996. This increase in the effective tax rate was primarily due to the effect of amortization of goodwill associated with the Waldorf acquisition that is not deductible for income tax purposes.

                  Net Income and Earnings Per Common and Common Equivalent Share. Net income for fiscal 1997 decreased 68.5% to $16.1 million from $51.1 million for fiscal 1996. Net income as a percentage of net sales decreased to 1.5% for fiscal 1997 from 5.8% for fiscal 1996. Earnings per common and common equivalent share for fiscal 1997 decreased to $.47 from $1.50 for fiscal 1996.

                  FISCAL 1996 COMPARED TO FISCAL 1995
                  Net Sales (Unaffiliated Customers). Net sales for fiscal 1996 decreased 3.0% to $876.1 million from $902.9 million for fiscal 1995. This decrease resulted from reduced customer demand and reduced selling prices, which were offset partially by sales increases resulting from the acquisitions of Olympic Packaging, Inc. ("Olympic") and Alliance Display and Packaging ("Alliance") during January 1995. See Note 2 of Notes to Consolidated Financial Statements.

                  Net Sales (Aggregate) - Converted Products Segment. Net sales of converted products before intersegment eliminations for fiscal 1996 increased 2.9% to $779.7 million from $757.7 million for fiscal 1995. This increase was primarily the result of the acquisitions of Alliance and Olympic during January 1995, which was partially offset by reduced customer demand for converted products.

                  Net Sales (Aggregate) - Paperboard Segment. Net sales of paperboard before intersegment eliminations for fiscal 1996 decreased 14.6% to $281.4 million from $329.4 million for fiscal 1995. This decrease resulted from a 10.2% decrease in tons shipped and a 1.3% decrease in average selling prices for fiscal 1996. The decrease in tons shipped was primarily the result of (i) a reduction by several outside customers of their purchases of paperboard manufactured by the Company as they increased consumption of internally manufactured paperboard and (ii) reduced customer demand. Average paperboard prices decreased throughout fiscal 1996 and increased throughout fiscal 1995.

                  Cost of Goods Sold. Cost of goods sold for fiscal 1996 decreased 8.6% to $628.6 million from $687.4 million for fiscal 1995. Cost of goods sold as a percentage of net sales for fiscal 1996 decreased to 71.7% from 76.1% for fiscal 1995. The decrease in cost of goods sold and cost of goods sold as a percentage of net sales was primarily the result of a decrease in the cost of raw materials including recovered paper.
                      Substantially all U.S. inventories of the Company are
                  valued at the lower of cost or market with cost determined on the last-in, first-out (LIFO) inventory valuation method, which management believes generally results in a better matching of current costs and revenues than under the first-in, first-out (FIFO) inventory valuation method. In periods of decreasing costs, the LIFO method generally results in lower cost of goods sold than under the FIFO method. In periods of increasing costs, the results are generally the opposite.
                      Since some of the Company's competitors principally use
                  the FIFO method, the following supplemental data is presented to illustrate the comparative effect of LIFO and FIFO accounting on the Company's results of operations. Cost of goods sold determined under the LIFO method was


                                                           ROCK-TENN COMPANY 22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

                  $5.9 million lower and $9.4 million higher than it would have been under the FIFO method for fiscal 1996 and 1995, respectively. Net income was $3.7 million ($.11 per share) higher and $5.7 million ($.17 per share) lower than it would have been under the FIFO method for fiscal 1996 and 1995, respectively. These supplemental FIFO earnings reflect the after tax effect of LIFO each year.

                  Gross Profit. Gross profit for fiscal 1996 increased 14.8% to $247.5 million from $215.5 million for fiscal 1995. Gross profit as a percentage of net sales increased to 28.3% for fiscal 1996 from 23.9% for fiscal 1995. The increase in gross profit as a percentage of net sales was primarily the result of the decreased cost of recovered paper, the Company's primary raw material, and increased manufacturing efficiencies in the Company's laminated paperboard products converting division and at the Company's Missisquoi mill in Vermont, which were partially offset by the impact of reduced volumes in several divisions.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 1996 increased 8.8% to $151.8 million from $139.5 million for fiscal 1995. Selling, general and administrative expenses as a percentage of net sales for fiscal 1996 increased to 17.3% from 15.5% for fiscal 1995. This increase in selling, general and administrative expenses as a percentage of net sales resulted primarily from an increase in selling and personnel costs as well as a decrease in net sales for fiscal 1996 as compared to fiscal 1995.

                  SEGMENT OPERATING INCOME
                  Operating Income - Converted Products Segment. Operating income attributable to the converted products segment for fiscal 1996 increased 12.8% to $35.2 million from $31.2 million for fiscal 1995. Operating margin for fiscal 1996 was 4.5% compared to 4.1% for fiscal 1995. The increases in operating income and operating margin were primarily the result of (i) improvements in productivity and efficiency in the production of laminated paperboard products as a result of further implementation of equipment with new technology, (ii) an increase in customer demand for converted products in the fourth quarter and (iii) increases in operating income earned at the Alliance facility, all of which were partially offset by nonrecurring expenses of approximately $3.6 million ($.07 per share after taxes) consisting primarily of employee severance, employee relocation and training costs, asset impairment, equipment and inventory relocation costs and lease termination costs related to a facility closure and consolidation plan. This plan involved the closing of the Company's laminated recycled paperboard book cover panels operation in Lynchburg, Virginia and the relocation of such operations to other Rock-Tenn manufacturing facilities, the conversion of the Company's Vineland, New Jersey recycled paperboard partition plant to a manufacturer of book cover panels and other recycled paperboard products, the closing of the Macon, Georgia partition plant and the start-up of a recently purchased partition plant in Hartwell, Georgia to absorb some of the Vineland, New Jersey and most of the Macon, Georgia partition production. See Note 2 of Notes to Consolidated Financial Statements.

                  Operating Income - Paperboard Segment. Operating income attributable to the paperboard segment for fiscal 1996 increased 25.3% to $64.4 million from $51.4 million for fiscal 1995. Operating margin for fiscal 1996 was 22.9% compared to 15.6% for fiscal 1995. The increase in operating income and margin was the result of decreases in the cost of recovered paper, the primary raw material utilized in this segment, which were partially offset by decreases in tons of paperboard shipped. The Company's weighted average cost per ton of recovered paper during fiscal 1996 was $51 compared to $132 for fiscal 1995.

                  Interest Expense. Interest expense for fiscal 1996 increased 29.8% to $10.9 million from $8.4 million for fiscal 1995. The increase in interest expense is primarily due to an increase in the Company's average borrowing rate and an increase in average borrowings.


ROCK-TENN COMPANY 23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY



                  Provision for Income Taxes. Provision for income taxes increased 18.1% to $31.4 million for fiscal 1996 from $26.5 million for fiscal 1995. The Company's effective tax rate decreased to 38.0% for fiscal 1996 compared to 39.0% for fiscal 1995. This decrease is partially attributable to a lower estimated effective state income tax rate during fiscal 1996.

                  Net Income and Earnings Per Common and Common Equivalent Share. Net income for fiscal 1996 increased 23.4% to $51.1 million from $41.1 million for fiscal 1995. Net income as a percentage of net sales increased to 5.8% for fiscal 1996 from 4.6% for fiscal 1995. Earnings per common and common equivalent share for fiscal 1996 increased 24.0% to $1.50 from $1.21 for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------------------

                  The Company has funded its working capital requirements and capital expenditures (including acquisitions) from net cash provided by operating activities, borrowings under term notes and bank credit facilities and proceeds received in connection with the issuance of industrial revenue bonds and debt and equity securities. In January 1997, the Company entered into a new revolving credit facility, which it amended in June 1997 to increase the aggregate borrowing availability thereunder to $450.0 million. At September 30, 1997, the Company had $386.0 million outstanding under its new revolving credit facility. Cash and cash equivalents, $3.3 million at September 30, 1997, decreased from $50.9 million at September 30, 1996.
                      Net cash provided by operating activities for fiscal 1997
                  was $106.4 million compared to $123.5 million for fiscal 1996. This decrease was primarily the result of decreased earnings before depreciation and amortization and less significant decreases in net operating asset requirements than compared to fiscal 1996. Net cash provided by financing activities aggregated $233.7 million for fiscal 1997 and consisted primarily of borrowings under the Company's $450.0 million revolving credit facility, net of scheduled repayments of long-term debt, repayments of certain acquired indebtedness of Waldorf and Davey and dividend payments. Net cash used for financing activities aggregated $26.4 million for fiscal 1996 and consisted primarily of repayments of long-term debt and dividend payments. Net cash used for investing activities was $387.5 million for fiscal 1997 compared to $67.8 million for fiscal 1996 and consisted primarily of cash paid for the Waldorf acquisition, the Rite Paper acquisition and capital expenditures for fiscal 1997 and capital expenditures for fiscal 1996.
                      Net cash provided by operating activities for fiscal 1996
                  was $123.5 million compared to $77.6 million for fiscal 1995. This increase was primarily the result of reduced net operating asset requirements as well as increased earnings before depreciation and amortization. Net cash used for financing activities aggregated $26.4 million including $17.9 million for repayment of scheduled maturities of term notes and $9.1 million for dividends paid on outstanding capital stock.
                      The Company's capital expenditures aggregated $87.0
                  million for fiscal 1997. These expenditures were used primarily for the purchase and upgrading of certain machinery and equipment in essentially all of the Company's divisions, warehouse expansions and facility relocations in two of the Company's divisions and a new building at the Company's home office.
                      The Company estimates that its capital expenditures will
                  aggregate approximately $75.0 million in fiscal 1998. These expenditures will be used for the purchase and upgrading of certain machinery and equipment in essentially all of the Company's divisions and building expansions and improvements in two of the Company's divisions.
                      The Company historically has expanded its business through the acquisition of other related businesses. The recycled paperboard and converted paperboard products industries have undergone significant consolidation in recent years, and the Company believes it will be able to capitalize on this trend in the future.


                                                           ROCK-TENN COMPANY 24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY


                      The Company, however, is currently in the process of
                  integrating the operations it acquired during fiscal 1997 into the Company's other operations and rationalizing the operations contributed to RTS Packaging. Consequently, although the Company cannot predict the extent to which it will pursue future acquisitions, the Company currently expects that it will be less likely to pursue additional acquisitions in the near term.
                      On January 21, 1997, the Company completed the Waldorf
                  acquisition for approximately $239.0 million in cash. In addition, in connection with the Waldorf acquisition, the Company (i) made certain payments on the closing date aggregating $32.6 million relating to the settlement of a contingent interest agreement with a former creditor of Waldorf and the termination of Waldorf's Stock Appreciation Rights Plan and (ii) accrued as a cost of the purchase $4.9 million in connection with the planned termination of approximately 120 employees of Waldorf, principally certain senior executives and other employees at the Waldorf corporate office. The Waldorf acquisition was financed with available cash and borrowings under the Company's $450.0 million revolving credit facility.
                      On June 9, 1997, the Company completed the Rite Paper
                  acquisition. This acquisition was financed with borrowings under the Company's $450.0 million revolving credit facility.
                      On July 9, 1997, the Company completed the Davey
                  acquisition. The acquisition was financed through the issuance of 863,500 shares of the Company's Class A common stock subject to certain final adjustments.
                      On September 5, 1997, the Company and Sonoco Products
                  Company combined their respective fiber businesses into a new entity named RTS Packaging, LLC. No cash was contributed by the Company. Pursuant to the agreement, the Company owns 65% of the entity and supplies at least 65% of the entity's paperboard needs.
                      The Board of Directors has authorized the Company to
                  repurchase from time to time prior to July 31, 1998 up to 1.5 million shares of Class A common stock in open market transactions on the New York Stock Exchange. In addition, the Board has authorized the Company to repurchase from time to time shares of Class B common stock pursuant to certain first offer rights contained in the Company's Restated and Amended Articles of Incorporation, provided that the aggregate number of shares of Class A and Class B common stock purchased under these programs may not exceed 1.5 million shares. During fiscal 1997, the Company did not repurchase any shares of Class A or Class B common stock. As of September 30, 1997, an aggregate of 716,500 shares had been repurchased under these programs.
                      The Company anticipates that it will be able to fund its
                  capital expenditures, acquisitions, interest expense, stock repurchases, dividends and working capital needs for the foreseeable future from cash generated from operations, borrowings under its revolving credit facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.
                      The Company is utilizing both internal and external
                  resources to evaluate the potential impact of the situation commonly referred to as the "Year 2000 problem." The Year 2000 problem, which is common to most businesses, concerns the inability of computer systems and devices to properly recognize and process date-sensitive information when the year changes to 2000. The Company currently believes it will be able to modify, upgrade or replace its affected systems and devices in time to minimize any detrimental effects on operations. While it is not possible at present to give an accurate estimate of the cost of this work, the Company expects that such costs may be material to the Company's results of operations in one or more fiscal quarters or years, but will not have a material adverse impact on the long-term results of operations, liquidity or financial position of the Company.

EXPENDITURES FOR ENVIRONMENTAL COMPLIANCE
-------------------------------------------------------------------------------

                  The Company does not believe that future compliance with environmental and health and safety laws and regulations will have any material adverse effect on its results of operations or financial con-


ROCK-TENN COMPANY 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY


                  dition. However, environmental, health and safety laws and regulations are becoming increasingly stringent. Consequently, unforeseen expenditures required to comply with such laws and regulations, including remediation costs, or unforeseen environmental liabilities could have a material adverse effect on the Company's financial condition or results of operations. In addition, the Company cannot with certainty assess at this time the impact upon its operations or capital expenditure requirements of the future emissions standards and enforcement practices under the 1990 amendments to the Clean Air Act. However, although there can be no assurance, the Company believes that any such impact or capital expenditures will not have a material adverse effect on the Company's financial condition or results of operations.
                      The Company may choose to modify or replace the coal fired boilers at two of its facilities in order to operate cost effectively while complying with emissions regulations under the Clean Air Act. The Company estimates these improvements will cost approximately $3.0 million; however, the Company may spend more on these improvements to reduce its energy costs at such facilities. In addition, the Company estimates that it will spend an additional $0.5 million for capital expenditures during fiscal 1998 in connection with other matters relating to environmental compliance.
                      The Company has been identified as a potentially
                  responsible party ("PRP") at ten Superfund sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or comparable state statutes. Except with respect to the Muncie Racetrack site ("Muncie Site"), no remediation costs or allocations have been determined with respect to such sites. With respect to the Muncie Site, approximately $3.2 million has been spent to date by certain PRPs other than the Company in connection with soil remediation activities and studies. The Company was notified of its final allocation of liability of approximately $9,300 on September 23, 1996 for the surface contamination at the site. This amount represents 0.3% of the site remediation costs. The Company believes that no further soil remediation activities will be required. However, additional costs may be required in connection with the investigation and remediation of groundwater contamination, and the Company does not currently have sufficient information to estimate such costs.
                      In addition, a water treatment lagoon at one of the
                  Company's facilities is included with an adjacent former landfill owned by a third party that is being investigated as a CERCLA site for potential addition to the National Priority List ("NPL"). Based upon information currently available, the Company believes that it has no material liability at this site. However, there can be no assurance that such lagoon, together with the landfill, will not be added to the NPL as a Superfund site or that the Company will not be required to conduct some remediation in the future.
                      Based upon currently available information and the
                  opinions of the Company's environmental compliance managers and General Counsel, although there can be no assurance, the Company believes that any liability it may have at any site will not have a material adverse effect on the Company's financial condition or results of operations.
                      On December 1, 1995, a suit was filed by a private party
                  against, among others, the Company in the United States District Court for the Western District of Michigan alleging that the Company is jointly and severally liable under federal and state law for the release of certain hazardous materials at the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site. No specific amounts have been asserted by the plaintiff with respect to this matter, however, the eventual amounts could be material. The Company has responded to and denies any liability with respect to this matter and is vigorously defending against these claims. The Company cannot currently predict whether the plaintiff will prevail on its claims or the magnitude of any potential recovery, if any.


                                                           ROCK-TENN COMPANY 26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY




NEW ACCOUNTING STANDARDS AND DEPRECIATION METHOD
-------------------------------------------------------------------------------

                  DEPRECIATION CHANGE
                  Effective October 1, 1996, the Company changed its method of depreciation for machinery and equipment placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to such assets acquired after that date. The Company's previous policy of depreciation for additions of machinery and equipment was the 150% declining balance method. Assets placed in service prior to the effective date of the change continue to be depreciated using accelerated methods. The Company changed its method of depreciation based upon 1) management's shift in operating style over the last several years to focus on capital and technological improvements and related changes in maintenance,
                  2) management's belief that straight-line provides a better matching of costs and revenues and 3) the fact that the straight-line method is the predominant industry practice. Given these circumstances, management believes the straight-line method is preferable. There is no cumulative effect of this change. The effect of this change on net income for fiscal 1997 was to increase net income by approximately $3,011,000, or $.09 per share.

                  NEW ACCOUNTING STANDARDS
                  Statement of Financial Accounting Standards No. 128 ("SFAS 128") establishes accounting standards for computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. The Company is required to adopt this statement in fiscal 1998. See Note 1 of Notes to Consolidated Financial Statements for the disclosure of the pro forma effect of SFAS 128 on the periods presented.
                      Statement of Financial Accounting Standards No. 130 ("SFAS
                  130") establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement of Financial Accounting Standards No. 131 ("SFAS 131") establishes standards for disclosures of segment information about products and services, geographic areas, major customers and certain interim disclosures of segment information which is not required by accounting standards currently applied by the Company. These statements are required to be adopted as of October 1, 1998. The Company does not anticipate that SFAS 130 will have a material impact on the Company's consolidated financial statements. The Company is currently evaluating SFAS 131 and has not yet determined its impact on the Company's consolidated financial statements. In October 1996, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 96-1 ("SOP 96-1"). SOP 96-1 provides accounting guidance on issues relating to the recognition, measurement and disclosure of environmental liabilities. The Company is required to adopt this statement in the first quarter of fiscal 1998. The Company does not anticipate that SOP 96-1 will have a material impact on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

                  Statements herein regarding, among other things, estimated capital expenditures for fiscal 1998, expected expenditures for environmental, health and safety law compliance and the expected impact of announced price increases for the Company's converted products and paperboard constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such statements are subject to certain risks and uncertainties that could cause actual amounts to differ materially from those projected. With respect to such forward-looking statements, management has made assumptions regarding, among other things, the amount and timing of expected capital expenditures, the estimated cost of compliance with environmental, health and safety laws, the expected resolution of various pending environmental matters and the extent and timing of, and customer response to, announced price increases. Such statements are subject to certain risks including, among others, that the amount of necessary capital expenditures has been underestimated, the cost of compliance with environmental, health and safety laws has been underestimated, expected outcomes of various pending environmental matters are inaccurate and that announced price increases will not be fully realized. In addition, the Company's performance in future periods is subject to other risks including, among others, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions. Management believes these estimates are reasonable; however, undue reliance should not be placed on such estimates, which are based on current expectations.


ROCK-TENN COMPANY 27

CONSOLIDATED STATEMENTS OF INCOME

ROCK-TENN COMPANY


                                                                                    Years Ended September 30,
(In Thousands, Except Per Share Data)                                       1997              1996              1995
----------------------------------------------------------------------------------------------------------------------

Net sales                                                               $1,109,693         $ 876,111        $  902,878
Cost of goods sold                                                         832,157           628,622           687,377
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                               277,536           247,489           215,501
Selling, general and administrative expenses                               197,109           151,752           139,534
Plant closing and other costs                                               16,251             3,580                 -
----------------------------------------------------------------------------------------------------------------------
Income from operations                                                      64,176            92,157            75,967
Interest expense                                                           (26,787)          (10,978)           (8,387)
Interest income                                                                718             1,290               342
Minority interest in income of consolidated subsidiary                        (351)                -                 -
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  37,756            82,469            67,922
Provision for income taxes (Note 6)                                         21,655            31,344            26,490
----------------------------------------------------------------------------------------------------------------------
Net income                                                              $   16,101         $  51,125        $   41,432
----------------------------------------------------------------------------------------------------------------------
Earnings per common and common equivalent share (Note 1)                $      .47         $    1.50        $     1.21
----------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                                           ROCK-TENN COMPANY 28

CONSOLIDATED BALANCE SHEETS

ROCK-TENN COMPANY


                                                                                                     September 30,
(In Thousands, Except Share and Per Share Data)                                                   1997          1996
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                               $      3,345      $  50,876
   Accounts receivable (net of allowances of $3,632 and $3,094)                                 115,162         78,041
   Inventories (Note 1)                                                                          94,035         58,505
   Other current assets                                                                           5,073          1,908
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            217,615        189,330
Property, plant and equipment, at cost (Note 1):
   Land and buildings                                                                           163,528        113,059
   Machinery and equipment                                                                      696,039        478,181
   Transportation equipment                                                                      13,636         12,106
   Leasehold improvements                                                                         4,117          4,049
----------------------------------------------------------------------------------------------------------------------
                                                                                                877,320        607,395
Less accumulated depreciation and amortization                                                 (326,146)      (272,541)
----------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                               551,174        334,854

Goodwill (net of accumulated amortization of $10,321 and $5,015)                                325,697         48,632
Other assets                                                                                     19,200          8,872
----------------------------------------------------------------------------------------------------------------------
                                                                                             $1,113,686      $ 581,688
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                        $     54,471      $  28,555
   Accrued compensation and benefits                                                             34,500         21,838
   Current maturities of long-term debt (Note 4)                                                 41,282          7,260
   Other current liabilities                                                                     21,892         11,296
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       152,145         68,949
Long-term debt due after one year (Note 4)                                                      492,340        139,344
Deferred income taxes (Note 6)                                                                   78,288         23,136
Other liabilities                                                                                 6,296          1,104
Commitments and contingencies (Notes 5 and 9)
Minority interest                                                                                13,405              -
Shareholders' equity (Note 3):
   Preferred stock, $.01 par value; 50,000,000 shares authorized;
     no shares outstanding at September 30, 1997 and 1996                                             -              -
   Class A common stock, $.01 par value; 175,000,000 shares authorized;
     22,582,976 outstanding at September 30, 1997 and 21,178,313 outstanding at
     September 30, 1996, Class B common stock, $.01 par value; 60,000,000 shares authorized; 11,791,350 outstanding at September 30,
     1997 and 11,949,097 outstanding at September 30, 1996                                          344            331
   Capital in excess of par value                                                               126,363        109,879
   Retained earnings                                                                            245,592        239,561
   Other                                                                                         (1,087)          (616)
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                      371,212        349,155
----------------------------------------------------------------------------------------------------------------------
                                                                                           $  1,113,686      $ 581,688
----------------------------------------------------------------------------------------------------------------------

See accompanying notes.


ROCK-TENN COMPANY 29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ROCK-TENN COMPANY

                                                    Class A and Class B
                                                       common stock         Capital in
                                                    -------------------     excess of   Retained
(In Thousands, Except Share and Per Share Data)     Shares       Amount     par value   earnings     Other      Total
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994                     30,278,837      $303      $ 47,377    $234,710   $   (431)   $281,959
Net income                                                 -         -             -      41,432          -      41,432
Cash dividends - $.27 per share                            -         -             -      (9,078)         -      (9,078)
Sales of common stock                                314,370         3         1,696           -          -       1,699
Purchases of Class A common stock                   (459,500)       (5)         (728)     (6,812)         -      (7,545)
Purchases of Class B common stock                    (13,446)        -          (214)          -          -        (214)
Income tax benefit from exercise
   of stock options                                        -         -           551           -          -         551
Foreign currency translation adjustments                   -         -             -           -        317         317
Pension adjustments                                        -         -             -           -     (1,223)     (1,223)
-----------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1995                     30,120,261       301        48,682     260,252     (1,337)    307,898
Net income                                                 -         -             -      51,125          -      51,125
Cash dividends - $.27 per share                            -         -             -      (9,064)         -      (9,064)
Sales of common stock                                212,566         2         2,489           -          -       2,491
Purchases of Class A common stock                   (217,000)       (2)         (364)     (3,650)         -      (4,016)
Foreign currency translation adjustments                   -         -             -           -       (658)       (658)
Pension adjustments                                        -         -             -           -      1,379       1,379
Effect of 10% stock dividend paid on
   November 15, 1996                               3,011,583        30        59,072     (59,102)         -           -
-----------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1996                     33,127,410       331       109,879     239,561       (616)    349,155
Net income                                                 -         -             -      16,101          -      16,101
Cash dividends - $.30 per share                            -         -             -     (10,070)         -     (10,070)
Sales of common stock                                383,416         4         4,055           -          -       4,059
Income tax benefit from exercise
   of stock options                                        -         -           272           -          -         272
Stock issued in conjunction with acquisition         863,500         9        12,157           -          -      12,166
Foreign currency translation adjustments                   -         -             -           -       (520)       (520)
Pension adjustments                                        -         -             -           -         49          49
-----------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1997                     34,374,326      $344      $126,363    $245,592    $(1,087)   $371,212
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                                          ROCK-TENN COMPANY 30

CONSOLIDATED STATEMENTS OF CASH FLOWS

ROCK-TENN COMPANY


                                                                                    Years Ended September 30,
(In Thousands)                                                                 1997           1996             1995
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                               $   16,101      $  51,125       $   41,432
   Items in income not affecting cash:
     Depreciation and amortization                                              62,117         48,564           43,191
     Plant closing and other costs                                              14,686              -                -
     Deferred income taxes                                                       5,017          5,105            6,398
     (Gain) loss on sale of property, plant and equipment                         (373)          (459)              66
     Minority interest in income of consolidated subsidiary                        351              -                -
   Change in operating assets and liabilities (excluding acquisitions):
     Accounts receivable                                                        (7,343)        10,043          (10,760)
     Inventories                                                                  (253)         4,990            3,593
     Other assets                                                               17,408          5,657           (9,676)
     Accounts payable                                                            7,484         (1,238)           1,761
     Accrued liabilities                                                        (8,818)          (257)             942
     Income taxes payable                                                            -              -              657
----------------------------------------------------------------------------------------------------------------------
       Cash provided by operating activities                                   106,377        123,530           77,604

FINANCING ACTIVITIES:
   Net additions to revolving credit facilities                                385,570            432                -
   Additions to long-term debt                                                   5,000          1,933          105,106
   Repayment of long-term debt                                                (150,775)       (17,863)         (22,685)
   Debt issuance costs                                                            (124)          (281)            (627)
   Sales of common stock                                                         4,059          2,491            1,699
   Purchases of common stock                                                         -         (4,016)          (7,759)
   Cash dividends paid                                                         (10,070)        (9,064)          (9,078)
----------------------------------------------------------------------------------------------------------------------
       Cash provided by (used for) financing activities                        233,660        (26,368)          66,656

INVESTING ACTIVITIES:
   Cash paid for purchases of businesses, net of cash received                (301,287)             -          (61,579)
   Capital expenditures                                                        (87,016)       (71,795)         (73,844)
   Proceeds from sale of property, plant and equipment                           1,364          2,172            1,721
   (Increase) decrease in unexpended industrial revenue bond proceeds             (610)         2,210           (2,067)
   Cash paid for intangibles                                                         -           (356)          (2,280)
----------------------------------------------------------------------------------------------------------------------
       Cash used for investing activities                                     (387,549)       (67,769)        (138,049)
Effect of exchange rate changes on cash                                            (19)           (49)              94
----------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                               (47,531)        29,344            6,305
Cash and cash equivalents at beginning of year                                  50,876         21,532           15,227
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $     3,345      $  50,876       $   21,532
----------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
   Cash paid during the period  for:
     Income taxes, net of refunds                                          $       784      $  22,288       $   23,810
     Interest, net of amounts capitalized                                       29,249         10,719            7,213
Supplemental disclosure of noncash investing and financing activities:
   Indebtedness assumed in connection with acquisitions                        147,226              -           25,616
   Fair value of common stock issued to acquire assets                          12,166              -                -
   Assets contributed by minority interest                                      13,054              -                -


See accompanying notes.


ROCK-TENN COMPANY  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

                  DESCRIPTION OF BUSINESS. The Company manufactures and distributes 100% recycled paperboard, converted paperboard products and recycled corrugating medium primarily to nondurable goods producers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. The Company services a diverse customer base primarily in North America and, therefore, has limited exposure from credit loss to any particular customer or industry segment.

                  CONSOLIDATION. The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                  USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates and the differences could be material.

                  REVENUE RECOGNITION POLICY. The Company recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

                  CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair market values.

                  INVENTORIES. Substantially all U.S. inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. All other inventories are valued at lower of cost or market, with cost determined using methods which approximate cost computed on a first-in, first-out (FIFO) basis. These other inventories represent approximately 12.2% and 10.5% of FIFO cost at September 30, 1997 and 1996, respectively.
                      Inventories at September 30, 1997 and 1996 are as follows
                  (in thousands):


                                                                      September 30,
                                                                   1997           1996
                  ----------------------------------------------------------------------
                  Finished goods and work in process             $ 64,933       $ 46,796
                  Raw materials                                    37,474         26,583
                  Supplies                                         12,318          5,816
                  ----------------------------------------------------------------------
                  Inventories at FIFO cost                        114,725         79,195
                  LIFO reserve                                    (20,690)       (20,690)
                  ----------------------------------------------------------------------
                  Net inventories                                $ 94,035       $ 58,505
                  ----------------------------------------------------------------------

                  It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process.


                                                           ROCK-TENN COMPANY 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


                  PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity and interest costs associated with significant capital additions. For the year ended September 30, 1997, the Company capitalized interest of approximately $1,214,000 and none in fiscal years 1996 and 1995. For financial reporting purposes, depreciation and amortization is provided on both the declining balance and straight-line methods over the estimated useful lives of the assets as follows:

                  -------------------------------------------------------------
                  Buildings and building improvements              15-40 years
                  Machinery and equipment                           3-20 years
                  Leasehold improvements                         Term of lease
                  Transportation equipment                           3-8 years
                  -------------------------------------------------------------

                      Depreciation expense for the years ended September 30,
                  1997, 1996 and 1995 was approximately $53,698,000, $44,889,000 and $40,069,000, respectively.
                      Effective October 1, 1996, the Company changed its method
                  of depreciation for machinery and equipment placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to assets acquired after that date. The Company's previous policy of depreciation for additions of machinery and equipment was the 150% declining balance method. Assets placed in service prior to the effective date of the change continue to be depreciated using accelerated methods. The Company changed its method of depreciation based upon 1) management's shift in operating style over the last several years to focus on capital and technological improvements and related changes in maintenance,
                  2) management's belief that the straight-line method provides a better matching of costs and revenues and 3) the fact that the straight-line method is the predominant industry practice. Given the Company's circumstances, management believes the straight-line method is preferable. There is no cumulative effect of this change. The effect of this change on net income for the year ended September 30, 1997 was to increase net income by approximately $3,011,000 or $.09 per share.

                  EARNINGS PER SHARE. Earnings per common and common equivalent share are based on the weighted average number of common and common equivalent shares outstanding during the periods. Because fully diluted earnings per common and common equivalent share are not materially different than primary earnings per common and common equivalent share, such amounts have not been presented. The following amounts reflect the effect of a 10% stock dividend paid on November 15, 1996.


                                                                                    Years Ended September 30,
                                                                                1997           1996           1995
                  ------------------------------------------------------------------------------------------------------
                  Average number of shares outstanding                        33,513,557     33,201,461     33,281,092
                  Assumed exercise of options with proceeds
                  used to repurchase shares                                      829,841        812,597        884,522
                  ----------------------------------------------------------------------------------------------------
                  Total common and common equivalent shares                   34,343,398     34,014,058     34,165,614
                  ----------------------------------------------------------------------------------------------------

                  GOODWILL AND OTHER INTANGIBLE ASSETS. The Company has classified as goodwill the excess of the acquisition cost over the fair value of the net assets of businesses acquired. Goodwill is amortized on a straight-line basis over periods ranging from 20 to 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, the Company's carrying value of the goodwill will be reduced. Accumulated amortization relating to goodwill at September 30, 1997 and 1996 was $10,321,000 and $5,015,000,
                  respectively.


ROCK-TENN COMPANY 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


                      Other intangible assets primarily represent costs
                  allocated to non-compete agreements, financing costs and patents. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization relating to intangible assets, excluding goodwill, was approximately $3,440,000 and $2,032,000 at September 30, 1997 and 1996, respectively.

                  FOREIGN CURRENCY TRANSLATION. Assets and liabilities of the Company's foreign operations are generally translated from the foreign currency at the rate of exchange in effect as of the balance sheet date. Revenues and expenses are generally translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are reflected in shareholders' equity.

                  NEW ACCOUNTING STANDARDS. In 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"). SFAS 128 establishes accounting standards for computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. The Company is required to adopt this statement in fiscal 1998. Earnings per common and common equivalent shares for the years ended September 30, 1997, 1996 and 1995 under this new standard are the following:


                                                                  Years Ended September 30,
                                                              1997           1996       1995
                  ----------------------------------------------------------------------------
                  Basic earnings per common share            $.48           $1.54       $1.24
                  Diluted earnings per common and
                    common equivalent share                  $.47           $1.50       $1.21

                      In 1997, the FASB issued Statement of Financial Accounting
                  Standards No. 130 ("SFAS 130") and Statement of Financial Accounting Standards No. 131 ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 131 establishes standards for disclosures of segment information about products and services, geographic areas, major customers and certain interim disclosures of segment information which is not required by accounting standards currently used by the Company. These statements are required to be adopted in fiscal 1998. The Company does not anticipate that SFAS 130 will have a material impact on the Company's consolidated financial statements. The Company is currently evaluating SFAS 131 and has not yet determined its impact on the Company's consolidated financial statements. In October 1996, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 96-1 ("SOP 96-1"). SOP 96-1 provides accounting guidance on issues relating to the recognition, measurement and disclosure of environmental liabilities. The Company is required to adopt this statement in the first quarter of fiscal 1998. The Company does not anticipate that SOP 96-1 will have a material impact on the Company's consolidated financial statements.

                  RECLASSIFICATIONS. Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

2. ACQUISITIONS OF BUSINESSES AND OTHER MATTERS
-------------------------------------------------------------------------------
                  FISCAL 1997
                  On January 21, 1997, the Company acquired all of the outstanding capital stock of the parent of Waldorf Corporation ("Waldorf"), a manufacturer of folding cartons and 100% recycled paperboard and a manufacturer of corrugating medium, for approximately $239,000,000, financed primarily with borrowings under the Company's credit facility. In addition, the Company (i) made certain payments aggregating $32,600,000 in connection with the settlement of a contingent interest


                                                           ROCK-TENN COMPANY 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY

                  agreement with a former creditor of Waldorf and the termination of Waldorf's Stock Appreciation Rights Plan and
                  (ii) accrued as a cost of the purchase $4,893,000 in connection with the planned termination of approximately 120 employees of Waldorf, principally certain senior executives and other employees at the Waldorf corporate office.
                      On June 9, 1997, the Company acquired substantially all of the assets of Rite Paper Products, Inc. ("Rite Paper"), a manufacturer of component paperboard pieces primarily for the ready-to-assemble furniture industry.
                      On July 9, 1997, the Company acquired substantially all of the assets and certain of the liabilities of The Davey Company ("Davey"), a manufacturer of recycled paperboard book covers used by the book manufacturing industry. The acquisition was financed through the issuance of 863,500 shares of the Company's Class A common stock subject to certain final adjustments.
                      On September 5, 1997, the Company and Sonoco Products
                  Company combined their respective fiber partition businesses into a new entity named RTS Packaging, LLC ("RTS Packaging"). The Company owns 65% of RTS Packaging.
                      The consolidated statements of income for fiscal 1997
                  include the results of operations of Waldorf, Rite Paper, Davey and RTS Packaging from the respective dates of acquisition or formation, as the case may be, and all of the transactions have been accounted for under the purchase method of accounting. The assets acquired and liabilities assumed are as follows (in thousands):


                  -----------------------------------------------------
                  Net working capital                        $   35,180
                  Property, plant, equipment and other          185,145
                  Goodwill                                      296,803
                  Other intangible assets                         7,028
                  Deferred tax liabilities                      (50,423)
                  Long-term debt assumed                       (147,226)
                  -----------------------------------------------------
                  Net purchase price                          $ 326,507
                  -----------------------------------------------------

                      The following pro forma information gives effect to the
                  acquisitions of Waldorf and Davey as if each had occurred at the beginning of the years presented below. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results of operations that would have occurred had such acquisitions actually occurred at the beginning of such years nor is it necessarily indicative of future results of operations of the combined enterprise (in thousands, except per share data, unaudited):


                                                                                            Years Ended September 30,
                                                                                               1997           1996
                  ----------------------------------------------------------------------------------------------------
                  Net sales                                                                  $1,231,215     $1,252,797
                  Net income                                                                     14,402         57,811
                  Earnings per common and common equivalent share                                   .41           1.66
                  ----------------------------------------------------------------------------------------------------

                      The Rite Paper and RTS Packaging transactions are
                  immaterial for pro forma presentation purposes and are not reflected in the aforementioned pro forma financial information.
                      In connection with the Waldorf acquisition, the Company
                  reviewed the combined operations of Rock-Tenn and Waldorf in order, most efficiently, to serve its markets, eliminate geographic overlaps and coordinate production. In connection with this review, management decided to close the Company's existing folding carton plant at Mundelein, Illinois. The Mundelein facility was acquired in the acquisition of Olympic Packaging in 1995. In connection with this closing and considering the impact of the Waldorf acquisition, the Company charged to net income approximately $12,784,000 ($.37 per share) during fiscal 1997, which consisted primarily of the non-cash write-


ROCK-TENN COMPANY  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY

                  off of goodwill associated with the Company's Olympic Packaging subsidiary. The write-off of goodwill was required based upon the decision to close the Mundelein facility and the determination that such goodwill would not be recoverable. For the year ended September 30, 1997, the Company incurred additional costs of approximately $1,622,000 ($989,000 or $.03 per share after tax), principally for the termination of approximately 150 employees and other related charges associated with closing the Mundelein facility.
                      During fiscal 1997, management decided to close a plastics recycling facility located in Indianapolis, Indiana. For the year ended September 30, 1997, the Company recorded costs of approximately $1,750,000 ($1,068,000 or $.03 per share after tax) related to this closing, primarily relating to the estimated losses on disposal of the equipment.
                      As of September 30, 1997, the Company had a remaining
                  liability of approximately $2,297,000 related to the Mundelein and Indianapolis plant closings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations
                  - Forward-Looking Statements."

                  FISCAL 1996
                  On June 24, 1996, the Company announced a facility closing and consolidation plan. This plan was developed to reduce the operating losses historically incurred at the Company's Lynchburg converting facility and is intended to optimize the utilization of certain other Company assets. As part of this plan, the Company closed two fiber partition plants, opened one new fiber partition plant and relocated a laminated paperboard book cover panels operation from Lynchburg to one of the closed plants.
                      In connection with this plan, the Company incurred
                  expenses of approximately $3,600,000 ($2,232,000 or $.07 per share after taxes) consisting primarily of employee severance, employee relocation and training costs, operating losses in excess of amounts normally expected to occur, asset impairment, equipment and inventory relocation costs and lease termination costs. All such expenses were charged to income from operations. All amounts accrued as of September 30, 1997 related to this plan were immaterial. The employment of approximately 150 employees was terminated in connection with these closures and consolidation.

                  FISCAL 1995
                  On January 17, 1995, the Company acquired all of the outstanding capital stock of Olympic Packaging, Inc. ("Olympic"), a folding carton manufacturer. On January 31, 1995, the Company acquired substantially all of the assets of Alliance Display and Packaging ("Alliance"), a corrugated display and packaging manufacturer located in Winston-Salem, North Carolina. These acquisitions were financed with borrowings under the Company's revolving credit facilities and the issuance of an $18,500,000 promissory note to a seller. Both acquisitions were accounted for under the purchase method. The consolidated statement of income for fiscal 1995 includes the results of operations of Olympic and Alliance from the respective dates of acquisition.
                      The detail of the net assets acquired is as follows (in
                  thousands):


                  Net working capital                                  $15,152
                  Property, plant, equipment and other                  21,140
                  Intangible assets                                     43,787
                  ------------------------------------------------------------
                  Net assets acquired                                  $80,079
                  ============================================================

                                                           ROCK-TENN COMPANY 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


3. SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                  CAPITALIZATION
                  The Company's capital stock consists of Class A common stock ("Class A Common") and Class B common stock ("Class B Common"). Holders of Class A Common have one vote per share and holders of Class B Common have 10 votes per share. Holders of Class B Common are entitled to convert their shares into Class A Common at any time on a share-for-share basis, subject to certain rights of first refusal by the Company and its management committee.
                      The Company also has authorized preferred stock, of which
                  no shares have been issued. The terms and provisions of such shares will be determined by the Board of Directors upon any issuance of such shares.

                  STOCK OPTION PLANS
                  The Company's 1993 Stock Option Plan allows for the granting of options to certain key employees for the purchase of a maximum of 2,200,000 shares of Class A Common. Options which have been granted under this plan vest in increments over a period of up to three years.
                      The Incentive Stock Option Plan, the 1987 Stock Option
                  Plan and the 1989 Stock Option Plan provided for the granting of options to certain key employees for an aggregate of 4,320,000 shares of Class A Common and 1,440,000 shares of Class B Common. The Company will not grant any additional options under the Incentive Stock Option Plan, the 1987 Stock Option Plan or the 1989 Stock Option Plan.
                      The Company has elected to follow Accounting Principles
                  Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, generally no compensation expense is recognized.
                      Pro forma information regarding net income and earnings
                  per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997: risk-free interest rate of 6.3%, a dividend yield of 2.0%, volatility factor of the expected market price of the Company's common stock of .28, and an expected life of the option of 10 years.
                      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
                      For purposes of pro forma disclosures, the estimated fair
                  value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                           1997          1996
                  -------------------------------------------------------------
                  Pro forma net income                   $14,979        $50,434
                  Pro forma earnings per share
                    Primary                              $   .44        $  1.48
                    Fully diluted                            .43           1.48

ROCK-TENN COMPANY 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


The table below summarizes the changes in all stock options during the periods indicated:


                                                                      Class B Common                      Class A Common
                                                                   Shares     Price Range            Shares        Price Range
                  -------------------------------------------------------------------------------------------------------------
                  Options outstanding at September 30, 1994        349,063            $2.77-8.20   1,211,216       $ 1.79-16.75
                    Exercised                                      (38,628)           $3.58-6.70    (215,416)      $  1.79-6.70
                    Granted                                              -                     -     269,000       $17.00-18.25
                  -------------------------------------------------------------------------------------------------------------
                  Options outstanding at September 30, 1995        310,435            $2.77-8.20   1,264,800       $ 2.75-18.25
                    Exercised                                      (23,200)           $3.60-8.20     (42,000)      $  4.75-8.20
                    Effect of stock dividend issued
                      November 15, 1996                             28,724            $2.52-7.45     122,280       $ 2.50-16.59
                  -------------------------------------------------------------------------------------------------------------
                  Options outstanding at September 30, 1996        315,959            $2.52-7.45   1,345,080       $ 2.50-16.59
                    Exercised or forfeited                         (14,080)           $2.52-3.27    (124,520)      $ 2.50-18.30
                    Granted                                              -                     -     757,100       $17.50-20.31
                  -------------------------------------------------------------------------------------------------------------
                  OPTIONS OUTSTANDING AT
                    SEPTEMBER 30, 1997                             301,879            $2.52-7.45   1,977,660       $ 2.50-20.31
                  OPTIONS EXERCISABLE AT
                    SEPTEMBER 30, 1997                             301,879            $2.52-7.45   1,224,585       $ 2.50-18.30
                  OPTIONS AVAILABLE FOR FUTURE GRANT
                    AT SEPTEMBER 30, 1997                                -                     -     834,600                  -
                  -------------------------------------------------------------------------------------------------------------



                      The following table summarizes information concerning
                  options outstanding and exercisable at September 30, 1997:


                                       CLASS B COMMON                      CLASS A COMMON
                                  ----------------------    -----------------------------------------------
                                                                                                             WEIGHTED
                                                                                                              AVERAGE
                                     NUMBER      WEIGHTED                 WEIGHTED               WEIGHTED    REMAINING
                      RANGE OF     OUTSTANDING    AVERAGE                  AVERAGE                AVERAGE   CONTRACTUAL
                      EXERCISE        AND        EXERCISE      NUMBER     EXERCISE     NUMBER     EXERCISE   LIFE (BOTH
                       PRICES      EXERCISABLE     PRICE     OUTSTANDING    PRICE    EXERCISABLE    PRICE     CLASSES)
                  -----------------------------------------------------------------------------------------------------
                  $2.50-$4.33         176,880    $   3.60        377,300  $   3.43     377,300   $   3.43        2
                  $6.06-$7.45         124,999        6.67        243,760      6.70     243,760       6.70        5
                  $15.23-$18.30             -           -        901,600     16.32     603,525      15.70        8
                  $20.31                    -           -        455,000     20.31           -          -       10
                  -----------------------------------------------------------------------------------------------------
                                      301,879    $   4.87      1,977,660  $  13.59   1,224,585   $  10.13        6
                  -----------------------------------------------------------------------------------------------------

                      The weighted average exercise price for Class B Common
                  options exercised or forfeited during fiscal 1997 was $2.74. The weighted average exercise price for Class A Common options exercised or forfeited and granted during fiscal 1997 was $4.21 and $19.49, respectively. The estimated weighted average fair value of options granted during fiscal 1997 with option prices equal to the market price on the date of grant was $7.61.

                  EMPLOYEE STOCK PURCHASE PLAN
                  Under the 1993 Employee Stock Purchase Plan, 660,000 shares of Class A Common are reserved for purchase by substantially all qualifying employees of the Company. In fiscal 1997, 1996 and 1995, approximately 196,000, 147,000 and 86,000 shares, respectively, were purchased by employees under this plan.


                                                          ROCK-TENN COMPANY 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


4. LONG-TERM DEBT
-------------------------------------------------------------------------------

                  Long-term debt at September 30, 1997 and 1996 consists of the following:

                                                                                                    September 30,
                  (Dollars In Thousands)                                                        1997           1996
                  ----------------------------------------------------------------------------------------------------
                  Revolving credit facility(a)                                                 $386,000       $      -
                  7.25% notes, due August 2005, net of unamortized
                    discount of $108 and $122(b)                                                 99,892         99,878
                  Industrial revenue bonds, bearing interest at variable rates
                    (4.25% at September 30, 1997), due through December 2015(c)                  32,150         28,250
                  Other notes                                                                    15,580         18,476
                  ----------------------------------------------------------------------------------------------------
                                                                                                533,622        146,604
                  Less current maturities of long-term debt                                      41,282          7,260
                  ----------------------------------------------------------------------------------------------------
                  Long-term debt due after one year                                            $492,340       $139,344
                  ----------------------------------------------------------------------------------------------------

                  (a) In fiscal 1997, the Company replaced its $100,000,000
                      revolving credit facility with a new revolving credit facility, provided by a syndicate of banks, which provides aggregate borrowing availability of up to $450,000,000 through 2002. Borrowings outstanding under the facility bear interest based upon LIBOR plus an applicable margin. This rate was 6.24% at September 30, 1997. Annual facility fees range from .075% to .3% of the aggregate borrowing availability, based on the Company's consolidated funded debt to total capitalization ratio. Under the agreements covering this loan, restrictions exist as to the maintenance of financial ratios, creation of additional long-term and short-term debt, certain leasing arrangements, mergers, acquisitions, disposals and other matters. The agreements also provide that the payment of cash dividends, acquisition of common shares and redemption of preferred stock cannot exceed amounts based on an earnings formula. The Company is in compliance with such restrictions. In October 1997, the Company entered into two interest rate agreements effectively to cap the interest rate on portions of the amount outstanding under the revolving credit facility. Under the agreements, $75 million is capped at 8.00% per annum until October 7, 2000 while another $75 million is capped at 7.50% per annum until October 7, 1999. The costs associated with these interest rate agreements are being amortized over the terms of the agreements.

                  (b) In August 1995, the Company sold $100,000,000 in
                      aggregate principal amount of its 7.25% notes due August 1, 2005 (the "Notes"). The Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The Notes are unsubordinated, unsecured obligations. The indenture related to the Notes restricts the Company and its subsidiaries from incurring certain liens and entering into certain sale and leaseback transactions, subject to a number of exceptions. Debt issuance costs of approximately $908,000 are being amortized over the term of the Notes. In May 1995, the Company entered into an interest rate adjustment transaction in order effectively to fix the interest rate on the Notes subsequently issued in August 1995. The costs associated with the interest rate adjustment transaction of $1,530,000 are being amortized over the term of the Notes. Giving effect to the amortization of the original issue discount, the debt issuance costs and the costs associated with the interest rate adjustment transaction, the effective interest rate on the Notes is approximately 7.51%.

                  (c) Payments of principal and interest on these industrial revenue bonds are guaranteed by a letter of credit issued by a bank. Restrictions on the Company similar to those described in (a) above exist under the terms of the agreements. The bonds are remarketed periodically based on the interest rate period selected by the Company. In the event the bonds cannot be remarketed, the bank has agreed to extend long-term financing to the Company in an amount sufficient to retire the bonds.

                      At September 30, 1997, the fair market value of the Notes
                  was approximately $102,310,000 based on quoted market prices. The carrying amounts reported in the consolidated balance sheet for all other fixed rate long-term debt approximate fair market value. At September 30, 1997, the carrying amount for variable rate long-term debt also approximates fair market value since the interest rates on these instruments are reset periodically.


ROCK-TENN COMPANY 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


                      The amount of consolidated net earnings available for
                  dividends and other restricted payments, as defined in debt agreements, was approximately $162,393,000 at September 30, 1997.
                      As of September 30, 1997, $353,000,000 of the $386,000,000
                  outstanding under the revolving credit facility was classified as long-term debt since the Company has the ability to continue to finance this amount pursuant to the terms of the revolving credit facility and does not intend to repay this amount with cash from operations during the ensuing year. As of September 30, 1997, the aggregate maturities of long-term debt for the succeeding five years are as follows (in thousands):

                  -----------------------------------
                  1998                       $ 41,282
                  1999                          9,310
                  2000                            330
                  2001                            197
                  2002                        353,218
                  Thereafter                  129,285
                  -----------------------------------
                  Total long-term debt       $533,622
                  -----------------------------------

                      In fiscal 1996, one of the Company's Canadian subsidiaries entered into a revolving credit facility with a Canadian bank. The facility provides borrowing availability of up to Canadian $2,000,000 and can be renewed on an annual basis. There are no facility fees related to this arrangement. As of September 30, 1997, there were no amounts outstanding under this facility. As of September 30, 1996, there was approximately U.S. $432,000 outstanding under this facility at an average interest rate of 6.5%.

5. LEASES
-------------------------------------------------------------------------------

                  The Company leases certain manufacturing and warehousing facilities and equipment (primarily transportation equipment) under various operating leases.
                      As of September 30, 1997, future minimum lease payments,
                  including certain maintenance charges on transportation equipment, under all noncancelable leases, are as follows (in thousands):


                  ------------------------------------------------------
                  1998                                          $  4,104
                  1999                                             3,517
                  2000                                             2,426
                  2001                                             1,493
                  2002                                               678
                  Thereafter                                       2,012
                  ------------------------------------------------------
                  Total future minimum lease payments           $ 14,230
                  ------------------------------------------------------

                      Rental expense for the years ended September 30, 1997,
                  1996 and 1995 was approximately $10,503,000, $8,653,000 and
                  $7,351,000, respectively, including lease payments under cancelable leases.

6. INCOME TAXES
-------------------------------------------------------------------------------

                  The Company accounts for income taxes under the liability method which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The recognition of future tax benefits is required to the extent that realization of such benefits is more likely than not.


                                                          ROCK-TENN COMPANY 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY



                  The provisions for income taxes consist of the following components (in thousands):


                                                                                       Years Ended September 30,
                                                                                   1997          1996          1995
                  ----------------------------------------------------------------------------------------------------
                  Current income taxes:
                    Federal                                                      $13,676        $23,552        $16,939
                    State                                                          2,694          2,927          3,108
                    Foreign                                                          268           (240)            45
                  ----------------------------------------------------------------------------------------------------
                  Total current                                                   16,638         26,239         20,092
                  ----------------------------------------------------------------------------------------------------
                  Deferred income taxes:
                    Federal                                                        3,989          3,912          4,904
                    State                                                            349             46            561
                    Foreign                                                          679          1,147            933
                  ----------------------------------------------------------------------------------------------------
                  Total deferred                                                   5,017          5,105          6,398
                  ----------------------------------------------------------------------------------------------------
                  Provision for income taxes                                     $21,655        $31,344        $26,490
                  ----------------------------------------------------------------------------------------------------

                      The differences between the statutory federal income tax
                  rate and the Company's effective income tax rate are as follows:


                                                                                         Years Ended September 30,
                                                                                    1997           1996          1995
                  ---------------------------------------------------------------------------------------------------
                  Statutory federal tax rate                                          35.0%          35.0%       35.0%
                  State taxes, net of federal benefit                                  3.9            2.7         3.5
                  Non-deductible amortization and write-off of
                    goodwill (See Note 2)                                             18.3              -           -
                  Other, net                                                           0.2            0.3         0.5
                  ---------------------------------------------------------------------------------------------------
                  Effective tax rate                                                  57.4%          38.0%       39.0%
                  ---------------------------------------------------------------------------------------------------

                      The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following (in thousands):


                                                                                                     September 30,
                                                                                                 1997          1996
                  ----------------------------------------------------------------------------------------------------
                  Deferred income tax assets:
                    Accruals and allowances                                                     $10,077       $  4,560
                    Other                                                                         4,002          1,677
                  ----------------------------------------------------------------------------------------------------
                  Total                                                                          14,079          6,237
                  ----------------------------------------------------------------------------------------------------
                  Deferred income tax liabilities:
                    Property, plant and equipment                                                74,281         24,583
                    Deductible intangibles                                                        2,533              -
                    Accrued pension and other                                                    15,553          4,790
                  ----------------------------------------------------------------------------------------------------
                  Total                                                                          92,367         29,373
                  ----------------------------------------------------------------------------------------------------
                  Net deferred income tax liability                                             $78,288        $23,136
                  ----------------------------------------------------------------------------------------------------

                      The Company has not recorded any valuation allowances for deferred income tax assets. The components of the income before income taxes and minority interest are (in thousands):


                                                                                       Years Ended September 30,
                                                                                   1997           1996          1995
                  ----------------------------------------------------------------------------------------------------
                  United States                                                  $35,267        $80,798        $65,289
                  ----------------------------------------------------------------------------------------------------
                  Foreign                                                          2,840          1,671          2,633
                  ----------------------------------------------------------------------------------------------------
                  Income before income taxes and minority interest               $38,107        $82,469        $67,922
                  ----------------------------------------------------------------------------------------------------


ROCK-TENN COMPANY 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY




7. RETIREMENT PLANS
-------------------------------------------------------------------------------

                  The Company has a number of defined benefit pension plans covering essentially all employees who are not covered by certain collective bargaining agreements. The benefits are based on years of service and, for certain plans, compensation. The Company's practice is to fund amounts deductible for federal income tax purposes.
                      In addition, under several labor contracts the Company
                  makes payments based on hours worked into multi-employer pension plan trusts established for the benefit of certain collective bargaining employees.
                      The Company's net periodic pension cost includes the
                  following components (in thousands):


                                                                                       Years Ended September 30,
                                                                                  1997           1996          1995
                  -----------------------------------------------------------------------------------------------------
                  Service cost                                                 $   6,027      $   4,327      $   3,266
                  Interest cost on projected benefit obligations                   9,647          7,235          6,140
                  Actual return on plan assets                                   (26,063)       (17,311)       (11,492)
                  Net amortization of the initial asset                             (399)          (395)          (395)
                  Net amortization and deferral                                   15,964         10,226          5,780
                  -----------------------------------------------------------------------------------------------------
                  Total Company defined benefit plan expense                       5,176          4,082          3,299
                  Multi-employer plans for collective bargaining employees           163            166            159
                  -----------------------------------------------------------------------------------------------------
                  Net periodic pension cost                                    $   5,339      $   4,248      $   3,458
                  -----------------------------------------------------------------------------------------------------


                      The reconciliation of the Company's defined benefit plans'
                  funded status to the amount reported in the Company's consolidated balance sheets at September 30, 1997 and 1996 is as follows (in thousands):


                                                                                               September 30,
                                                                                      1997               1996
                  --------------------------------------------------------------------------------------------------------
                                                                                   PLANS WHERE   Plans where  Plans where
                                                                                  ASSETS EXCEED assets exceed accumulated
                                                                                   ACCUMULATED   accumulated   benefits
                                                                                    BENEFITS      benefits   exceed assets
                  --------------------------------------------------------------------------------------------------------
                  Actuarial present value of projected benefit obligations for services rendered to date:
                     Actuarial present value of accumulated benefit obligations:
                         Vested                                                   $   117,138   $  77,960    $  1,240
                         Nonvested                                                      8,699       6,617          72
                  ---------------------------------------------------------------------------------------------------
                                                                                      125,837      84,577       1,312
                    Additional amounts related to projected compensation levels        20,971      16,279           -
                  ---------------------------------------------------------------------------------------------------
                                                                                      146,808     100,856       1,312
                  Plan assets at fair value, primarily equities, fixed income
                    securities, common trust funds and cash equivalents               159,048     100,599       1,244
                  ---------------------------------------------------------------------------------------------------
                  Funded status                                                        12,240        (257)        (68)
                  Unrecognized prior service cost                                       2,638       2,911          63
                  Unrecognized net actuarial (gain) loss-difference in
                    assumptions and actual experience                                 (16,466)       (700)         49
                  Initial unrecognized net (asset) liability being recognized
                    over periods ranging from 12 to 19 years                           (1,360)     (1,770)         29
                  Additional minimum liability                                              -           -        (141)
                  ---------------------------------------------------------------------------------------------------
                  (Accrued) prepaid pension cost included in
                    consolidated balance sheets                                     $  (2,948)  $     184    $    (68)
                  ---------------------------------------------------------------------------------------------------



                                                          ROCK-TENN COMPANY 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY



                      The discount rate used in determining the actuarial
                  present value of the projected benefit obligations was 7.5% as of September 30, 1997 and 1996. The expected increase in compensation levels used in determining the actuarial present value of the projected benefit obligations was 4% as of September 30, 1997 and 1996. The expected long-term rate of return on assets, net of administrative expenses, used in determining net pension expense was 9% for all years presented.
                      The Company has a Supplemental Executive Retirement Plan
                  ("SERP") which provides unfunded supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension payments to partially offset the reduction in amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by federal income tax regulations. Expense relating to the plan of $174,000, $162,000 and $169,000 was recorded for the years ended September 30, 1997, 1996 and 1995, respectively.
                      Effective October 1, 1997 the Company implemented an
                  employee savings plan which permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company matches contributions up to a maximum of 6% of compensation as defined by the plan. As a result of the new employee savings plan, the Company has amended its defined benefit plans to essentially lower pension benefits.

8. RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

                  A director of the Company is the chairman and a significant shareholder of the insurance agency that brokers substantially all insurance for the Company. The insurance premiums paid by the Company may vary significantly from year to year with the claims arising during such years. For the years ended September 30, 1997, 1996 and 1995, payments were approximately $3,831,000, $3,239,000 and $3,355,000, respectively.
                      A director of the Company is the former Chairman of the
                  construction company that is constructing a new building at the Company's home office. For the year ended September 30, 1997, payments approximated $5,335,000 and were capitalized as property, plant and equipment.

9. COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

                  CAPITAL ADDITIONS
                  Estimated costs for completion of authorized capital additions under construction as of September 30, 1997 totaled approximately $32,000,000.

                  STOCK REPURCHASE PLAN
                  The Board of Directors has approved a stock repurchase plan for the repurchase of a maximum of 1,500,000 shares in aggregate of Class A Common or Class B Common prior to July 31, 1998. In fiscal 1997, the Company made no repurchases of shares. In fiscal 1996 and 1995, the Company repurchased 217,000 and 472,946 shares, respectively, under this plan.

                  ENVIRONMENTAL AND OTHER MATTERS
                  The Company is subject to many federal, state, local and foreign environmental laws and regulations. The Company is currently involved in the assessment of various sites, two of which the Company has an ownership interest in and all others of which are owned by third parties. Environmental expenditures which relate to an existing condition caused by past operations and which have no significant future economic benefit to the Company are expensed. Future environmental-related expenditures cannot be reliably determined in many circumstances due to the early stages of investigations, the uncertainty of specific remediation methods, changing environmental laws and


ROCK-TENN COMPANY 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY


                  interpretations and other matters. Such costs are accrued at the time the expenditure becomes probable and the costs can be reasonably estimated. Costs are accrued based upon estimates determined by management.
                      Currently, the Company has been named as a potentially
                  responsible party at ten sites. At such sites, a variety of potentially responsible parties are involved. Management believes that it is probable that the parties associated with these sites will fulfill their obligations.
                      Expenses associated with and amounts accrued for
                  environmental assessment and remediation have not been material for the three years ended September 30, 1997. It is possible that costs in excess of amounts accrued may be incurred, however, management believes that such additional amounts will not have a material effect on the Company's financial position and results of operations.
                      On December 1, 1995, a suit was filed by a private party
                  against, among others, the Company in the United States District Court for the Western District of Michigan alleging that the Company is jointly and severally liable under federal and state law for the release of certain hazardous materials at the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site. No specific amounts have been asserted by the plaintiff with respect to this matter, however, the eventual amounts could be material. The Company has responded to, and denies any liability with respect to, this matter and is vigorously defending itself. The Company cannot currently predict whether the plaintiff will prevail on its claims or the magnitude of any potential recovery, if any.
                      In addition, the Company is involved in various other
                  legal proceedings and matters arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that the resolutions of these matters would not have a material adverse effect on the financial position or the results of operations of the Company.

10. SEGMENT INFORMATION
-------------------------------------------------------------------------------

                  The Company operates principally in two business segments. The converted products segment is comprised of facilities that produce folding cartons, laminated paperboard products, fiber partitions, corrugated containers, corrugated displays and thermoformed plastic products. The paperboard segment consists of facilities that manufacture 100% recycled clay-coated and uncoated paperboard and corrugating medium and that collect recovered paper. Intersegment sales are accounted for at prices that approximate market prices. Certain operations included in the converted products segment are located in foreign countries and had operating income of $4,483,000, $2,944,000 and $4,369,000 for fiscal years ended September 30, 1997, 1996 and 1995, respectively. For fiscal 1997, foreign operations represented approximately 4.8%, 7.0% and 5.3% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. In fiscal 1996, these operations represented approximately 6.1%, 3.2% and 8.9% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. In fiscal 1995, these operations represented approximately 5.6%, 5.8% and 9.9% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively.
                     Operating profit includes all costs and expenses directly
                  related to the segment involved. The


                                                           ROCK-TENN COMPANY 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY

                  corporate portion of operating profit includes corporate general and administrative expenses.
                      Assets are assigned to segments based on use. Corporate
                  assets primarily consist of cash and cash equivalents and property, plant and equipment.
                      Following is a tabulation of business segment information
                  for each of the past three fiscal years (in thousands):


                                                                                      Years Ended September 30,
                                                                                1997           1996           1995
                  ----------------------------------------------------------------------------------------------------
                  Net sales (aggregate):
                    Converted products                                       $   938,711    $   779,696    $   757,704
                    Paperboard                                                   391,805        281,402        329,368
                  ----------------------------------------------------------------------------------------------------
                  Total                                                      $ 1,330,516    $ 1,061,098    $ 1,087,072
                  ----------------------------------------------------------------------------------------------------
                  Less net sales (intersegment):
                    Converted products                                       $     1,194    $       429    $       390
                    Paperboard                                                   219,629        184,558        183,804
                  ----------------------------------------------------------------------------------------------------
                  Total                                                      $   220,823    $   184,987    $   184,194
                  ----------------------------------------------------------------------------------------------------
                  Net sales (unaffiliated customers):
                    Converted products                                       $   937,517    $   779,267    $   757,314
                    Paperboard                                                   172,176         96,844        145,564
                  ----------------------------------------------------------------------------------------------------
                  Total                                                      $ 1,109,693    $   876,111    $   902,878
                  ----------------------------------------------------------------------------------------------------
                  Operating income (expense):
                    Converted products(a)                                    $    26,412    $    35,218    $    31,163
                    Paperboard                                                    46,382         64,431         51,364
                  ----------------------------------------------------------------------------------------------------
                                                                                  72,794         99,649         82,527
                  Corporate expense                                               (8,618)        (7,492)        (6,560)
                  ----------------------------------------------------------------------------------------------------
                  Income from operations                                          64,176         92,157         75,967
                    Minority interest in consolidated subsidiary                    (351)             -              -
                    Interest expense                                             (26,787)       (10,978)        (8,387)
                    Interest income                                                  718          1,290            342
                  ----------------------------------------------------------------------------------------------------
                  Income before income taxes                                 $    37,756    $    82,469    $    67,922
                  ----------------------------------------------------------------------------------------------------
                  Identifiable assets:
                    Converted products                                       $   644,339    $   414,331    $   421,685
                    Paperboard                                                   457,845        110,769        100,366
                    Corporate                                                     11,502         56,588         33,203
                  ----------------------------------------------------------------------------------------------------
                  Total                                                      $ 1,113,686    $   581,688    $   555,254
                  ----------------------------------------------------------------------------------------------------
                  Depreciation and amortization:(a), (b)
                    Converted products                                       $    55,143    $    35,262    $    30,414
                    Paperboard                                                    21,101         12,855         12,239
                    Corporate                                                        559            447            538
                  ----------------------------------------------------------------------------------------------------
                  Total                                                      $    76,803    $    48,564    $    43,191
                  ----------------------------------------------------------------------------------------------------
                  Capital expenditures, including assets acquired:
                    Converted products                                       $   135,825    $    45,077    $    72,164
                    Paperboard                                                   135,365         26,480         23,205
                    Corporate                                                        210            238            805
                  ----------------------------------------------------------------------------------------------------
                  Total                                                      $   271,400    $    71,795    $    96,174
                  ----------------------------------------------------------------------------------------------------


                  (a) The Company incurred $16,251,000 in fiscal 1997 in plant closing and other costs (see Note 2). These costs related to the converted products segment and the applicable amounts are reflected in the segment's operating income and depreciation and amortization.

                  (b) The effect of the change in depreciation methods from the
                      150% declining balance method to the straight-line method


ROCK-TENN COMPANY 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROCK-TENN COMPANY

                  for machinery and equipment placed in service during fiscal 1997 was to increase operating income by $4,936,000. The depreciation change resulted in a decrease in depreciation expense in each of the segments as follows: $2,689,000 in the converted products segment, $2,227,000 in the paperboard segment and $20,000 in the corporate expenses.


11. FINANCIAL RESULTS BY QUARTER (UNAUDITED)
-------------------------------------------------------------------------------



                                                                   FIRST        SECOND          THIRD        FOURTH
                  1997                                            QUARTER       QUARTER        QUARTER       QUARTER
                  ----------------------------------------------------------------------------------------------------
                  Net sales                                       $208,318      $275,397       $300,302       $325,676
                  Gross profit                                      53,593        65,744         75,239         82,960
                  Net income (loss)                                  7,399        (7,191)         6,212          9,681
                  Earnings (loss) per common and
                    common equivalent share                            .22          (.22)           .18            .28
                  ----------------------------------------------------------------------------------------------------

                                                                   First        Second          Third         Fourth
                  1996                                            Quarter       Quarter        Quarter        Quarter
                  ----------------------------------------------------------------------------------------------------
                  Net sales                                       $219,362      $216,477       $216,211       $224,061
                  Gross profit                                      58,159        60,187         62,563         63,000
                  Net income                                        11,785        12,267         13,525         13,548
                  Earnings per common and
                    common equivalent share                            .35           .36            .40            .40
                  ----------------------------------------------------------------------------------------------------


                  The interim earnings per common and common equivalent share amounts were computed as if each quarter was a discrete period. As a result, the sum of the earnings per common and common equivalent share by quarter will not necessarily total the annual earnings per common and common equivalent share.
                      The results of operations for the second, third and fourth quarters of fiscal 1997 include expenses of approximately $12,784,000, $2,700,000 and $767,000, respectively, incurred by the Company as a result of the facility closings and related items (see Note 2).
                      The results of operations for the third and fourth
                  quarters of fiscal 1996 include expenses of approximately $1,300,000 and $2,300,000, respectively, incurred by the Company as a result of the facility closing and consolidation plan (see Note 2).


                                                           ROCK-TENN COMPANY 46

REPORT OF INDEPENDENT AUDITORS


                  The Board of Directors and Shareholders
                  Rock-Tenn Company

                  We have audited the accompanying consolidated balance sheets of Rock-Tenn Company as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                      We conducted our audits in accordance with generally
                  accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rock-Tenn Company at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.
                      As discussed in Note 1 to the consolidated financial
                  statements, effective October 1, 1996, the Company changed its method of accounting for depreciation of machinery and equipment placed in service subsequent to September 30, 1996.





                  Atlanta, Georgia
                  October 21, 1997


ROCK-TENN COMPANY 47

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL INFORMATION

ROCK-TENN COMPANY

                  The management of Rock-Tenn Company has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.
                      Rock-Tenn Company has established and maintains a system
                  of internal control to safeguard assets against loss or unauthorized use and to ensure the proper authorization and accounting for all transactions. This system includes appropriate reviews by the Company's internal audit department and management as well as written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary.
                      The Board of Directors, through its Audit Committee, is
                  responsible for ensuring that both management and the independent auditors fulfill their respective responsibilities with regard to the financial statements. The Audit Committee, composed entirely of directors who are not officers or employees of the Company, meets periodically with both management and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors and the Company's internal audit department have full and free access to the Audit Committee and meet with it, with and without management present, to discuss auditing and financial reporting matters.
                      The Company's financial statements have been audited by
                  Ernst & Young LLP, independent auditors, elected by the shareholders. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.
                      As part of its audit of the Company's financial
                  statements, Ernst & Young LLP considered the Company's internal control structure in determining the nature, timing and extent of audit tests to be applied. Management has considered Ernst & Young LLP's recommendations concerning the Company's system of internal control and has taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that, as of September 30, 1997, the Company's system of internal control is adequate to accomplish the objectives discussed herein.



                  Bradley Currey, Jr.                          David C. Nicholson
                  Chairman of the Board of Directors           Senior Vice President and
                  and Chief Executive Officer                  Chief Financial Officer


                                                           ROCK-TENN COMPANY 48

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL INFORMATION

ROCK-TENN COMPANY

                  The management of Rock-Tenn Company has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.
                      Rock-Tenn Company has established and maintains a system
                  of internal control to safeguard assets against loss or unauthorized use and to ensure the proper authorization and accounting for all transactions. This system includes appropriate reviews by the Company's internal audit department and management as well as written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary.
                      The Board of Directors, through its Audit Committee, is
                  responsible for ensuring that both management and the independent auditors fulfill their respective responsibilities with regard to the financial statements. The Audit Committee, composed entirely of directors who are not officers or employees of the Company, meets periodically with both management and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors and the Company's internal audit department have full and free access to the Audit Committee and meet with it, with and without management present, to discuss auditing and financial reporting matters.
                      The Company's financial statements have been audited by
                  Ernst & Young LLP, independent auditors, elected by the shareholders. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.
                      As part of its audit of the Company's financial
                  statements, Ernst & Young LLP considered the Company's internal control structure in determining the nature, timing and extent of audit tests to be applied. Management has considered Ernst & Young LLP's recommendations concerning the Company's system of internal control and has taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that, as of September 30, 1997, the Company's system of internal control is adequate to accomplish the objectives discussed herein.


                  Bradley Currey, Jr.                            David C. Nicholson
                  Chairman of the Board of Directors             Senior Vice President and
                  and Chief Executive Officer                    Chief Financial Officer



ROCK-TENN COMPANY 49