Form 10-K, Exhibit 13
period 1998-09-30
ROCK TENN CO
filed 1998-12-21
CIK 230498

                                                                      EXHIBIT 13


Rock-Tenn Overview

Rock-Tenn has two core businesses. The Company supplies packaging and laminated paperboard products to consumer and industrial markets throughout North America. In addition, we produce 100% recycled paperboard, which is the principal raw material used by our converting operations.
         Since its founding in 1936, Rock-Tenn Company has expanded its existing businesses and acquired related businesses with a careful focus on developing niche markets that utilize recycled paperboard. The Company's long track record of success has been achieved by avoiding businesses with which Rock-Tenn has little experience, and entering businesses in which the Company has unique competence.
         Headquartered in Norcross, Georgia, Rock-Tenn employs approximately 9,300 people and operates 77 manufacturing facilities throughout the United States, Canada and Mexico. Rock-Tenn's Class A common stock is traded on the New York Stock Exchange under the symbol RKT.

Rock-Tenn
At-A-Glance...Foldout

Our Five Strengths...1

Letter to Shareholders...2

A Foundation for Value...4

Integrated Operations...6

Market Leadership...8

Multiple Packaging
Solutions...10

Solid Growth Strategy...12

Directors and Officers...14

Financial Review...15

Locations...48

Shareholder Information...49


FINANCIAL AND OPERATING HIGHLIGHTS

ROCK-TENN COMPANY


                                                           Year Ended September 30,
(In Thousands, Except Per Share Amounts)             1998            1997       % change
-----------------------------------------------------------------------------------------
Net sales                                         $1,293,606      $1,109,693        17%
Income before income taxes                            74,613          37,756        98%
Net income                                            42,020          16,101       161%
Diluted earnings per common share                       1.20             .47       155%
Dividends paid per common share                          .30             .30         -
Book value per common share                            11.49           10.80         6%
Total assets                                       1,111,481       1,113,686         -
Long-term debt, including current maturities         508,338         533,622        (5%)
Shareholders' equity                                 397,415         371,212         7%
Cash provided by operating activities                125,688         106,377        18%
Capital expenditures                                  81,666          87,016        (6%)
Cash paid for purchases of businesses                      -         301,287      (100%)
----------------------------------------------------------------------------------------

PRICE RANGE OF CLASS A COMMON STOCK

                                                Fiscal 1998           Fiscal 1997
------------------------------------------------------------------------------------
                                              High        Low       High        Low
First Quarter                                $20.94     $19.13     $23.25     $17.50
Second Quarter                               $21.81     $15.75     $20.00     $16.50
Third Quarter                                $16.88     $12.56     $18.25     $13.75
Fourth Quarter                               $15.06     $10.00     $22.00     $17.00
------------------------------------------------------------------------------------

ROCK-TENN COMPANY OPERATIONS


                     [NATIONAL MAP OF ROCK-TENN COMPANY OPERATIONS]

FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

ROCK-TENN COMPANY


                                                                Year Ended September 30,
(In Thousands, Except Per Share Amounts)                    1998           1997(b)(c)     1996          1995(d)        1994
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                             $1,293,606     $1,109,693       $876,111      $902,878       $705,849
Income before income taxes                                74,613         37,756         82,469        67,922         60,978
Net income                                                42,020         16,101         51,125        41,432         37,501
-----------------------------------------------------------------------------------------------------------------------------

Diluted earnings per common share(a)                        1.20            .47           1.50          1.21           1.10
Dividends paid per common share(a)                           .30            .30            .27           .27            .15
Book value per common share(a)                             11.49          10.80          10.54          9.29           8.46
-----------------------------------------------------------------------------------------------------------------------------

Total assets                                           1,111,481      1,113,686        581,688       555,254        413,748
Long-term debt, including current maturities             508,338        533,622        146,604       162,087         61,210
Shareholders' equity                                     397,415        371,212        349,155       307,898        281,959
-----------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                    125,688        106,377        123,530        77,604         57,955
Capital expenditures                                      81,666         87,016         72,151        73,844         71,672
Cash paid for purchases of businesses                          -        301,287              -        61,579         34,978
-----------------------------------------------------------------------------------------------------------------------------

Notes:

(a) Gives effect to a 10% stock dividend paid on November 15, 1996.

(b) Effective October 1, 1996, the Company changed its method of depreciation for assets placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to such assets acquired after that date. The effect of this change was to increase net income by $3,011,000 in fiscal 1997.

(c) Reflects (i) the results of operations of Waldorf Corporation, Rite Paper Products, Inc., and The Davey Company beginning from the respective dates of acquisition, (ii) the results of operations of RTS Packaging, LLC from the date of formation and (iii) a $16.2 million charge to earnings for plant closing and other costs.

(d) Reflects the results of operations of Olympic Packaging, Inc., beginning January 17, 1995, and Alliance Display and Packaging, beginning January 31, 1995, the dates on which the Company acquired all of the outstanding stock of Olympic and substantially all of the net assets of Alliance, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

 ROCK-TENN COMPANY

General

The Company's core businesses, converted products and paperboard, are cyclical because of general industry supply and demand factors and tend to fluctuate with the general business cycle of the U.S. economy. These businesses are also seasonal with the first fiscal quarter generally experiencing lower sales and earnings due to reduced demand from customers during the period. See Note 12 of Notes to Consolidated Financial Statements.
     Unit production costs and earnings from converted products generally vary significantly with shipment levels. Vertical integration enables the Company to maintain operating rates at its paperboard mills during periods of reduced demand for recycled paperboard. The Company's strategy has been to operate its paperboard mills at high operating rates in order to lower unit production costs. During fiscal 1998, 1997 and 1996, the Company's paperboard mills ran at operating rates of 89.5%, 88.8% and 85.7%, respectively.
     Historically, costs of recovered paper, virgin paperboard and containerboard, the Company's principal raw materials, and the Company's selling prices have fluctuated significantly due to market conditions. The Company is not able to predict whether these costs or selling prices will rise or fall in the future. The Company seeks to manage its raw material costs through the following measures. First, ongoing modernization of manufacturing facilities has reduced waste, which has helped reduce raw materials costs. Second, the Company has sought to maximize its use of the expertise developed by the Recycled Fiber Division's recovered paper buyers in order to purchase recovered paper at lower costs. Third, the Company has invested in equipment that has enabled it to use lower cost grades of recovered paper in the production of its recycled paperboard while maintaining the quality of the end product.
     On January 21, 1997, the Company acquired all of the outstanding capital stock of the parent of Waldorf Corporation ("Waldorf"), a manufacturer of folding cartons and 100% recycled paperboard and a manufacturer of corrugating medium. On June 9, 1997, the Company acquired substantially all of the assets of Rite Paper Products, Inc. ("Rite Paper"), a manufacturer of laminated paperboard components primarily for the ready-to-assemble furniture industry. On July 9, 1997, the Company acquired substantially all of the assets and certain of the liabilities of The Davey Company ("Davey"), a manufacturer of recycled paperboard book covers used by the book publishing industry. On September 5, 1997, the Company and Sonoco Products Company combined their respective fiber partition business assets into a new entity named RTS Packaging, LLC ("RTS Packaging"), which is owned 65% by the Company. See Note 2 of Notes to Consolidated Financial Statements.

SEGMENT AND MARKET INFORMATION

The Company operates principally in two industry segments: converted products and paperboard. The converted products segment is comprised of facilities that produce folding cartons, fiber partitions, corrugated containers, corrugated displays, thermoformed plastic products and laminated paperboard products. In the folding carton and corrugated container markets, the Company competes with a significant number of national and regional packaging suppliers. In the fiber partitions, corrugated displays, thermoformed plastic products and laminated paperboard products markets, the Company competes with a smaller number of national, regional and local companies offering highly specialized products. During fiscal 1998, the Company sold converted products to over 5,000 customers with no customer accounting for more than 10% of the Company's net sales. The Company sells converted products to several large national customers which annually purchase $25 to $45 million of converted products from the Company; however, a majority of the Company's converted products sales are to customers which annually purchase less than $10 million of converted products from the Company. Within the converted products market, conditions have become highly competitive as large national customers have begun consolidating their supplier relationships. As a result of this trend, the Company regularly participates in bidding for sales opportunities to national customers. The loss of business or the award of new business from national customers may have a significant impact on the Company's results of operations.
     The paperboard segment consists of facilities that manufacture 100% recycled clay-coated and uncoated paperboard (referred to herein as boxboard) and corrugating medium (referred to herein as medium) and that collect recovered

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

paper. In the paperboard segment, the Company competes with integrated and non-integrated national, regional and local companies manufacturing various grades of paperboard. During fiscal 1998, the Company sold paperboard to over 1,000 customers. A significant percentage of the Company's sales of boxboard are made to the Company's converted products segment. The current trend in the paperboard industry is for a higher degree of integration between paperboard production and converted products sales. The Company's paperboard segment's sales volumes may therefore be directly impacted by changes in demand for the Company's converted products.


                             Fiscal Year Ended September 30,
(In Millions)                  1998        1997       1996
--------------------------------------------------------------
Net sales (aggregate):
  Converted products         $1,063.7    $  938.7   $  779.7
  Paperboard                    461.1       391.8      281.4
--------------------------------------------------------------
Total                        $1,524.8    $1,330.5   $1,061.1
--------------------------------------------------------------
Net sales (intersegment):
  Converted products         $    0.2    $    1.2   $    0.4
  Paperboard                    231.0       219.6      184.6
--------------------------------------------------------------
Total                        $  231.2    $  220.8   $  185.0
--------------------------------------------------------------
Net sales
(unaffiliated customers):
  Converted products         $1,063.5    $  937.5   $  779.3
  Paperboard                    230.1       172.2       96.8
--------------------------------------------------------------
  Total                      $1,293.6    $1,109.7   $  876.1
--------------------------------------------------------------
Operating income:
  Converted products         $   53.2    $   26.4   $   35.2
  Paperboard                     69.4        46.4       64.4
--------------------------------------------------------------
                                122.6        72.8       99.6
Corporate expense                (8.7)       (8.6)      (7.5)
--------------------------------------------------------------
Income from operations          113.9        64.2       92.1
  Interest expense              (35.0)      (26.8)     (10.9)
  Interest and other income       1.0         0.7        1.3
  Minority interest
   in income of
   consolidated subsidiary       (5.3)       (0.4)         -
--------------------------------------------------------------

Income before income taxes   $   74.6    $   37.7   $   82.5
--------------------------------------------------------------


Results of Operations

Quarterly information, set forth in the following tables, is provided to assist in evaluating trends in the Company's results of operations. For additional discussion of quarterly information, see the Company's quarterly reports filed on Form 10-Q.

Net Sales (Unaffiliated Customers)
Net sales for fiscal 1998 increased 16.6% to $1,293.6 million from $1,109.7 million for fiscal 1997. Net sales increased primarily as a result of acquisitions completed during fiscal 1997 and price increases offset by lower volumes for operations owned during both periods.
     Net sales for fiscal 1997 increased 26.7% to $1,109.7 million from $876.1 million for fiscal 1996. Net sales increased primarily as a result of the Waldorf acquisition.

Net Sales (Aggregate) - Converted Products Segment


                      First      Second      Third      Fourth         Fiscal
(In Millions)       Quarter     Quarter     Quarter     Quarter          Year
------------------------------------------------------------------------------
1996                $ 193.1    $  193.3    $  193.7    $  199.6      $  779.7
1997                  184.4       231.5       251.7       271.1         938.7
1998                  260.6       268.0       263.3       271.8       1,063.7
------------------------------------------------------------------------------

     Net sales of converted products before intersegment eliminations for fiscal 1998 increased 13.3% to $1,063.7 million from $938.7 million for fiscal 1997. The increase was primarily the result of acquisitions completed during fiscal 1997 and certain price increases. The Company experienced volume decreases in the latter part of fiscal 1998, which were primarily attributable to lower sales to a national customer. Separately, the Company has been notified that another national customer will phase out purchases during the first half of fiscal 1999. The Company currently believes that the impact of lower volumes with these national customers will be offset in future periods by the award of new business from other customers. However, there can be no assurance regarding the amount or timing of any such awards. See Segment and Market Information.
     Net sales of converted products before intersegment eliminations for fiscal 1997 increased 20.4% to $938.7 million from $779.7 million for fiscal 1996. The increase was primarily the result of the Waldorf acquisition.

Net Sales (Aggregate) - Paperboard Segment


                 First    Second     Third    Fourth   Fiscal
(In Millions)   Quarter  Quarter   Quarter   Quarter     Year
--------------------------------------------------------------
1996           $  72.9  $   71.9  $   69.9   $  66.7   $281.4
1997              66.5     100.4     109.3     115.6    391.8
1998             121.4     118.7     111.8     109.2    461.1
--------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

     Net sales of paperboard before intersegment eliminations for fiscal 1998 increased 17.7% to $461.1 million from $391.8 million for fiscal 1997. The increase was the result of the Waldorf acquisition, significant price and volume increases on medium and price increases on boxboard. See Operating Income - Paperboard Segment. The increase was offset in part by volume decreases in the latter part of fiscal 1998 attributable to lower volume with one national customer within the converted products segment discussed above. The phase out of a national customer's purchases within the converted products segment during the first half of fiscal 1999 will also result in a reduction in boxboard volumes. The Company currently believes that the impact of the lower volumes with these national customers will be offset in the future by awards of new business from other converted products customers and from sales of boxboard to other converters. However, there can be no assurance regarding the amount or timing of any such awards. See Segment and Market Information.
     Net sales of paperboard before intersegment eliminations for fiscal 1997 increased 39.2% to $391.8 million from $281.4 million for fiscal 1996. The increase was primarily the result of the Waldorf acquisition.

Cost of Goods Sold
Cost of goods sold for fiscal 1998 increased 13.7% to $950.2 million from $835.9 million for fiscal 1997. Cost of goods sold as a percentage of net sales for fiscal 1998 decreased to 73.5% from 75.3% for fiscal 1997. The decrease in cost of goods sold as a percentage of net sales was primarily the result of higher average selling prices and increased manufacturing efficiencies, which were partially offset by increased costs of recovered paper. See Operating Income - Paperboard Segment.
     Cost of goods sold for fiscal 1997 increased 33.0% to $835.9 million from $628.6 million for fiscal 1996. Cost of goods sold as a percentage of net sales for fiscal 1997 increased to 75.3% from 71.7% for fiscal 1996. The increase in cost of goods sold as a percentage of net sales was primarily the result of lower average selling prices during fiscal 1997 and a higher cost of goods sold as a percentage of net sales for the business acquired in the Waldorf acquisition compared to the Company's existing business. In addition, the medium business acquired in the Waldorf acquisition incurred significantly lower margins than the Company's average margins in fiscal 1996.

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

     Since some of the Company's competitors principally use the FIFO method, the following supplemental data is presented to illustrate the comparative effect of LIFO and FIFO accounting on the Company's results of operations. Cost of goods sold determined under the LIFO method was $1.2 million higher, the same as and $5.9 million lower than it would have been under the FIFO method for fiscal 1998, 1997 and 1996, respectively. Net income was $0.7 million lower, the same as and $3.7 million higher than it would have been under the FIFO method for fiscal 1998, 1997 and 1996, respectively. These supplemental FIFO earnings reflect the after tax effect of LIFO each year.

Gross Profit


                    First    Second     Third    Fourth    Fiscal
(% of Net Sales)  Quarter   Quarter   Quarter   Quarter      Year
------------------------------------------------------------------
1996                26.5%     27.8%    29.5%     29.1%     28.3%
1997                25.7      23.9     24.6      24.7      24.7
1998                25.8      25.8     27.7      26.8      26.5
------------------------------------------------------------------


     Gross profit for fiscal 1998 increased 25.4% to $343.4 million from $273.8 million for fiscal 1997. Gross profit as a percentage of net sales increased to 26.5% for fiscal 1998 from 24.7% for fiscal 1997. See Cost of Goods Sold.
     Gross profit for fiscal 1997 increased 10.6% to $273.8 million from $247.5 million for fiscal 1996. Gross profit as a percentage of net sales decreased to 24.7% for fiscal 1997 from 28.3% for fiscal 1996. See Cost of Goods Sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

Selling, General and Administrative Expenses
Selling, general and administrative expenses for fiscal 1998 increased 17.6% to $227.5 million from $193.4 million for fiscal 1997. Selling, general and administrative expenses as a percentage of net sales for fiscal 1998 increased to 17.6% from 17.4% for fiscal 1997. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 1998 resulted from increased incentive compensation expenses.
     Selling, general and administrative expenses for fiscal 1997 increased 27.4% to $193.4 million from $151.8 million for fiscal 1996. Selling, general and administrative expenses as a percentage of net sales for fiscal 1997 increased to 17.4% from 17.3% for fiscal 1996. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 1997 resulted from decreased average selling prices and increased freight costs, increased salary and benefit costs and an increase in goodwill amortization expense resulting from the Waldorf acquisition.

Plant Closings and Other Costs
During the fourth quarter of fiscal 1998, the Company began implementing certain cost reduction initiatives designed to reduce overhead and production costs and improve operating efficiency. In connection with these cost reduction initiatives, the Company recorded a $2.0 million charge primarily for severance and related costs associated with staff reductions. During fiscal 1999, the Company expects to incur $5.7 million of costs principally for severance related costs in connection with additional cost reduction initiatives. A significant portion of these costs will be incurred during the first half of fiscal 1999 in connection with the closing of the Company's Taylorsville, North Carolina folding carton operation and its Otsego, Michigan laminated converted products operation and consolidation of these businesses into its other existing facilities.
     During fiscal 1997, in connection with the Waldorf acquisition, the Company closed its folding carton plant at Mundelein, Illinois. The Mundelein facility was acquired in the acquisition of Olympic Packaging. In connection with this closing, the Company incurred a charge of approximately $12.8 million during fiscal 1997 which consisted primarily of the non-cash write-off of goodwill associated with the Company's Olympic Packaging subsidiary.
     The write-off of goodwill was required based upon the decision to close the Mundelein facility and the determination, based on an analysis of estimated future cash flows, that such goodwill would not be recoverable. The Company incurred additional costs of approximately $1.6 million during fiscal 1997 principally for employee termination and related charges associated with closing the Mundelein facility. In addition, during fiscal 1997, management decided to close a plastics recycling facility located in Indianapolis, Indiana. As a result, the Company recorded charges of approximately $1.8 million related to the losses on disposal of machinery and equipment.
     During fiscal 1996, the Company announced a facility closing and consolidation plan. This plan was developed to reduce the operating losses historically incurred at the Company's Lynchburg, Virginia, converting facility and was intended to optimize the utilization of certain other Company assets. As part of this plan, the Company closed two fiber partition plants, opened one new fiber partition plant and relocated a laminated paperboard book cover panels operation from Lynchburg to one of the closed plants. In connection with this plan, the Company incurred expenses of approximately $3.6 million consisting primarily of employee severance, employee relocation and training costs, asset impairment, equipment and inventory relocation costs and lease termination costs.

Segment Operating Income
Operating Income - Converted Products Segment


                                            Net Sales    Operating     Return
(In Millions, Except Percentages)          (Aggregate)     Income      on Sales
--------------------------------------------------------------------------------
First Quarter                               $   193.1     $   6.6        3.4%
Second Quarter                                  193.3         7.6        3.9
Third Quarter                                   193.7         9.7        5.0
Fourth Quarter                                  199.6        11.3        5.7
--------------------------------------------------------------------------------
Fiscal 1996                                 $   779.7     $  35.2        4.5%
--------------------------------------------------------------------------------
First Quarter                               $   184.4     $   4.9        2.7%
Second Quarter                                  231.5        (4.6)      (2.0)
Third Quarter                                   251.7         9.1        3.6
Fourth Quarter                                  271.1        17.0        6.3
--------------------------------------------------------------------------------
Fiscal 1997                                 $   938.7     $  26.4        2.8%
--------------------------------------------------------------------------------
First Quarter                               $   260.6     $   9.6        3.7%
Second Quarter                                  268.0        11.8        4.4
Third Quarter                                   263.3        14.1        5.4
Fourth Quarter                                  271.8        17.7        6.5
--------------------------------------------------------------------------------
Fiscal 1998                                 $ 1,063.7     $  53.2        5.0%
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

     Operating income attributable to the converted products segment for fiscal 1998 increased 101.5% to $53.2 million from $26.4 million for fiscal 1997. Operating margin for fiscal 1998 was 5.0% and 2.8% for fiscal 1997. Excluding $2.0 million and $16.2 million of plant closing and other related costs during fiscal 1998 and 1997, respectively, operating income attributable to the converted products segment for fiscal 1998 increased 29.6% to $55.2 million from $42.6 million for fiscal 1997. Excluding the effect of $2.0 million and $16.2 million of plant closing and other related costs during fiscal 1998 and 1997, respectively, the operating margin for fiscal 1998 and fiscal 1997 was 5.2% and 4.5%, respectively. The increase in operating margin, excluding the effect of the plant closure and other related costs, was the result of average selling price increases and operating efficiencies.
     Operating income attributable to the converted products segment for fiscal 1997 decreased 25.0% to $26.4 million from $35.2 million for fiscal 1996. Operating margin for fiscal 1997 was 2.8% and was 4.5% for fiscal 1996. Excluding $16.2 million and $3.6 million of plant closing and other related costs during fiscal 1997 and 1996, respectively, operating income attributable to the converted products segment for fiscal 1997 increased 9.8% to $42.6 million from $38.8 million for fiscal 1996. Excluding the effect of $16.2 million and $3.6 million of plant closing and other related costs during fiscal 1997 and 1996, respectively, operating margin for fiscal 1997 and 1996 was 4.5% and 5.0%, respectively. The converted products business acquired in the Waldorf acquisition experienced a lower operating margin in fiscal 1997 than the Company's converted products segment in fiscal 1996. The Company's folding carton (excluding those facilities acquired in the Waldorf acquisition), partition and plastics businesses experienced a higher operating margin in fiscal 1997 than in fiscal 1996. The higher operating margin achieved in these businesses was primarily the result of increased productivity and higher volumes which resulted in better absorption of fixed overhead costs. During the fourth quarter of fiscal 1997, the Company began implementing price increases with respect to most of its converted products to recover cost increases in paperboard.

Operating Income - Paperboard Segment


                                                                                                                         Weighted
                                                                 Boxboard      Average         Medium        Average      Average
                      Net Sales     Operating                        Tons     Boxboard           Tons         Medium    Recovered
                     (Aggregate)       Income        Return       Shipped        Price        Shipped          Price   Paper Cost
                   (In Millions) (In Millions)     On Sales (In Thousands)    (Per Ton) (In Thousands)      (Per Ton)    (Per Ton)
---------------------------------------------------------------------------------------------------------------------------------
First Quarter            $  72.9         $16.8         23.0%        148.0         $466              -              -         $65
Second Quarter              71.9          16.5         22.9         155.1          438              -              -          53
Third Quarter               69.9          16.3         23.3         161.5          407              -              -          43
Fourth Quarter              66.7          14.8         22.2         162.0          392              -              -          44
--------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996               $281.4         $64.4         22.9%        626.6         $425              -              -         $51
--------------------------------------------------------------------------------------------------------------------------------
First Quarter            $  66.5         $11.0         16.5%        160.3         $389              -              -         $52
Second Quarter             100.4          12.2         12.2         221.6          384           24.8           $234          57
Third Quarter              109.3          12.4         11.3         241.3          377           29.8            217          50
Fourth Quarter             115.6          10.8          9.3         240.4          380           43.2            275          64
--------------------------------------------------------------------------------------------------------------------------------
Fiscal 1997               $391.8         $46.4         11.8%        863.6         $382           97.8           $247         $56
--------------------------------------------------------------------------------------------------------------------------------
First Quarter             $121.4         $18.0         14.8%        242.0         $406           45.0           $330         $70
Second Quarter             118.7          18.3         15.4         236.2          408           45.6            347          68
Third Quarter              111.8          18.3         16.4         225.3          405           40.8            338          59
Fourth Quarter             109.2          14.8         13.6         220.0          398           43.9            318          58
--------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998               $461.1         $69.4         15.1%        923.5         $404          175.3           $332         $64
--------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

     Operating income attributable to the paperboard segment for fiscal 1998 increased 49.6% to $69.4 million from $46.4 million for fiscal 1997. Operating margin for fiscal 1998 increased to 15.1% from 11.8% in fiscal 1997. These increases were primarily the result of the Waldorf acquisition, significant price and volume increases for medium and price increases for boxboard, which were offset somewhat by higher weighted average recovered paper costs.
     Operating income attributable to the paperboard segment for fiscal 1997 decreased 28.0% to $46.4 million from $64.4 million for fiscal 1996. Operating margins for fiscal 1997 declined to 11.8% from 22.9% in fiscal 1996. The decreases in operating income and margin for fiscal 1997 were primarily the result of significant losses incurred by the medium business acquired in the Waldorf acquisition, an increase in weighted average recovered paper costs and lower average selling prices, which were partially offset by higher volumes.

Interest Expense
Interest expense for fiscal 1998 increased to $35.0 million from $26.8 million for fiscal 1997 and from $10.9 million for fiscal 1996. The increase in interest expense was primarily due to an increase in the outstanding borrowings during such periods resulting from the Waldorf acquisition and the Rite Paper acquisition.

Provision for Income Taxes
Provision for income taxes for fiscal 1998 increased to $32.6 million from $21.7 million for fiscal 1997. Provision for income taxes for fiscal 1997 decreased to $21.7 million from $31.3 million for fiscal 1996. Excluding the effect of the $12.8 million non-cash write-off of the goodwill associated with the Olympic Packaging acquisition during fiscal 1997, which is not deductible for income tax purposes, the Company's effective tax rate increased to 43.7% for fiscal 1998 compared to 42.8% for fiscal 1997 and compared to 38.0% for fiscal 1996. This increase in the effective tax rate in fiscal 1998 and 1997 was primarily due to the effect of amortization of goodwill associated with the Waldorf acquisition that is not deductible for income tax purposes.

Net Income and Basic and Diluted Earnings
Per Common Share
Net income for fiscal 1998 increased 160.9% to $42.0 million from $16.1 million for fiscal 1997. Net income as a percentage of net sales increased to 3.2% for fiscal 1998 from 1.5% for fiscal 1997. Diluted earnings per share for fiscal 1998 increased to $1.20 from $.47 for fiscal 1997.
     Net income for fiscal 1997 decreased 68.5% to $16.1 million from $51.1 million for fiscal 1996. Net income as a percentage of net sales decreased to 1.5% for fiscal 1997 from 5.8% for fiscal 1996. Diluted earnings per share for fiscal 1997 decreased to $.47 from $1.50 for fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES


Working Capital and Capital Expenditures
The Company has funded its working capital requirements and capital expenditures (including acquisitions) from net cash provided by operating activities, borrowings under term notes and bank credit facilities and proceeds received in connection with the issuance of industrial revenue bonds and debt and equity securities. In fiscal 1997, the Company entered into a revolving credit facility under which it has aggregate borrowing availability of $450.0 million. At September 30, 1998, the Company had $369.0 million outstanding under its revolving credit facility. Cash and cash equivalents, $5.8 million at September 30, 1998, increased from $3.3 million at September 30, 1997.
     Net cash provided by operating activities for fiscal 1998 was $125.7 million compared to $106.4 million for fiscal 1997. This increase was primarily the result of increased earnings before depreciation and amortization and a smaller change in operating assets and liabilities. Net cash used by financing activities aggregated $44.7 million for fiscal 1998 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash provided by financing activities aggregated $233.7 million for fiscal 1997 and consisted primarily of borrowings under the Company's $450.0 million revolving credit facility, net of scheduled repayments of long-term debt, repayments of certain acquired indebtedness of Waldorf

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

and Davey and quarterly dividend payments. Net cash used for investing activities was $78.4 million for fiscal 1998 compared to $387.5 million for fiscal 1997 and consisted primarily of capital expenditures for fiscal 1998 and cash paid for the Waldorf acquisition and capital expenditures for fiscal 1997.
     Net cash provided by operating activities for fiscal 1997 was $106.4 million compared to $123.5 million for fiscal 1996. This decrease was primarily the result of decreased earnings before depreciation and amortization and less significant decreases in net operating asset requirements than compared to fiscal 1996. Net cash provided by financing activities aggregated $233.7 million for fiscal 1997 and consisted primarily of borrowings under the Company's $450.0 million revolving credit facility, net of scheduled repayments of long-term debt, repayments of certain acquired indebtedness of Waldorf and Davey and quarterly dividend payments. Net cash used for financing activities aggregated $26.4 million for fiscal 1996 and consisted primarily of repayments of long-term debt and quarterly dividend payments.
     The Company's capital expenditures aggregated $81.7 million for fiscal 1998. These expenditures were used primarily for the purchase and upgrading of certain machinery and equipment in all of the Company's divisions, building improvements in three of the Company's divisions and completion of a new building at the Company's home office.
     The Company estimates that its capital expenditures will aggregate approximately $77.0 million in fiscal 1999. These expenditures will be used for the purchase and upgrading of certain machinery and equipment in essentially all of the Company's divisions and building expansions and improvements in one of the Company's divisions.
     The Company anticipates that it will be able to fund its capital expenditures, acquisitions, interest expense, stock repurchases, dividends and working capital needs for the foreseeable future from cash generated from operations, borrowings under its revolving credit facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.

Derivative Instruments
The Company enters into a variety of derivative transactions. Generally, the Company designates at inception that derivatives are a hedge of risks associated with specific assets, liabilities or future commitments and monitors each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its value being highly correlated with changes in value of the underlying hedged item. The Company includes amounts received or paid in operations when the underlying transaction settles. The Company does not enter into or hold derivatives for trading or speculative purposes.
     The Company uses interest rate cap agreements and interest rate swap agreements to manage synthetically the interest rate characteristics of a portion of its outstanding debt and partially to limit the Company's exposure to rising interest rates. Amounts to be received or paid as a result of interest rate cap agreements and interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. Interest rate cap purchase costs are amortized to interest expense ratably during the life of the agreement.
     The Company uses commodity swap agreements to manage synthetically the selling prices and raw material costs of a portion of its medium business and to limit the Company's exposure to falling prices and rising costs. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

Acquisitions
The Company historically has expanded its business through the acquisition of other related businesses. The recycled paperboard and converted paperboard products industries have undergone significant consolidation in recent years, and the Company believes it will be able to capitalize on this trend in the future.
     The Company, however, is currently in the process of integrating the operations it acquired during fiscal 1997 into the Company's other operations. Consequently, although the Company cannot predict the extent to which it will pursue future acquisitions, the Company expects that it will be less likely to pursue additional acquisitions in the near term.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

     On January 21, 1997, the Company completed the Waldorf acquisition for approximately $239.0 million in cash. In addition, in connection with the Waldorf acquisition, the Company (i) made certain payments on the closing date aggregating $32.6 million relating to the settlement of a contingent interest agreement with a former creditor of Waldorf and the termination of Waldorf's Stock Appreciation Rights Plan and (ii) accrued as a cost of the purchase $5.3 million in connection with the planned termination of approximately 120 employees of Waldorf, principally certain senior executives and other employees at the Waldorf corporate office. The Waldorf acquisition was financed with available cash and borrowings under the Company's $450.0 million revolving credit facility.
     On June 9, 1997, the Company completed the Rite Paper acquisition. This acquisition was financed with borrowings under the Company's $450.0 million revolving credit facility.
     On July 9, 1997, the Company completed the Davey acquisition. The acquisition was financed through the issuance of 867,510 shares of the Company's Class A common stock.
     On September 5, 1997, the Company and Sonoco Products Company combined their respective fiber partition business assets into RTS Packaging. Pursuant to the agreement, the Company owns 65% of the outstanding interests of RTS Packaging.

Stock Repurchase Program
The Board of Directors has authorized the Company to repurchase from time to time prior to July 31, 2003 up to 1.5 million shares of Class A common stock in open market transactions on the New York Stock Exchange. In addition, the Board has authorized the Company to repurchase from time to time shares of Class B common stock pursuant to certain first offer rights contained in the Company's Restated and Amended Articles of Incorporation, provided that the aggregate number of shares of Class A and Class B common stock purchased under this plan may not exceed 1.5 million shares. During fiscal 1998, the Company repurchased 290,100 shares of Class A common stock and no Class B common stock under this plan. Under a previously authorized plan which expired on July 31, 1998, the Company repurchased 40,000 shares of Class A common stock and no Class B common stock during fiscal 1998.

YEAR 2000

The Company is utilizing both internal and external resources to evaluate the potential impact of the situation commonly referred to as the "Year 2000 problem." The Year 2000 problem, which is common to most businesses, concerns the inability of computer systems and devices to properly recognize and process date-sensitive information when the year changes to 2000. The Company depends upon its information technology ("IT") and non-IT systems (which are systems used to run manufacturing equipment that contain embedded hardware or software that must handle dates and may not properly record dates after 1999) to conduct and manage the Company's business. Unless remediated, Year 2000 related issues may materially adversely affect the results of operations, financial condition and cash flow of the Company and/or one or more of the Company's suppliers or customers. While the Company obtains its raw materials, equipment and services from a number of suppliers and sells its products to a number of customers for a wide variety of applications, if a sufficient number of these suppliers or customers experience Year 2000 problems that prevent or substantially impair their ability to continue to transact business with the Company as they currently do, the Company would be required to find alternative suppliers and/or customers for its products. Any delay or inability in finding such alternatives could have a material adverse effect on the Company's results of operations, financial condition and cash flow.
     The Company currently has a team dedicated to identifying, evaluating and resolving the Company's potential Year 2000 issues. The Company's Year 2000 program includes six stages: education, inventory, assessment, remediation, testing and implementation. The education stage involved identifying Year 2000 leaders at each of the Company's facilities and educating Company personnel on the specific issues associated with the Year 2000 problem. During the inventory stage, Company personnel identified any system (IT and non-IT) that could potentially have a Year 2000 problem and developed

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

software that is now being used to centrally track these identified systems. The assessment stage involves determining if there is a Year 2000 problem with the specific system (IT and non-IT). Remediation involves deciding what action to take if there is a Year 2000 problem, such as modifying or replacing the system, and actually fixing the problem. Testing is performed on the system once the remediation is complete. When it is determined that the system is Year 2000 compliant, the system is implemented.
     The Company expects to have substantially completed all phases of its Year 2000 program by June 30, 1999, which will leave six months for additional internal testing and troubleshooting prior to 2000. The Company is approximately 90% and 60% complete with the assessment stage relating to IT and non-IT systems, respectively. With respect to IT systems that are known to have required remediation, approximately 60% of such systems have been remediated, tested and implemented and are currently Year 2000 compliant, and with respect to non-IT systems that are known to have required remediation, approximately 50% of such systems have been remediated, tested and implemented and are currently Year 2000 compliant. Based on the results of the Company's Year 2000 program, the Company will develop contingency plans as necessary.
     The Company currently believes that it will be able to modify, upgrade or replace all of its IT and non-IT systems affected by the Year 2000 problem on a timely basis. In the event that the Company does not remediate on a timely basis any material Year 2000 problem, the Company may be unable to, among other things, take customer orders, manufacture and ship products, invoice customers or collect payments. Under a number of the Company's supply agreements, the Company is required to indemnify and hold harmless customers for damages incurred by such customers arising from the Company's failure to resolve its Year 2000 problems. The amount of any potential liability and/or lost revenue cannot be reasonably estimated at this time; however, such amounts could be material.
     The Company has also begun a program to assess the Year 2000 readiness of its suppliers. This program has involved identifying suppliers that are critical to the Company's operations as well as suppliers that would be hard to replace and conducting a survey of such suppliers to begin assessing their Year 2000 readiness. Based upon the results of this assessment, the Company will develop contingency plans as deemed necessary. The Company cannot reasonably estimate the magnitude of the impact on the Company of the Year 2000 problems that may be experienced by any of the Company's suppliers; however, the impact of any such problems could have a material adverse effect on the Company's results of operations, financial condition and cash flow. Further, the Company does not propose to assess the Year 2000 problems, if any, of its customers. To the extent customers experience Year 2000 problems that are not remediated on a timely basis, the Company anticipates potential material fluctuations in the demand for its products.
     While the Company believes the occurrence of such a scenario is unlikely, a possible worst case scenario might include the inadvertent failure of the Company to remediate the process controllers (which are non-IT systems) on one or more of the Company's paper machines. Depending on the number of machines affected, such event could have an adverse impact on the Company's manufacture of paperboard and its ability to supply its converting operations, which, depending on its duration, could have a material adverse effect on the Company's results of operations, financial condition and cash flow. The Company is in the process of assessing the process controllers on all of its paper machines and has involved external process controller vendors to assist the Company in testing these systems.
     Costs associated with the Year 2000 program (excluding costs relating to capital improvements to IT and non-IT systems that are not directly related to remediating Year 2000 problems in such systems) are being expensed as incurred. Funding for the program is being provided through the Company's operating cash flows. To date, the Company has spent approximately $1.0 million in connection with the Year 2000 program and expects to spend an additional $2.0 million to $5.0 million to complete the program. There can be no assurance that the cost of the Company's Year 2000 program will not materially exceed expectations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

EXPENDITURES FOR
ENVIRONMENTAL COMPLIANCE


The Company does not believe that future compliance with environmental and health and safety laws and regulations will have a material adverse effect on its results of operations or financial condition. However, environmental, health and safety laws and regulations are becoming increasingly stringent. Consequently, unforeseen expenditures required to comply with such laws and regulations, including remediation costs or unforeseen environmental liabilities, could have a material adverse effect on the Company's results of operations or financial condition. In addition, the Company cannot with certainty assess at this time the impact upon its operations or capital expenditure requirements of the future emissions standards and enforcement practices under the 1990 amendments to the Clean Air Act. However, although there can be no assurance, the Company believes that any such impact or capital expenditures will not have a material adverse effect on the Company's results of operations or financial condition. The Company estimates that it will spend an additional $1.5 million to $4.0 million for capital expenditures during fiscal 1999 in connection with other matters relating to environmental compliance.
     In addition, the Company may choose to modify or replace the coal fired boilers at two of its facilities in order to operate cost effectively while complying with emissions regulations under the Clean Air Act. The Company estimates that these improvements will cost approximately $3.0 million, however, the Company may spend more on these improvements to reduce its energy costs at such facilities.
     The Company has been identified as a potentially responsible party ("PRP") at nine Superfund sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or comparable state statutes. Except with respect to the Muncie Racetrack site ("Muncie Site"), the Kalamazoo River site ("Kalamazoo Site"), and the Chemical Handling Corporation site ("Chemical Handling Site"), no remediation costs or allocations have been determined with respect to such sites. With respect to the Muncie Site, approximately $3.2 million has been spent to date by certain PRPs other than the Company in connection with soil remediation activities and studies.
The Company has paid its final allocation of liability of approximately $9,300 for the surface contamination at the site. This amount represented 0.3% of the site remediation costs. The Company believes that no further soil remediation activities will be required. However, additional costs may be required in connection with the investigation and remediation of groundwater contamination, and the Company does not currently have sufficient information to estimate such costs.
     On December 1, 1995, a suit was filed by a private party against, among others, the Company in the United States District Court for the Western District of Michigan alleging that the Company is jointly and severally liable under federal and state law for the release of certain hazardous materials at the Allied Paper, Inc./Portage Creek/ Kalamazoo River Superfund Site. The Company has entered into a settlement agreement pursuant to which the Company paid $325,000 and received releases from certain past, present and future environmental claims and actions involving the Kalamazoo Site.
     With respect to the Chemical Handling Site, the Company was found to have only minimal usage of the Site. Therefore, on August 28, 1998, the Company signed a consent decree pursuant to which the Company paid approximately $41,000. The consent decree releases the Company from liability to the United States government associated with past response costs at the Chemical Handling Site. It is not anticipated that there will be any further clean-up costs at this site.
     Based upon currently available information and the opinions of the Company's environmental compliance managers and General Counsel, although there can be no assurance, the Company believes that any liability it may have at any site will not have a material adverse effect on the Company's results of operations or financial condition.

NEW ACCOUNTING STANDARDS
AND DEPRECIATION METHOD


Depreciation Change
Effective October 1, 1996, the Company changed its method of depreciation for machinery and equipment placed in service after September 30, 1996 to the straight-line method. This change was applied on a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ROCK-TENN COMPANY

prospective basis to such assets acquired after that date. The Company's previous policy of depreciation for additions of machinery and equipment was the 150% declining balance method. Assets placed in service prior to the effective date of the change continue to be depreciated using accelerated methods. The Company changed its method of depreciation based upon 1) management's shift in operating style over the last several years to focus on capital and technological improvements and related changes in maintenance, 2) management's belief that straight-line provides a better matching of costs and revenues, and
3) the fact that the straight-line method is the predominant industry practice. Given these circumstances, management believes the straight-line method is preferable. There is no cumulative effect of this change. The effect of this change on net income for fiscal 1997 was to increase net income by approximately $3.0 million.

New Accounting Standards
Statement of Financial Accounting Standards No. 130 ("SFAS 130") establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement of Financial Accounting Standards No. 131 ("SFAS 131") establishes standards for disclosures of segment information about products and services, geographic areas, major customers, and certain interim disclosures of segment information which is not required by accounting standards currently applied by the Company. These statements are required to be adopted in fiscal 1999. The Company does not anticipate that SFAS 130 will have a material impact on the Company's consolidated financial statements. The Company is currently evaluating SFAS 131 and has not yet determined its impact on the Company's consolidated financial statements. Financial Accounting Standards No. 133 ("SFAS 133") establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is required to be adopted in fiscal 2000. The Company is currently evaluating SFAS 133 and has not yet determined its impact on the Company's consolidated financial statements.


FORWARD-LOOKING STATEMENTS

Statements herein regarding, among other things, estimated capital expenditures for fiscal 1999, the anticipated impact and cost of remediating Year 2000 problems, expected expenditures for environmental, health and safety law compliance, awards of new business and costs expected to be incurred as a result of certain cost reduction initiatives constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such statements are subject to certain risks and uncertainties that could cause actual amounts to differ materially from those projected. With respect to such forward-looking statements, management has made assumptions regarding, among other things, the amount and timing of expected capital expenditures, the extent of the Company's and certain third parties' Year 2000 problems, the costs to remedy such problems and the impact of the failure to remedy such problems, the estimated cost of compliance with environmental, health and safety laws, the expected resolution of various pending environmental matters, the amount and timing of awards of new business and the estimated costs expected to be incurred in connection with certain cost reduction initiatives. Such statements are subject to certain risks including, among others, that the amount of necessary capital expenditures has been underestimated, the extent of the Company's Year 2000 problems and the costs to remedy, and the likely impact of, such problems has been underestimated, the cost of compliance with environmental, health and safety laws has been underestimated, expected outcomes of various pending environmental matters are inaccurate, the amount and timing of awards of new business is overstated and the costs associated with certain cost reduction initiatives have been underestimated. In addition, the Company's performance in future periods is subject to other risks including, among others, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions. Management believes these estimates are reasonable; however, undue reliance should not be placed on such estimates which are based on current expectations.

Consolidated Statements of Income
ROCK-TENN COMPANY

                                                                            Year Ended September 30,
(In Thousands, Except Per Share Data)                                 1998            1997               1996
---------------------------------------------------------------------------------------------------------------
Net sales                                                         $1,293,606       $1,109,693          $876,111
Cost of goods sold                                                   950,167          835,877           628,622
---------------------------------------------------------------------------------------------------------------
Gross profit                                                         343,439          273,816           247,489
Selling, general and administrative expenses                         227,548          193,389           151,752
Plant closing and other costs                                          1,997           16,251             3,580
---------------------------------------------------------------------------------------------------------------
Income from operations                                               113,894           64,176            92,157
Interest expense                                                     (34,982)         (26,787)          (10,978)
Interest and other income                                                974              718             1,290
Minority interest in income of consolidated subsidiary                (5,273)            (351)                -
---------------------------------------------------------------------------------------------------------------
Income before income taxes                                            74,613           37,756            82,469
Provision for income taxes (Note 7)                                   32,593           21,655            31,344
---------------------------------------------------------------------------------------------------------------
Net income                                                        $   42,020       $   16,101          $ 51,125
===============================================================================================================
Basic earnings per share (Note 1)                                 $     1.21       $      .48          $   1.54
===============================================================================================================
Diluted earnings per share (Note 1)                               $     1.20       $      .47          $   1.50
===============================================================================================================

See accompanying notes.

Consolidated Balance Sheets
ROCK-TENN COMPANY

                                                                                            September 30,
(In Thousands, Except Share and Per Share Data)                                        1998            1997
---------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                       $    5,769        $    3,345
   Accounts receivable (net of allowances of $3,817 and $3,632)                       118,164           115,162
   Inventories (Note 1)                                                                88,019            94,035
   Other current assets                                                                 4,200             5,073
---------------------------------------------------------------------------------------------------------------
Total current assets                                                                  216,152           217,615
Property, plant and equipment, at cost (Note 1):
   Land and buildings                                                                 178,168           163,528
   Machinery and equipment                                                            740,498           696,039
   Transportation equipment                                                            14,957            13,636
   Leasehold improvements                                                               4,386             4,117
---------------------------------------------------------------------------------------------------------------
                                                                                      938,009           877,320
Less accumulated depreciation and amortization                                       (376,470)         (326,146)
---------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                     561,539           551,174
---------------------------------------------------------------------------------------------------------------
Goodwill                                                                              317,389           325,697
Other assets                                                                           16,401            19,200
---------------------------------------------------------------------------------------------------------------
                                                                                   $1,111,481        $1,113,686
===============================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                                $   45,924        $   54,471
   Accrued compensation and benefits                                                   42,040            34,500
   Current maturities of long-term debt (Note 4)                                       43,462            41,282
   Other current liabilities                                                           21,054            21,892
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                             152,480           152,145
Long-term debt due after one year (Note 4)                                            464,876           492,340
Deferred income taxes (Note 7)                                                         82,248            78,288
Other long-term items                                                                  14,462            19,701
Commitments and contingencies (Notes 6 and 10)
Shareholders' equity (Note 3):
   Preferred stock, $.01 par value; 50,000,000 shares authorized;
      no shares outstanding at September 30, 1998 and 1997                                  -                 -
   Class A common stock, $.01 par value; 175,000,000 shares authorized;
      22,851,838 outstanding at September 30, 1998 and 22,582,976 outstanding at
      September 30, 1997, Class B common stock, $.01 par value; 60,000,000 shares authorized; 11,724,972 outstanding at September 30, 1998
      and 11,791,350 outstanding at September 30, 1997                                    346               344
   Capital in excess of par value                                                     128,904           126,363
   Retained earnings                                                                  274,039           245,592
   Other                                                                               (5,874)           (1,087)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                            397,415           371,212
---------------------------------------------------------------------------------------------------------------
                                                                                   $1,111,481        $1,113,686
===============================================================================================================

See accompanying notes.

Consolidated Statements of Shareholders' Equity
ROCK-TENN COMPANY

                                       Class A and Class B   Capital in
(In Thousands, Except Share               Common Stock        Excess of       Retained
and Per Share Data)                    Shares       Amount    Par Value       Earnings       Other      Total
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995       30,120,261       $301     $ 48,682        $260,252     $(1,337)    $307,898
Net income                                   -          -            -          51,125           -       51,125
Cash dividends - $.27 per share              -          -            -          (9,064)          -       (9,064)
Sales of common stock                  212,566          2        2,489               -           -        2,491
Purchases of Class A common stock     (217,000)        (2)        (364)         (3,650)          -       (4,016)
Foreign currency
   translation adjustments                   -          -            -               -        (658)        (658)
Pension adjustments                          -          -            -               -       1,379        1,379
Effect of 10% stock dividend
   paid on November 15, 1996         3,011,583         30       59,072         (59,102)          -            -
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996       33,127,410        331      109,879         239,561        (616)     349,155
Net income                                   -          -            -          16,101           -       16,101
Cash dividends - $.30 per share              -          -            -         (10,070)          -      (10,070)
Sales of common stock                  383,416          4        4,055               -           -        4,059
Income tax benefit from
   exercise of stock options                 -          -          272               -           -          272
Stock issued in conjunction
   with acquisition                    863,500          9       12,157               -           -       12,166
Foreign currency
   translation adjustments                   -          -            -               -        (520)        (520)
Pension adjustments                          -          -            -               -          49           49
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997       34,374,326        344      126,363         245,592      (1,087)     371,212
Net income                                   -          -            -          42,020           -       42,020
Cash dividends - $.30 per share              -          -            -         (10,388)          -      (10,388)
Sales of common stock                  532,584          5        3,771               -           -        3,776
Purchases of Class A common stock     (330,100)        (3)      (1,230)         (3,185)          -       (4,418)
Foreign currency
   translation adjustments                   -          -            -               -      (4,787)      (4,787)
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998       34,576,810       $346     $128,904        $274,039     $(5,874)    $397,415
===============================================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows
ROCK-TENN COMPANY

                                                                                            Year Ended September 30,
(In Thousands)                                                                      1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                    $  42,020        $  16,101         $  51,125
   Items in income not affecting cash:
      Depreciation and amortization                                                 70,827           62,117            48,564
      Plant closing and other costs                                                      -           14,686                 -
      Deferred income taxes                                                          3,974            5,017             5,105
      Loss (gain) on disposal of plant and equipment and other                         604             (373)             (459)
      Minority interest in income of consolidated subsidiary                         5,273              351                 -
   Change in operating assets and liabilities (excluding acquisitions):
      Accounts receivable                                                           (3,866)          (7,343)           10,043
      Inventories                                                                    5,223             (253)            4,990
      Other assets                                                                   1,219           17,408             5,657
      Accounts payable                                                              (8,224)           7,484            (1,238)
      Accrued liabilities                                                            8,638           (8,818)             (257)
-----------------------------------------------------------------------------------------------------------------------------
         Cash provided by operating activities                                     125,688          106,377           123,530

Financing activities:
   Net (repayments) additions to revolving credit facilities                       (17,000)         385,570               432
   Additions to long-term debt                                                           -            5,000             1,933
   Repayments of long-term debt                                                     (8,285)        (150,775)          (17,863)
   Debt issuance costs                                                                   -             (124)             (281)
   Sales of common stock                                                             3,776            4,059             2,491
   Purchases of common stock                                                        (4,418)               -            (4,016)
   Cash dividends paid to shareholders                                             (10,388)         (10,070)           (9,064)
   Distribution to minority interest                                                (8,400)               -                 -
-----------------------------------------------------------------------------------------------------------------------------
         Cash (used for) provided by financing activities                          (44,715)         233,660           (26,368)

Investing activities:
   Cash paid for purchases of businesses, net of cash received                           -         (301,287)                -
   Capital expenditures                                                            (81,666)         (87,016)          (72,151)
   Proceeds from sale of property, plant and equipment                               2,700            1,364             2,172
   Decrease (increase) in unexpended industrial revenue bond proceeds                  610             (610)            2,210
-----------------------------------------------------------------------------------------------------------------------------
      Cash used for investing activities                                           (78,356)        (387,549)          (67,769)
Effect of exchange rate changes on cash                                               (193)             (19)              (49)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                     2,424          (47,531)           29,344
Cash and cash equivalents at beginning of year                                       3,345           50,876            21,532
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $   5,769        $   3,345         $  50,876
=============================================================================================================================
Supplemental disclosure of cash flow information:
   Cash paid during the period for:
      Income taxes, net of refunds                                               $  25,916        $     784         $  22,288
      Interest, net of amounts capitalized                                          37,258           29,249            10,719

See accompanying notes.

Notes to Consolidated Financial Statements

ROCK-TENN COMPANY

1.   Description of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Description of Business. The Company manufactures and distributes converted products, including folding cartons, fiber partitions, corrugated containers and displays and laminated paperboard products, 100% recycled paperboard, and recycled corrugating medium primarily to nondurable goods producers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. The Company services a diverse customer base primarily in North America and, therefore, has limited exposure from credit loss to any particular customer or industry segment.

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

Revenue Recognition. The Company recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

Derivatives. The Company enters into a variety of derivative transactions. Generally, the Company designates at inception that derivatives are a hedge of risks associated with specific assets, liabilities or future commitments and monitors each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on changes in its value being highly correlated with changes in value of the underlying hedged item. The Company includes amounts received or paid in operations when the underlying transaction settles. The Company does not enter into or hold derivatives for trading or speculative purposes.

     The Company uses interest rate cap agreements and interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and partially to limit the Company's exposure to rising interest rates. Amounts to be received or paid as a result of interest rate cap agreements and interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. Interest rate cap purchase costs are amortized to interest expense ratably during the life of the agreement.

     The Company uses commodity swap agreements to manage synthetically the selling prices and raw material costs of a portion of its recycled corrugating medium business and to limit the Company's exposure to falling prices and rising costs. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair market values.

Inventories. Substantially all U.S. inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. All other inventories are valued at lower of cost or market, with cost determined using methods which approximate cost computed on a first-in, first-out (FIFO) basis. These other inventories represent approximately 13.1% and 12.2% of FIFO cost at September 30, 1998 and 1997, respectively.

     Inventories at September 30, 1998 and 1997 are as follows (in thousands):

                                           September 30,
                                          1998       1997
----------------------------------------------------------
Finished goods and work in process     $ 68,735   $ 64,933
Raw materials                            29,139     37,474
Supplies                                 12,048     12,318
----------------------------------------------------------
Inventories at FIFO cost                109,922    114,725
LIFO reserve                            (21,903)   (20,690)
----------------------------------------------------------
Net inventories                        $ 88,019   $ 94,035
----------------------------------------------------------

     It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity and interest costs associated with significant capital additions. For the years ended September 30, 1998, 1997 and 1996, the Company capitalized interest of approximately $888,000, $1,214,000 and none, respectively. For financial reporting purposes, depreciation and amortization is provided on both the declining balance and straight-line methods over the estimated useful lives of the assets as follows:

-------------------------------------------------------------------
Buildings and building improvements                     15-40 years
Machinery and equipment                                  3-20 years
Leasehold improvements                                Term of lease
Transportation equipment                                  3-8 years
-------------------------------------------------------------------

     Depreciation expense for the years ended September 30, 1998, 1997 and 1996 was approximately $59,525,000, $53,698,000 and $44,889,000, respectively.

     Effective October 1, 1996, the Company changed its method of depreciation for machinery and equipment placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to assets acquired after that date. The Company's previous policy of depreciation for additions of machinery and equipment was the 150% declining balance method. Assets placed in service prior to the effective date of the change continue to be depreciated using accelerated methods. The Company changed its method of depreciation based upon 1) management's shift in operating style over the last several years to focus on capital and technological improvements and related changes in maintenance, 2) management's belief that the straight-line method provides a better matching of costs and revenues, and 3) the fact that the straight-line method is the predominant industry practice. Given the Company's circumstances, management believes the straight-line method is preferable. There is no cumulative effect of this change. The effect of this change on net income for the year ended September 30, 1997 was to increase net income by approximately $3,011,000 or $.09 per diluted share.

Basic and Diluted Earnings Per Share. The following table sets forth the computation of basic and diluted earnings per share:

                                        Year Ended September 30,
                                 1998             1997             1996
--------------------------------------------------------------------------
Numerator:
  Net income                 $42,020,000      $16,101,000      $51,125,000
Denominator:
  Denominator for
   basic earnings per
   share - weighted
   average shares             34,595,662       33,513,557       33,201,461
  Effect of dilutive
   stock options                 547,880          829,841          812,597
  Denominator for
   diluted earnings per
   share - weighted
   average shares
   and assumed
   conversions                35,143,542       34,343,398       34,014,058
--------------------------------------------------------------------------
Basic earnings
  per share                  $      1.21      $       .48      $      1.54
--------------------------------------------------------------------------
Diluted earnings
  per share                  $      1.20      $       .47      $      1.50
--------------------------------------------------------------------------

Goodwill and Other Intangible Assets. The Company has classified as goodwill the excess of the acquisition cost over the fair values of the net assets of businesses acquired. Goodwill is amortized on a straight-line basis over periods ranging from twenty to forty years. Accumulated amortization relating to goodwill at September 30, 1998 and 1997 was $19,740,000 and $10,321,000,
respectively.

     Other intangible assets primarily represent costs allocated to non-compete agreements, financing costs and patents. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization relating to intangible assets, excluding goodwill, was approximately $4,512,000 and $3,440,000 at September 30, 1998 and 1997, respectively.

Asset Impairment. The Company generally accounts for long-lived asset impairment under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the estimated expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss is based on the estimated fair value of the asset. Long-lived assets to be disposed of are generally recorded at the lower of their carrying amount or estimated fair value less cost to sell.

Foreign Currency Translation. Assets and liabilities of the Company's foreign operations are generally translated from the foreign currency at the rate of exchange in effect as of the balance sheet date. Earnings from foreign operations are indefinitely reinvested in the respective operations. Revenues and expenses are generally translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are reflected in shareholders' equity.

New Accounting Standards. In 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130") and Statement of Financial Accounting Standards No. 131 ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 131 establishes standards for disclosures of segment information about products and services, geographic areas, major customers, and certain interim disclosures of segment information which is not required by accounting standards currently used by the Company. These statements are required to be adopted in fiscal 1999. The Company does not anticipate that SFAS 130 will have a material impact on the Company's consolidated financial statements. The Company is currently evaluating SFAS 131 and has not yet determined its impact on the Company's consolidated financial statements. In 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is required to be adopted in fiscal 2000. The Company is currently evaluating SFAS 133 and has not yet determined its impact on the Company's consolidated financial statements.

Reclassifications. Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

2.   Acquisitions of Businesses and Other Matters

On January 21, 1997, the Company acquired all of the outstanding capital stock of the parent of Waldorf Corporation ("Waldorf"), a manufacturer of folding cartons and 100% recycled paperboard and a manufacturer of recycled corrugating medium, for approximately $239,000,000, financed primarily with borrowings under the Company's credit facility. In addition, the Company (i) made certain payments aggregating $32,600,000 in connection with the settlement of a contingent interest agreement with a former creditor of Waldorf and the termination of Waldorf's Stock Appreciation Rights Plan and (ii) accrued as a cost of the purchase $5,293,000 in connection with the planned termination of approximately 120 employees of Waldorf, principally certain senior executives and other employees at the Waldorf corporate office. The Company paid $4,753,000 in 1998 and 1997 related to these terminations and expects to make payments of approximately $690,000 during fiscal 1999. The remaining accrual was adjusted to expense in fiscal 1998.

     On June 9, 1997, the Company acquired substantially all of the assets of Rite Paper Products, Inc. ("Rite Paper"), a manufacturer of component paperboard pieces primarily for the ready-to-assemble furniture industry.

     On July 9, 1997, the Company acquired substantially all of the assets and certain of the liabilities of The Davey Company ("Davey"), a manufacturer of recycled paperboard book covers used by the book manufacturing industry. The acquisition was financed through the issuance of 867,510 shares of the Company's Class A common stock (fair value of approximately $12,200,000).

     On September 5, 1997, the Company and Sonoco Products Company combined their respective fiber partition business assets into a new entity named RTS Packaging, LLC ("RTS Packaging"). The Company owns 65% of RTS Packaging.

     The consolidated statements of income for fiscal 1997 include the results of operations of Waldorf, Rite Paper, Davey and RTS Packaging from the respective dates of acquisition or formation, as the case may be, and the transactions have been accounted for under the purchase method of accounting. The goodwill arising from these purchase transactions is being amortized over forty years. The assets acquired and liabilities assumed are as follows (in thousands):

-----------------------------------------------------------
Value of assets acquired                         $ 575,997
Deferred tax and other liabilities                (102,264)
Long-term debt assumed                            (147,226)
-----------------------------------------------------------
Net purchase price                               $ 326,507
===========================================================

     The following pro forma information gives effect to the acquisitions of Waldorf and Davey as if both had occurred at the beginning of the years presented below. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results of operations that would have occurred had such acquisitions actually occurred at the beginning of such years nor is it necessarily indicative of future results of operations of the combined enterprise (in thousands, except per share data, unaudited):


                                  Year Ended September 30,
                                   1997            1996
----------------------------------------------------------
Net sales                       $1,231,215      $1,252,797
Net income                          14,402          57,811
Diluted earnings per share             .41            1.66
----------------------------------------------------------

     The Rite Paper and RTS Packaging transactions are immaterial for pro forma presentation purposes and are not reflected in the aforementioned pro forma financial information.

     During fiscal 1998, the Company notified approximately 40 people of their termination. In conjunction with these terminations, the Company recorded costs of $1,997,000, substantially all of which will be paid in fiscal 1999. As of September 30, 1998, the Company has a remaining liability of approximately $1,974,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements."

     During fiscal 1997, in connection with the Waldorf acquisition, management decided to close the Company's folding carton plant at Mundelein, Illinois. The Mundelein facility was acquired in the acquisition of Olympic Packaging. In connection with this closing, the Company incurred a charge of approximately $12,784,000 during fiscal 1997, which consisted primarily of the non-cash write-off of goodwill associated with the Company's Olympic Packaging subsidiary. The write-off of goodwill was required based upon the decision to close the Mundelein facility and the determination, based on an analysis of estimated future cash flows, that such goodwill would not be recoverable. For the year ended September 30, 1997, the Company charged to expense approximately $1,622,000 principally for the termination of approximately 150 employees and other related charges associated with closing the Mundelein facility. Of the $1,622,000, losses of $207,000 were incurred in fiscal 1997 and payments of approximately $186,000 and $1,029,000 were made in fiscal 1998 and 1997, respectively. The remaining accrual was adjusted in fiscal 1998. The Mundelein facility had revenue and operating losses of $19,032,000 and $1,242,000, respectively, in fiscal 1997 and $30,440,000 and $1,197,000, respectively, in fiscal 1996. In addition, during fiscal 1997, management decided to close a plastics recycling facility located in Indianapolis, Indiana. For the year ended September 30, 1997, the Company charged to expense approximately $1,750,000 related to this closing, primarily relating to losses on disposal of the equipment. Severance costs were immaterial. Revenue and operating losses were immaterial to the overall consolidated financial statements.

     On June 24, 1996, the Company announced a facility closing and consolidation plan. This plan was developed to reduce the operating losses historically incurred at the Company's Lynchburg converting facility and is intended to optimize the utilization of certain other Company assets. As part of this plan, the Company closed two fiber partition plants, opened one new fiber partition plant and relocated a laminated paperboard book cover panels operation from Lynchburg to one of the closed plants. In connection with this plan, the Company incurred expenses of approximately $3,580,000 consisting primarily of employee severance, employee relocation and training costs, equipment and inventory relocation costs and lease termination costs. All such expenses were charged to income from operations.

Of the $3,580,000, losses of $1,654,000 were incurred in fiscal 1996 and payments of approximately $8,000, $744,000 and $750,000 were made in fiscal 1998, 1997 and 1996, respectively. The remaining accrual was adjusted in fiscal 1998 and 1997. As of September 30, 1998 no amounts were accrued related to this plan. The employment of approximately 150 employees was terminated in connection with these closures and consolidation.

3.   Shareholders' Equity


Capitalization. The Company's capital stock consists of Class A common stock ("Class A Common") and Class B common stock ("Class B Common"). Holders of Class A Common have one vote per share and holders of Class B Common have 10 votes per share. Holders of Class B Common are entitled to convert their shares into Class A Common at any time on a share-for-share basis, subject to certain rights of first refusal by the Company and its management committee. During fiscal 1998, approximately 157,000 Class B Common shares were converted to Class A Common shares.

     The Company also has authorized preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by the Board of Directors upon any issuance of such shares.

Stock Option Plans. The Company's 1993 Stock Option Plan allows for the granting of options to certain key employees for the purchase of a maximum of 2,200,000 shares of Class A Common. Options which have been granted under this plan vest in increments over a period of up to three years and have 10 year terms.

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

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The pro forma information is not likely to be representative of the effect on reported net income for future years, as future years will include the effect of additional vesting options. The fair values for the options granted subsequent to September 30, 1995 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998 and 1997, respectively: risk-free interest rate of 4.8% and 6.3%, a dividend yield of 2.0% for both years, volatility factor of the expected market price of the Company's common stock of .32 and .28, and an expected life of the option of 10 years. No options were granted during fiscal 1996.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair values estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair values of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair values of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):


                             1998            1997            1996
--------------------------------------------------------------------
Pro forma net income      $   40,730      $   15,165      $   51,125
Pro forma earnings
  per share
   Basic                        1.18             .45            1.54
   Diluted                      1.16             .44            1.50
--------------------------------------------------------------------

     The table below summarizes the changes in all stock options during the periods indicated:

                                                Class B Common                             Class A Common
                                    -----------------------------------------   -------------------------------------------
                                                             Weighted Average                              Weighted Average
                                     Shares    Price Range    Exercise Price     Shares      Price Range    Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   September 30, 1995               310,435     $2.77-8.20        $5.29         1,264,800   $   2.75-18.25      $10.24
Exercised                           (23,200)    $3.60-8.20        $5.75           (42,000)  $    4.75-8.20      $ 7.10
Effect of stock dividend issued
   November 15, 1996                 28,724     $2.52-7.45            -           122,280   $   2.50-16.59           -
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   September 30, 1996               315,959     $2.52-7.45        $4.78         1,345,080   $   2.50-16.59      $ 9.41
Exercised or forfeited              (14,080)    $2.52-3.27        $2.74          (124,520)  $   2.50-18.30      $ 4.21
Granted                                   -              -            -           757,100   $  17.50-20.31      $19.49
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   September 30, 1997               301,879     $2.52-7.45        $4.87         1,977,660    $  2.50-20.31      $13.60
Exercised or forfeited              (99,660)    $2.52-7.45        $3.62          (246,420)   $  2.50-18.30      $ 3.71
Granted                                   -              -            -           519,200    $ 11.13-18.75      $11.48
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   September 30, 1998               202,219     $3.27-7.45        $5.49         2,250,440    $  3.26-20.31      $14.19
Options exercisable at
   September 30, 1998               202,219     $3.27-7.45        $5.49         1,126,840    $  3.26-18.30      $12.43
Options available for future
   grant at September 30, 1998            -              -            -           315,400                -           -
---------------------------------------------------------------------------------------------------------------------------


     The following table summarizes information concerning options outstanding and exercisable at September 30, 1998:

                        Class B Common                              Class A Common
                 --------------------------     --------------------------------------------------------
                                   Weighted                      Weighted                       Weighted   Weighted Average
                     Number         Average                      Average                        Average       Remaining
Range of           Outstanding     Exercise       Number         Exercise       Number          Exercise   Contractual Life
Exercise Prices  and Exercisable     Price      Outstanding        Price      Exercisable         Price     (Both Classes)
----------------------------------------------------------------------------------------------------------------------------
$ 3.26-6.09         152,719         $4.85         280,040          $ 4.83       280,040          $ 4.83         2.0
$ 7.42-7.45          49,500         $7.45          99,000          $ 7.44        99,000          $ 7.44         4.8
$11.13                    -            -          495,000          $11.13             -               -        10.0
$15.23-17.50              -            -          613,400          $15.40       605,900          $15.37         6.5
$18.30-20.31              -            -          763,000          $19.51       141,900          $18.30         8.6
----------------------------------------------------------------------------------------------------------------------------
                    202,219         $5.49       2,250,440          $14.19     1,126,840          $12.43         7.0
============================================================================================================================

     The estimated weighted average fair value of options granted during fiscal 1998 and 1997, respectively, with option prices equal to the market price on the date of grant was $4.46 and $7.61. No options were granted during fiscal 1996.

Employee Stock Purchase Plan. Under the Amended and Restated 1993 Employee Stock Purchase Plan, 1,320,000 shares of Class A Common are reserved for purchase by substantially all qualifying employees of the Company. In fiscal 1998, 1997 and 1996, approximately 207,000, 196,000 and 147,000 shares, respectively, were purchased by employees under this plan.


4. Long-term Debt
--------------------------------------------------------------------------------

Long-term debt at September 30, 1998 and 1997 consists of the following:

                                            September 30,
(In Thousands)                             1998       1997
--------------------------------------------------------------------------------
Revolving credit facility (a)          $369,000   $386,000
7.25% notes, due August 2005,
  net of unamortized discount
  of $94 and $108(b)                     99,906     99,892
Industrial revenue bonds,
  bearing interest at
  variable rates (4.65% at
  September 30, 1998),
  due through December 2037(c)           32,150     32,150
Other notes                               7,282     15,580
--------------------------------------------------------------------------------
                                        508,338    533,622
Less current maturities of
  long-term debt                         43,462     41,282
--------------------------------------------------------------------------------
Long-term debt due
  after one year                       $464,876   $492,340
================================================================================


(a) The Company has a revolving credit facility, provided by a syndicate of banks, which provides aggregate borrowing availability of up to $450,000,000 through 2002. Borrowings outstanding under the facility bear interest based upon LIBOR plus an applicable margin. This rate was 6.38% and 6.24% at September 30, 1998 and 1997, respectively. Annual facility fees range from .075% to .3% of the aggregate borrowing availability, based on the Company's consolidated funded debt to total capitalization ratio. Under the agreements covering this loan, restrictions exist as to the maintenance of financial ratios, creation of additional long-term and short-term debt, certain leasing arrangements, mergers, acquisitions, disposals and other matters. The agreements also provide that the payment of cash dividends, acquisition of common shares and redemption of preferred stock cannot exceed amounts based on an earnings formula. The Company is in compliance with such restrictions.

     In October 1997, the Company entered into two interest rate agreements effectively to cap the LIBOR rate on portions of the amount outstanding under the revolving credit facility. Under the agreements, $75,000,000 is capped at 8.00% per annum until October 7, 2000 while another $75,000,000 is capped at 7.50% per annum until October 7, 1999. The costs associated with these interest rate agreements are being amortized over the terms of the agreements.

     In April 1998, the Company entered into an interest rate swap agreement effectively to fix the LIBOR rate on $100,000,000 of variable rate borrowings at 5.79% per annum until April 2005.

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

     The amount of consolidated net earnings available for dividends and other restricted payments, as defined in debt agreements, was approximately $182,878,000 at September 30, 1998.

     As of September 30, 1998, $331,000,000 of the $369,000,000 outstanding under the revolving credit facility has been classified as long-term debt since the Company has the ability to continue to finance this amount pursuant to the terms of the revolving credit facility and does not intend to repay this amount with cash from operations during the ensuing year. As of September 30, 1998, the aggregate maturities of long-term debt for the succeeding five years are as follows (in thousands):

--------------------------------------------------------------------------------
1999                                  $  43,462
2000                                        324
2001                                        197
2002                                    331,218
2003                                        241
Thereafter                              132,896
--------------------------------------------------------------------------------
Total long-term debt                  $ 508,338
--------------------------------------------------------------------------------

     In fiscal 1996, one of the Company's Canadian subsidiaries entered into a revolving credit facility with a Canadian bank. The facility provides borrowing availability of up to Canadian $2,000,000 and can be renewed on an annual basis. There are no facility fees related to this arrangement. As of September 30, 1998 and 1997, there were no amounts outstanding under this facility.


5. Financial Instruments
--------------------------------------------------------------------------------

At September 30, 1998 and 1997, the fair market value of the Notes was approximately $100,250,000 and $102,310,000, respectively, based on quoted market prices. At September 30, 1998, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically.

     At September 30, 1998, the fair values of the two interest rate cap agreements were immaterial. At September 30, 1998, the fair value of the interest rate swap agreement was $4,451,000. There is no carrying amount associated with these instruments.

     In fiscal 1998, the Company entered into three separate swap agreements to synthetically manage the selling prices and raw material costs of a portion of its recycled corrugating medium business and to limit the Company's exposure to falling prices and rising costs. The agreements together hedge 12,000 tons of recycled corrugating medium each quarter and expire during fiscal 2003. These swap agreements were entered into through privately negotiated transactions for which there is no readily accessible market. It is impracticable to estimate the fair values as they are based upon future costs and prices which cannot be reasonably estimated. There is no carrying amount associated with these instruments.

6. Leases and Other Agreements
--------------------------------------------------------------------------------

The Company leases certain manufacturing and warehousing facilities and equipment (primarily transportation equipment) under various operating leases.

     As of September 30, 1998, future minimum lease payments, including certain maintenance charges on transportation equipment, under all noncancelable leases, are as follows (in thousands):

--------------------------------------------------------------------------------
1999                                  $   7,364
2000                                      6,335
2001                                      5,014
2002                                      3,625
2003                                      2,961
Thereafter                                8,491
--------------------------------------------------------------------------------
Total future minimum lease payments     $33,790
-------------------------------------------------------------------------------

     Rental expense for the years ended September 30, 1998, 1997 and 1996 was approximately $12,264,000, $10,503,000 and $8,653,000, respectively, including lease payments under cancelable leases.

7. Income Taxes
--------------------------------------------------------------------------------

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

     The provisions for income taxes consist of the following components (in thousands):

                                 Year Ended September 30,
                               1998        1997       1996
--------------------------------------------------------------------------------
Current income taxes:
  Federal                   $25,360     $13,676    $23,552
  State                       2,498       2,694      2,927
  Foreign                       761         268       (240)
--------------------------------------------------------------------------------
Total current                28,619      16,638     26,239
--------------------------------------------------------------------------------
Deferred income taxes:
  Federal                     3,359       3,989      3,912
  State                         265         349         46
  Foreign                       350         679      1,147
--------------------------------------------------------------------------------
Total deferred                3,974       5,017      5,105
--------------------------------------------------------------------------------
Provision for income taxes  $32,593     $21,655    $31,344
================================================================================

     The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                  Year Ended September 30,
                                 1998        1997       1996
--------------------------------------------------------------------------------
Statutory federal tax rate       35.0%       35.0%     35.0%
State taxes,
  net of federal benefit          3.7         3.9       2.7
Non-deductible
  amortization and write-off
  of goodwill (see Note 2)        3.5        18.3         -
Other, net (primarily
  non-taxable items)              1.5         0.2       0.3
--------------------------------------------------------------------------------
Effective tax rate               43.7%       57.4%     38.0%
===============================================================================-


     The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following (in thousands):

                                            September 30,
                                           1998       1997
--------------------------------------------------------------------------------
Deferred income tax assets:
  Accruals and allowances              $  9,092    $10,077
  Other                                   5,955      4,002
--------------------------------------------------------------------------------
Total                                    15,047     14,079
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment          77,266     74,281
  Deductible intangibles                  2,343      2,533
  Inventory and other                    17,686     15,553
--------------------------------------------------------------------------------
Total                                    97,295     92,367
--------------------------------------------------------------------------------
Net deferred income tax liability       $82,248    $78,288
================================================================================

     The Company has not recorded any valuation allowances for deferred income tax assets.

     The components of the income before income taxes are (in thousands):

                                 Year Ended September 30,
                               1998        1997       1996
--------------------------------------------------------------------------------
United States               $71,356     $34,916    $80,798
Foreign                       3,257       2,840      1,671
--------------------------------------------------------------------------------
Income before
  income taxes              $74,613     $37,756    $82,469
================================================================================

8. Retirement Plans
--------------------------------------------------------------------------------

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

     The Company's projected benefit obligations, fair value of assets, and net periodic pension cost includes the following components (in thousands):

                                     Year Ended September 30,
                                           1998       1997
--------------------------------------------------------------------------------
Projected benefit obligations
  at beginning of year                 $146,808   $102,168
Service cost                              7,460      6,027
Interest cost on projected
  benefit obligations                    11,008      9,647
Amendments                               (8,410)       322
Actuarial loss                           12,714        642
Acquisitions and other                    1,861     31,878
Benefits paid                            (5,252)    (3,876)
--------------------------------------------------------------------------------
Projected benefit obligations
  at end of year                       $166,189   $146,808
================================================================================
Fair value of assets at
  beginning of year                    $159,048   $101,843
Actual return on plan assets             35,945     25,308
Acquisitions and other                    2,427     34,571
Employer contribution                     2,894      1,202
Benefits paid                            (5,252)    (3,876)
--------------------------------------------------------------------------------
Fair value of assets at end of year    $195,062   $159,048
================================================================================
Funded status                          $ 28,873   $ 12,240
Net unrecognized asset                     (909)    (1,360)
Net unrecognized gain                   (23,420)   (16,466)
Unrecognized prior service
  (income) cost                          (5,029)     2,638
--------------------------------------------------------------------------------
Net accrued pension cost included
  in consolidated balance sheets       $   (485)  $ (2,948)
================================================================================

     The amounts required to be recognized in the consolidated income statements are as follows (in thousands):

                                                     Year Ended September 30,
                                                 1998          1997          1996
---------------------------------------------------------------------------------
Service cost                                 $  7,460       $ 6,027       $ 4,327
Interest cost on projected
  benefit obligations                          11,008         9,647         7,235
Expected return on plan assets                (14,870)      (10,449)       (7,615)
Net amortization
  of the initial asset                           (385)         (399)         (395)
Net amortization of (gain) loss                  (110)           (7)           98
Net amortization of prior
  service (income) cost                          (436)          445           432
---------------------------------------------------------------------------------
Total Company defined
  benefit plan expense                          2,667         5,264         4,082
Multi-employer plans
  for collective
  bargaining employees                            237           163           166
---------------------------------------------------------------------------------
Net periodic pension cost                    $  2,904       $ 5,427       $ 4,248
=================================================================================

     The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.0%, 7.5% and 7.5% as of September 30, 1998, 1997 and 1996, respectively. The expected increase in compensation levels used in determining the actuarial present value of the projected benefit obligations was 4.0% as of September 30, 1998, 1997 and 1996. The expected long-term rate of return on assets, net of administrative expenses, used in determining net pension expense was 9% for all years presented. The projected benefit obligations, accumulated benefit obligation and fair value of assets for underfunded plans was $2,392,000, $2,392,000 and $2,352,000, respectively, as of September 30, 1998. The projected benefit obligations, accumulated benefit obligation and fair value of assets for underfunded plans was $1,312,000, $1,312,000 and $1,244,000, respectively, as of September 30, 1997.

     Effective October 1, 1997, the Company implemented an employee savings plan which permits participants to make contributions by salary reduction pursuant to
Section 401(k) of the Internal Revenue Code. The Company matches 50% of contributions up to a maximum of 6% of compensation as defined by the plan. During fiscal 1998, the Company recorded matching expense of $4,001,000 related to the plan, including matching expense related to employees of the former Waldorf operations. As a result of the new employee savings plan, effective January 1, 1998, the Company amended its defined benefit plans to lower pension benefits. Net periodic pension cost was approximately $1,600,000 lower during fiscal 1998 as a result of the reduced benefits.

     The Company has a Supplemental Executive Retirement Plan ("SERP") which provides unfunded supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension payments partially to offset the reduction in amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by federal income tax regulations. Expense relating to the plan of $219,000, $174,000 and $162,000 was recorded for the years ended September 30, 1998, 1997 and 1996, respectively. Amounts accrued as of September 30, 1998 and 1997 related to the plan were $688,000 and $482,000, respectively.


9. Related Party Transactions
--------------------------------------------------------------------------------

A director of the Company is the chairman and a significant shareholder of the insurance agency that brokers substantially all insurance for the Company. The insurance premiums paid by the Company may vary significantly from year to year with the claims arising during such years. For the years ended September 30, 1998, 1997 and 1996, payments were approximately $4,898,000, $3,831,000 and
$3,239,000, respectively.

     A director of the Company is the former Chairman of the construction company that built a new building for the Company. For the years ended September 30, 1998 and 1997, payments approximated $2,733,000 and $5,335,000, respectively, and were capitalized as property, plant and equipment.


10. Commitments and Contingencies
--------------------------------------------------------------------------------

Capital Additions. Estimated costs for completion of authorized capital additions under construction as of September 30, 1998 total approximately $26,000,000.

Stock Repurchase Plan. The Board of Directors has approved a stock repurchase plan for the repurchase of a maximum of 1,500,000 shares in aggregate of Class A Common or Class B Common prior to July 31, 2003. During fiscal 1998, the Company repurchased 290,100 shares of Class A Common under this plan. Under a previously authorized plan which expired on July 31, 1998, the Company repurchased 40,000, none and 217,000 shares of Class A Common during fiscal 1998, 1997 and 1996, respectively.

Environmental and Other Matters. The Company is subject to many federal, state, local and foreign environmental laws and regulations. The Company is currently involved in the assessment of various sites, two of which the Company has an ownership interest in and all others of which are owned by third parties. Environmental expenditures which relate to an existing condition caused by past operations and which have no significant future economic benefit to the Company are expensed. Future environmental-related expenditures cannot be reliably determined in many circumstances due to the early stages of investigations, the uncertainty of specific remediation methods, changing environmental laws and interpretations and other matters. Such costs are accrued at the time the expenditure becomes probable and the costs can be reasonably estimated. Costs are accrued based upon estimates determined by management.

     The Company has been named as a potentially responsible party at nine sites. At such sites, a variety of potentially responsible parties are involved. Management believes that it is probable that the parties associated with these sites will fulfill their obligations.

     Expenses associated with and amounts accrued for environmental assessment and remediation have not been material for the three years ended September 30, 1998. It is possible that costs in excess of amounts accrued may be incurred; however, management believes that such additional amounts will not have a material effect on the Company's financial position and results of operations.

     On December 1, 1995, a suit was filed by a private party against, among others, the Company in the United States District Court for the Western District of Michigan alleging that the Company is jointly and severally liable under federal and state law for the release of certain hazardous materials at the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site. The Company has entered into a settlement agreement pursuant to which the Company paid $325,000 and received releases from certain past, present and future environmental claims and actions involving this site.

     In addition, the Company is involved in various other legal proceedings and matters arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that the resolutions of these matters would not have a material adverse effect on the financial position or the results of operations of the Company.


11. Segment Information
--------------------------------------------------------------------------------

The Company operates principally in two business segments. The converted products segment is comprised of facilities that produce folding cartons, laminated paperboard products, fiber partitions, corrugated containers, corrugated displays, and thermoformed plastic products. The paperboard segment consists of facilities that manufacture 100% recycled clay-coated and uncoated paperboard and corrugating medium and that collect recovered paper. Intersegment sales are accounted for at prices that approximate market prices. Certain operations included in the converted products segment are located in foreign countries and had operating income of $4,293,000, $4,483,000 and $2,944,000 for fiscal years ended September 30, 1998, 1997 and 1996, respectively. For fiscal 1998, foreign operations represented approximately 4.1%, 3.8% and 5.4% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. For fiscal 1997, foreign operations represented approximately 4.8%, 7.0% and 5.3% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. In fiscal 1996, these operations represented approximately 6.1%, 3.2% and 8.9% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively.

     Operating profit includes all costs and expenses directly related to the segment involved. The corporate portion of operating profit includes corporate general and administrative expenses.

     Assets are assigned to segments based on use. Corporate assets primarily consist of cash and cash equivalents and property, plant and equipment.

Following is a tabulation of business segment information for each of the past three fiscal years (in thousands):

                                                                     Year Ended September 30,
                                                           1998                 1997                1996
-----------------------------------------------------------------------------------------------------------
Net sales (aggregate):
   Converted products                                   $ 1,063,749         $   938,711         $   779,696
   Paperboard                                               461,123             391,805             281,402
-----------------------------------------------------------------------------------------------------------
Total                                                   $ 1,524,872         $ 1,330,516         $ 1,061,098
===========================================================================================================
Less net sales (intersegment):
   Converted products                                   $       286         $     1,194         $       429
   Paperboard                                               230,980             219,629             184,558
-----------------------------------------------------------------------------------------------------------
Total                                                   $   231,266         $   220,823         $   184,987
===========================================================================================================
Net sales (unaffiliated customers):
   Converted products                                   $ 1,063,463         $   937,517         $   779,267
   Paperboard                                               230,143             172,176              96,844
-----------------------------------------------------------------------------------------------------------
Total                                                   $ 1,293,606         $ 1,109,693         $   876,111
===========================================================================================================
Operating income:
   Converted products (a)                               $    53,233         $    26,412         $    35,218
   Paperboard                                                69,374              46,382              64,431
-----------------------------------------------------------------------------------------------------------
                                                            122,607              72,794              99,649
Corporate expense                                            (8,713)             (8,618)             (7,492)
-----------------------------------------------------------------------------------------------------------
Income from operations                                      113,894              64,176              92,157
   Minority interest in consolidated subsidiary              (5,273)               (351)                  -
   Interest expense                                         (34,982)            (26,787)            (10,978)
   Interest and other income                                    974                 718               1,290
-----------------------------------------------------------------------------------------------------------
Income before income taxes                              $    74,613         $    37,756         $    82,469
===========================================================================================================
Indentifiable assets:
   Converted products                                   $   639,217         $   644,339         $   414,331
   Paperboard                                               461,432             457,845             110,769
   Corporate                                                 10,832              11,502              56,588
-----------------------------------------------------------------------------------------------------------
Total                                                   $ 1,111,481         $ 1,113,686         $   581,688
===========================================================================================================
Depreciation and amortization: (a)
   Converted products                                   $    44,820         $    55,143         $    35,262
   Paperboard                                                25,314              21,101              12,855
   Corporate                                                    693                 559                 447
-----------------------------------------------------------------------------------------------------------
Total                                                   $    70,827         $    76,803         $    48,564
===========================================================================================================
Capital expenditures, including assets acquired:
   Converted products                                   $    57,749         $   135,825         $    45,433
   Paperboard                                                23,638             135,365              26,480
   Corporate                                                    279                 210                 238
-----------------------------------------------------------------------------------------------------------
Total                                                   $    81,666         $   271,400         $    72,151
===========================================================================================================

(a)      The Company incurred $1,997,000, $16,251,000 and $3,580,000 in fiscal
         1998, 1997 and 1996, respectively, in plant closing and other costs (See Note 2). These costs related to the converted products segment and the applicable amounts are reflected in the segment's operating income and depreciation and amortization.

(b) The effect of the change in depreciation methods from the 150% declining balance method to the straight-line method for machinery and equipment placed in service during fiscal 1997 was to increase operating income by $4,936,000. The depreciation change resulted in a decrease in depreciation expense in each of the segments as follows:
         $2,689,000 in the converted products segment, $2,227,000 in the paperboard segment, and $20,000 in the corporate expenses.

12. Financial Results by Quarter (Unaudited)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      First     Second       Third      Fourth
1998                                Quarter    Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
Net sales                          $316,475   $327,854    $320,078    $329,199
Gross profit                         81,841     84,693      88,812      88,093
Net income                            8,677      9,786      11,800      11,757
Basic earnings per share               0.25       0.28        0.34        0.34
Diluted earnings per share             0.25       0.28        0.34        0.34
--------------------------------------------------------------------------------

                                      First     Second       Third      Fourth
1997                                Quarter    Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
Net sales                          $208,318   $275,397    $300,302    $325,676
Gross profit                         53,593     65,744      73,818      80,661
Net income (loss)                     7,399     (7,191)      6,212       9,681
Basic earnings (loss) per share        0.22      (0.22)       0.19        0.28
Diluted earnings (loss) per share      0.22      (0.22)       0.18        0.28
--------------------------------------------------------------------------------


     The interim earnings per common and common equivalent share amounts were computed as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share by quarter will not necessarily total the annual basic and diluted earnings per share.

     The results of operations for the fourth quarter of fiscal 1998 includes expenses of approximately $1,997,000 incurred by the Company as a result of the facility closing (See Note 2).

     The results of operations for the second, third and fourth quarters of fiscal 1997 include expenses of approximately $12,784,000, $2,700,000 and $767,000, respectively, incurred by the Company as a result of the facility closings and related items (See Note 2).

REPORT OF INDEPENDENT AUDITORS

[LOGO ERNST & YOUNG LLP]

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
ROCK-TENN COMPANY

We have audited the accompanying consolidated balance sheets of Rock-Tenn Company as of September 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rock-Tenn Company at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, effective October 1, 1996, the Company changed its method of accounting for depreciation of machinery and equipment placed in service subsequent to September 30, 1996.


ERNST & YOUNG LLP


Atlanta, Georgia
October 20, 1998

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

     As part of its audit of the Company's financial statements, Ernst & Young LLP considered the Company's internal control structure in determining the nature, timing and extent of audit tests to be applied. Management has considered Ernst & Young LLP's recommendations concerning the Company's system of internal control and has taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that, as of September 30, 1998, the Company's system of internal control is adequate to accomplish the objectives discussed herein.


/S/ Bradley Currey, Jr.


Bradley Currey, Jr.
Chairman of the
Board of Directors
and Chief Executive Officer


/S/ David C. Nicholson


David C. Nicholson
Senior Vice President and
Chief Financial Officer

Locations

ROCK-TENN COMPANY

Converted Products Segment                                         Paperboard Segment
---------------------------                                        --------------------------

Folding Carton                     Corrugated Packaging            Coated Paperboard
Division                           & Display Division              Division
Augusta, GA                        Dothan, AL                      Battle Creek, MI
Baltimore, MD                      Gallatin, TN                    Dallas, TX
Chicago, IL                        Greenville, SC                  Delaware Water Gap, PA
Chicopee, MA                       Hunt Valley, MD                 Sheldon Springs, VT
Clinton, IA                        Mundelein, IL                   St. Paul, MN
Conway, AR                         Norcross, GA*
El Paso, TX                        Tullahoma, TN                   Uncoated Paperboard
Eutaw, AL                          Winston-Salem, NC               Division
Greenville, TX                                                     Chattanooga, TN
Harrison, AR                       RTS Packaging, LLC              Cincinnati, OH
Kimball, TN                        Charleroi, PA                   Eaton, IN
Knoxville, TN                      Dallas, TX                      Lynchburg, VA
Lebanon, TN                        Downington, PA                  Otsego, MI
Madison, WI                        Eaton, IN
Marshville, NC                     Hartwell, GA                    Recycled Fiber
Milwaukee, WI                      Hillside, IL                    Division
Norcross, GA                       Merced, CA                      Atlanta, GA
Springfield, OH                    Monterrey, Nuevo Leon, Mexico   Chattanooga, TN
Stone Mountain, GA                 Orange, CA                      Cincinnati, OH
St. Paul, MN                       Scarborough, ME                 Cleveland, TN
Taylorsville, NC                   Tukwila, WA                     Dallas, TX
Warwick, Quebec, Canada                                            Des Moines, IA
Waxahachie, TX                     Plastic Packaging               Fort Worth, TX
                                   Division                        Huntsville, AL
Laminated Paperboard               Conyers, GA                     Indianapolis, IN
Products Division                  Franklin Park, IL               Knoxville, TN
Aurora, IL                                                         Maple Grove, MN
Columbus, IN                                                       Montreal, Quebec, Canada
Dallas, TX                                                         Shelbyville, TN
Jersey City, NJ                                                    Sheldon Springs, VT
Lynchburg, VA                                                      St. Paul, MN
Macon, GA
Otsego, MI                                                         *2 Locations
Vineland, NJ
Wright City, MO

SHAREHOLDER INFORMATION

Rock-Tenn Company

HOME OFFICE
504 Thrasher St.
Norcross, GA 30071
770-448-2193

TRANSFER AGENT AND REGISTRAR
Wachovia Bank of North Carolina, N.A.
c/o Boston Equiserve, L.P.
P.O. Box 8217
Boston, MA  02266-8217
800-633-4236

INVESTOR RELATIONS
Investor Relations Department
P.O. Box 4098
Norcross, GA 30091
770-448-2193
Fax: 770-263-3582

ANNUAL MEETING
Northeast Atlanta Hilton
5993 Peachtree Industrial Blvd.
Norcross, GA 30092
Thursday, January 28, 1999
9:00 A.M.

LEGAL COUNSEL
King & Spalding
191 Peachtree St.
Atlanta, GA 30303

AUDITORS
Ernst & Young LLP
600 Peachtree St.
Suite 2800
Atlanta, GA 30308

DIRECT DEPOSIT OF DIVIDENDS
Rock-Tenn shareholders may have their
quarterly cash dividends automatically
deposited to checking, savings or money
market accounts through the automatic
clearinghouse system. If you wish to
participate in the program, please contact:
Wachovia Bank of North Carolina, N.A.
c/o Boston Equiserve, L.P.
P.O. Box 8217
Boston, MA  02266-8217
800-633-4236

COMMON STOCK
Rock-Tenn Class A common stock trades
on the New York Stock Exchange under
the symbol RKT. There is not an established public trading market for the
Company's Class B common stock.

As of December 1, 1998, there were
approximately 4,373 Class A common
shareholders of record and 137 Class B
common shareholders of record.

FORM 10-K REPORT
A copy of the Company's annual report
on Form 10-K for the year ended
September 30, 1998, as filed with the
Securities and Exchange Commission
is available at no charge to shareholders of record, by writing to:
Investor Relations
Rock-Tenn Company
P.O. Box 4098
Norcross, GA 30091