Form 10-K, Exhibit 13
period 2000-09-30
ROCK TENN CO
filed 2000-12-20
CIK 230498

                                                                      EXHIBIT 13

                            [ROCK-TENN COMPANY LOGO]

                               Rock-Tenn Company
                              504 Thrasher Street
                               Norcross, GA 30071
                                  770-448-2193
                                www.rocktenn.com

                                Rock-Tenn Company
                               2000 Annual Report

                                     above
                                   and beyond

                               COMPANY OPERATIONS

                                     [MAP]


FOLDING                  PLASTIC                   COATED                       LAMINATED                CORRUGATED
CARTON                   PACKAGING                 PAPERBOARD                   PAPERBOARD               PACKAGING
GROUP                    DIVISION                  DIVISION                     PRODUCTS                 DIVISION
                                                                                DIVISION
Augusta, GA              Conyers, GA               Battle Creek, MI                                      Dothan, AL
Baltimore, MD            Franklin Park, IL         Dallas, TX                   Aurora, IL(1)            Gallatin, TN
Chicago, IL(2)                                     Delaware Water Gap, PA       Columbus, IN             Greenville, SC
Chicopee, MA                                       Sheldon Springs, VT          Dallas, TX               Norcross, GA(1)
Clinton, IA              RTS                       St. Paul, MN(1)              Macon, GA
Conway, AR               PACKAGING, LLC                                         Vineland, NJ
Dallas, TX(2)                                                                   Wright City, MO          ALLIANCE DIVISION
El Paso, TX              Charleroi, PA
Eutaw, AL                Dallas, TX                SPECIALTY                                             Brookfield, CT(2)
Greenville, TX           Eaton, IN                 PAPERBOARD                   RECYCLED                 DeKalb, IL
Harrison, AR             Hartwell, GA              DIVISION                     FIBER                    Glendale, CA(2)
Kimball, TN              Hillside, IL                                           DIVISION                 Hershey, PA(2)
Knoxville, TN            Merced, CA                Chattanooga, TN                                       Hunt Valley, MD
Lebanon, TN              Mexico City, Mexico       Cincinnati, OH               Atlanta, GA              Lincoln Park, NJ(2)
Madison, WI              Monterrey, Nuevo          Eaton, IN                    Chattanooga, TN          Martinsville, VA
Marshville, NC             Leon, Mexico            Lynchburg, VA(1)             Lynchburg, VA(1)         Mason, OH(2)
Milwaukee, WI            Orange, CA                Otsego, MI                   Cincinnati, OH           Mundelein, IL
Norcross, GA(2)          Santiago, Chile                                        Cleveland, TN            Pennsauken, NJ
Springfield, OH          Scarborough, ME                                        Dallas, TX               Tullahoma, TN
Stone Mountain, GA       Tukwila, WA                                            Des Moines, IA           Winston-Salem, NC(1)
St. Paul, MN                                                                    Fort Worth, TX
Warwick, Quebec,                                                                Huntsville, AL
  Canada                                                                        Indianapolis, IN
Waxahachie, TX                                                                  Knoxville, TN
                                                                                Maple Grove, MN          Operations
                                                                                Montreal, Quebec,        1 Two operations
                                                                                  Canada                 2 Sales & Design
                                                                                Shelbyville, TN            Center
                                                                                St. Paul, MN

                             ROCK-TENN AT-A-GLANCE

Rock-Tenn is one of North America's leading manufacturers of packaging and 100% recycled paperboard. Since its founding in 1936, Rock-Tenn has focused on developing strong niche markets that bring high value to both its customers and to its employees and shareholders.

The Company operates 80 manufacturing facilities throughout the United States, Canada, Mexico and Chile, and employs approximately 8,700 people.

Headquartered in Norcross, Georgia, Rock-Tenn is listed on the New York Stock Exchange. The Company's Class A common stock trades under the symbol RKT.

Rock-Tenn team members as they appear on the cover, from left to right beginning on the back cover: JUN BANTUG Lotus Notes Administrator, MARC DUBOIS Die-making & Die-cutting Supervisor, FRANCIS BEAUDETTE Order Processing Coordinator, MARY SMITH Accounting Clerk, SHEILA FORTUIN Secretary to General Manager, ANNIE BESMARGIAN Customer Service, SUSAN BENOIT Planning & Scheduling Technician, RUSS FRITZ Extra Hand, JOSE CABRAL Extrusion Manager, DERIC C. JACKSON Extrusion Manager, JANINA OLEARCZYK Inventory Control Clerk, SCOTT FU Plant Engineer, JERRY WATTS Cabling Project Analyst, MATT HENRY Lotus Notes Systems Analyst, WENDY FORD EUC Support Analyst, TIM OLDS Customer Service, BRENDA SCHREIBER Division IS Coordinator

Rock-Tenn team members page one, from left to right: ANGEL OJEDA Machine Operator, GRETCHEN VAUGHT Marketing & Communications Representative, JON HERMES Sales Representative

                           PACKAGING PRODUCTS SEGMENT

                       [GRAPHIC]                                [GRAPHIC]                        [GRAPHIC]
                   FOLDING CARTONS                         PLASTIC PACKAGING              PROTECTIVE PACKAGING
-------------------------------------------------------------------------------------------------------------------------
PRODUCTS AND       Folding cartons, multi-pack           Custom thermoformed plas-        Solid fiber partitions,
SERVICES           wraps and promotional                 tic packaging and extruded       sheeted and die-cut
                   packaging; mechanical pack-           plastic roll stock.              specialties; agricultural
                   aging system services.                                                 packaging; custom
                                                                                          protective packaging.
-------------------------------------------------------------------------------------------------------------------------
MARKETS            Manufacturers of consumer             Manufacturers of bakery          Manufacturers of glass and
SERVED             and industrial products such          items, prepared foods,           plastic containers, electronic
                   as food, candy, household             processed meats and              parts, injection molded
                   products, hardware, software,         poultry, hardware,               products, automobile com-
                   electronics, automotive com-          medical, electronic              ponents, lighting products,
                   ponents, pharmaceuticals,             and consumer products.           textiles, agricultural products,
                   personal care products,                                                and others requiring protec-
                   apparel, textiles, paper goods;                                        tion during shipment.
                   quick-serve restaurants.

-------------------------------------------------------------------------------------------------------------------------
COMPETITIVE        Industry-leading manufactur-          Modern design and pro-           Proprietary manufacturing
STRENGTHS          ing technology in flexographic,       duction technology, rapid        technology for high-speed
                   lithographic and rotogravure          design, sampling and             and industry-leading turn-
                   printing; networked structural        prototyping capabilities;        around capabilities; multiple
                   and graphic design systems            in-house extrusion and           plants in North and South
                   throughout North America;             lamination of roll stock         America; centralized customer
                   two industry-leading product          for assured quality and          service for design, sampling
                   development and package               supply of raw materials.         and ordering; integration
                   testing laboratories; integra-                                         with Rock-Tenn and Sonoco
                   tion with Rock-Tenn's recycled                                         paperboard mills.
                   paperboard mills.

                               PAPERBOARD SEGMENT

                         [GRAPHIC]                              [GRAPHIC]                           [GRAPHIC]
                        PAPERBOARD                          LAMINATED COMPONENTS               RECYCLED FIBER
------------------------------------------------------------------------------------------------------------------------------
PRODUCTS            Coated and uncoated                  Furniture panels; drawer            Paper recovery and recy-
AND                 grades of 100% recycled              bottoms; mirror backs; cover-       cling services; wide array
SERVICES            paperboard and corru-                board for books, notebooks          of recovered paper grades.
                    gating medium; specially             and binders; automotive
                    designed paperboard                  components; specialized
                    for custom applications.             industrial components includ-
                                                         ing specialty die-cut items
                                                         and paperboard drums
------------------------------------------------------------------------------------------------------------------------------
MARKETS             Manufacturers of folding             Manufacturers of home               Industrial plants, printing
SERVED              cartons, fiber partitions,           and office furniture and            facilities, office buildings and
                    tubes and cores, retail              ready-to-assemble furniture;        retailers that generate recy-
                    corrugated boxes and                 manufacturers of automobile         clable paper as a byproduct;
                    interior protective packaging.       and truck interior panels;          Rock-Tenn paperboard mills,
                                                         producers of books, note-           other paper and paperboard
                                                         books and binders.                  mills in the U.S., Canada
                                                                                             and Mexico.
------------------------------------------------------------------------------------------------------------------------------
COMPETITIVE         Nationwide production opera-         Fast production cycles;             Network of recovery facilities;
STRENGTHS           tions; capability to produce         in-house poly extrusion and         internal marketing and broker-
                    paperboard grades for specific       poly lamination, industry           age group; integration with
                    customer applications;               leading die-cutting tech-           Rock-Tenn paperboard mills;
                    integration with recycled            nology; innovative industrial       strong reputation for reliability
                    fiber plants for consistent          products; integration with          in all market conditions.
                    supply of high-quality fiber.        Rock-Tenn recycled paper-
                                                         board mills.


               SPECIALTY CORRUGATED PACKAGING AND DISPLAY SEGMENT

                                 [GRAPHIC]                            [GRAPHIC]
                           CORRUGATED PACKAGING                   P.O.P. DISPLAYS
--------------------------------------------------------------------------------------------
PRODUCTS                 Multi-color flexographic            Complete design, manufacture,
AND                      direct print and lithographic       assembly, pack-out and distri-
SERVICES                 laminated corrugated retail         bution to retail of temporary
                         packaging; specialized indus-       and permanent P.O.P. displays;
                         trial shipping containers;          contract packing and distri-
                         corrugated sheet stock.             bution services; direct-to-
                                                             consumer promotional mailers
                                                             and sampling.
--------------------------------------------------------------------------------------------
MARKETS                  Consumer products compa-            Consumer products companies
SERVED                   nies and industrial products        using high-end P.O.P. displays,
                         manufacturers requiring             retail promotions, and direct-
                         short to medium run, high-          to-consumer promotions
                         quality shipping containers         for merchandising and
                         and retail packaging.               brand marketing
--------------------------------------------------------------------------------------------
COMPETITIVE              Strong structural and graphic       Concept-to-Consumer(TM)
STRENGTHS                design staffs; full ISTA-           service for single-source retail
                         and NMFTA-certified testing         merchandising solutions;
                         facility; state-of-the-art,         multiple design and contract
                         centralized corrugator for          packing facilities in geographic
                         fast turnaround and assured         proximity to most consumer
                         quality of sheet stock; high        products companies and/or
                         level of service and rapid          their customers.
                         response times.

                                    [PHOTO]


We're creating a culture of high performance and innovation.

IF YOU WANT TO SEE HOW WE'RE CREATING OUR CULTURE OF HIGH PERFORMANCE AND INNOVATION, THE NEXT FEW PAGES GIVE DETAILS ON FIVE OF OUR HIGH-PERFORMING TEAMS. THEY ARE JUST SOME OF THE PEOPLE AT ROCK-TENN WHO ARE SHOWING ALL OF US HOW TO GO ABOVE AND BEYOND TO ACHIEVE EXTRAORDINARY SUCCESS.


above and beyond 1       letter to shareholders 12       index to financials 21

                               2000 ANNUAL REPORT

Les Industries Ling, Rock-Tenn's industry-leading folding carton plant in Quebec, is one of the most demanding purchasers of coated recycled paperboard in North America. Having converted a low-volume specialty mill in Vermont into a mill that could produce coated recycled paperboard for folding cartons, Rock-Tenn wanted the mill to become a premier supplier to Ling and an industry leader. Ling's general manager took the only approach he knew would work: consistently demand the highest-quality board that could be used for Ling's blue-chip customers, such as Quaker Oats and Johnson & Johnson. "Having Ling as a customer gave the Missisquoi mill the challenge it needed to make itself over into a quality leader in coated board," says Missisquoi General Manager Chris Ham-Ellis. Now the Vermont mill provides - at a consistently high quality - virtually all of the recycled paperboard that Ling uses. Ling continues to be more successful each year, and Missisquoi is now one of the highest-performing mills in the industry.

                                   [GRAPHIC]


We met the needs of a demanding customer: us.

                               ROCK-TENN COMPANY

                                    [PHOTO]


                                Chris Ham-Ellis
                               General Manager -
                                Missisquoi Mill

                                 Andre Boissy
                              Plant Manager - Ling

                               Raymond Beaulieu
                             General Manager - Ling

"We are very demanding with our in-house mill at Missisquoi, because we supply folding cartons to blue-chip customers who demand the best quality," says Raymond Beaulieu, general manager of Rock-Tenn's Les Industries Ling folding carton plant in Quebec.

                               2000 ANNUAL REPORT

                                    [PHOTO]

                                  Jim Einstein
                            Executive Vice President
                              and General Manager

                                 Wayman Monroe
                             Shipping and Receiving

                                 Marcia Viloria
                                    Designer

"We give our customers exceptional quality and precision execution time after time. That's how we grew our business 36% in 2000, and how we'll continue growing in the years to come," says Jim Einstein, head of Rock-Tenn's Alliance Division.

                                ROCK-TENN COMPANY
                                                 point-of-purchase displays   >>

Launching new consumer products requires precise execution and cannot tolerate the slightest delay. A key launch component is point-of-purchase display promotions. Rock-Tenn's Alliance Division is North America's fastest-growing provider of retail displays. The key to its success is its Concept-to-Consumer(TM) service, enabling brand managers to source design, manufacturing, display packing and distribution - all at Alliance. Alliance operates nine technologically advanced design offices and six contract packing facilities throughout the nation that are adjacent to many of the major consumer products companies. Alliance's combination of excellence in design and manufacturing, coupled with its precision execution in pack-out and distribution services, is why pharmaceutical, food, tobacco and cosmetics companies turn to Alliance for their point-of-purchase displays and national consumer product rollouts. Alliance provides:

* Complete Concept-to-Consumer service to increase brand managers' speed-to-market.

* The latest technology in design and manufacturing to assure system efficiencies and the highest-quality point-of-purchase displays.

* Experienced team members to assure smooth rollouts for all products.

When you want one merchandising source with speed, creativity, high quality and reliability, get with Alliance. We work at the speed of marketing.

                                   [GRAPHIC]

We deliver complete Concept-to-Consumer(TM) merchandising services.

                               2000 ANNUAL REPORT

                                    [PHOTO]

                                 Butch Campbell
                              Manager, Product and
                               Engineering Group

                                  Chuck Bryan
                            National Sales Manager,
                               Specialty Products

"We've found a way to innovate in the protective packaging industry by printing on partitions and creating a retail advertising product with colorful graphics right in the box," says Butch Campbell of RTS Packaging.

                                ROCK-TENN COMPANY

                                   [GRAPHIC]

We're making ordinary package partitions into instant advertising.

How does a winery transform a plain shipping box into colorful instant advertising on the shelf? By turning its box into a billboard. Rock-Tenn's RTS Packaging unit's Billboard(TM) partition provides instant merchandising by using high-quality, colorful graphics printed on the box's interior protective partition. All the retailer does is pull out a single printed partition strip and - voila - instant advertising! Suppliers and retailers benefits because:

- Partitions that are already needed to protect the product are used for in-store advertising, thereby eliminating extra merchandising materials.

- Billboard partitions are extremely easy to use, so retailers don't worry about complicated assembly.

- Eye-catching graphics attract customers' attention to help sell the product.

- Merchandising gets where it needs to be - on the selling floor, not in the wastebasket.

When you want unexpected value in your packaging, call Rock-Tenn. We get your message out.

                               2000 ANNUAL REPORT

                                   [GRAPHIC]

We're helping to revolutionize case-ready meat packaging.

How does a packaging and paperboard company help revolutionize the meat-processing industry? It develops a new kind of plastic packaging that resists breaking and helps keep meat fresh longer. That's what happened when the meat-processing industry learned that Wal-Mart wanted to eliminate its traditional in-store butcher operations and provide only case-ready meat in its grocery stores. To meet this rapidly developing retail need, Rock-Tenn's Plastic Packaging Division developed the innovative new DuraFresh(TM) case-ready tray. What does DuraFresh do?

- It helps enhance the shelf life of packaged meat.

- DuraFresh resists cracking and reduces waste at retail.

- The design of DuraFresh trays creates more room to display more meat in the retail case.

- DuraFresh packaging appeals to consumers because of its clean appearance and resistance to breakage.

When you need a revolutionary idea, look to Rock-Tenn. We deliver.

                                ROCK-TENN COMPANY
                                                               plastic packaging

"We're literally changing the face of the meat case," says Bob Esser, product sales manager for modified atmosphere packaging (MAP) in Rock-Tenn's Plastic Packaging Division. "Our new packaging resists cracking and leaking and looks better to the consumer. It simply performs better."

                                    [PHOTO]

                                   Bill Geary
                                General Manager

                                   Eddie Mika
                                 Plant Manager

                                   Bob Esser
                            Product Sales Manager - MAP

                               2000 ANNUAL REPORT

Read a good book lately? The paperboard used to make the covers may have been supplied by Rock-Tenn's Otsego, Michigan, mill. Three years ago, a European manufacturer introduced to the U.S. a new grade of light-weight, high-performance book coverboard. But by partnering with Rock-Tenn's Laminated Paperboard Products Division, the Specialty Paperboard Division engineered an even better grade of paperboard that meets book manufacturers' needs. Rock-Tenn completely rebuilt its Otsego paperboard machine to produce this paperboard and better serve the coverboard market. The result: many of the major book manufacturers are now using Cirrus(TM), a laminated paperboard cover product made from Otsego's new paperboard.

When you want an ordinary product to be extraordinary, partner with Rock-Tenn. We can help you get where you want to be.

                                   [GRAPHIC]

We're making it lighter, stronger and less expensive.

                                ROCK-TENN COMPANY

                                    [PHOTO]

                                    Tom Doss
                               Production Manager

                                  Garth Fuess
                                  Tour Foreman

                                William Henagan
                                Customer Service
                                 Representative

                                  Phil Farmer
                                General Manager

"We have new tools that give us more control over the papermaking process," said
 Phil Farmer, general manager of the Otsego, Michigan, Specialty Paperboard Mill. "What we're now doing is using these tools to develop paperboard in partnership with our customers to give them the products they require to meet their specific market needs. We're creating value-added products and value-added relationships."

                               2000 ANNUAL REPORT

Our strategy is a straightforward, threefold one: invest in ourselves for competitive advantage and future growth; execute consistently with a relentless pursuit of improvement; and create a culture of high performance and innovation to maximize our return on assets and create market leaders.

                               James A. Rubright
                      Chairman and Chief Executive Officer

"Rock-Tenn is creating a culture of innovation and high performance to ensure that our company is the first choice of our customers, our employees and our shareholders."

                                ROCK-TENN COMPANY
                                                          letter to shareholders

Dear Customers, Fellow Rock-Tenn Employees and Shareholders:

I joined Rock-Tenn Company a year ago because I was confident that the core of this great company that I'd worked with over the years was strong and would be a challenge and a thrill in which to work. Over the last year I've traveled broadly among our operations, from Les Industries Ling in Warwick, Quebec, through our mill and folding carton networks in the Midwest, the Atlantic States and the Southeast, to our RTS plants in Merced and Orange, California. I've met with thousands of our employees and have confirmed that within our company there are many men and women who, in our very competitive businesses, are achieving extraordinary results. These are people who are delivering truly above-and-beyond performance by any measure.

These high performers and the culture they embody are capable of creating value year in and year out because they are driven to do it. We are making them our role models. Their accomplishments are a testament to what our company can do-and what everyone at Rock-Tenn must do if we are to take advantage of our size and financial strength to generate significant and sustainable growth in our sales and profits.

Those leaders need and deserve to be part of a company that supports and builds on their achievements. That is the strategy we've set about in the last year.

ACHIEVING SUSTAINABLE HIGH PERFORMANCE

So, how do we achieve the kind of performance that wins customers, attracts superior employees and creates shareholder value? Our strategy is a straightforward, threefold one: invest in ourselves for competitive advantage and future growth; execute consistently with a relentless pursuit of improvement; and - something I've mentioned earlier - create a culture of high performance and innovation to maximize our return on assets and create market leaders.

INVEST IN OURSELVES

As we'll discuss in more detail, we've invested heavily in some core activities where we have opportunities to reassert market leadership. We've focused much greater attention and investment on our businesses that enjoy above-average growth prospects, with much more than above-average results, and we've restructured assets where we could not be successful without unacceptable levels of investment. We are coupling these strategic commitments with the recognition that performance is what matters and that superior people drive performance. In short, we're rebuilding Rock-Tenn Company in its own former image: a company of choice for customers and employees with a strong economic future for our shareholders.

                               2000 ANNUAL REPORT

Let there be no misunderstanding of one basic fact: Rock-Tenn's employees and directors are committed to Rock-Tenn's financial performance. Steve Voorhees, our new CFO, and I are the two newest members of Rock-Tenn's senior management. We both made substantial investments in Rock-Tenn stock. I'm not just talking about option grants. We bought the stock. I believe that we should be, and we will benefit from being, on the line. Our other key managers all have significant investments in Rock-Tenn stock. Our Board members all own significant amounts of our stock, approximately 25 percent of it, in fact. Our aim is to make that investment grow. We will suffer greatly if it fails to do so.

                                [CHART] [CHART]

Let's look at some defining steps we took in fiscal 2000, after a period of reassessment:

- We committed $13.9 million to build a new gypsum facing paper machine over the foundation of an old uncoated paper machine in Lynchburg, Virginia, that will operate in a joint venture with Lafarge Corporation, a leading international gypsum wallboard manufacturer. We also committed $8.0 million to complete the rebuilding of a large uncoated machine in Otsego, Michigan, that will now be capable of making a world-class book board (please also see the description on page 10).

- We invested $10.4 million in our Alliance display business and $10.9 million in our plastics business because the rapid growth in those businesses was outstripping our planned capital investments (for more information on those developments, please see pages 5 and 8).

- We closed three unprofitable folding carton plants, two of which we acquired in the mid-90s, where the continued investment required to be competitive was not justified. As part of the restructuring, we absorbed a significant charge against this year's earnings. We invested $10.1 million in two of our largest folding carton plants to increase the returns from the plant closures and to take advantage of excellent growth opportunities, and in a third to complete the transformation of a technologically advanced niche-market plant.

                               ROCK-TENN COMPANY
                                                          letter to shareholders

These capital expenditures exemplify our commitment to own market-leading assets and to invest heavily in growth opportunities.

We're also investing in Rock-Tenn in another important way: by repurchasing our own stock. In fiscal 2000, Rock-Tenn bought back 2.1 million shares of stock at an average price of $10.47 per share. Our Board acted in November, 2000, to authorize the repurchase of another 2.0 million shares, which we will do if current share prices continue.

EXECUTE CONSISTENTLY

We are fully aware of how inconsistent performance affects value. While the results posted by most of our operations in fiscal 2000 are inspiring, Rock-Tenn needs consistently high performance across the board in all lines of business. While fiscal 2000 showed areas of strong improvement and new growth, we clearly had areas where we under-performed, and we recognize hat more solid execution on our part is necessary. We posted a net loss of 46 cents per diluted share at year-end, compared to earnings per share of $1.13 in fiscal 1999. Contributing to the loss were asset write-downs and plant closing expenses that totaled $51.3 million after-tax, or $1.48 per share. Excluding the effects of one-time charges, fiscal

                                    [GRAPHIC]

                                    [GRAPHIC]

                               2000 ANNUAL REPORT

                                [CHART] [CHART]


                                   [GRAPHIC]

The Paperboard segment has taken steps to grow its business in strong niche markets by investing in technology that allows the mills to deliver high value-added products that meet the specific market needs of their customers.

year 2000 results were $1.02 per share, compared to $1.25 per share a year ago. Higher fiber, energy and freight costs accounted for much of the decline. Underperformance in some of our assets, only partly attributable to the three plants we closed during the year, more than offset the good performance of most of our assets. (We discuss our financial performance in more detail below and in our Management's Discussion and Analysis.)

Among customers in all of Rock-Tenn's businesses, including its growth businesses, executing consistently is measured through outstanding products and customer service. In our more mature businesses, consistent execution also depends on driving out costs to improve margins on price-competitive commodity products, as well as using innovative thinking and technology to develop products that provide greater value.

Our plan to deliver consistent execution includes a commitment to decentralize our operations. We have flattened our management structure to create leaner, more agile operations. We increased the responsibility and authority of our managers and empowered them with the capital resources, tools and authority they need to take charge of their businesses. We are excited about the new ideas and opportunities that they are creating as a result of these changes.

                               ROCK-TENN COMPANY
                                                          letter to shareholders

CULTIVATE HIGH PERFORMANCE AND INNOVATION

In addition to recognizing our growth and market leadership opportunities, we worked on our culture of high performance and innovation. Our management has recognized that the leaders must lead, and get the job done, and that the pace of change must be fast now and ever faster each day. This means that we need our highest performers in positions where they can have the greatest impact. Thus, in the last year we promoted over 20 aggressive, talented leaders as general managers of manufacturing locations and we placed the sales organizations in three of our operating divisions under new leaders.

We also acted in midyear to radically change our management compensation system to tie incentive compensation of managers to results that are within each manager's scope of authority. We're all on the line for our performance.

We will invest in ourselves to grow new businesses, reduce costs, enable product innovation and empower people in a decentralized environment. We will execute consistently in order to build customer relationships and to strengthen investor confidence. It's a simple roadmap and an unwavering commitment.

OPERATIONS FOR FISCAL 2000 - IN BRIEF REVIEW
PACKAGING BUSINESS: INVEST IN NEW GROWTH
AND COMPETITIVENESS

A look at the results of our three business segments reveals our strategy, our successes and some disappointments. Our Packaging business was reorganized to include our Plastic Packaging Division, RTS Packaging and our Folding Carton Group. Our Folding Carton Group is our largest line of business with approximately $600 million in sales.

Aside from the three folding carton plant closures we announced, our Folding Carton Group performed very well this year and is positioned to do even better in fiscal 2001 due to the benefits of consolidating business from the closings and the additional investments we made. We're an industry leader in a number of niche folding carton markets, and we have a number of plants that are leaders in performance.

Our Plastic Packaging Division continues to grow at an exceptional rate - 31% in sales in fiscal 2000. We invested over $10.9 million in new extrusion and thermoforming capacity to meet the sales growth in our new DuraFresh(TM) line of modified atmosphere packaging and our high-end custom packaging. We believe that the Plastic Packaging Division should again grow very well fiscal 2001.

                               2000 ANNUAL REPORT
                                                          letter to shareholders

market is both stable and extremely competitive. The ready-to-assemble furniture market, where we are by far the largest supplier, is also highly competitive, but it's growing at about 7% per year. We've gone through a series of consolidations to rationalize our operations in this business and have taken some charges to earnings as a result, but now believe we are in a much better position to pursue new customers and win back those we lost in the course of repositioning our assets.

SPECIALTY CORRUGATED PACKAGING AND DISPLAY
BUSINESS: CONTINUING GROWTH

In our Specialty Corrugated Packaging and Display business, we invested over $10.4 million to expand our manufacturing capacity at Alliance and to open a new contract packing facility to serve two new major consumer products customers. The result was a 36% increase in sales to $152.7 million and a 25% increase in profits at Alliance.

How are we doing so well? Certainly the market has been strong. The point-of-purchase display business is a $9 billion industry and has grown 5% annually since 1996. We focus on the high value and service temporary promotional sector of this business where we believe superior performance is rewarded. Alliance has formed strong customer relationships with some of the largest

The Specialty Corrugated Packaging and Display segment continued its exceptional growth in 2000. Customer service is the hallmark of the Corrugated Packaging Division where it operates in the growing southeastern U.S. market. The Alliance Division's Concept-to-Consumer(TM) approach to promotional merchandising continues to attract business of major consumer products companies.

                                     [GRAPHIC]

                                     [GRAPHIC]

                               2000 ANNUAL REPORT

                                    [CHART]

consumer products companies in the country thanks to its Concept-to-Consumer(TM) approach. We think this is a very good business and one we believe has great potential.

The Corrugated Packaging Division continues to grow and provide superior returns. Sales increased 25% and profits increased 26% as we were able to take advantage of our excellent markets in the southeastern United States and focus on high service requirement customers.

MORE TO DO

Fiscal 2000 was a transition year for Rock-Tenn Company. While we have accomplished a great deal, our markets have been tough and we did not achieve our financial goals. Still, the evidence we see of strong, sustainable results encourages us.

The examples of how Rock-Tenn is creating new opportunities and exceeding customer expectations speak for themselves. I hope you'll take the time to review them in more detail and, like me, share in the excitement of building a high-performing company.

Sincerely,

/s/ James A. Rubright

James A. Rubright
Chairman and Chief Executive Officer

                               ROCK-TENN COMPANY

                               ROCK-TENN COMPANY
                                FINANCIAL REVIEW

Five-Year Selected Financial and Operating Highlights                     22
Management's Discussion and Analysis of
Results of Operations and Financial Condition                             23
Consolidated Statements of Operations                                     34
Consolidated Balance Sheets                                               35
Consolidated Statements of Shareholders' Equity                           36
Consolidated Statements of Cash Flows                                     37
Notes to Consolidated Financial Statements                                38
Report of Independent Auditors                                            50
Management's Statement of Responsibility for Financial Information        51
Officers and Directors                                                    52
Shareholder Information                                                   53

                               2000 ANNUAL REPORT

FIVE-YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS


                                                                                              YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             2000          1999          1998        1997(c),(d)      1996
---------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 1,463,288     $1,313,371    $1,297,360    $1,113,883    $   879,571
Plant closing and other costs                        65,630          6,932         1,997        16,251          3,580
(Loss) income before income taxes                    (4,346)        70,253        74,613        37,756         82,469
Net (loss) income                                   (15,916)        39,698        42,020        16,101         51,125
---------------------------------------------------------------------------------------------------------------------
Diluted (loss) earnings per common share(a)           (0.46)          1.13          1.20           .47           1.50
Diluted earnings per common share
 before plant closing and other costs(a)               1.02           1.25          1.23           .90           1.57
Dividends paid per common share(a)                     0.30           0.30           .30           .30            .27
Book value per common share(a)                        11.57          12.36         11.49         10.80          10.54
---------------------------------------------------------------------------------------------------------------------
Total assets                                      1,158,963      1,161,470     1,111,481     1,113,686        581,688
Long-term debt, including current maturities        534,820        498,845       508,338       533,622        146,604
Shareholders' equity                                386,303        432,164       397,415       371,212        349,155
---------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities               102,444        112,416       125,688       106,377        123,530
Goodwill amortization(b)                              9,069          9,410         9,429         7,070          2,723
Capital expenditures                                 94,640         92,333        81,666        87,016         72,151
Cash paid for purchases of businesses                    --             --            --       301,287             --
---------------------------------------------------------------------------------------------------------------------

Notes:

(a)      Gives effect to a 10% stock dividend paid on November 15, 1996.

(b) Amount not deductible for income tax purposes was $6,550,000, $6,900,000, $6,928,000, $4,760,000 and $0 in fiscal 2000, 1999, 1998,
         1997 and 1996, respectively.

(c) Effective October 1, 1996, the Company changed its method of depreciation for assets placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to such assets acquired after that date. The effect of this change was to increase net income by $3,011,000 in fiscal 1997.

(d) Reflects (i) the results of operations of Waldorf Corporation, Rite Paper Products Inc. and The Davey Company beginning from the respective dates of acquisition and (ii) the results of operations of RTS Packaging, LLC from the date of formation.

                               ROCK-TENN COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Segment and Market Information

         We report our results in three industry segments: (1) packaging products, (2) paperboard and (3) specialty corrugated packaging and display. These segments reflect the results of an evaluation of our businesses undertaken at the end of fiscal year 2000. As a result, all previously reported segment information has been restated to reflect the new composition of each segment. During fiscal 2000, no customer accounted for more than 5% of our consolidated net sales.

         The packaging products segment consists of facilities that produce folding cartons, solid fiber partitions and thermoformed plastic products. We compete with a significant number of national, regional and local packaging suppliers. During fiscal 2000, we sold packaging products to approximately 3,200 customers. We sell packaging products to several large national customers, however, the majority of our packaging products sales are to smaller national and regional customers. The packaging business is highly competitive. As a result, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

         The paperboard segment consists of facilities that collect recovered paper and that manufacture 100% recycled clay-coated and specialty paperboard, which we refer to as boxboard; corrugating medium, which we refer to as medium; and laminated paperboard products. In our clay-coated and specialty paperboard divisions, we compete with integrated and non-integrated national, regional and local companies manufacturing various grades of paperboard. In our laminated paperboard products division, we compete with a small number of national, regional and local companies offering highly specialized products. We also compete with foreign companies in the book cover market. Our recycled fiber division competes with national, regional and local companies. During fiscal 2000, we sold boxboard, corrugating medium, laminated paperboard products and recovered paper to approximately 1,800 customers. A significant percentage of our sales of boxboard is made to our packaging products and specialty corrugated packaging and display segments and to our laminated paperboard products division. Our paperboard segment's sales volumes may therefore be directly impacted by changes in demand for our packaging and laminated paperboard products.

         The specialty corrugated packaging and display segment consists of facilities that produce corrugated containers and displays. We compete with a number of national, regional and local suppliers of those goods in this segment. During fiscal 2000, we sold corrugated containers and display products to approximately 1,100 customers. Due to the highly competitive nature of the specialty packaging and display business, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

         Income and expenses that are not reflected in the information used by management to make operating decisions and assess performance are reported as non-allocated expenses. These include adjustments to record inventory on the last-in, first-out, or "LIFO," method, elimination of intersegment profit and certain corporate expenses.

                                               YEAR ENDED SEPTEMBER 30,
(IN MILLIONS)                       2000         1999           1998
----------------------------------------------------------------------
Net sales (aggregate):
  Packaging Products             $   797.4     $   749.9     $   774.4
  Paperboard                         588.5         529.0         555.4
  Specialty Corrugated
   Packaging and Display             238.8         180.9         138.0
----------------------------------------------------------------------
Total                            $ 1,624.7     $ 1,459.8     $ 1,467.8
----------------------------------------------------------------------
Net sales (intersegment):
  Packaging Products             $     5.3     $     3.5     $     1.2
  Paperboard                         150.8         138.6         164.4
  Specialty Corrugated
   Packaging and Display               5.3           4.3           4.8
----------------------------------------------------------------------
Total                            $   161.4     $   146.4     $   170.4
======================================================================
Net sales (unaffiliated
customers):
  Packaging Products             $   792.1     $   746.4     $   773.2
  Paperboard                         437.7         390.4         391.0
  Specialty Corrugated
   Packaging and Display             233.5         176.6         133.2
----------------------------------------------------------------------
Total                            $ 1,463.3     $ 1,313.4     $ 1,297.4
======================================================================
Segment income:
  Packaging Products             $    34.8     $    40.5     $    32.5
  Paperboard                          47.6          55.6          72.4
  Specialty Corrugated
   Packaging and Display              28.4          23.8          15.6
----------------------------------------------------------------------
                                     110.8         119.9         120.5
Plant closing and other costs        (65.6)         (6.9)         (2.0)
Non-allocated expenses                (9.4)         (5.9)         (4.6)
----------------------------------------------------------------------
Income from operations                35.8         107.1         113.9
Interest expense                     (35.5)        (31.2)        (35.0)
Interest and other income              0.4           0.4           1.0
Minority interest in income
 of consolidated subsidiary           (5.0)         (6.0)         (5.3)
----------------------------------------------------------------------
(Loss) income before
 income taxes                    $    (4.3)    $    70.3     $    74.6

                               2000 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

We provide quarterly information in the following tables to assist in evaluating trends in our results of operations. For additional discussion of quarterly information, see our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

Net Sales (Unaffiliated Customers)

Net sales for fiscal 2000 increased 11.4% to $1,463.3 million from $1,313.4 million for fiscal 1999. Net sales increased primarily as a result of increased volumes and price increases in promotional displays, specialty corrugated packaging and plastic packaging.

         Net sales for fiscal 1999 increased 1.2% to $1,313.4 million from $1,297.4 million for fiscal 1998. Net sales increased primarily as a result of increased volumes of promotional displays and price increases implemented during the fourth quarter of fiscal 1999.

Net Sales (Aggregate) - Packaging Products Segment

                  FIRST      SECOND       THIRD      FOURTH      FISCAL
(IN MILLIONS)    QUARTER     QUARTER     QUARTER     QUARTER      YEAR
------------------------------------------------------------------------
1998             $ 194.0    $ 194.6      $ 192.6     $ 193.2     $ 774.4
1999               185.7      180.7        186.9       196.6       749.9
2000               192.9      195.1        202.8       206.6       797.4
------------------------------------------------------------------------

         Net sales of the packaging products segment before intersegment eliminations for fiscal 2000 increased 6.3% to $797.4 million from $749.9 million for fiscal 1999.

         Net sales of the packaging products segment before intersegment eliminations for fiscal 1999 decreased 3.2% to $749.9 million from $774.4 million for fiscal 1998.

Net Sales (Aggregate) by Division - Packaging Products Segment

                             FOLDING        RTS          PLASTIC
(IN MILLIONS)                CARTON      PACKAGING     PACKAGING
----------------------------------------------------------------
1998                        $ 588.6       $ 140.1       $ 45.7
1999                          565.3         136.0         48.6
2000                          597.4         136.4         63.6

         The increase in net sales of the packaging products segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was primarily the result of increased volumes in our plastic packaging division and increased prices and volumes in our folding carton group.

         The decrease in net sales of the packaging products segment before intersegment eliminations for fiscal 1999 as compared to fiscal 1998 primarily resulted from volume decreases in folding cartons. In order to better utilize capacity, we aggressively pursued additional long-term folding carton volume during fiscal 1999, which resulted in lower average selling prices for the folding carton division. The volume decreases were partially attributable to lower sales to two national customers.

Net Sales (Aggregate) - Paperboard Segment

                  FIRST      SECOND       THIRD      FOURTH      FISCAL
(IN MILLIONS)    QUARTER     QUARTER     QUARTER     QUARTER      YEAR
------------------------------------------------------------------------
1998             $ 142.2     $ 144.9     $ 135.2     $ 133.1     $ 555.4
1999               122.5       127.0       134.5       145.0       529.0
2000               144.3       154.7       148.9       140.6       588.5
------------------------------------------------------------------------

         Net sales of the paperboard segment before intersegment eliminations for fiscal 2000 increased 11.2% to $588.5 million from $529.0 million for fiscal 1999.

         Net sales of the paperboard segment before intersegment eliminations for fiscal 1999 decreased 4.8% to $529.0 million from $555.4 million for fiscal 1998.

Net Sales (Aggregate) by Division - Paperboard Segment

                                                           LAMINATED
                     COATED      SPECIALTY     RECYCLED    PAPERBOARD
(IN MILLIONS)      PAPERBOARD    PAPERBOARD     FIBER       PRODUCTS
---------------------------------------------------------------------
1998                $ 289.0       $  76.6       $ 26.6      $ 163.2
1999                  268.5          85.6         28.0        146.9
2000                  304.0         100.3         48.4        135.8
---------------------------------------------------------------------

         The increase in net sales of the paperboard segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was the result of increased volumes and prices in the recycled fiber and coated and specialty paperboard divisions. See Operating Income -- Paperboard Segment.

         The decrease in net sales of the paperboard segment before intersegment eliminations for fiscal 1999 as compared to fiscal 1998 was the result of price decreases reflecting weakness in the markets for boxboard. In order to better utilize our capacity, we aggressively pursued additional long-term paperboard volume during fiscal 1999, which resulted in lower average selling prices for the paperboard segment. See Operating Income -- Paperboard Segment.

                               ROCK-TENN COMPANY
                                            management's discussion and analysis

Net Sales (Aggregate) - Specialty Corrugated
Packaging and Display Segment

                 FIRST      SECOND       THIRD      FOURTH    FISCAL
(IN MILLIONS)   QUARTER     QUARTER     QUARTER     QUARTER    YEAR
---------------------------------------------------------------------
1998            $ 29.4      $ 32.9      $ 34.4      $ 41.3    $ 138.0
1999              37.8        41.4        45.0        56.7      180.9
2000              52.3        59.2        59.1        68.2      238.8
---------------------------------------------------------------------

         Net sales within this segment before intersegment eliminations for fiscal 2000 increased 32.0% to $238.8 million from $180.9 million for fiscal 1999.

         Net sales within this segment before intersegment eliminations for fiscal 1999 increased 31.1% to $180.9 million from $138.0 million for fiscal 1998.

Net Sales (Aggregate) by Division - Specialty Corrugated
Packaging and Display Segment

                        CORRUGATED
(IN MILLIONS)           PACKAGING       ALLIANCE
------------------------------------------------
1998                      65.9            72.1
1999                      68.9           112.0
2000                      86.1           152.7

         The increase in net sales of the specialty corrugated packaging and display segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was the result of increased volumes and increases in pricing of promotional displays and specialty corrugated packaging.

         The increase in net sales of the specialty corrugated packaging and display segment before intersegment eliminations for fiscal 1999 as compared to fiscal 1998 was the result of increased volumes of promotional displays.

Cost of Goods Sold

Cost of goods sold for fiscal 2000 increased 15.3% to $1,174.8 million from $1,019.2 million for fiscal 1999. Cost of goods sold as a percentage of net sales for fiscal 2000 increased to 80.3% from 77.6% for fiscal 1999. The increase in cost of goods sold as a percentage of net sales resulted from higher average recovered paper costs and higher operating costs at several plants, some of which were related to the start-up of certain new equipment and higher energy and freight costs.

         Cost of goods sold for fiscal 1999 increased 1.1% to $1,019.2 million from $1,008.6 million for fiscal 1998. Cost of goods sold as a percentage of net sales for fiscal 1999 decreased to 77.6% from 77.7% for fiscal 1998. The decrease in cost of goods sold as a percentage of net sales resulted from lower average recovered paper costs, energy and workers' compensation expenses and increased manufacturing efficiencies, which were offset somewhat by increases in health insurance costs.

         Substantially all of our U.S. inventories are valued at the lower of cost or market with cost determined on the LIFO inventory valuation method, which we believe generally results in a better matching of current costs and revenues than under the first-in, first-out, or "FIFO," inventory valuation method. In periods of increasing costs, the LIFO method generally results in higher cost of goods sold than under the FIFO method. In periods of decreasing costs, the results are generally the opposite.

         The following table illustrates the comparative effect of LIFO and FIFO accounting on our results of operations. These supplemental FIFO earnings reflect the after-tax effect of eliminating the LIFO adjustment each year.

                                   2000                      1999                        1998
                                                     -----------------------     ---------------------
(IN MILLIONS)               LIFO         FIFO           LIFO          FIFO         LIFO        FIFO
------------------------------------------------------------------------------------------------------
Cost of goods sold       $1,174.8      $1,169.5      $ 1,019.2     $ 1,019.0     $1,008.6     $1,007.4
Net (loss) income           (15.9)        (12.6)          39.7          39.8         42.0         42.7

                               2000 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross Profit

(% OF           FIRST      SECOND       THIRD     FOURTH      FISCAL
NET SALES)     QUARTER     QUARTER     QUARTER    QUARTER      YEAR
--------------------------------------------------------------------
1998            21.2%       21.4%       23.5%      23.0%      22.3%
1999            23.0        22.1        22.3       22.3       22.4
2000            20.8        19.9        18.8       19.4       19.7
--------------------------------------------------------------------

Gross profit for fiscal 2000 decreased 1.9% to $288.5 million from $294.2 million for fiscal 1999. Gross profit as a percentage of net sales decreased to 19.7% for fiscal 2000 from 22.4% for fiscal 1999. See Cost of Goods Sold.

         Gross profit for fiscal 1999 increased 1.9% to $294.2 million from $288.8 million for fiscal 1998. Gross profit as a percentage of net sales increased to 22.4% for fiscal 1999 from 22.3% for fiscal 1998. See Cost of Goods Sold.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses for fiscal 2000 increased 4.2% to $178.0 million from $170.8 million for fiscal 1999. Selling, general and administrative expenses as a percentage of net sales for fiscal 2000 decreased to 12.2% from 13.0% for fiscal 1999. The decrease in selling, general and administrative expenses as a percentage of net sales for fiscal 2000 resulted primarily from decreased compensation expenses in relation to net sales.

         Selling, general and administrative expenses for fiscal 1999 increased 4.5% to $170.8 million from $163.4 million for fiscal 1998. Selling, general and administrative expenses as a percentage of net sales for fiscal 1999 increased to 13.0% from 12.6% for fiscal 1998. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 1999 resulted primarily from increased compensation expenses.

Plant Closings and Other Costs

During fiscal 2000, we incurred plant closing and other costs related to announced facility closings. We generally accrue the cost of employee terminations at the time of notification to the employees. Certain other costs, such as moving and relocation costs, are expensed as incurred. These plant closing costs include the closing of a laminated paperboard products plant in Lynchburg, Virginia and folding carton plants in Chicago, Illinois, Norcross, Georgia and Madison, Wisconsin. The closures resulted in the termination of approximately 550 employees. In connection with these and certain other plant closings, we incurred charges of $61.1 million during fiscal 2000, which consisted mainly of asset impairment, severance, equipment relocation, lease write-downs and other related expenses, including business interruption and other inefficiencies. Of the $61.1 million, $46.0 million was asset impairment charges related to the determination that material diminution in the value of assets had occurred at our two folding carton plants that use web offset technology and at the other closed facilities. This includes $25.4 million of goodwill which is not deductible for tax purposes. As a result of the asset impairment and goodwill charges, depreciation and amortization expense in fiscal year 2001 will be lower by $3.9 million and $0.6 million, respectively. Payments of $12.6 million were made in fiscal 2000, leaving a remaining liability of $2.5 million at September 30, 2000. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $50.2 million would have been charged to the packaging products segment, $9.3 million would have been charged to the paperboard segment and $1.6 million would have been non-allocated. We have consolidated the operations of these closed plants into other existing facilities.

    During fiscal 2000, we decided to remove certain equipment from service primarily in our laminated paperboard products division. As a result of this decision, we incurred asset impairment charges of $4.6 million related to this equipment.

                               ROCK-TENN COMPANY
                                            management's discussion and analysis

         During fiscal 1999, we closed a folding carton plant in Taylorsville, North Carolina, a laminated paperboard products operation in Otsego, Michigan and an uncoated papermill serving our coverboard converting operations in Jersey City, New Jersey. The closures resulted in the termination of approximately 280 employees. In connection with these closings, we incurred charges of $6.3 million during fiscal 1999, which consisted mainly of severance, equipment relocation, expected losses on the disposition of the facility and related expenses. We made payments of $0.3 million and $4.1 million in fiscal 2000 and 1999, respectively, incurred losses of $0.2 million and $0.8 million in connection with the disposal of inventory and other assets during fiscal 2000 and 1999, respectively, made an adjustment of $0.1 million to reduce the liability during fiscal 2000 and reduced the carrying value of the Jersey City facility by $1.0 million during fiscal 1999, leaving a nominal remaining liability at September 30, 2000. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $3.9 million would have been charged to the paperboard segment in fiscal 1999 and $2.4 million of expense would have been charged to the packaging products segment in fiscal 1999. We have consolidated the operations of these closed plants into other existing facilities.

         During fiscal 1998, we began implementing certain cost reduction initiatives designed to reduce overhead and production costs and improve operating efficiency. In connection with these cost reduction initiatives, we terminated approximately 40 employees and recorded $0.6 million and $2.0 million of costs related to these terminations during fiscal 1999 and 1998, respectively. We made payments of approximately $0.5 million, $1.2 million and a nominal amount during fiscal 2000, 1999 and 1998, respectively, related to these terminations and made an adjustment to reduce the liability by $0.3 million during fiscal 2000. The remaining liability at September 30, 2000 is approximately $0.5 million, which is expected to be paid during fiscal 2001.

Segment Operating Income

Operating Income - Packaging Products Segment

(IN MILLIONS,                    NET SALES      OPERATING      RETURN
EXCEPT PERCENTAGES)             (AGGREGATE)      INCOME       ON SALES
----------------------------------------------------------------------
First Quarter                     $ 194.0        $  6.6         3.4%
Second Quarter                      194.6           6.5         3.3
Third Quarter                       192.6           8.4         4.4
Fourth Quarter                      193.2          11.0         5.7
----------------------------------------------------------------------
Fiscal 1998                       $ 774.4        $ 32.5         4.2%
======================================================================
First Quarter                     $ 185.7        $ 10.8         5.8%
Second Quarter                      180.7           9.0         5.0
Third Quarter                       186.9           9.4         5.0
Fourth Quarter                      196.6          11.3         5.7
----------------------------------------------------------------------
Fiscal 1999                       $ 749.9        $ 40.5         5.4%
======================================================================
First Quarter                     $ 192.9        $  6.3         3.3%
Second Quarter                      195.1           7.7         3.9
Third Quarter                       202.8          10.7         5.3
Fourth Quarter                      206.6          10.1         4.9
----------------------------------------------------------------------
Fiscal 2000                       $ 797.4        $ 34.8         4.4%
======================================================================

Operating income attributable to the packaging products segment for fiscal 2000 decreased 14.1% to $34.8 million from $40.5 million for fiscal 1999. Operating margin for fiscal 2000 was 4.4% compared to 5.4% for fiscal 1999. The decrease in operating margin resulted from higher raw material costs, significant losses in our web offset folding carton operations and operational inefficiencies attributable in part to the start-up of new equipment.

         Operating income attributable to the packaging products segment for fiscal 1999 increased 24.6% to $40.5 million from $32.5 million for fiscal 1998. Operating margin for fiscal 1999 was 5.4% compared to 4.2% for fiscal 1998. The increase in operating margin was the result of increased manufacturing efficiencies from improved operating rates and higher sales in the second half of fiscal 1999. This increase was offset somewhat by lower average selling prices for certain business in the folding carton division.

                               2000 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Income - Paperboard Segment

                                                                                                                  WEIGHTED
                                                            BOXBOARD      AVERAGE       MEDIUM       AVERAGE      AVERAGE
                     NET SALES     OPERATING                  TONS        BOXBOARD       TONS        MEDIUM      RECOVERED
                    (AGGREGATE)     INCOME       RETURN     SHIPPED        PRICE       SHIPPED        PRICE     PAPER COST
                   (IN MILLIONS) (IN MILLIONS)  ON SALES (IN THOUSANDS)  (PER TON)  (IN THOUSANDS)  (PER TON)    (PER TON)
--------------------------------------------------------------------------------------------------------------------------
First Quarter        $  142.2      $  17.0        12.0%       252.6       $  420         45.0        $  330       $   70
Second Quarter          144.9         19.9        13.7        246.8          420         45.6           347           68
Third Quarter           135.2         19.7        14.6        235.1          417         40.8           338           59
Fourth Quarter          133.1         15.8        11.9        231.0          414         43.9           318           58
--------------------------------------------------------------------------------------------------------------------------
Fiscal 1998          $  555.4      $  72.4        13.0%       965.5       $  418        175.3        $  332       $   64
==========================================================================================================================
First Quarter        $  122.5      $  13.0        10.6%       230.7       $  403         45.2        $  288       $   53
Second Quarter          127.0         11.5         9.1        229.0          399         43.5           328           52
Third Quarter           134.5         16.2        12.0        249.4          398         45.3           340           58
Fourth Quarter          145.0         14.9        10.3        249.8          406         44.7           380           76
--------------------------------------------------------------------------------------------------------------------------
Fiscal 1999          $  529.0      $  55.6        10.5%       958.9       $  401        178.7        $  336       $   60
==========================================================================================================================
First Quarter        $  144.3      $  15.5        10.7%       250.4       $  420         42.4        $  386       $   83
Second Quarter          154.7         14.7         9.5        257.1          426         44.7           403           91
Third Quarter           148.9          8.4         5.6        242.0          445         40.9           419          108
Fourth Quarter          140.6          9.0         6.4        228.7          449         42.2           407           88
--------------------------------------------------------------------------------------------------------------------------
Fiscal 2000          $  588.5      $  47.6         8.1%       978.2       $  435        170.2        $  403       $   92
==========================================================================================================================

         Operating income attributable to the paperboard segment for fiscal 2000 decreased 14.4% to $47.6 million from $55.6 million for fiscal 1999. Operating margin for fiscal 2000 decreased to 8.1% from 10.5% in fiscal 1999. The decrease in operating margin was primarily the result of raw material, energy and freight cost increases that were not fully passed on to customers, costs associated with the start-up of new equipment and operational inefficiencies at certain papermills.

         Operating income attributable to the paperboard segment for fiscal 1999 decreased 23.2% to $55.6 million from $72.4 million for fiscal 1998. Operating margin for fiscal 1999 decreased to 10.5% from 13.0% in fiscal 1998. The decrease in operating margin primarily resulted from lower average selling prices and volumes of boxboard, which were partially offset by lower average recovered paper costs. Beginning in the latter part of fiscal 1999, recovered paper costs increased and we began implementing price increases to recover these costs.

Operating Income - Specialty Corrugated Packaging and Display Segment

(IN MILLIONS,                 NET SALES      OPERATING       RETURN
EXCEPT PERCENTAGES)          (AGGREGATE)      INCOME        ON SALES
--------------------------------------------------------------------
First Quarter                 $  29.4        $   2.8           9.5%
Second Quarter                   32.9            3.3          10.0
Third Quarter                    34.4            3.4           9.9
Fourth Quarter                   41.3            6.1          14.8
--------------------------------------------------------------------
Fiscal 1998                   $ 138.0        $  15.6          11.3%
====================================================================

First Quarter                 $  37.8        $   3.9          10.3%
Second Quarter                   41.4            5.7          13.8
Third Quarter                    45.0            5.1          11.3
Fourth Quarter                   56.7            9.1          16.0
--------------------------------------------------------------------
Fiscal 1999                   $ 180.9        $  23.8          13.2%
====================================================================

First Quarter                 $  52.3        $   6.2          11.9%
Second Quarter                   59.2            7.8          13.2
Third Quarter                    59.1            7.2          12.2
Fourth Quarter                   68.2            7.2          10.6
--------------------------------------------------------------------
Fiscal 2000                   $ 238.8        $  28.4          11.9%
====================================================================

                               ROCK-TENN COMPANY
                                            management's discussion and analysis


         Operating income attributable to this segment for fiscal 2000 increased 19.3% to $28.4 million from $23.8 million for fiscal 1999. Operating margin for fiscal 2000 decreased to 11.9% from 13.2% in fiscal 1999. The decrease in operating margin was primarily the result of higher raw material costs.

         Operating income attributable to this segment for fiscal 1999 increased 52.6% to $23.8 million from $15.6 million for fiscal 1998. Operating margin for fiscal 1999 increased to 13.2% from 11.3% in fiscal 1998. The increase in operating margin was primarily the result of lower raw material costs.

Interest Expense

Interest expense for fiscal 2000 increased to $35.5 million from $31.2 million for fiscal 1999 and decreased to $31.2 million for fiscal 1999 from $35.0 million for fiscal 1998. The increase for fiscal 2000 primarily resulted from an increase in the average outstanding borrowings and higher interest rates. The decrease in fiscal 1999 primarily resulted from a decrease in average outstanding borrowings and lower interest rates.

Provision for Income Taxes

Provision for income taxes for fiscal 2000 decreased to $11.6 million from $30.6 million for fiscal 1999. Provision for income taxes for fiscal 1999 decreased to $30.6 million from $32.6 million for fiscal 1998. Excluding the effect of the $25.4 million non-cash write-off during fiscal 2000 of the goodwill associated with the impairment of assets at two facilities acquired in the Waldorf acquisition, which is non-deductible for tax purposes, the Company's effective tax rate increased to 54.9% for fiscal 2000 compared to 43.5% for fiscal 1999 and decreased to 43.5% for fiscal 1999 compared to 43.7% for fiscal 1998. The increase in the effective tax rate in fiscal 2000 was primarily due to higher non-tax deductible goodwill amortization as a percentage of pre-tax net income. The decrease in the effective tax rate in fiscal 1999 primarily resulted from a decrease in our effective state tax rate.

Net (Loss) Income and Diluted (Loss) Earnings Per Common Share

Net loss for fiscal 2000 was $15.9 million compared to net income of $39.7 million for fiscal 1999. Net loss as a percentage of net sales was 1.1% for fiscal 2000 compared to net income as a percentage of net sales of 3.0% for fiscal 1999. Diluted loss per share for fiscal 2000 was $0.46 compared to diluted earnings per share of $1.13 for fiscal 1999.

         Net income for fiscal 1999 decreased 5.5% to $39.7 million from $42.0 million for fiscal 1998. Net income as a percentage of net sales decreased to 3.0% for fiscal 1999 from 3.2% for fiscal 1998. Diluted earnings per share for fiscal 1999 decreased to $1.13 from $1.20 for fiscal 1998.

Market Risk-Sensitive Instruments and Positions

We are exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. To mitigate these risks, we enter into various hedging transactions. The sensitivity analyses presented below do not consider the effect of possible adverse changes in the economy generally, nor do they consider additional actions management may take to mitigate its exposure to such changes.

Derivative Instruments

We enter into a variety of derivative transactions. Generally, we designate at inception that derivatives hedge risks associated with specific assets, liabilities or future commitments and monitor each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in its value and changes in value of the underlying hedged item. We include in operations amounts received or paid when the underlying transaction settles. We do not enter into or hold derivatives for trading or speculative purposes.

         We use interest rate cap agreements and interest rate swap agreements to manage synthetically the interest rate characteristics of a portion of our outstanding debt and to limit our exposure to rising interest rates. Amounts to be received or paid as a result of interest rate cap agreements and interest rate swap agreements are accrued and recognized as an adjustment to interest expense related to the designated debt. The cost of purchasing interest rate caps is amortized to interest expense ratably during the life of the agreement. Gains or losses on terminations of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of terminated swap agreements. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of the extinguishment.

         We use forward contracts to limit our exposure to fluctuations in Canadian foreign currency rates with respect to our receivables denominated in Canadian dollars. The forward contracts are settled monthly and resulting gains or losses are recognized at the time of settlement.

         We use commodity swap agreements to limit our exposure to falling selling prices and rising raw material costs for a portion of our recycled corrugating medium and recycled fiber businesses. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

Interest Rate

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt with both fixed and floating interest rates. We use interest rate agreements to effectively cap the LIBOR rate on

                               2000 ANNUAL REPORT

Management's Discussion and Analysis


portions of the amount outstanding under our revolving credit facility. If market interest rates averaged 1.0% more than actual rates in 2000, our interest expense after considering the effects of interest rate swap and cap agreements would have increased, and income before taxes would have decreased, by approximately $4.7 million. Comparatively, if market interest rates averaged 1.0% more than actual rates in fiscal 1999, our interest expense, after considering the effects of interest rate swap and cap agreements, would have increased, and income before taxes would have decreased by approximately $3.0 million. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap and cap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. As of September 30, 2000, we had one cap agreement, expiring October 7, 2000, and no swap agreements in place.

Foreign Currency

We are exposed to changes in foreign currency rates with respect to our foreign currency-denominated operating revenues and expenses. We use forward contracts to limit exposure to fluctuations in Canadian foreign currency rates, our largest exposure to foreign currency rates. For fiscal 2000, a uniform 10.0% strengthening in the value of the dollar relative to the currency in which our sales are denominated would have resulted in an increase in gross profit of $0.6 million for fiscal 2000. Comparatively, for fiscal 1999, a uniform 10.0% strengthening in the value of the dollar relative to the currency in which our sales are denominated would have resulted in an increase in gross profit of $0.4 million for fiscal 1999. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

         In addition to the direct effect of changes in exchange rates on the dollar value of the resulting sales, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Commodities

We sell recycled medium to various customers. The principal raw material used in the production of medium is old corrugated containers, or "OCC. Medium prices and OCC costs fluctuate widely due to changing market forces. As a result, we use swap agreements to limit our exposure to falling selling prices and rising raw material costs of a portion of our recycled medium and recycled fiber businesses. We estimate market risk as a hypothetical 10.0% decrease in selling prices or a 10% increase in raw material costs. Based on 2000 medium sales prices, such a decrease would have resulted in lower sales of $2.9 million during fiscal 2000 including the effect of our swaps on medium prices. Based on 2000 OCC costs, such an increase would have resulted in higher costs of purchases of $0.9 million during fiscal 2000.

         In 1999, we estimated market risk as a hypothetical 10% increase in selling prices or a 10% decrease in raw material costs. Based on 1999 medium sales prices, such an increase would have resulted in lower sales of $1.7 million during fiscal 1999 because of our swaps on medium prices. Based on 1999 OCC costs, such a decrease would have resulted in higher costs of purchases of $0.7 million during fiscal 1999 because of our swaps on OCC costs.

         We purchase and sell a variety of commodities that are not subject to derivative commodity instruments, including OCC, paperboard and recovered paper. Fluctuations in market prices of these commodities could have a material effect on our results of operations. Such fluctuations are not reflected in the results above.

Liquidity and Capital Resources

Working Capital and Capital Expenditures

We have funded our working capital requirements and capital expenditures from net cash provided by operating activities, borrowings under term notes and bank credit facilities and proceeds received in connection with the issuance of industrial revenue bonds and debt and equity securities. During fiscal 2000, we replaced our revolving credit agreement with a new five-year agreement that terminates in fiscal 2005, under which we have aggregate borrowing availability of $450.0 million. At September 30, 2000, we had $393.0 million outstanding under our revolving credit facility. Cash and cash equivalents, $5.4 million at September 30, 2000, increased from $4.5 million at September 30, 1999.

                               ROCK-TENN COMPANY
                                            management's discussion and analysis


         Net cash provided by operating activities for fiscal 2000 was $102.4 million compared to $112.4 million for fiscal 1999. This decrease was primarily the result of decreased earnings before depreciation and amortization and a larger change in operating assets and liabilities during fiscal 2000 than fiscal 1999. Net cash used for financing activities aggregated $0.1 million for fiscal 2000 and consisted primarily of purchases of common stock and quarterly dividend payments, offset by additional borrowings under our revolving credit facility. Net cash used for financing activities aggregated $22.8 million for fiscal 1999 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash used for investing activities was $101.3 million for fiscal 2000 compared to $91.2 million for fiscal 1999 and consisted primarily of capital expenditures in both years.

         Net cash provided by operating activities for fiscal 1999 was $112.4 million compared to $125.7 million for fiscal 1998. This decrease primarily resulted from a larger change in operating assets and liabilities during fiscal 1999 than fiscal 1998. Net cash used for financing activities aggregated $22.8 million for fiscal 1999 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash used for financing activities aggregated $44.7 million for fiscal 1998 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash used for investing activities was $91.2 million for fiscal 1999 compared to $78.4 million for fiscal 1998 and consisted primarily of capital expenditures in both years.

         Our capital expenditures aggregated $94.6 million for fiscal 2000. We expanded our operations through an ongoing capital improvements program and management's efforts to optimize the productive output of our manufacturing facilities. In addition, we also redeployed capital by closing certain manufacturing facilities and, in some cases, moving manufacturing equipment to other locations. Our capital improvements program during fiscal 2000 included investments in the following: a new gypsum facing paper machine in Lynchburg, Virginia; rebuilding of a large uncoated machine by adding a new wet end to the mill in Otsego, Michigan; adding extrusion and thermoforming capacity to our Plastics division; and building additional capacity and opening a new contract packing facility in our Alliance division.

         We currently estimate that our capital expenditures will aggregate approximately $90.0 million in fiscal 2001, including our investment in our Seven Hills joint venture. We intend to use these expenditures for the purchase and upgrading of machinery and equipment and for building expansions and improvements. We anticipate that we will be able to fund our capital expenditures, interest payments, stock repurchases, dividends and working capital needs for the foreseeable future from cash generated from operations, borrowings under our revolving credit facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.

Joint Venture

On February 18, 2000, we formed a joint venture with Lafarge Corporation to produce gypsum paperboard liner for Lafarge's U.S. drywall manufacturing plants. The joint venture, Seven Hills Paperboard, LLC, owns and will operate a paperboard machine located at our Lynchburg, Virginia manufacturing site. We have contributed a portion of our existing Lynchburg assets to the venture, which will manufacture gypsum paperboard liner using Lafarge's state-of-the-art proprietary processes. As of September 30, 2000, we have contributed cash of $7.1 million for purposes of rebuilding the paperboard machine, and we anticipate contributing an additional $6.8 million to the venture over the next several quarters. Lafarge owns 51% and we own 49% of the joint venture.

Stock Repurchase Program

During fiscal 2000, the Board of Directors amended our stock repurchase plan to allow for the repurchase from time to time prior to July 31, 2003 of up to 2.0 million shares of Class A common stock in open market transactions on the New York Stock Exchange or in private transactions. In addition, the Board authorized the repurchase from time to time of shares of Class B common stock in private transactions, including repurchases pursuant to certain first-offer rights contained in our Restated and Amended Articles of Incorporation, provided that the aggregate number of shares of Class A and Class B common stock purchased after approval of this amended plan may not exceed 2.0 million shares. During fiscal 2000, we repurchased 1.6 million shares of Class A common stock and no Class B common stock under our amended plan. Under previously authorized plans, we repurchased 0.5 million, zero and 0.3 million shares of Class A common stock during fiscal 2000, 1999 and 1998, respectively.

                               2000 ANNUAL REPORT

Management's Discussion and Analysis


Year 2000

During 1999, we completed all readiness work towards the Year 2000 issue. We have not experienced any material problems resulting from Year 2000 issues, either with our internal computer systems or the products or services supplied by third parties.

Expenditures for Environmental Compliance

We are subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances. These laws and regulations include, among others, the Comprehensive Environmental Response, Compensation and Liability Act, which we refer to as CERCLA, the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act (including amendments relating to underground tanks) and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency. In addition, some states in which we operate have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

         We do not believe that future compliance with these environmental laws and regulations will have a material adverse effect on our results of operations, financial condition or cash flows. However, environmental laws and regulations are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices under the 1990 amendments to the Clean Air Act will have on our operations or capital expenditure requirements. However, we believe that any such impact or capital expenditures will not have a material adverse effect on our results of operations, financial condition or cash flows.

         We estimate that we will spend $1.0 to $2.0 million for capital expenditures during fiscal year 2001 in connection with matters relating to environmental compliance.

         In addition, we may choose to modify or replace the coal-fired boilers at two of our facilities in order to operate cost effectively while complying with emissions regulations under the Clean Air Act. We estimate these improvements will cost approximately $9.0 million.

         We have been identified as a potentially responsible party, which we refer to as a PRP, at eight active "superfund" sites pursuant to CERCLA or comparable state statutes. No remediation costs or allocations have been determined with respect to such sites other than costs that were not material to us. Based upon currently available information and the opinions of our environmental compliance managers and general counsel, although there can be no assurance, we believe that any liability we may have at any site will not have a material adverse effect on our results of operations, financial condition or cash flows.

         On February 9, 1999, we received a letter from the Michigan Department of Environmental Quality, which we refer to as MDEQ, in which the MDEQ alleges that we are in violation of the Michigan Natural Resources and Environmental Protection Act, as well as the facility's wastewater discharge permit at one of our Michigan facilities. The letter alleges that we exceeded several numerical limitations for chemical parameters outlined in the wastewater permit and violated other wastewater discharge criteria. The MDEQ further alleges that we are liable for contamination contained on the facility property as well as for contributing contamination to the Kalamazoo River site. The letter requests that we commit, in the form of a binding agreement, to undertake the necessary and appropriate response activities and response actions to address contamination in both areas. We have agreed to enter into an administrative consent order pursuant to which improvements will be made to the facility's wastewater treatment system and we will pay a $75,000 one for the alleged violations. We have also agreed to pay an additional $30,000 for past and future oversight costs incurred by the State of Michigan. Once the final order has been executed, we expect to pay this additional amount in three equal payments over the next three years. The cost of making upgrades to the process waste system and wastewater treatment systems is estimated to be approximately $1,000,000. Nothing contained in the order will constitute an admission of liability or any factual finding, allegation or legal conclusion on our part. The order is expected to be completed during the first quarter of fiscal 2001.

                               ROCK-TENN COMPANY
                                            management's discussion and analysis


New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for currently in earnings or comprehensive income depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. SFAS 133 is required to be adopted in the first quarter of fiscal 2001. The adoption of SFAS 133 will result in an insignficant charge, net of tax, from a cumulative effect of a change in accounting principle, and a $7.8 million decrease in shareholders' equity in our financial statements for the quarter ending December 31, 2000.

         In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition." This bulletin provides guidance on the recognition, presentation and disclosure of revenue in financial statements. This bulletin will be effective in fiscal 2001. We do not anticipate that SAB 101 will have a material impact on our consolidated financial statements.

Forward-Looking Statements

Statements herein regarding, among other things, estimated capital expenditures for fiscal 2001 and expected expenditures for environmental compliance, constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such statements are subject to certain risks and uncertainties that could cause actual amounts to differ materially from those projected. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the amount and timing of expected capital expenditures, the estimated cost of compliance with environmental laws, the expected resolution of various pending environmental matters and competitive conditions in our businesses and general economic conditions. These forward-looking statements are subject to certain risks including, among others, that the amount of capital expenditures has been underestimated and that the impact on our results of those capital expenditures has been overestimated; the cost of compliance with environmental laws has been underestimated; and expected outcomes of various pending environmental matters are inaccurate. In addition, our performance in future periods is subject to other risks including, among others, decreases in demand for our products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions. We believe these estimates are reasonable; however, undue reliance should not be placed on such estimates, which are based on current expectations.

                               2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                            2000               1999            1998
------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 1,463,288        $ 1,313,371     $ 1,297,360
Cost of goods sold                                              1,174,837          1,019,214       1,008,594
------------------------------------------------------------------------------------------------------------
Gross profit                                                      288,451            294,157         288,766
Selling, general and administrative expenses                      177,961            170,779         163,404
Amortization of goodwill                                            9,069              9,410           9,429
Plant closing and other costs                                      65,630              6,932           1,997
------------------------------------------------------------------------------------------------------------
Income from operations                                             35,791            107,036         113,936
Interest expense                                                  (35,575)           (31,179)        (35,024)
Interest and other income                                             418                391             974
Minority interest in income of consolidated subsidiary             (4,980)            (5,995)         (5,273)
------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                  (4,346)            70,253          74,613
Provision for income taxes (Note 7)                                11,570             30,555          32,593
------------------------------------------------------------------------------------------------------------
Net (loss) income                                            $    (15,916)       $    39,698     $    42,020
============================================================================================================
Basic (loss) earnings per share (Note 1)                     $      (0.46)       $      1.14     $      1.21
============================================================================================================
Diluted (loss) earnings per share (Note 1)                   $      (0.46)       $      1.13     $      1.20
============================================================================================================

See accompanying notes.

                               ROCK-TENN COMPANY
                                                                   statements >>

CONSOLIDATED BALANCE SHEETS

                                                                                                 SEPTEMBER 30,
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                        2000           1999
--------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                        $     5,449     $     4,538
  Accounts receivable (net of allowances of $3,732 and $3,610)                         156,155         139,034
  Inventories (Note 1)                                                                  99,589          94,501
  Other current assets                                                                   8,050           5,308
--------------------------------------------------------------------------------------------------------------
Total current assets                                                                   269,243         243,381
Property, plant and equipment, at cost (Note 1):
  Land and buildings                                                                   200,444         194,903
  Machinery and equipment                                                              855,714         805,537
  Transportation equipment                                                              13,222          14,738
  Leasehold improvements                                                                 8,561           7,242
--------------------------------------------------------------------------------------------------------------
                                                                                     1,077,941       1,022,420
Less accumulated depreciation and amortization                                        (485,403)       (429,681)
--------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                      592,538         592,739

Goodwill, net                                                                          268,526         308,283
Other assets                                                                            28,656          17,067
--------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,158,963     $ 1,161,470
==============================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                                                 $    77,852     $    66,271
  Accrued compensation and benefits                                                     35,403          36,977
  Current maturities of long-term debt (Note 4)                                         20,328          41,435
  Other current liabilities                                                             26,792          24,227
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              160,375         168,910
Long-term debt due after one year (Note 4)                                             514,492         457,410
Deferred income taxes (Note 7)                                                          81,384          85,631
Other long-term items                                                                   16,409          17,355
Commitments and contingencies (Notes 6 and 10)
Shareholders' equity (Note 3):
  Preferred stock, $.01 par value; 50,000,000 shares authorized;
    no shares outstanding at September 30, 2000 and 1999                                    --              --
  Class A common stock, $.01 par value; 175,000,000 shares authorized;
    22,031,024 outstanding at September 30, 2000 and 23,411,395 outstanding at
    September 30, 1999. Class B common stock, $.01 par value; 60,000,000 shares authorized; 11,352,739 outstanding at September 30, 2000 and
    11,546,187 outstanding at September 30, 1999                                           334             350
  Capital in excess of par value                                                       127,682         132,048
  Retained earnings                                                                    262,872         303,287
  Accumulated other comprehensive loss                                                  (4,585)         (3,521)
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                             386,303         432,164
--------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,158,963     $ 1,161,470
==============================================================================================================

See accompanying notes.

                               2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   CLASS A AND CLASS B                                 ACCUMULATED
                                                       COMMON STOCK        CAPITAL IN                     OTHER
                                                                           EXCESS OF       RETAINED   COMPREHENSIVE
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)    SHARES       AMOUNT     PAR VALUE       EARNINGS   (LOSS) INCOME     TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1997                      34,374,326      $ 344      $ 126,363      $ 245,592      $(1,087)     $ 371,212
Comprehensive income:
  Net income                                            --         --             --         42,020           --         42,020
  Foreign currency translation adjustments              --         --             --             --       (4,787)        (4,787)
                                                                                                                      ---------
Comprehensive income                                                                                                     37,233
Cash dividends - $.30 per share                         --         --             --        (10,388)          --        (10,388)
Sales of common stock                              532,584          5          3,771             --           --          3,776
Purchases of Class A common stock                 (330,100)        (3)        (1,230)        (3,185)          --         (4,418)
-------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                   34,576,810        346        128,904        274,039       (5,874)       397,415
Comprehensive income:
  Net income                                            --         --             --         39,698           --         39,698
  Foreign currency translation adjustments              --         --             --             --        2,353          2,353
                                                                                                                      ---------
Comprehensive income                                                                                                     42,051
Cash dividends - $.30 per share                         --         --             --        (10,450)          --        (10,450)
Sales of common stock                              380,772          4          3,144             --           --          3,148
-------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                   34,957,582        350        132,048        303,287       (3,521)       432,164
Comprehensive loss:
  Net loss                                              --         --             --        (15,916)          --        (15,916)
  Foreign currency translation adjustments              --         --             --             --       (1,064)        (1,064)
                                                                                                                      ---------
Comprehensive loss                                                                                                      (16,980)
Cash dividends - $.30 per share                         --         --             --        (10,384)          --        (10,384)
Sales of common stock                              551,449          5          3,743             --           --          3,748
Purchases of Class A common stock               (2,125,268)       (21)        (8,109)       (14,115)          --        (22,245)
-------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                   33,383,763      $ 334      $ 127,682      $ 262,872      $(4,585)     $ 386,303
===============================================================================================================================


See accompanying notes.

                               ROCK-TENN COMPANY
                                                                   statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                                                              2000             1999             1998
--------------------------------------------------------------------------------------------------------------------
Operating activities:
Net (loss) income                                                        $ (15,916)       $  39,698        $  42,020
Items in (loss) income not affecting cash:
  Depreciation and amortization                                             77,061           72,475           70,827
  Deferred income taxes                                                        316            3,383            3,974
  (Gain) loss on disposal of plant and equipment and other, net               (517)             746              604
  Minority interest in income of consolidated subsidiary                     4,980            5,995            5,273
  Impairment loss and other non-cash charges                                49,700               --               --
Change in operating assets and liabilities:
  Accounts receivable                                                      (17,374)         (20,469)          (3,866)
  Inventories                                                               (5,362)          (6,102)           5,223
  Other assets                                                              (2,151)          (2,883)           1,219
  Accounts payable                                                          11,690           20,180           (8,224)
  Accrued liabilities                                                           17             (607)           8,638
--------------------------------------------------------------------------------------------------------------------
    Cash provided by operating activities                                  102,444          112,416          125,688

Financing activities:
Net additions (repayments) to revolving credit facilities                   32,147           (7,000)         (17,000)
Additions to long-term debt                                                  5,454            3,034               --
Repayments of long-term debt                                                (1,626)          (5,527)          (8,285)
Debt issuance costs                                                         (1,811)             (80)              --
Sales of common stock                                                        3,748            3,148            3,776
Purchases of common stock                                                  (22,245)              --           (4,418)
Cash dividends paid to shareholders                                        (10,384)         (10,450)         (10,388)
Distribution to minority interest                                           (5,425)          (5,950)          (8,400)
--------------------------------------------------------------------------------------------------------------------
    Cash used for financing activities                                        (142)         (22,825)         (44,715)

Investing activities:
Cash contributed to joint venture                                           (7,133)              --               --
Capital expenditures                                                       (94,640)         (92,333)         (81,666)
Proceeds from sale of property, plant and equipment                          2,209            1,127            2,700
(Increase) decrease in unexpended industrial revenue bond proceeds          (1,779)              --               61
--------------------------------------------------------------------------------------------------------------------
    Cash used for investing activities                                    (101,343)         (91,206)         (78,356)
Effect of exchange rate changes on cash                                        (48)             384             (193)
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                               911           (1,231)           2,424
Cash and cash equivalents at beginning of year                               4,538            5,769            3,345
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $   5,449        $   4,538        $   5,769
====================================================================================================================
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Income taxes, net of refunds                                         $  16,655        $  28,899        $  25,916
    Interest, net of amounts capitalized                                    36,228           31,190           37,258


See accompanying notes.

                               2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   Description of Business and Summary of Significant Accounting Policies

Description of Business

Rock-Tenn Company ("the Company") manufactures and distributes folding cartons, solid fiber partitions, corrugated containers and displays, laminated paperboard products, plastic packaging, 100% recycled clay-coated and specialty paperboard and recycled corrugating medium primarily to nondurable goods producers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. The Company serves a diverse customer base primarily in North America and, therefore, has limited exposure from credit loss to any particular customer or industry segment.

Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

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

Revenue Recognition

The Company generally recognizes revenue at the time of shipment. In limited circumstances, the Company ships goods on a consignment basis and recognizes revenue when title to the goods passes to the buyer.

Derivatives

The Company enters into a variety of derivative transactions. Generally, the Company designates at inception that derivatives hedge risks associated with specific assets, liabilities or future commitments and monitors each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in its value and changes in the value of the underlying hedged item. The Company includes in operations amounts received or paid when the underlying transaction settles. The Company does not enter into or hold derivatives for trading or speculative purposes.

         From time to time, the Company uses interest rate cap agreements and interest rate swap agreements to manage synthetically the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. Amounts to be received or paid as a result of interest rate cap agreements and interest rate swap agreements are accrued and recognized as an adjustment to interest expense related to the designated debt. The cost of purchasing interest rate caps are amortized to interest expense ratably during the life of the agreement. Gains or losses terminations of interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the debt instrument over the remaining term of the original contract life of terminated swap agreements. In the event of the early extinguishments of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of the extinguishment. As of September 30, 2000, the Company had one cap agreement, expiring October 7, 2000, and no swap agreements in place.

         The Company uses forward contracts to limit exposure to fluctuations in Canadian foreign currency rates with respect to its receivables denominated in Canadian dollars. The forward contracts are settled monthly and resulting gains or losses are recognized at the time of settlement.

         The Company uses commodity swap agreements to limit the Company's exposure to falling sales prices and rising raw material costs for a portion of its recycled corrugating medium and recycled fiber businesses. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair market values.

Inventories

Substantially all U.S. inventories are valued at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. All other inventories are valued at lower of cost or market, with cost determined using methods which approximate cost computed on a first-in, first-out (FIFO) basis. These other inventories represent approximately 13.6% and 12.6% of FIFO cost at September 30, 2000 and 1999, respectively.

         Inventories at September 30, 2000 and 1999 are as follows:

                                                       SEPTEMBER 30,
(IN THOUSANDS)                              2000           1999
--------------------------------------------------------------------
Finished goods and work in process       $  74,422       $ 67,934
Raw materials                               40,353         37,029
Supplies                                    12,159         11,608
-----------------------------------------------------------------
Inventories at FIFO cost                   126,934        116,571
LIFO reserve                               (27,345)       (22,070)
-----------------------------------------------------------------
Net inventories                          $  99,589       $ 94,501
=================================================================

                               ROCK-TENN COMPANY
                                                                           notes

         It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity and interest costs associated with significant capital additions. During fiscal 2000, 1999 and 1998, the Company capitalized interest of approximately $1,097,000, $931,000 and $888,000, respectively. For financial reporting purposes, depreciation and amortization are provided on both the declining balance and straight-line methods over the estimated useful lives of the assets as follows:

-----------------------------------------------------------------
Buildings and building improvements                 15-40 years
Machinery and equipment                              3-20 years
Transportation equipment                              3-8 years
Leasehold improvements                              Term of lease
-----------------------------------------------------------------

         Depreciation expense for fiscal 2000, 1999 and 1998 was approximately $66,267,000, $61,435,000 and $59,525,000, respectively.

Basic and Diluted (Loss) Earnings Per Share

The following table sets forth the computation of basic and diluted (loss) earnings per share:

                                                                  YEAR ENDED SEPTEMBER 30,
                                           2000                  1999                1998
----------------------------------------------------------------------------------------------
Numerator:
  Net (loss) income                   $ (15,916,000)        $  39,698,000        $  42,020,000
Denominator:
  Denominator for basic
  (loss) earnings per
  share - weighted
  average shares                         34,523,827            34,801,541           34,595,662
  Effect of dilutive
  stock options                                  --               405,929              547,880
  Denominator for
  diluted (loss) earnings
  per share - weighted
  average shares and
  assumed conversions                    34,523,827            35,207,470           35,143,542
==============================================================================================
Basic (loss) earnings
 per share                            $       (0.46)        $        1.14        $        1.21
==============================================================================================
Diluted (loss)
 earnings per share                   $       (0.46)        $        1.13        $        1.20
==============================================================================================

         Common stock equivalents were antidilutive in fiscal 2000 and, therefore, excluded from the computation of weighted average shares used in computing diluted loss per share.

Goodwill and Other Intangible Assets

The Company has classified as goodwill the excess of the acquisition cost over the fair values of the net assets of businesses acquired. Goodwill is amortized on a straight-line basis over periods ranging from 20 to 40 years. Net goodwill as a percentage of total assets was 23.2% and 26.5% at September 30, 2000 and 1999, respectively. Net goodwill as a percentage of shareholders' equity was 69.5% and 71.3% at September 30, 2000 and 1999, respectively. Accumulated amortization relating to goodwill at September 30, 2000 and 1999 was $36,057,000 and $29,259,000, respectively.

         Other intangible assets primarily represent costs allocated to non-compete agreements, financing costs and patents. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization relating to intangible assets, excluding goodwill, was approximately $6,483,000 and $5,660,000 at September 30, 2000 and 1999,
respectively.

Asset Impairment

The Company generally accounts for long-lived asset impairment under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the estimated expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss is based on the estimated fair value of the asset. Long-lived assets to be disposed of are generally recorded at the lower of their carrying amount or estimated fair value less cost to sell. See Note 2 for further discussion of fiscal 2000 impairment charges.

Foreign Currency Translation

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

New Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for currently in earnings or comprehensive income depending on the purpose of the derivatives and

                               2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


whether they qualify for hedge accounting treatment. SFAS 133 is required to be adopted in the first quarter of fiscal 2001. The adoption of SFAS 133 will result in an insignificant charge, net of tax, from a cumulative effect of a change in accounting principle, and a $7,814,000 decrease in shareholders' equity in the Company's financial statements for the quarter ending December 31, 2000.

         In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition." This bulletin provides guidance on the recognition, presentation and disclosure of revenue in financial statements. This bulletin will be effective in fiscal 2001. The Company does not anticipate that SAB 101 will have a material impact on the Company's consolidated financial statements.

         In July 2000, the FASB issued Emerging Issues Task Force Issue 00-10 ("EITF 00-10"), "Accounting for Shipping and Handling Costs." This issue provides guidance regarding how shipping and handling costs incurred by the seller and billed to a customer should be treated. EITF 00-10 concludes that all amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue, and the costs incurred by the seller for shipping and handling should be classified as cost of goods sold. Prior year financial statements have been reclassified to conform to the requirements of EITF 00-10.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

NOTE 2  Joint Venture and Other Matters


            On February 18, 2000, the Company formed a joint venture with Lafarge Corporation to produce gypsum paperboard liner for Lafarge's U.S. drywall manufacturing plants. The joint venture, Seven Hills Paperboard, LLC, owns and will operate a paperboard machine located at the Company's Lynchburg, Virginia manufacturing site. The Company has contributed a portion of its existing Lynchburg assets to the venture, which will manufacture gypsum paperboard liner using Lafarge's state-of-the-art proprietary processes. As of September 30, 2000 the Company has contributed cash of $7,133,000 for purposes of rebuilding the paperboard machine and anticipates contributing an additional $6,767,000 million to the venture over the next several quarters. Lafarge owns 51 percent and the Company owns 49 percent of the joint venture.

         During fiscal 2000, the Company incurred plant closing and other costs related to announced facility closings. The cost of employee terminations is generally accrued at the time of notification to the employees. Certain other costs, such as moving and relocation costs, are expensed as incurred. Included in these plant closing costs are the closing of a laminated paperboard products plant in Lynchburg, Virginia and folding carton plants in Chicago, Illinois, Norcross, Georgia and Madison, Wisconsin. The closures resulted in the termination of approximately 550 employees. In connection with these and certain other plant closings, the Company incurred charges of $61,130,000 during fiscal 2000, which consisted mainly of asset impairment, severance, equipment relocation, lease write-downs and other related expenses, including business interruption and other inefficiencies. Of the $61,130,000, $46,037,000 was asset impairment charges related to the determination that material diminution in the value of assets had occurred at the Company's two folding carton plants that use web offset technology and at the other closed facilities. This includes $25.4 million of goodwill which is not deductible for tax purposes. As a result of the asset impairment and goodwill charges, depreciation and amortization expense in fiscal year 2001 will be lower by $3,941,000 and $636,000, respectively. Payments of $12,593,000 were made in fiscal 2000, leaving a remaining liability of $2,500,000 at September 30, 2000. Facilities closed during fiscal 2000 had combined revenues and operating losses of $72,037,000 and $5,587,000, respectively, in fiscal 2000, $98,314,000 and $5,814,000, respectively, in fiscal 1999 and $119,746,000 and $4,801,000, respectively, in fiscal 1998. The Company has consolidated the operations of these closed plants into other existing facilities.

         During fiscal 2000, the Company decided to remove certain equipment from service primarily in its laminated paperboard products division. As a result of this decision, the Company incurred impairment charges of $4,622,000 related to this equipment.

         During fiscal 1999, the Company closed a folding carton plant in Taylorsville, North Carolina, a laminated paperboard products operation in Otsego, Michigan and an uncoated papermill serving its coverboard converting operations in Jersey City, New Jersey. The closures resulted in the termination of approximately 280 employees. In connection with these closings, the Company incurred charges of $6,357,000 during fiscal 1999, which consisted mainly of severance, equipment relocation, expected losses on the disposition of the facility and related expenses. The Company made payments of $310,000 and $4,134,000 in fiscal 2000 and 1999, respectively, incurred losses of $186,000 and $764,000 in connection with the disposal of inventory and other assets during fiscal 2000 and 1999, respectively, made an adjustment of $122,000 to reduce the liability during fiscal 2000 and reduced the carrying value of the Jersey City facility by $1,000,000 during fiscal 1999, leaving a nominal remaining liability at September 30, 2000. Facilities closed during fiscal 1999 had combined revenues and operating losses of $16,585,000 and $1,501,000, respectively, in fiscal 1999 and $63,323,000 and $745,000, respectively, in fiscal 1998.

         During fiscal 1998, the Company began implementing certain cost reduction initiatives designed to reduce overhead and production costs and improve operating efficiency. In connection with these cost reduction

                               ROCK-TENN COMPANY
initiatives, the Company terminated approximately 40 employees and recorded no amount, $575,000 and $1,997,000 of costs related to these terminations during fiscal 2000, 1999 and 1998, respectively. The Company made payments of approximately $514,000, $1,246,000 and $23,000 during fiscal 2000, 1999 and
1998, respectively, related to these terminations and made an adjustment to reduce the liability by $302,000 during fiscal 2000. The remaining liability at September 30, 2000 is $487,000, which is expected to be paid during fiscal 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements."

NOTE 3  Shareholders' Equity


Capitalization

The Company's capital stock consists of Class A common stock ("Class A Common") and Class B common stock ("Class B Common"). Holders of Class A Common have one vote per share and holders of Class B Common have 10 votes per share. Holders of Class B Common are entitled to convert their shares into Class A Common at any time on a share-for-share basis, subject to certain rights of first refusal by the Company and its management committee. During fiscal 2000, 1999 and 1998, respectively, approximately 285,000, 213,000 and 157,000 Class B Common shares were converted to Class A Common shares.

         The Company also has authorized preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by the Board of Directors upon any issuance of such shares.

Stock Option Plans

The Company's 1993 Stock Option Plan allows for the granting of options to certain key employees for the purchase of a maximum of 3,700,000 shares of Class A Common. Options which have been granted under this plan vest in increments over a period of up to three years and have 10-year terms.

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

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, generally no compensation expense is recognized.

         Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair values for the options granted subsequent to September 30, 1995 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2000, 1999 and 1998, respectively: risk-free interest rate of 5.9%, 4.8% and 4.8%, a dividend yield of 2.0% for all three years, volatility factor of the expected market price of the Company's common stock of 41.4%, 40.0% and 32.0%, and an expected life of the option of 10 years.

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

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(IN THOUSANDS
EXCEPT FOR EARNINGS
PER SHARE INFORMATION)           2000        1999        1998
---------------------------------------------------------------
Pro forma net
 (loss) income                $(19,609)    $37,339      $40,395
Pro forma (loss)
 earnings per share:
  Basic                          (0.57)       1.07         1.17
  Diluted                        (0.57)       1.06         1.15
---------------------------------------------------------------

                                       41
                               2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The table below summarizes the changes in all stock options during the periods indicated:

                                                  CLASS B COMMON                                   CLASS A COMMON
                                     ----------------------------------------       ----------------------------------------------
                                                                     WEIGHTED                                             WEIGHTED
                                                                     AVERAGE                                              AVERAGE
                                                                     EXERCISE                                             EXERCISE
                                      SHARES      PRICE RANGE         PRICE         SHARES          PRICE RANGE            PRICE
----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
    October 1, 1997                  301,879      $  2.52-7.45       $  4.87        1,977,660         $ 2.50-20.31       $  13.60
Exercised or forfeited               (99,660)     $  2.52-7.45       $  3.62         (246,420)        $ 2.50-18.30       $   3.71
Granted                                   --                --            --          519,200         $11.13-18.75       $  11.48
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
    September 30, 1998               202,219      $  3.27-7.45       $  5.49        2,250,440         $ 3.26-20.31       $  14.19
Exercised or forfeited               (36,300)     $  3.27-4.33       $  3.60          (72,400)        $ 3.26-20.31       $   4.95
Granted                                   --                --            --          822,200         $11.44-15.19       $  14.59
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
    September 30, 1999               165,919      $  4.33-7.45       $  5.90        3,000,240         $ 4.32-20.31       $  14.52
Exercised or forfeited               120,379      $  4.33-7.45       $  5.57          486,560         $ 4.32-20.31       $   9.83
Granted                                   --                --            --        1,003,600         $ 8.93-14.25       $   9.19

Options outstanding at
    September 30, 2000                45,540      $  6.09-7.45       $  6.78        3,517,280         $ 6.06-20.31       $  13.65
Options exercisable at
    September 30, 2000                45,540      $  6.09-7.45       $  6.78        1,811,180         $ 6.06-20.31       $  15.72
Options available for future
    grant at September 30, 2000           --                --            --          297,100                   --             --
=================================================================================================================================


         The following table summarizes information concerning options outstanding and exercisable at September 30, 2000:


                          CLASS B COMMON                                CLASS A COMMON
                  -----------------------------   ----------------------------------------------------------
                                                                                                                    WEIGHTED
                                      WEIGHTED                       WEIGHTED                     WEIGHTED          AVERAGE
                       NUMBER         AVERAGE                        AVERAGE                       AVERAGE         REMAINING
RANGE OF             OUTSTANDING      EXERCISE       NUMBER          EXERCISE      NUMBER         EXERCISE      CONTRACTUAL LIFE
EXERCISE PRICES    AND EXERCISABLE     PRICE      OUTSTANDING         PRICE      EXERCISABLE        PRICE        (BOTH CLASSES)
--------------------------------------------------------------------------------------------------------------------------------
$  6.06- 7.45           45,540       $    6.78        133,980       $   6.77       133,980       $    6.77             2.0
$  8.94-10.25               --              --        858,600       $   9.01            --              --             9.6
$ 11.13-11.44               --              --        477,200       $  11.16       249,000       $   11.14             7.0
$ 14.25-17.50               --              --      1,324,400       $  15.06       715,400       $   15.25             6.4
$ 18.30-20.31               --              --        723,100       $  19.47       712,800       $   19.48             5.3
------------------------------------------------------------------------------------------------------------------------------
                        45,540       $    6.78      3,517,280       $  13.65     1,811,180       $   15.72             6.8
==============================================================================================================================

         The estimated weighted average fair value of options granted during fiscal 2000, 1999 and 1998 with option prices equal to the market price on the date of grant was $4.41, $6.72, and $4.46, respectively.

Employee Stock Purchase Plan

         Under the Amended and Restated 1993 Employee Stock Purchase Plan, 1,320,000 shares of Class A Common are reserved for purchase by substantially all qualifying employees of the Company. In fiscal 2000, 1999 and 1998, approximately 314,000, 284,000 and 207,000 shares respectively, were purchased by employees under this plan.

                               ROCK-TENN COMPANY

4       Long-Term Debt


         Long-term debt at September 30, 2000 and 1999 consists of the following:

                                                                  SEPTEMBER 30,
(IN THOUSANDS)                                        2000             1999
-------------------------------------------------------------------------------
Revolving credit facility (a)                       $393,000          $362,000
7.25% notes, due August 2005,
 net of unamortized
 discount of $67 and $81(b)                          99,933            99,919
Industrial revenue bonds,
 bearing interest at variable rates
 (6.95% at September 30, 2000),
 due through October 2036(c)                         40,000            34,650
Other notes                                           1,887             2,276
-------------------------------------------------------------------------------
                                                    534,820           498,845
Less current maturities of long-term debt            20,328            41,435
-------------------------------------------------------------------------------
Long-term debt due after one year                  $514,492          $457,410
===============================================================================

         (a) The Company has a revolving credit facility, provided by a syndicate of banks, which provides aggregate borrowing availability of up to $450,000,000 through 2005. Borrowings outstanding under the facility bear interest based upon LIBOR plus an applicable margin This rate was 8.04% and 6.18% at September 30, 2000 and 1999, respectively. Annual facility fees range from .125% to .375% of the aggregate borrowing availability, based on the Company's consolidated funded debt to EBITDA ratio. Under the agreements covering this loan, restrictions exist as to the maintenance of financial ratios, creation of additional long-term and short-term debt, certain leasing arrangements, mergers, acquisitions, disposals and other matters. The Company is in compliance with such restrictions.

         As of September 30, 2000, the Company had an interest rate agreement to effectively cap the LIBOR rate on portions of the amount outstanding under the revolving credit facility. Under the agreement, $75,000,000 is capped at 8.00% annum until its expiration on October 7, 2000. The costs associated with this interest rate agreement are being amortized over the term of the agreement.

         In April 1998, the Company entered into an interest rate swap agreement to effectively fix the LIBOR rate on $100,000,000 of variable rate borrowings at 5.79% per annum until April 2005. In May 1999, the Company terminated this swap agreement. The resulting gain of $1,034,000 is being amortized over the original contract life as a reduction of interest expense.

         In May 1999, the Company entered into an interest rate swap agreement to effectively fix the LIBOR rate on $100,000,000 of variable rate borrowings at 5.84% per annum until May 2002. In January 2000, the Company terminated this swap agreement. The resulting gain of $2,136,170 is being amortized over the original contract life as a reduction of interest expense.

         The Company is exposed to counterparty credit risk for nonperformance and, in the unlikely event of nonperformance, to market risk for changes in interest rates. The Company manages exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The Company does not anticipate nonperformance of the counterparties.

         (b) In August 1995, the Company sold $100,000,000 in aggregate principal amount of its 7.25% notes due August 1, 2005 (the "Notes"). The Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The Notes are unsubordinated, unsecured obligations. The indenture related to the Notes restricts the Company and its subsidiaries from incurring certain liens and entering into certain sale and leaseback transactions, subject to a number of exceptions. Debt issuance costs of approximately $908,000 are being amortized over the term of the Notes. In May 1995, the Company entered into an interest rate adjustment transaction in order to effectively fix the interest rate on the Notes subsequently issued in August 1995. The costs associated with the interest rate adjustment transaction of $1,530,000 are being amortized over the term of the Notes. Giving effect to the amortization of the original issue discount, the debt issuance costs and the costs associated with the interest rate adjustment transaction, the effective interest rate on the Notes is approximately 7.51%.

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

         As of September 30, 2000, $373,000,000 of the $393,000,000 outstanding under the revolving credit facility has been classified as long-term debt since the Company has the ability to continue to finance this amount pursuant to the terms of the revolving credit facility and does not intend to repay this amount with cash from operations during the ensuing year. As of September 30, 2000, the aggregate maturities of long-term debt for the succeeding five years are as follows:

(IN THOUSANDS)
----------------------------------------------------------------
2001                                                   $  20,328
2002                                                         348
2003                                                         358
2004                                                         286
2005                                                     473,204
Thereafter                                                40,296
----------------------------------------------------------------
Total long-term debt                                   $ 534,820
================================================================


         One of the Company's Canadian subsidiaries has a revolving credit facility with a Canadian bank. The facility provides borrowing availability of up to Canadian $2,000,000 and can be renewed on an annual basis. There are no facility fees related to this arrangement. As of September 30, 2000 and 1999, there were no amounts outstanding under this facility.

                               ROCK-TENN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5       Financial Instruments


         At September 30, 2000 and 1999, the fair market value of the Notes was approximately $97,550,000 and $96,003,000, respectively, based on quoted market prices. At September 30, 2000, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically.

         At September 30, 2000 and 1999, the fair value of interest rate cap agreements was immaterial. There were no carrying amounts associated with these instruments.

         The Company has swap agreements to limit its exposure to falling prices and rising costs for a portion of its recycled corrugating medium and recycled fiber businesses. Some agreements hedge the selling prices on a total of 17,700 tons of recycled corrugating medium and the cost of related OCC each quarter and expire during fiscal 2002 and fiscal 2003. Other agreements hedge the selling prices on a total of 15,000 tons of recycled corrugating medium each quarter and expire during fiscal 2003. At September 30, 2000, the fair value of these swap agreements was $10,115,000. There were no carrying amounts associated with these instruments.

6       Leases and Other Agreements

         The Company leases certain manufacturing and warehousing facilities and equipment (primarily transportation equipment) under various operating leases. Some leases contain escalation clauses and provisions for lease renewal.

         As of September 30, 2000, future minimum lease payments, including certain maintenance charges on transportation equipment, under all noncancelable leases, are as follows:

(IN THOUSANDS)
------------------------------------------------------------------
2001                                                      $  8,272
2002                                                         6,735
2003                                                         5,893
2004                                                         3,981
2005                                                         1,547
Thereafter                                                   3,839
------------------------------------------------------------------
Total future minimum lease payments                       $ 30,267
==================================================================

         Rental expense for the years ended September 30, 2000, 1999 and 1998 was approximately $16,157,000, $13,685,000 and $12,264,000, respectively, including lease payments under cancelable leases.

NOTE 7    INCOME TAXES

         The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The recognition of future tax benefits is required to the extent that realization of such benefits is more likely than not.

    The provisions for income taxes consist of the following components:

                                                     YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                       2000              1999            1998
------------------------------------------------------------------------------
Current income taxes:
  Federal                           $ 8,259          $23,824          $25,360
  State                               1,228            2,383            2,498
  Foreign                             1,767              965              761
------------------------------------------------------------------------------
Total current                        11,254           27,172           28,619
------------------------------------------------------------------------------
Deferred income taxes:
  Federal                                96            2,791            3,359
  State                                   8              239              265
  Foreign                               212              353              350
------------------------------------------------------------------------------
Total deferred                          316            3,383            3,974
------------------------------------------------------------------------------
Provision for income taxes          $11,570          $30,555          $32,593
==============================================================================

         The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:


                                                      YEAR ENDED SEPTEMBER 30,
                                        2000             1999           1998
------------------------------------------------------------------------------
Statutory federal tax rate              35.0%           35.0%          35.0%
State taxes, net of
 federal benefit                        (1.0)            3.5            3.7
Non-deductible amortization
 and write-off of goodwill
 (See Note 2)                         (283.3)            3.7            3.5
Other, net (primarily
 non-taxable items)                    (16.9)            1.3            1.5
------------------------------------------------------------------------------
Effective tax rate                    (266.2%)          43.5%          43.7%
==============================================================================

                               ROCK-TENN COMPANY

         The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following:

                                                       SEPTEMBER 30,
(IN THOUSANDS)                               2000           1999
--------------------------------------------------------------------
Deferred income tax assets:
  Accruals and allowances                  $ 9,996          $ 9,843
  Other                                      1,790            2,829
-------------------------------------------------------------------
Total                                       11,786           12,672
-------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment             80,882           82,586
  Deductible intangibles                     2,822            2,550
  Inventory and other                        9,466           13,167
-------------------------------------------------------------------
Total                                       93,170           98,303
-------------------------------------------------------------------
Net deferred income tax liability          $81,384          $85,631
===================================================================

         The Company has not recorded any valuation allowances for deferred income tax assets.

         The components of the (loss) income before income taxes are:

                                                 YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                   2000               1999             1998
-------------------------------------------------------------------------
United States                 $(10,516)          $66,173          $71,356
Foreign                          6,170             4,080            3,257
-------------------------------------------------------------------------
(Loss) income before
 income taxes                 $ (4,346)          $70,253          $74,613
=========================================================================

8       Retirement Plans

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

         The Company's projected benefit obligation, fair value of assets and net periodic pension cost include the following components:


                                                                      YEAR ENDED
                                                                     SEPTEMBER 30,
(IN THOUSANDS)                                         2000               1999
---------------------------------------------------------------------------------
Projected benefit obligation
 at beginning of year                              $ 168,653           $ 166,189
Service cost                                           6,358               7,592
Interest cost on projected
 benefit obligations                                  13,268              12,487
Amendments                                               163               3,829
Actuarial gain                                        (6,433)            (15,266)
Benefits paid                                         (6,916)             (6,178)
--------------------------------------------------------------------------------
Projected benefit obligation
 at end of year                                    $ 175,093           $ 168,653
================================================================================

Fair value of assets at beginning of year          $ 209,871           $ 195,062
Actual (loss) return on plan assets                   (2,332)             20,987
Employer contribution                                    622                  --
Benefits paid                                         (6,916)             (6,178)
--------------------------------------------------------------------------------
Fair value of assets at end of year                $ 201,245           $ 209,871
================================================================================

Funded status                                      $  26,152           $  41,218
Net unrecognized asset                                  (201)               (531)
Net unrecognized gain                                (25,921)            (42,282)
Unrecognized prior service income                       (834)             (1,095)
--------------------------------------------------------------------------------
Net accrued pension cost included
 in consolidated balance sheets                    $    (804)          $  (2,690)
================================================================================

                               2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The amounts required to be recognized in the consolidated statements of operations are as follows:

                                                         YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                        2000                1999               1998
--------------------------------------------------------------------------------
Service cost                        $  6,358           $  7,592           $  7,460
Interest cost on projected
 benefit obligations                  13,268             12,487             11,008
Expected return on
 plan assets                         (18,595)           (17,169)           (14,870)
Net amortization of the
 initial asset                          (330)              (378)              (385)
Net amortization of gain              (1,867)              (222)              (110)
Net amortization of prior
 service income                          (97)              (105)              (436)
----------------------------------------------------------------------------------
Total Company defined
 benefit plan
 (income) expense                     (1,263)             2,205              2,667
Multi-employer plans
 for collective
 bargaining employees                    254                239                237
----------------------------------------------------------------------------------
Net periodic pension
 (income) cost                      $ (1,009)          $  2,444           $  2,904
==================================================================================

         The discount rate used in determining the actuarial present value of the projected benefit obligations was 8.0%, 7.8% and 7.0% as of September 30, 2000, 1999 and 1998, respectively. The expected increase in compensation levels used in determining the actuarial present value of the projected benefit obligations was 4.0% as of September 30, 2000, 1999 and 1998. The expected long-term rate of return on assets used in determining pension expense was 9.0% for all years presented. There were no underfunded plans as of September 30, 2000 or September 30, 1999.

         The Company maintains an employee savings plan which permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company matches 50% of contributions up to a maximum of 6% of compensation as defined by the plan. During fiscal 2000, 1999 and 1998, the Company recorded matching expense, net of forfeitures, of $3,357,000, $3,982,000 and $4,001,000, respectively, related to the plan, including matching expense related to employees of the former Waldorf operations. As a result of the new employee savings plan effective January 1, 1998, the Company amended its defined benefit plans to lower pension benefits. Net periodic pension cost was approximately $1,600,000 lower during fiscal 1998 as a result of the reduced benefits.

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

         Expense relating to the plan of $161,000, $137,000 and $219,000 was recorded for the years ended September 30, 2000, 1999 and 1998, respectively. Amounts accrued as of September 30, 2000 and 1999 related to the plan were $976,000 and $821,000, respectively.

9        Related Party Transactions


         A director of the Company is the chairman and a significant shareholder of the insurance agency that brokers a portion of insurance for the Company. The insurance premiums paid by the Company may vary significantly from year to year with the claims arising during such years. For the years ended September 30, 2000, 1999 and 1998, payments were approximately $2,565,000, $4,458,000 and
$4,898,000, respectively.

         A director of the Company is the former Chairman of the construction company that built a new building for the Company. There were no material payments for the year ended September 30, 2000. For the years ended September 30, 1999 and 1998, payments approximated $118,000 and $2,733,000, respectively, and were capitalized as property, plant and equipment.

10       Commitments and Contingencies

Capital Additions

Estimated costs for completion of authorized capital additions under construction as of September 30, 2000 total approximately $11,000,000.

Stock Repurchase Plan

On April 28, 2000, the Board of Directors amended the Company's current stock repurchase plan to allow for the repurchase of a maximum of 2,000,000 shares in aggregate of Class A Common or Class B Common prior to July 31, 2003. During fiscal 2000, the Company repurchased 1,586,668 shares of Class A Common under this amended plan. Under previously authorized plans, the Company repurchased 538,600, zero and 330,100 shares of Class A Common during fiscal 2000, 1999 and 1998, respectively.

Environmental and Other Matters

         The Company is subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances. These laws and regulations include, among others, the Comprehensive Environmental Response, Compensation and Liability act, which the Company refers to as CERCLA, the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act (including amendments relating to underground tanks) and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency. In addition, some states in which the Company operates have adopted

                               ROCK-TENN COMPANY
equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

         The Company does not believe that future compliance with these environmental laws and regulations will have a material adverse effect on its results of operations, financial condition or cash flows. However, environmental laws and regulations are becoming increasingly stringent. Consequently, the Company's compliance and remediation costs could increase materially. In addition, the Company cannot currently assess with certainty the impact that the future emissions standards and enforcement practices under the 1990 amendments to the Clean Air Act will have on its operations or capital expenditure requirements. However, the Company believes that any such impact or capital expenditures will not have a material adverse effect on its results of operations, financial condition or cash flows.

         The Company has been identified as a potentially responsible party, which we refer to as a PRP, at eight active "superfund" sites pursuant to CERCLA or comparable state statutes. No remediation costs or allocations have been determined with respect to such sites other than costs that were not material to the Company. Based upon currently available information and the opinions of the Company's environmental compliance managers and general counsel, although there can be no assurance, the Company believes that any liability it may have at any site will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

         On February 9, 1999, the Company received a letter from the Michigan Department of Environmental Quality, which the Company refers to as MDEQ, in which the MDEQ alleges that the Company is in violation of the Michigan Natural Resources and Environmental Protection Act, as well as the facility's wastewater discharge permit at one of the Company's Michigan facilities. The letter alleges that the Company exceeded several numerical limitations for chemical parameters outlined in the wastewater permit and violated other wastewater discharge criteria. The MDEQ further alleges that the Company is liable for contamination contained on the facility property as well as for contributing contamination to the Kalamazoo River site. The letter requests that the Company commit, in the form of a binding agreement, to undertake the necessary and appropriate response activities and response actions to address contamination in both areas. The Company has agreed to enter into an administrative consent order pursuant to which improvements will be made to the facility's waste-water treatment system and the Company will pay a $75,000 fine for the alleged violations. The Company has also agreed to pay an additional $30,000 for past and future oversight costs incurred by the State of Michigan. Once the final order has been executed, the Company expects to pay this additional amount in three equal payments over the next three years. The cost of making upgrades to the process waste system and wastewater treatment systems is estimated to be approximately $1,000,000. Nothing contained in the order will constitute an admission of liability or any factual finding, allegation or legal conclusion on the part of the Company. The order is expected to be completed during the first quarter of fiscal 2001.

11       Segment Information

         At the end of fiscal 2000, the Company evaluated the composition of its segments. As a result, corresponding segment information has been restated to reflect the new presentation.


         The Company reports three business segments. The packaging products segment consists of facilities that produce folding cartons, solid fiber partitions and thermoformed plastic products. The paperboard segment consists of facilities that collect recovered paper and that manufacture 100% recycled clay-coated and specialty paperboard, corrugating medium and laminated paperboard products. The specialty corrugated packaging and display segment consists of facilities that produce corrugated containers and displays. Certain operations included in the packaging products segment are located in foreign countries and had operating income of $7,179,000, $5,620,000 and $4,651,000 for fiscal years ended September 30, 2000, 1999 and 1998, respectively. For fiscal 2000, foreign operations represented approximately 5.1%, 19.7% and 5.9% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. For fiscal 1999, foreign operations represented approximately 4.6%, 5.1% and 5.5% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. In fiscal 1998, these operations represented approximately 4.1%, 3.8% and 5.4% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. As of September 30, 2000, 1999 and 1998, the Company had foreign long-lived assets of $33,756,000, $34,556,000 and $28,545,000, respectively.

         The Company evaluates performance and allocates resources based, in part, on profit or loss from operations before income taxes, interest and other items. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies except that the Company accounts for inventory on the FIFO basis at the segment level compared to a LIFO basis at the consolidated level. Intersegment sales are accounted for at prices that approximate market prices. Intercompany profit is eliminated at the consolidated level.

         Following is a tabulation of business segment information for each of the past three fiscal years:

                               2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Following is a tabulation of business segment information for each of the past three fiscal years:

                                                                                YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS)                                             2000                 1999                1998
------------------------------------------------------------------------------------------------------------
Net sales (aggregate):
  Packaging Products                                   $   797,399          $   749,850          $   774,355
  Paperboard                                               588,489              529,014              555,402
  Specialty Corrugated Packaging and Display               238,822              180,892              138,046
------------------------------------------------------------------------------------------------------------
Total                                                  $ 1,624,710          $ 1,459,756          $ 1,467,803
============================================================================================================
Less net sales (intersegment):
  Packaging Products                                   $     5,294          $     3,424          $     1,196
  Paperboard                                               150,794              138,623              164,449
  Specialty Corrugated Packaging and Display                 5,334                4,338                4,798
------------------------------------------------------------------------------------------------------------
Total                                                  $   161,422          $   146,385          $   170,443
============================================================================================================
Net sales (unaffiliated customers):
  Packaging Products                                   $   792,105          $   746,426          $   773,159
  Paperboard                                               437,695              390,391              390,953
  Specialty Corrugated Packaging and Display               233,488              176,554              133,248
------------------------------------------------------------------------------------------------------------
Total                                                  $ 1,463,288          $ 1,313,371          $ 1,297,360
============================================================================================================
Segment (loss) income:
  Packaging Products                                   $    34,767          $    40,455          $    32,564
  Paperboard                                                47,585               55,551               72,422
  Specialty Corrugated Packaging and Display                28,468               23,805               15,581
------------------------------------------------------------------------------------------------------------
                                                           110,820              119,811              120,567
LIFO and intercompany profit                                (5,275)                (167)              (1,213)
Plant closing and other costs                              (65,630)              (6,932)              (1,997)
Other non-allocated expenses                                (4,124)              (5,676)              (3,421)
------------------------------------------------------------------------------------------------------------
Income from operations                                      35,791              107,036              113,936
  Minority interest in consolidated subsidiary              (4,980)              (5,995)              (5,273)
  Interest expense                                         (35,575)             (31,179)             (35,024)
  Interest and other income                                    418                  391                  974
------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                      $    (4,346)         $    70,253          $    74,613
============================================================================================================
Identifiable assets:
  Packaging Products                                   $   429,422          $   459,933          $   436,425
  Paperboard                                               585,985              585,138              569,824
  Specialty Corrugated Packaging and Display               130,126              107,267               90,426
  Corporate                                                 13,430                9,132               14,806
------------------------------------------------------------------------------------------------------------
Total                                                  $ 1,158,963          $ 1,161,470          $ 1,111,481
============================================================================================================
Depreciation and amortization:
  Packaging Products                                   $    31,405          $    29,719          $    29,531
  Paperboard                                                33,353               31,612               30,818
  Specialty Corrugated Packaging and Display                 9,127                7,911                7,187
  Corporate                                                  3,176                3,233                3,291
------------------------------------------------------------------------------------------------------------
Total                                                  $    77,061          $    72,475          $    70,827
=============================================================================================================
Capital expenditures:
  Packaging Products                                   $    48,094          $    37,059          $    34,120
  Paperboard                                                29,815               40,473               31,784
  Specialty Corrugated Packaging and Display                14,238               11,544                9,161
  Corporate                                                  2,493                3,257                6,601
------------------------------------------------------------------------------------------------------------
Total                                                  $    94,640          $    92,333          $    81,666
============================================================================================================


                                       48
                               ROCK-TENN COMPANY
                                                                           notes


NOTE 12 Financial Results by Quarter (Unaudited)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            FIRST            SECOND            THIRD           FOURTH
2000                                       QUARTER           QUARTER          QUARTER          QUARTER
-------------------------------------------------------------------------------------------------------
Net sales                                 $346,821         $ 369,940          $370,545         $375,982
Gross profit                                72,197            73,637            69,630           72,987
Net income (loss)                            8,610           (33,256)            2,605            6,125
Basic earnings (loss) per share               0.25             (0.96)             0.08             0.18
Diluted earnings (loss) per share             0.24             (0.96)             0.07             0.18
-------------------------------------------------------------------------------------------------------
                                            FIRST            SECOND            THIRD           FOURTH
1999                                       QUARTER           QUARTER          QUARTER          QUARTER
-------------------------------------------------------------------------------------------------------
Net sales                                 $311,442         $ 312,718          $330,477         $358,734
Gross profit                                71,587            68,955            73,788           79,827
Net income                                   8,758             8,806             9,920           12,214
Basic earnings per share                      0.25              0.25              0.28             0.35
Diluted earnings per share                    0.25              0.25              0.28             0.35
-------------------------------------------------------------------------------------------------------

                                            FIRST            SECOND            THIRD           FOURTH
1998                                       QUARTER           QUARTER          QUARTER          QUARTER
-------------------------------------------------------------------------------------------------------
Net sales                                 $317,745         $ 328,748          $320,988         $329,879
Gross profit                                67,348            70,248            75,317           75,853
Net income                                   8,677             9,786            11,800           11,757
Basic earnings per share                      0.25              0.28              0.34             0.34
Diluted earnings per share                    0.25              0.28              0.34             0.34

         In accordance with the adoption of Emerging Issues Task Force issue 00-10 ("EITF00-10"), "Accounting for Shipping and Handling Costs," the Company reclassfied its shipping costs, which were previously reported under selling, general, and administrative expenses, to cost of goods sold in the third quarter of fiscal 2000. Additionally, amounts billed to a customer in a sales transaction related to shipping and handling were reclassified to revenue rather than reducing shipping costs. These reclassifications resulted in a net increase in revenue of $1,982,000, $3,003,000 and $3,754,000 for the first two quarters of fiscal 2000 and for fiscal 1999 and 1998, respectively. The reclass of shipping costs to cost of goods sold along with the reclass to revenue of shipping costs billed to customers resulted in a net decrease in gross profit of $37,556,000, $65,356,000 and $59,754,000 for the first two quarters of fiscal
2000 and for fiscal 1999 and 1998, respectively. There was no impact on net
(loss) income as a result of the adoption of EITF00-10.

         The interim (loss) earnings per common and common equivalent share amounts were computed as if each quarter were a discrete period. As a result, the sum of the basic and diluted (loss) earnings per share by quarter will not necessarily total the annual basic and diluted (loss) earnings per share.

         The results of operations for the first, second, third and fourth quarters of fiscal 2000 include expenses of approximately $2,474,000, $52,725,000, $4,876,000 and $5,555,000, respectively, incurred by the Company as a result of the facility closings (see Note 2).

    The results of operations for the first, second, third and fourth quarters of fiscal 1999 include expenses of approximately $2,053,000, $1,085,000, $2,763,000 and $1,031,000, respectively, incurred by the Company as a result of the facility closings and related items (see Note 2).

    The results of operations for the fourth quarter of fiscal 1998 includes expenses of approximately $1,997,000 incurred by the Company as a result of the facility closing (see Note 2).

                               2000 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Rock-Tenn Company

We have audited the accompanying consolidated balance sheets of Rock-Tenn Company as of September 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rock-Tenn Company at September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP


Atlanta, Georgia
October 25, 2000

                               ROCK-TENN COMPANY

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

         The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

         As part of its audit of the Company's financial statements, Ernst & Young LLP considered the Company's internal control structure in determining the nature, timing and extent of audit tests to be applied. Management has considered Ernst & Young LLP's recommendations concerning the Company's system of internal control and has taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that, as of September 30, 2000, the Company's system of internal control is adequate to accomplish the objectives discussed herein.


/s/ Steven C. Voorhees

Steven C. Voorhees
Executive Vice President and
Chief Financial Officer

                               2000 ANNUAL REPORT

OFFICERS AND DIRECTORS


Officers                                      Paul J. England                             Bradley Currey, Jr. (1)
                                              Executive Vice President and                Retired Chairman
James A. Rubright                             General Manager                             Rock-Tenn Company
Chairman and Chief Executive Officer          Specialty Paperboard Division               Atlanta, Georgia

Steven C. Voorhees                            Stephen P. Flanagan                         Robert B. Currey
Executive Vice President and                  Executive Vice President and                Chief Executive Ofocer
Chief Financial Officer                       General Manager                             Currey & Company, Inc.
                                              Recycled Fiber Division                     Atlanta, Georgia

Russell M. Currey
Senior Vice President                         James K. Hansen                             A.D. Frazier, Jr. (2)
Marketing & Planning                          Executive Vice President and                President and Chief Executive Officer
                                              General Manager                             Invesco, Inc.
                                              Coated Paperboard Division                  Atlanta, Georgia
Robert B. McIntosh
Senior Vice President,
General Counsel and Secretary                                                             L.L. Gellerstedt III (3)
                                              Specialty Packaging & Display Group         Chairman
R. Evan Hardin                                                                            L.G. III Group
Vice President of Finance and Treasurer       Edward E. Bowns                             Atlanta, Georgia
                                              Executive Vice President and
Bradley P. Newman                             General Manager                             John D. Hopkins (1) (3)
Vice President of Risk Management             Specialty Packaging and Display Group       Senior Vice President and General Counsel
and Administration                                                                        Jefferson-Pilot Corporation
                                                                                          Greensboro, North Carolina

                                              Vincent J. D'Amelio
Larry S. Shutzberg                            Executive Vice President and
Vice President of Information Systems         General Manager                             Lou Brown Jewell (3)
                                              Plastic Packaging Division                  Private Investor
                                                                                          Atlanta, Georgia
Amanda F. Portnell
Controller
                                              James L. Einstein
                                              Executive Vice President and                James W. Johnson (3)
                                              General Manager                             President
                                              Alliance Division                           McCranie Tractor Company
                                                                                          Unadilla, Georgia
Folding Carton Group


Nicholas G. George                            John H. Morrison
Executive Vice President and                  Executive Vice President and                James A. Rubright (1)
General Manager                               General Manager                             Chairman and Chief Executive Officer
Folding Carton Group                          Corrugated Packaging Division               Rock-Tenn Company
                                                                                          Norcross, Georgia

                                              Richard E. Steed
Paperboard Group                              President and Chief Executive Officer       Charles R. Sexton
                                              RTS Packaging, LLC                          Principal
                                                                                          Sexton-Talbert Products
                                                                                          Vero Beach, Florida

David E. Dreibelbis
Executive Vice President and
General Manager                               Board of Directors                          John W. Spiegel (1) (2)
Paperboard Group                                                                          Executive Vice President and
                                                                                          Chief Financial Officer
                                                                                          SunTrust Banks, Inc.
                                              Stephen G. Anderson, M.D.(2)                Atlanta, Georgia
Terry W. Durham                               Winston-Salem, North Carolina
Executive Vice President and
General Manager
Laminated Paperboard Products Division
                                              J. Hyatt Brown (1)
                                              Chairman and Chief Executive Officer
                                              Brown & Brown, Inc.
                                              Daytona Beach, Florida                      (1)  Executive Committee
                                                                                          (2)  Audit Committee
                                                                                          (3)  Compensation and Options Committee

                               ROCK-TENN COMPANY
                                                         shareholder information

SHAREHOLDER INFORMATION

HOME OFFICE
504 Thrasher Street
Norcross, Georgia 30071
770-448-2193

TRANSFER AGENT AND REGISTRAR
SunTrust Bank, Atlanta
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

INVESTOR RELATIONS
Investor Relations Department
Rock-Tenn Company
P.O. Box 4098
Norcross, Georgia 30091
770-448-2193
Fax: 770-263-3582

AUDITORS
Ernst & Young, LLP
600 Peachtree Street
Suite 2800
Atlanta, Georgia 30308

DIRECT DEPOSIT OF DIVIDENDS
Rock-Tenn shareholders may have their quarterly cash dividends automatically deposited to checking, savings or money market accounts through the automatic clearinghouse system. If you wish to participate in the program, please contact:

SunTrust Bank, Atlanta
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

ANNUAL MEETING
Northeast Atlanta Hilton
5993 Peachtree Industrial Boulevard
Norcross, Georgia 30092
Friday, January 26, 2001
9:00 A.M.

COMMON STOCK
Rock-Tenn Class A common stock trades on the New York Stock Exchange under the symbol RKT. There is not an established public trading market for the Company's Class B common stock.

As of December 7, 2000, there were approximately 5,299 Class A common shareholders of record and 120 Class B common shareholders of record.

                      PRICE RANGE OF CLASS A COMMON STOCK

                   FISCAL 2000        FISCAL 1999
--------------------------------------------------
                   HIGH     LOW      HIGH      LOW
First Quarter    $16.44   $13.56   $17.25   $10.25
Second Quarter    14.94     8.56    19.00    12.38
Third Quarter     10.00     8.38    17.13    12.19
Fourth Quarter    11.44     8.44    18.38    13.69
--------------------------------------------------

FORM 10-K REPORT
A copy of the Company's annual report on Form 10-K for the year ended September 30, 2000 as filed with the Securities and Exchange Commission is available at no charge to shareholders of record, by writing to:

Investor Relations Department
Rock-Tenn Company
P.O. Box 4098
Norcross, Georgia 30091

                               2000 ANNUAL REPORT