Form 10-K, Exhibit 13
period 2001-09-30
ROCK TENN CO
filed 2001-12-20
CIK 230498

                                                                      EXHIBIT 13



                                ROCK-TENN COMPANY

                               2001 ANNUAL REPORT

 In our 2000 annual report, we said that we planned to raise the bar on our own expectations and performance. OUR 2001 RESULTS SPEAK FOR THEMSELVES:


STRONG EARNINGS:  UP 15%

         Our net income is up 15% before plant closing and other one-time costs.


EBITDA:    $181 MILLION

         EBITDA is up $8 million from last year.*


FOLDING CARTON OPERATING INCOME:   UP 61%

         We consolidated our operations and improved our business mix.


CONTINUED GROWTH AT ALLIANCE:  SALES UP 19%

         Alliance sales increases drove operating income of our Merchandising Displays and Corrugated Packaging Segment up 9%


IMPRESSIVE PERFORMANCE IN PLASTICS: SALES UP 20%

         Plastic Packaging achieved a 20% increase in sales.


REDUCED DEBT:   $49 MILLION

         We used our free cash flow to repay $49 million in debt.

OUTSTANDING SAFETY RECORD:    2.24

         At 2.24 incidents per 200,000 man hours, our OSHA recordable incident rate is now the lowest it has been in our history.


                        THIS IS RELENTLESS PERFORMANCE.


*EBITDA represents earnings before interest, taxes, depreciation and amortization, and plant closing and other one-time charges.

        [PHOTO - James A. Rubright Chairman and Chief Executive Officer]



Q&A with Jim Rubright

WHAT WAS ROCK-TENN'S MOST SIGNIFICANT ACHIEVEMENT IN 2001?

I believe the fact that we were able to continue our strong capital investment program and still reduce debt by $49 million and pay $10 million in dividends shows the significant financial strength of this company and that we can generate substantial free cash flow.

                                        Rock-Tenn 2001 Annual Report       pg. 3


DEAR SHAREHOLDERS:

Satisfy our customers completely. Invest for competitive advantage. Empower action and change. Commit to high performance. Simple but powerful fundamentals that are driving our results.

Last year we announced our commitment to high performance and told you that we saw encouraging evidence of improvement ahead for Rock-Tenn. At the time we published our 2000 annual report, the signs of the economic downturn were all around us, and we may have appeared optimistic. Nonetheless, in 2001 we made our first down payment on our commitment. During a year when all of our markets faced serious downturns, the U.S. entered a recession and we and our competitors struggled with the effects of decreasing volumes and intense pressure on margins, Rock-Tenn increased core earnings per share (excluding plant closing costs) by 15%. We also significantly increased cash flow to continue our capital expenditure program, repay $49 million in debt and pay our shareholders $10 million in dividends. These results encourage us to stay with our strategy in 2002.

         This year, with the recession in full swing, we are committed to doing even better. In this report we will trace the reasons we improved in 2001 and mark the initiatives that we believe will lead to even better results in 2002.

RELENTLESS EFFORTS PROVIDE RESULTS

There are many specific achievements that contributed to the results of 2001, some of which we detail in this report, but they all evidence one trait imbedded in our culture -- we are relentless. Relentless in the pursuit of customer satisfaction, relentless in the pursuit of product and process innovation, relentless about lowering our costs and relentless in our commitment to high performance. Our culture is not for everyone. We have lost good people, but our culture has energized so many people and attracted so many more to our company who thrive on our culture that we are a much stronger company today than we were before. We are a home to people who are committed to working for a great company and who will do all they can to make Rock-Tenn just that.

PACKAGING PRODUCTS SEGMENT LOGS SIGNIFICANT IMPROVEMENT

Rock-Tenn's commitment to performance means commitment to increasing the value of our shares. That means growth in earnings power. Within our Packaging Products Segment, the Folding Carton Division is Rock-Tenn's largest business, with over $600 million in sales. Sales in 2001 were up 1% even though we closed four plants and consolidated the business into other, more efficient operations. To achieve this sales increase in the face of declining market conditions, we needed to retain almost all of our existing business despite these plant closings and deliver some strong new sales -- and we did it.

                               OPERATING CASH FLOW
                            (in millions of dollars)



1997        106

1998        126

1999        112

2000        102

2001        146

pg. 4

                                     EBITDA
                             Excluding plant closing
                            and other one-time costs
                            (in millions of dollars)

1997       142

1998       181

1999       180

2000       174

2001       181

Doing so in a much more efficient operating environment drove folding carton operating income up 61% in 2001, approaching our near-term goal of a return on sales of 5% across this business.

         This improving performance reflects the success of the consolidation program we implemented over the past two years. We have reduced the number of plants from 21 to 17 at a one-time cash cost of $13.5 million. The remaining folding carton plants provide expanded capabilities to serve the needs of both national and regional customers across the United States and Canada.

         Our folding carton customer base includes over 1,100 customers with our top 10 customers accounting for less than 30% of total folding carton sales. We feel that we are now positioned to grow in the folding carton business as opportunities arise, and we plan to invest approximately $10 million to add high-speed capacity in two of our folding carton plants during fiscal 2002.

         Rock-Tenn's relentless performance this past year was also evident in our plastic packaging business. Earnings grew significantly as we completed the transformation of this business to a low-cost leader in the high-end, custom thermoformed plastics market. Our Plastic Packaging Division continued to grow during fiscal 2001 to $77 million in annual sales. This increase reflects the continued focus of this team on identifying specific customer market needs and meeting them with high-value custom packaging products. This includes the successful DuraFresh(TM) rigid case ready tray line, which continues to attract new business from meat, poultry and seafood processors. In January of fiscal 2002, our expanded capacity will be 400 million trays per year, up from 300 million per year.

         While we are pleased with the performance of these two divisions, the results of our RTS Packaging joint venture with Sonoco were unsatisfactory. Volumes declined 10% primarily due to our failure to retain the business of one major glass producer with whom we have had a long-term contract. At the end of the year we

CAN ROCK-TENN CONTINUE TO INCREASE EARNINGS IN 2002?

Many of the operating improvements and capital investments we made in 2001 will gain traction in 2002. We also should see continuing growth at Alliance and in the Folding Carton Division's results. With all of these drivers in place, our employees should be able to produce even better results in 2002.

                                        Rock-Tenn 2001 Annual Report       pg. 5


                                OPERATING INCOME
                             Excluding plant closing
                            and other one-time costs
                            (in millions of dollars)


1997         80

1998        116

1999        114

2000        101

2001        108

further consolidated operations by eliminating one Midwestern plant, which we believe will lead to stronger results in 2002.

MERCHANDISING DISPLAYS AND CORRUGATED PACKAGING SEGMENT: ALLIANCE GROWTH STILL STRONG

Our focus on opportunities to expand our merchandising and display business led to another year of growth at Alliance. In 2001, our sales grew 19% with a comparable increase in earnings as the Alliance team continued to consolidate their market leadership position. Alliance capitalizes on the shift of promotional dollars into direct-to-consumer, in-store advertising. Alliance's Concept-to-Consumer(R) strategy has proven to be highly attractive to consumer products companies as they continue to seek more service from single-source vendors. Our sales at Alliance increased from $153 million to $181 million during fiscal 2001. We are excited about the prospects of continued expansion in 2002 as Alliance continues to find new avenues for meeting the growing market-driven needs of consumer products companies.

         Our Corrugated Packaging Division continues to provide outstanding service to customers in the Southeast. While our sales and profits declined somewhat during fiscal 2001, reflecting general conditions in the corrugated packaging industry as a whole, we continue to earn attractive returns in this business and are evaluating opportunities to expand these operations during fiscal 2002.

PAPERBOARD SEGMENT: MIXED RESULTS

Our coated paperboard mills produced very good results in an extremely difficult marketplace in 2001. In the face of weak demand for coated boxboard and intense price pressure, our Coated Paperboard Division actually increased operating income 24% to $37 million. Intense focus on operating excellence and product quality and a favorable cost environment for recycled fiber combined to produce these exceptional results.

         Within the Specialty Paperboard Division, we had our challenges during 2001, with two areas of our business adversely affecting our performance. In our laminated paperboard products converting business, very weak demand for ready-to-assemble furniture components and for book covers led to poor operating results for these converting operations, as well as adversely affecting our specialty mills through lower demand for





DO YOU THINK INVESTING IN YOURSELVES IS STILL THE BEST STRATEGY?

We will invest in ourselves to achieve competitive advantage and be a market leader in all of our businesses. Take that as a given. However, I think we have achieved the financial capacity to take advantage of more of the opportunities that may arise in the future. I see us being more outwardly focused on growth opportunities over time as the improvements we have made at Rock-Tenn gain momentum.

pg. 6

                              CAPITAL EXPENDITURES
                            (in millions of dollars)


1997        87

1998        82

1999        92

2000        95

2001        73

paperboard. In December 2000, we idled the No. 1 paper machine at our Lynchburg Mill, which helped increase operating rates at our other specialty mills to 96% for the fiscal year. However, the costs of idling this machine, as well as higher than expected start-up costs at the rebuilt No. 2 machine, which we have contributed to the Seven Hills joint venture, significantly reduced the operating income for our specialty mills. During fiscal 2002 we expect to bring our Seven Hills joint venture with Lafarge Corporation up to full production. When production for Lafarge fully ramps up during 2002, we will produce over 70,000 tons per year of gypsum paperboard liner for Lafarge's United States gypsum wallboard plants. We expect this venture to be accretive to earnings in fiscal 2002.

NEW INITIATIVES FOR 2002

Over the past year, we have undertaken a number of initiatives that will support our culture of relentless performance. For fiscal 2002, we have instituted a new financial measure for all of our decision-making based on the concept of return over capital costs. Stated simply, we assess a financial charge on all of our operations for the assets they employ, and measure performance by comparing operating income to the capital charge. We believe this new measure will foster much greater long-term accountability all down the line for the decisions we make in allocating capital expenditures and investing in our business.

         During the past fiscal year, we also began an ongoing process of systematically asking our customers how satisfied they are with our products and services. The results of this initiative will give us an objective yardstick to measure our performance. Even in its early days we have gathered a wealth of data to improve our performance. Our goal is to satisfy our customers completely, every time, and become our customers' unquestioned supplier of choice. We are so committed to this measure of customer satisfaction that we have added it to financial performance and safety performance as the measures for our management incentive bonus plans. We are committed to continuously improving our customer satisfaction.



DO YOU THINK ANY CHANGES IN ROCK-TENN'S CULTURE ARE NEEDED?

Our culture is our most important asset. As long as we stay committed to empowering our employees in a decentralized environment and relentlessly pursuing high performance, we will continue to retain and attract employees who will deliver superior results.

                                             Rock-Tenn 2001 Annual Report  pg. 7

                                    NET SALES
                            (in millions of dollars)

1997        1,114

1998        1,297

1999        1,313

2000        1,463

2001        1,442

         During fiscal 2001 we also instituted the Six Sigma quality and process improvement program as a company-wide initiative. We currently have 12 black belts in training and will add 12 more in 2002. Each black belt will spend two years exclusively devoted to quality and process improvement projects. This is a very significant commitment of people and money for our company that we believe will produce breakthrough gains in quality, productivity and process effectiveness.


IN 2002 WE WILL STAY WITH OUR STRATEGY

Our results in fiscal 2001 confirm our commitment to our strategy for 2002. As we said last year - our strategy is very straight-forward. We will invest in ourselves for competitive advantage and growth. We will execute consistently with a relentless pursuit of improvement, and create a culture of high performance and innovation to maximize our return on invested capital and create market leaders. We made progress on all fronts in 2001, but much remains to be done in 2002, and we all look forward to the opportunities ahead for further progress this year.

         I want to thank Rock-Tenn's employees for their relentless efforts during a difficult economic time and for proving that this company has what it takes to be great. I look forward to working with all of you to make that goal a reality.


Sincerely,


/s/ James A. Rubright


James A. Rubright
Chairman and Chief Executive Officer


RANDY SEXTON RETIRES FROM BOARD

At our January shareholders' meeting, Randy Sexton will retire as a director of Rock-Tenn Company. Randy has been a director since 1967 and throughout that time has been a highly valued advisor, thoughtful contributor to our decisions and a good friend. We all thank Randy for his great service to Rock-Tenn Company.

pg. 8

                                    [PHOTO]


"The growing number of magazines, television channels and other advertising outlets means that ads featured in those mediums are reaching ever-smaller individual audiences. As a result, a growing number of consumer products companies are shifting their advertising dollars to in-store advertising, where consumers really make up their minds. As that trend continues, we expect our business to only get better."

Jim Einstein, Executive Vice

President and General Manager,

Alliance Division

                                             Rock-Tenn 2001 Annual Report  pg. 9

RELENTLESS
PERFORMANCE
MEANS
RELENTLESS
GROWTH

                                 ALLIANCE SALES
                            (in millions of dollars)

1997         65

1998         72

1999        112

2000        153

2001        181

[GRAPHIC]

ALLIANCE CONTINUES GROWTH

Hard work. Excellent sales and marketing. Strong customer relationships. Impeccable quality. Superb service. Those qualities, which are the essence of Rock-Tenn's Alliance Division, helped Alliance realize significant increases in volume, operating in a highly fragmented, $17 billion point-of-purchase market. The division's growth has significantly outpaced the industry - 20% annually vs. 7% for the industry.

Alliance provides a fully integrated, Concept-to-Consumer(R) point-of-sale display solution with complete design, manufacturing, pack-out and distribution services. In 2001, the division's design of a countertop display for Procter & Gamble's "Visionary Light" line of Olay(R) cosmetics received the top award among hundreds of entries at the Point of Purchase Advertising International's annual meeting.

pg. 10


CONSOLIDATED
SHARPENS
PROFITS

        1999       28

        2000       19

        2001       30


FOLDING CARTON OPERATING INCOME
   (in millions of dollars)

FOLDING CARTON EXECUTES

During 2000 and 2001, Rock-Tenn's Folding Carton Division closed four plants in order to optimize production in more efficient operations. Folding Carton, like other Rock-Tenn business units, is focused on being the low-cost leader and on specialty product categories that offer higher-than-average returns. And by doing more with less - management and overhead - the Folding Carton Division anticipates improving profit margins and strengthening its competitiveness in a fragmented and highly competitive marketplace.

                                   [GRAPHIC]

"There are three factors that typify the Folding Carton Division. One is a high-performing culture. The second is a focus on technology, which has enabled us to make giant leaps in productivity. And the third is innovative employees, who have created ingenious products like the new MillMask(TM) System, a patent-pending technological alternative fluorochemicals that prevents oil and grease from staining the surface of folding cartons and other paperboard substrates."

Nick George, Executive Vice
President and General Manager,
Folding Carton Division


                                    [PHOTO]
pg. 12



"Our new joint venture with Lafarge Corporation produces the highest-quality and lowest-cost gypsum paperboard liner available in North America."

Paul England, Executive Vice
President and General Manager,
Specialty Paperboard Division of
Rock-Tenn (left) and Tony Colak,
Vice President of Manufacturing,
Lafarge Gypsum Corporation


                                    [PHOTO]

                                         Rock-Tenn 2001 Annual Report     pg. 13


PARTNERSHIPS
OPEN NEW
SPECIALITY
MARKETS


1997               961

1998             1,141

1999             1,138

2000             1,148

2001             1,059

    PAPERBOARD TONS SHIPPED
     (in thousands of tons)

                                   [GRAPHIC]

JOINT VENTURE EXCELS

In 2001, Seven Hills Paperboard, LLC, a joint venture between Rock-Tenn and Lafarge Corporation, a leading gypsum wallboard manufacturer, completed the rebuilding of a paperboard machine at Rock-Tenn's Lynchburg, Virginia mill. The new joint venture machine will produce lightweight gypsum paperboard liner for sale to Lafarge's gypsum wallboard operations. Strategic joint ventures like Seven Hills allow Rock-Tenn to enter new marketplaces with breakthrough technologies to establish market-leading positions.

pg. 14



RETURN ON CAPITAL
PAYS OFF WITH
ENHANCED
VALUE


  1997       45

  1998       46

  1999       49

  2000       64

  2001       77


PLASTIC PACKAGING SALES
(in millions of dollars)

PLASTIC PACKAGING EXPANDS

A leading provider of thermoformed plastic packaging and extruded plastic roll stock, Rock-Tenn's Plastic Packaging Division is one of its smallest, yet fastest-growing businesses. Sales from Plastic Packaging have grown more than 20% per year since 1999, while the growth rate of the industry as a whole has been about 6%. Profits have risen along with sales over the same period. With its emphasis on introducing new and innovative custom packaging solutions, Plastic Packaging is becoming a significant contributor to Rock-Tenn's bottom line.

                                   [GRAPHIC]

"Our customers' markets demand that their products and our packaging solutions be innovative and be delivered fast. Our exceptional technical teams swiftly turn great packaging ideas into prototypes that we can quickly move into full production. Our quick turnarounds are a big competitive advantage."

Vince D'Amelio, Executive Vice
President and General Manager,
Plastic Packaging Division

                                    [PHOTO]
pg. 16



PACKAGING
TAKES OFF

Thousands of North American companies manufacture products that consumers buy every day, from candy to cosmetics and from processed meat to medical supplies. These companies demand inventive and cost-effective packaging for their products. Recognizing Rock-Tenn's relentless pursuit of quality, innovation and customer service, consumer products companies and manufacturers throughout North America rely on Rock-Tenn to help bring their products to market with creative, imaginative and attractively priced packaging and point-of-purchase displays.


PACKAGING PRODUCTS

Providing innovative solutions to customers' paperboard and plastic packaging needs.


MERCHANDISING DISPLAYS AND CORRUGATED PACKAGING

Offering Concept-to-Consumer(R) services for in-store merchandising and displays and corrugated packaging.


PAPERBOARD

Making it ourselves allows us to control the quality of the product that we use throughout Rock-Tenn.

                               PACKAGING PRODUCTS

                  [GRAPHIC]                [GRAPHIC]

                  [GRAPHIC]                [GRAPHIC]

                  [GRAPHIC]                [GRAPHIC]

                  [GRAPHIC]                [GRAPHIC]

                                         Rock-Tenn 2001 Annual Report     pg. 17



                 MERCHANDISING DISPLAYS & CORRUGATED PACKAGING

                  [GRAPHIC]                [GRAPHIC]

                  [GRAPHIC]                [GRAPHIC]

                  [GRAPHIC]                [GRAPHIC]



                                   PAPERBOARD


                                    [GRAPHIC]

                                    [GRAPHIC]

                                    [GRAPHIC]

                                    [GRAPHIC]
pg. 18



"Safety is the ultimate people issue in a manufacturing company, and nothing is more important than to be relentless about helping each person work safely. People who work safely and are in an environment that encourages safe work habits produce better quality products, have better productivity and take care of customers better."

Star Evans, Human Resource
and Safety Director, Specialty
Paperboard Division, Lynchburg,
Virginia

                                    [PHOTO]

                                         Rock-Tenn 2001 Annual Report     pg. 19



SAFETY
RULES

The relentless pursuit of a safe work environment began over a decade ago. Rock-Tenn's focus is plain and simple: we do not believe that people have to get hurt. This approach goes beyond compliance and is built on the strong belief that all injuries are preventable. Efforts and initiatives are varied across the business units, but a strong top down and bottom up accountability structure assures continued success and even greater results. Rock-Tenn will continue to focus its resources on the creation of a safe work environment for its employees.

                           1990    11.64
                           1991     8.45
                           1992     9.00
                           1993     6.71
                           1994     5.98
                           1995     4.70
                           1996     3.58
                           1997     3.77
                           1998     3.77
                           1999     2.48
                           2000     2.52
                           2001     2.24


                      TOTAL RECORDABLE PERSONAL INJURY RATE
                        (incidents per 200,000 man hours)
pg. 20



ENVIRONMENT
RECYCLES

Preserving and conserving the environment concerns many consumers and businesses alike as they enter the 21st century. Recovering and recycling paper plays an important role in protecting the environment since recovered paper is diverted from the solid waste stream and made into new products.

Rock-Tenn has turned an environmentally friendly activity into a vital part of its business. Operating 14 paper-collecting facilities and twelve 100%-recycled paperboard mills throughout the United States, each year the company handles over one and a half million tons of recovered paper - including corrugated containerboard, newsprint and office papers - to produce recycled paperboard for its own divisions as well as for other companies. Products produced from recovered paper range from packaging for pasta and overnight mailing envelopes to coverboard for books, binders and notepads.

                             1999          1,709

                             2000          1,707

                             2001          1,632

                             WASTEPAPER SOURCED BY
                              ROCK-TENN COMPANY(*)
                             (in thousands of tons)

* Includes wastepaper purchased by Rock-Tenn mills and wastepaper sourced by the Recycled Fiber Division for third parties.

[ROCK-TENN COMPANY LOGO]

Rock-Tenn Company
504 Thrasher Street
Norcross, GA 30071
770-448-2193
www.rocktenn.com


                                   RELENTLESS
                                  PERFORMANCE


                                    [PHOTO]



                               ROCK-TENN COMPANY
                               2001 ANNUAL REPORT

CONTENTS        2.  letter
                8.  growth
               10.  consolidation
               12.  partnerships
               14.  return on capital
               16.  at-a-glance
               18.  safety
               20.  environment
               21.  index to financials

ROCK-TENN is one of North America's leading manufacturers of packaging products, merchandising displays and recycled paperboard. Since its founding in 1936, Rock-Tenn has focused on developing packaging and paperboard products that bring high value to its customers, employees and shareholders.

The Company operates over 70 manufacturing facilities throughout the United States, Canada, Mexico and Chile, and employs approximately 8,600 people.

Headquartered in Norcross, Georgia, Rock-Tenn is listed on the New York Stock Exchange. The Company's Class A common stock trades under the symbol RKT.

                            SHAREHOLDER INFORMATION

HOME OFFICE
504 Thrasher Street
Norcross, Georgia 30071
770-448-2193

TRANSFER AGENT AND REGISTRAR
SunTrust Bank
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

INVESTOR RELATIONS
Investor Relations Department
Rock-Tenn Company
P.O. Box 4098
Norcross, Georgia 30091
770-448-2193
Fax:770-263-3582

AUDITORS
Ernst & Young, LLPP
600 Peachtree Street
Suite 2800
Atlanta, Georgia 30308

DIRECT DEPOSIT OF DIVIDENDS

Rock-Tenn shareholders may have their quarterly cash dividends automatically deposited to checking, savings or money market accounts through the automatic clearinghouse system. If you wish to participate in the program, please contact:

SunTrust Bank
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

ANNUAL MEETING
Northeast Atlanta Hilton
5993 Peachtree Industrial Boulevard
Norcross, Georgia 30092
Friday, January 25, 2002
9:00 a.m.

COMMON STOCK

Rock-Tenn Class A common stock trades on the New York Stock Exchange under the symbol RKT. There is not an established public trading market for the Company's Class B common stock.

As of December 6, 2001, there were approximately 501 Class A common shareholders of record and 116 Class B common shareholders of record.

PRICE RANGE OF CLASS A COMMON STOCK

                         Fiscal 2001           Fiscal 2000
-------------------------------------------------------------
                        High      Low        High        Low
First Quarter          $10.38    $6.31      $16.44     $13.56
Second Quarter         $ 8.98    $7.13       14.94       8.56
Third Quarter          $13.10    $6.75       10.00       8.44
Fourth Quarter         $14.00    $8.70       11.44       8.44
-------------------------------------------------------------

FORM 10-K REPORT

A copy of the Company's annual report on Form 10-K for the year ended September 30, 2001 as filed with the Securities and Exchange Commission is available at no charge to shareholders of record by writing to:

Investor Relations Department
Rock-Tenn Company
P.O. Box 4098
Norcross, Georgia 30091

                                            Rock-Tenn 2001 Annual Report  pg. 21


                                ROCK-TENN COMPANY
                                FINANCIAL REVIEW

Five-Year Selected Financial and Operating Highlights                     22

Management's Discussion and Analysis of
Results of Operations and Financial Condition                             23

Consolidated Statements of Operations                                     34

Consolidated Balance Sheets                                               35

Consolidated Statements of Shareholders' Equity                           36

Consolidated Statements of Cash Flows                                     37

Notes to Consolidated Financial Statements                                38

Report of Independent Auditors                                            52

Management's Statement of Responsibility for Financial Information        53

Officers and Directors                                                    54
pg. 22


              FIVE-YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS


                                                                 Year Ended September 30,
(In Thousands, Except Per Share Amounts)     2001           2000           1999          1998         1997(e)
--------------------------------------------------------------------------------------------------------------
Net sales                                 $1,441,632    $ 1,463,288     $1,313,371    $1,297,360    $1,113,883
Plant closing and other one-time costs        16,893         65,630          6,932         1,997        16,251
Income (loss) before income taxes             52,134         (4,346)        70,253        74,613        37,756
Net income (loss)                             30,523        (15,916)        39,698        42,020        16,101
--------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per
  common share(a)                               0.91          (0.46)          1.13          1.20          0.47
Diluted earnings per common share
  excluding plant closing and other
  one-time costs(a)                             1.17           1.02           1.25          1.23          0.90
Dividends paid per common share(a)              0.30           0.30           0.30          0.30          0.30
Book value per common share(a)                 12.00          11.57          12.36         11.49         10.80
--------------------------------------------------------------------------------------------------------------
Total assets                               1,164,413      1,158,963      1,161,470     1,111,481     1,113,686
Debt, including hedge
  adjustment(b)                              494,242        534,820        498,845       508,338       533,622
Shareholders' equity                         402,760        386,303        432,164       397,415       371,212
--------------------------------------------------------------------------------------------------------------
EBITDA(c)                                    181,418        173,502        180,448       181,487       142,193
Cash provided by operating activities        146,027        102,444        112,416       125,688       106,377
Goodwill amortization(d)                       8,569          9,069          9,410         9,429         7,070
Capital expenditures                          72,561         94,640         92,333        81,666        87,016
Cash contributed to joint
  venture investment                           9,627          7,133             --            --            --
Cash paid for purchases of businesses             --             --             --            --       301,287
--------------------------------------------------------------------------------------------------------------

Notes:

(a)      Gives effect to a 10% stock dividend paid on November 15, 1996.

(b) Includes adjustment for the fair value hedge in the amount of $8,603,000 as of September 30, 2001.

(c) EBITDA represents earnings before interest, taxes, depreciation and amortization, and plant closing and other one-time charges. EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

(d) Amount not deductible for income tax purposes was $6,189,000, $6,550,000, $6,900,000, $6,928,000 and $4,760,000 in fiscal 2001, 2000,
         1999, 1998 and 1997, respectively.

(e) Reflects (i) the results of operations of Waldorf Corporation, Rite Paper Products Inc. and The Davey Company beginning from the respective dates of acquisition and (ii) the results of operations of RTS Packaging, LLC from the date of formation.

                                            Rock-Tenn 2001 Annual Report  pg. 23


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                of Results of Operations and Financial Condition


Segment and Market Information

We report our results in three industry segments: (1) packaging products, (2) merchandising displays and corrugated packaging, and (3) paperboard. No customer accounts for more than 5% of our consolidated net sales.

         The packaging products segment consists of facilities that produce folding cartons, interior packaging and thermoformed plastic packaging. We compete with a significant number of national, regional and local packaging suppliers. During fiscal 2001, we sold packaging products to approximately 3,100 customers. We sell packaging products to a number of large national customers; however, the majority of our packaging products sales are to smaller national and regional customers. The packaging business is highly competitive. As a result, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

         The merchandising displays and corrugated packaging segment consists of facilities that produce merchandising displays and flexographic and litho-laminated corrugated packaging. We compete with a number of national, regional and local suppliers of those goods and services in this segment. During fiscal 2001, we sold display products and corrugated packaging to approximately 1,100 customers. Due to the highly competitive nature of the merchandising displays and corrugated packaging business, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

         The paperboard segment consists of facilities that collect recovered paper and that manufacture 100% recycled clay-coated and specialty paperboard, corrugating medium, and laminated paperboard products. In our clay-coated and specialty paperboard divisions, we compete with integrated and non-integrated national, regional and local companies manufacturing various grades of paperboard. In our laminated paperboard products division, we compete with a small number of national, regional and local companies offering highly specialized products. We also compete with foreign companies in the book cover market. Our recycled fiber division competes with national, regional and local companies. During fiscal 2001, we sold recycled paperboard, corrugating medium, laminated paperboard products and recovered paper to approximately 2,100 customers. A significant percentage of our sales of recycled paperboard is made to our packaging products and merchandising displays and corrugated packaging segments and to our laminated paperboard products division. Our paperboard segment's sales volumes may therefore be directly impacted by changes in demand for our packaging and laminated paperboard products.

         Income and expenses that are not reflected in the information used by management to make operating decisions and assess operating performance are reported as non-allocated expenses. These include elimination of intersegment profit and certain corporate expenses.

         Previously reported segment income results have been restated for all years presented in order to conform to changes in internal reporting measures used by management. Segment operating income now reflects adjustments to record inventory on the last-in, first-out, or "LIFO," method, reallocation of corporate expenses due to a change in methodology and non-allocation of goodwill amortization expense.

pg. 24

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                Fiscal Year Ended September 30,
(In Millions)                               2001            2000             1999
------------------------------------------------------------------------------------
Net sales (aggregate):
 Packaging Products                     $    806.1       $    797.4       $    749.9
 Merchandising Displays
  and Corrugated
  Packaging                                  263.4            238.8            180.9
 Paperboard                                  524.5            588.5            529.0
------------------------------------------------------------------------------------
Total                                   $  1,594.0       $  1,624.7       $  1,459.8
====================================================================================
Net sales (intersegment):
 Packaging Products                     $      3.5       $      5.3       $      3.5
 Merchandising Displays
  and Corrugated
  Packaging                                    5.6              5.3              4.3
 Paperboard                                  143.3            150.8            138.6
------------------------------------------------------------------------------------
Total                                   $    152.4       $    161.4       $    146.4
====================================================================================
Net sales (unaffiliated customers):
 Packaging Products                     $    802.6       $    792.1       $    746.4
 Merchandising Displays
  and Corrugated
  Packaging                                  257.8            233.5            176.6
 Paperboard                                  381.2            437.7            390.4
------------------------------------------------------------------------------------
Total                                   $  1,441.6       $  1,463.3       $  1,313.4
====================================================================================
Segment income:
 Packaging Products                     $     48.1       $     39.7       $     48.6
 Merchandising Displays
  and Corrugated
  Packaging                                   30.2             27.6             22.2
 Paperboard                                   41.6             51.4             60.3
------------------------------------------------------------------------------------
                                             119.9            118.7            131.1
 Goodwill amortization                        (8.6)            (9.1)            (9.4)
 Plant closing and
  other one-time costs                       (16.9)           (65.6)            (6.9)
 Non-allocated expenses                       (5.4)            (8.2)            (7.7)

 Interest expense                            (35.0)           (35.5)           (31.2)
 Interest and other
  income                                       0.5              0.4              0.4
 Minority interest in
  income of
  consolidated
  subsidiary                                  (2.4)            (5.0)            (6.0)
------------------------------------------------------------------------------------
 Income (loss) before
  income taxes                          $     52.1       $     (4.3)      $     70.3
------------------------------------------------------------------------------------

Results of Operations

We provide quarterly information in the following tables to assist in evaluating trends in our results of operations. For additional discussion of quarterly information, see our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

NET SALES (UNAFFILIATED CUSTOMERS)

Net sales for fiscal 2001 decreased 1.5% to $1,441.6 million from $1,463.3 million for fiscal 2000. Net sales decreased as a result of decreased volumes in specialty paperboard and laminated paperboard products as well as price decreases in recycled fiber. These price and volume declines were partially offset by price and volume increases in displays and plastic packaging.

         Net sales for fiscal 2000 increased 11.4% to $1,463.3 million from $1,313.4 million for fiscal 1999. Net sales increased primarily as a result of increased volumes and price increases in merchandising displays, corrugated packaging and plastic packaging.

Net Sales (Aggregate) - Packaging Products Segment

                       First      Second        Third     Fourth      Fiscal
 (In Millions)        Quarter     Quarter      Quarter    Quarter      Year
-----------------------------------------------------------------------------
 1999                 $ 185.7     $ 180.7     $ 186.9     $ 196.6     $ 749.9
 2000                   192.9       195.1       202.8       206.6       797.4
 2001                   195.6       206.9       198.6       205.0       806.1

         Net sales of the packaging products segment before intersegment eliminations for fiscal 2001 increased 1.1% to $806.1 million from $797.4 million for fiscal 2000.

         Net sales of the packaging products segment before intersegment eliminations for fiscal 2000 increased 6.3% to $797.4 million from $749.9 million for fiscal 1999.

Net Sales (Aggregate) by Division - Packaging Products Segment

                        Folding       RTS         Plastic
 (In Millions)          Carton     Packaging     Packaging
-----------------------------------------------------------
 1999                   $ 565.3     $ 136.0       $ 48.6
 2000                     597.4       136.4         63.6
 2001                     602.7       126.5         76.9

         The increase in net sales of the packaging products segment before intersegment eliminations for fiscal 2001 as compared to fiscal 2000 was primarily the result of increased prices and volumes in our plastic packaging business offset by lower volumes in our interior packaging business.

         The increase in net sales of the packaging products segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was primarily the result of increased volumes in our plastic packaging division and increased prices and volumes in our folding carton group.

                                           Rock-Tenn 2001 Annual Report   pg. 25


Net Sales (Aggregate) - Merchandising Displays and Corrugated
Packaging Segment

                    First      Second        Third      Fourth     Fiscal
 (In Millions)     Quarter     Quarter      Quarter     Quarter     Year
--------------------------------------------------------------------------
 1999              $ 37.8      $ 41.4       $ 45.0      $ 56.7     $180.9
 2000                52.3        59.2         59.1        68.2      238.8
 2001                57.8        65.8         65.8        74.0      263.4

         Net sales within this segment before intersegment eliminations for fiscal 2001 increased 10.3% to $263.4 million from $238.8 million for fiscal 2000.

         Net sales within this segment before intersegment eliminations for fiscal 2000 increased 32.0% to $238.8 million from $180.9 million for fiscal 1999.

Net Sales (Aggregate) by Division - Merchandising Displays and
Corrugated Packaging Segment

                         Alliance      Corrugated
 (In Millions)           Display       Packaging
-------------------------------------------------
 1999                    $ 112.0         $ 68.9
 2000                      152.7           86.1
 2001                      181.1           82.3

         The increase in net sales of the merchandising displays and corrugated packaging segment before intersegment eliminations for fiscal 2001 as compared to fiscal 2000 was the result of increased volumes and increases in pricing of displays offset by lower volumes in our corrugated packaging business due to generally weaker market conditions.

         The increase in net sales of the merchandising displays and corrugated packaging segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was the result of increased volumes and increases in pricing of merchandising displays and corrugated packaging.

Net Sales (Aggregate) - Paperboard Segment

                    First      Second       Third      Fourth       Fiscal
 (In Millions)     Quarter     Quarter     Quarter     Quarter       Year
---------------------------------------------------------------------------
 1999              $ 122.5     $ 127.0     $ 134.5     $ 145.0      $ 529.0
 2000                144.3       154.7       148.9       140.6        588.5
 2001                131.5       133.1       130.5       129.4        524.5

         Net sales of the paperboard segment before intersegment eliminations for fiscal 2001 decreased 10.9% to $524.5 million from $588.5 million for fiscal 2000.

         Net sales of the paperboard segment before intersegment eliminations for fiscal 2000 increased 11.2% to $588.5 million from $529.0 million for fiscal 1999.

Net Sales (Aggregate) by Division - Paperboard Segment

                                                                Laminated
                       Coated       Specialty      Recycled     Paperboard
 (In Millions)       Paperboard     Paperboard      Fiber       Products
---------------------------------------------------------------------------
 1999                 $  268.5       $  85.6        $  28.0      $  146.9
 2000                    304.0         100.3           48.4         135.8
 2001                    295.4          83.2           33.0         112.9

         The decrease in net sales of the paperboard segment before intersegment eliminations for fiscal 2001 as compared to fiscal 2000 was the result of a significant decline in recycled fiber prices as well as volume declines due to a general weakening in the book and ready-to-assemble furniture industries. Reduced volumes at our interior packaging business over fiscal 2000 further contributed to the sales decline.

         The increase in net sales of the paperboard segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was the result of increased volumes and prices in the recycled fiber and coated and specialty paperboard divisions.

COST OF GOODS SOLD

Cost of goods sold for fiscal 2001 decreased 2.6% to $1,144.8 million from $1,174.8 million for fiscal 2000. Cost of goods sold as a percentage of net sales for fiscal 2001 decreased to 79.4% from 80.3% for fiscal 2000. The decrease in cost of goods sold as a percentage of net sales resulted from lower average recovered paper costs offset by higher energy expenses.

         Cost of goods sold for fiscal 2000 increased 15.3% to $1,174.8 million from $1,019.2 million for fiscal 1999. Cost of goods sold as a percentage of net sales for fiscal 2000 increased to 80.3% from 77.6% for fiscal 1999. The increase in cost of goods sold as a percentage of net sales resulted from higher average recovered paper costs and higher operating costs at several plants, some of which were related to the start-up of certain new equipment, and higher energy and freight costs.


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

pg. 26


                       MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following table illustrates the comparative effect of LIFO and FIFO accounting on our results of operations. These supplemental FIFO earnings reflect the after-tax effect of eliminating the LIFO adjustment each year.


                                     2001                          2000                                1999
                            -----------------------       -------------------------          --------------------------
(In Millions)               LIFO           FIFO           LIFO             FIFO              LIFO              FIFO
Cost of goods sold          $1,144.8       $1,147.7       $ 1,174.8       $ 1,169.5          $ 1,019.2        $ 1,019.0

Net (loss) income               30.5           28.7           (15.9)          (12.6)              39.7             39.8

GROSS PROFIT

 (% of         First      Second     Third     Fourth      Fiscal
 Net Sales)   Quarter    Quarter    Quarter    Quarter      Year
-----------   -------    -------    -------    -------     ------
 1999           23.0        22.1       22.3       22.3        22.4
 2000           20.8        19.9       18.8       19.4        19.7
               -----       -----      -----      -----       -----
 2001           19.1        20.1       21.4       21.6        20.6
               =====       =====      =====      =====       =====

         Gross profit for fiscal 2001 increased 2.9% to $296.8 million from $288.5 million for fiscal 2000. Gross profit as a percentage of net sales increased to 20.6% for fiscal 2001 from 19.7% for fiscal 2000.

         Gross profit for fiscal 2000 decreased 1.9% to $288.5 million from $294.2 million for fiscal 1999. Gross profit as a percentage of net sales decreased to 19.7% for fiscal 2000 from 22.4% for fiscal 1999. See also Cost of Goods Sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for fiscal 2001 increased 1.3% to $180.3 million from $178.0 million for fiscal 2000. Selling, general and administrative expenses as a percentage of net sales for fiscal 2001 increased to 12.5% from 12.2% for fiscal 2000. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 2001 resulted primarily from increased compensation expenses in relation to net sales.

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

PLANT CLOSING AND OTHER COSTS

During fiscal 2001, we incurred plant closing and other costs related to announced facility closings. We generally accrue the cost of employee terminations at the time of notification to the employees. Certain other costs, such as moving and relocation costs, are expensed as incurred. These plant closing costs include the closing of a folding carton plant in Augusta, Georgia and an interior packaging plant in Eaton, Indiana.

The closures resulted in the termination of approximately 210 employees. In connection with these closings, we incurred charges of $6.2 million during fiscal 2001, which consisted mainly of asset impairment, severance, equipment relocation, disposal costs and related expenses. Payments of $0.8 million were made in fiscal 2001. The remaining liability at September 30, 2001 is $1.5 million. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $6.2 million would have been charged to the packaging products segment. We have consolidated the operations of the Augusta folding plant and the Eaton interior packaging plant into other existing facilities.

         During fiscal 2000, we closed a laminated paperboard products plant in Lynchburg, Virginia and folding carton plants in Chicago, Illinois, Norcross, Georgia and Madison, Wisconsin. The closures resulted in the termination of approximately 550 employees. In connection with these closings, we incurred charges of $61.1 million during fiscal 2000, which consisted mainly of asset impairment, severance, equipment relocation, lease write-downs and other related expenses, including business interruption and other inefficiencies. Of the $61.1 million, $46.0 million represented asset impairment charges related to the determination of material diminution in the value of assets, including goodwill of $25.4 million (which is not deductible for tax purposes), relating to our two folding carton plants that use web offset technology, as well as assets relating to the other closed facilities. We made payments of $2.4 million and $12.6 million in fiscal 2001 and fiscal 2000, respectively, and made an accrual adjustment of $0.6 million to increase the liability during fiscal 2001. The remaining liability at September 30, 2001 is $0.7 million. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $50.2 million would have been charged to the packaging products segment, $9.3 million would have been charged to the paperboard segment and $1.6 million would have been non-allocated in fiscal 2000. We have consolidated the operations of these closed plants into other existing facilities.

         During fiscal 2000, we decided to remove certain equipment from service primarily in our laminated paperboard products division. As a result of this decision, we incurred impairment charges of $4.6 million related to this equipment.

                                            Rock-Tenn 2001 Annual Report  pg. 27


         During fiscal 1999, we closed a folding carton plant in Taylorsville, North Carolina, a laminated paperboard products operation in Otsego, Michigan and an uncoated paper mill serving our coverboard converting operations in Jersey City, New Jersey. The closures resulted in the termination of approximately 280 employees. In connection with these closings, we incurred charges of $6.3 million during fiscal 1999, which consisted mainly of severance, equipment relocation, expected losses on the disposition of the facility and related expenses. We made payments of $0.3 million and $4.1 million in fiscal 2000 and 1999, respectively, incurred losses of $0.2 million and $0.8 million in connection with the disposal of inventory and other assets during fiscal 2000 and 1999, respectively, made an adjustment of $0.1 million to reduce the liability during fiscal 2000 and reduced the carrying value of the Jersey City facility by $1.0 million during fiscal 1999. We do not have any remaining liability at September 30, 2001. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $3.9 million would have been charged to the paperboard segment in fiscal 1999 and $2.4 million of expense would have been charged to the packaging products segment in fiscal 1999. We have consolidated the operations of these closed plants into other existing facilities.

SEGMENT OPERATING INCOME

Operating Income - Packaging Products Segment

(In Millions,                                                      Net Sales        Operating        Return
Except Percentages)                                               (Aggregate)         Income        on Sales
-------------------                                               -----------       ---------       --------
First Quarter                                                      $  185.7          $   9.0           4.8%
Second Quarter                                                        180.7              7.5           4.2
Third Quarter                                                         186.9             13.6           7.3
Fourth Quarter                                                        196.6             18.5           9.4
                                                                   --------          -------          ----
Fiscal 1999                                                        $  749.9          $  48.6           6.5%
                                                                   ========          =======          ====

First Quarter                                                      $  192.9          $   7.6           3.9%
Second Quarter                                                        195.1              9.0           4.6
Third Quarter                                                         202.8             10.9           5.4
Fourth Quarter                                                        206.6             12.2           5.9
                                                                   --------          -------          ----
Fiscal 2000                                                        $  797.4          $  39.7           5.0%
                                                                   ========          =======          ====

First Quarter                                                      $  195.6          $  10.8           5.5%
Second Quarter                                                        206.9             11.7           5.7
Third Quarter                                                         198.6             12.8           6.4
Fourth Quarter                                                        205.0             12.8           6.2
                                                                   --------          -------          ----
Fiscal 2001                                                        $  806.1          $  48.1           6.0%
                                                                   ========          =======          ====

         Operating income attributable to the packaging products segment for fiscal 2001 increased 21.2% to $48.1 million from $39.7 million for fiscal 2000. Operating margin for fiscal 2001 was 6.0% compared to 5.0% for fiscal 2000. The increase in operating margin primarily resulted from operational efficiencies in our folding carton operations gained through plant consolidations in fiscal 2000 and 2001.

         Operating income attributable to the packaging products segment for fiscal 2000 decreased 18.3% to $39.7 million from $48.6 million for fiscal 1999. Operating margin for fiscal 2000 was 5.0% compared to 6.5% for fiscal 1999. The decrease in operating margin resulted from higher raw material costs, significant losses in our web offset folding carton operations and operational inefficiencies attributable in part to the start-up of new equipment.

Operating Income - Merchandising Displays and Corrugated
Packaging Segment

(In Millions,                                                      Net Sales        Operating        Return
Except Percentages)                                               (Aggregate)         Income        on Sales
-------------------                                               -----------       ---------       --------
 First Quarter                                                     $   37.8          $   8.1          21.4%
 Second Quarter                                                        41.4              9.4          22.7
 Third Quarter                                                         45.0              2.3           5.1
 Fourth Quarter                                                        56.7              2.4           4.2
                                                                   --------          -------          ----
 Fiscal 1999                                                       $  180.9          $  22.2          12.3%
                                                                   ========          =======          ====

 First Quarter                                                     $   52.3          $   6.0          11.5%
 Second Quarter                                                        59.2              7.4          12.5
 Third Quarter                                                         59.1              6.4          10.8
 Fourth Quarter                                                        68.2              7.8          11.4
                                                                   --------          -------          ----
 Fiscal 2000                                                       $  238.8          $  27.6          11.6%
                                                                   ========          =======          ====

 First Quarter                                                     $   57.8          $   2.8           4.8%
 Second Quarter                                                        65.8              8.5          12.9
 Third Quarter                                                         65.8              8.3          12.6
 Fourth Quarter                                                        74.0             10.6          14.3
                                                                   --------          -------          ----
 Fiscal 2001                                                       $  263.4          $  30.2          11.5%
                                                                   ========          =======          ====

         Operating income attributable to this segment for fiscal 2001 increased 9.4% to $30.2 million from $27.6 million for fiscal 2000. Operating margin for fiscal 2001 decreased to 11.5% from 11.6% in fiscal 2000. The decrease in operating margin resulted from lower sales volumes in our corrugated packaging business due to generally weaker market conditions.

         Operating income attributable to this segment for fiscal 2000 increased 24.3% to $27.6 million from $22.2 million for fiscal 1999. Operating margin for fiscal 2000 decreased to 11.6% from 12.3% in fiscal 1999. The decrease in operating margin was primarily the result of higher raw material costs.

pg. 28


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Income - Paperboard Segment

                                                                   Recycled      Average      Corrugated     Average     Weighted
                                                                  Paperboard    Recycled       Medium      Corrugated     Average
                        Net Sales      Operating                     Tons      Paperboard       Tons         Medium      Recovered
                       (Aggregate)       Income       Return        Shipped       Price        Shipped       Price      Paper Cost
                      (In Millions)  (In Millions)   on Sales   (In Thousands)  (Per Ton)   (In Thousands) (Per Ton)     (Per Ton)
                      -------------  -------------   --------   -------------- ----------   -------------- ----------   ----------
First Quarter            $ 122.5        $ 14.6         11.9%         230.7        $ 403          45.2        $ 288        $  53
Second Quarter             127.0          12.9         10.2          229.0          399          43.5          328           52
Third Quarter              134.5          17.3         12.9          249.4          398          45.3          340           58
Fourth Quarter             145.0          15.5         10.7          249.8          406          44.7          380           76
                         -------        ------        -----         ------        -----        ------        -----        -----
Fiscal 1999              $ 529.0        $ 60.3         11.4%         958.9        $ 401         178.7        $ 336        $  60
                         =======        ======        =====         ======        =====        ======        =====        =====

First Quarter            $ 144.3        $ 16.3         11.3%         250.4        $ 420          42.4        $ 386        $  83
Second Quarter             154.7          15.5         10.0          257.1          426          44.7          403           91
Third Quarter              148.9           8.6          5.8          242.0          445          40.9          419          108
Fourth Quarter             140.6          11.0          7.8          228.7          449          42.2          407           88
                         -------        ------        -----         ------        -----        ------        -----        -----
Fiscal 2000              $ 588.5        $ 51.4          8.7%         978.2        $ 435         170.2        $ 403        $  92
                         =======        ======        =====         ======        =====        ======        =====        =====

First Quarter            $ 131.5        $ 10.3          7.8%         216.7        $ 451          41.5        $ 393        $  65
Second Quarter             133.1          10.3          7.7          222.3          445          39.8          385           58
Third Quarter              130.5          10.5          8.0          223.4          437          42.0          369           53
Fourth Quarter             129.4          10.5          8.1          227.1          434          45.9          368           53
                         -------        ------        -----         ------        -----        ------        -----        -----
Fiscal 2001              $ 524.5        $ 41.6          7.9%         889.5        $ 442         169.2        $ 378        $  57
                         =======        ======        =====         ======        =====        ======        =====        =====

         Operating income attributable to the paperboard segment for fiscal 2001 decreased 19.1% to $41.6 million from $51.4 million for fiscal 2000. Operating margin for fiscal 2001 decreased to 7.9% from 8.7% in fiscal 2000. The decrease in operating margin was primarily the result of higher energy costs that were not fully passed on to customers, as well as a general economic downturn in the book and ready-to-assemble furniture industries. The significant decline in recycled fiber prices further contributed to the decrease in operating margin for the paperboard segment.

         Operating income attributable to the paperboard segment for fiscal 2000 decreased 14.8% to $51.4 million from $60.3 million for fiscal 1999. Operating margin for fiscal 2000 decreased to 8.7% from 11.4% in fiscal 1999. The decrease in operating margin was primarily the result of raw material, energy and freight cost increases that were not fully passed on to customers, costs associated with the start-up of new equipment and operational inefficiencies at certain paper mills.

INTEREST EXPENSE

Interest expense for fiscal 2001 decreased to $35.0 million from $35.5 million for fiscal 2000 and increased to $35.5 million for fiscal 2000 from $31.2 million for fiscal 1999. The decrease for fiscal 2001 primarily resulted from a decrease in the average outstanding borrowings and lower interest rates. The increase in fiscal 2000 primarily resulted from an increase in average outstanding borrowings and higher interest rates.

MINORITY INTEREST

Minority interest in income of our consolidated subsidiary for fiscal 2001 decreased 52.0% to $2.4 million from $5.0 million for fiscal 2000. The decline was due to decreased income in the joint venture resulting from reduced volumes in the interior packaging business primarily due to the loss of one large customer with whom we have had a long-term contract.

         Minority interest in income of our consolidated subsidiary for fiscal 2000 decreased 16.7% to $5.0 million from $6.0 million for fiscal 1999. The decline was due to decreased income in the joint venture resulting from higher raw material costs which were not fully passed on to customers.

                                            Rock-Tenn 2001 Annual Report  pg. 29


PROVISION FOR INCOME TAXES

Provision for income taxes for fiscal 2001 increased to $21.9 million from $11.6 million for fiscal 2000. Provision for income taxes for fiscal 2000 decreased to $11.6 million from $30.6 million for fiscal 1999. Excluding the effect of the $25.4 million non-cash write-off during fiscal 2000 of the goodwill associated with the impairment of assets at two facilities acquired in the Waldorf acquisition, which is non-deductible for tax purposes, our effective tax rate decreased to 42.0% for fiscal 2001 compared to 54.9% for fiscal 2000 and increased to 54.9% for fiscal 2000 compared to 43.5% for fiscal 1999. The decrease in the effective tax rate in fiscal 2001 primarily resulted from non-tax-deductible goodwill amortization comprising a lower percentage of pre-tax net income. The increase in the effective tax rate in fiscal 2000 was primarily due to higher non-tax-deductible goodwill amortization as a percentage of pretax net income.

NET INCOME (LOSS) AND DILUTED EARNINGS (LOSS) PER
COMMON SHARE

Net income for fiscal 2001 was $30.5 million compared to a net loss of $15.9 million for fiscal 2000. Net income as a percentage of net sales was 2.1% for fiscal 2001 compared to net loss as a percentage of net sales of 1.1% for fiscal 2000. Diluted earnings per share for fiscal 2001 was $0.91 compared to diluted loss per share of $0.46 for fiscal 2000.

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

DERIVATIVE INSTRUMENTS

We enter into a variety of derivative transactions. Generally, we designate at inception that derivatives hedge risks associated with specific assets, liabilities or future commitments and monitor each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in its value and changes in value of the underlying hedged item. Ineffectiveness related to our derivative transactions is not material. We include in operations amounts received or paid when the underlying transaction settles. Derivatives are included in other long-term liabilities and other assets on the balance sheet. We do not enter into or hold derivatives for trading or speculative purposes.

         From time to time, we use interest rate cap agreements and interest rate swap agreements to manage synthetically the interest rate characteristics of a portion of our outstanding debt and to limit our exposure to rising interest rates. Amounts to be received or paid as a result of interest rate cap agreements and interest rate swap agreements are accrued and recognized as an adjustment to interest expense related to the designated debt. The cost of purchasing interest rate caps is amortized to interest expense ratably during the life of the agreement. Gains or losses on terminations of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of terminated swap agreements.

         From time to time, we use forward contracts to limit our exposure to fluctuations in Canadian foreign currency rates with respect to our receivables denominated in Canadian dollars. The forward contracts are settled monthly and resulting gains or losses are recognized at the time of settlement.

         We use commodity swap agreements to limit our exposure to falling selling prices and rising raw material costs for a portion of our recycled corrugating medium production. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

INTEREST RATE

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt with both fixed and floating interest rates. From time to time, we use interest rate agreements effectively to cap the LIBOR rate on portions of the amount outstanding under our revolving credit facility. If market interest rates averaged 1% more than actual rates in 2001, our interest expense, after considering the effects of interest rate swap agreements, would have increased and income before taxes would have decreased by approximately $4.1 million. Comparatively, if market interest rates averaged 1% more than actual rates in fiscal 2000, our interest expense, after considering the effects pg. 30

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

of interest rate swap and cap agreements, would have increased and income before taxes would have decreased by approximately $4.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap and cap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment.

FOREIGN CURRENCY

We are exposed to changes in foreign currency rates with respect to our foreign currency-denominated operating revenues and expenses. We principally use forward contracts to limit exposure to fluctuations in Canadian foreign currency rates, our largest exposure. For fiscal 2001, a uniform 10% strengthening in the value of the dollar relative to the currency in which our sales are denominated would have resulted in an increase in gross profit of $0.5 million for fiscal
2001. Comparatively, for fiscal 2000, a uniform 10% strengthening in the value of the dollar relative to the currency in which our sales are denominated would have resulted in an increase in gross profit of $0.6 million for fiscal 2000. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

COMMODITIES

We sell recycled medium to various customers. The principal raw material used in the production of medium is old corrugated containers, or "OCC. "Medium prices and OCC costs fluctuate widely due to changing market forces. As a result, we make use of swap agreements to limit our exposure to falling selling prices and rising raw material costs of a portion of our recycled medium business. We estimate market risk as a hypothetical 10% decrease in selling prices or a 10% increase in raw material costs. Without the effect of our medium swaps, such a decrease would have resulted in lower sales of $3.1 million during fiscal 2001. Without the effect of our OCC swaps, such an increase would have resulted in higher costs of purchases of $0.3 million during fiscal 2001.

         In 2000, we estimated market risk as a hypothetical 10% decrease in selling prices or a 10% increase in raw material costs. Without the effect of our medium swaps, such a decrease would have resulted in lower sales of $2.9 million during fiscal 2000. Without the effect of our OCC swaps, such an increase would have resulted in higher costs of purchases of $0.9 million during fiscal 2000.

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

Liquidity and Capital Resources

WORKING CAPITAL AND CAPITAL EXPENDITURES

We have funded our working capital requirements and capital expenditures from net cash provided by operating activities, borrowings under term notes and bank credit facilities and proceeds received in connection with the issuance of industrial revenue bonds and debt and equity securities. During fiscal 2001, we sold $250 million of 8.20% notes due in 2011. The proceeds from the sale were used to repay borrowings outstanding under our revolving credit agreement. In conjunction with the issuance of these notes, we amended our revolving credit facility to reduce the aggregate borrowing availability to $300 million through fiscal 2005. At September 30, 2001, we had $8.0 million outstanding under our revolving credit facility. Cash and cash equivalents, $5.2 million at September 30, 2001, decreased from $5.4 million at September 30,2000.

         Net cash provided by operating activities for fiscal 2001 was $146.0 million compared to $102.4 million for fiscal 2000. This increase was primarily the result of increased earnings before depreciation and amortization and a positive change in operating assets and liabilities during fiscal 2001 over fiscal 2000. Net cash used for investing activities was $79.9 million for fiscal 2001 compared to $101.3 million for fiscal 2000 and consisted primarily of capital expenditures in both years. Net cash used for financing activities aggregated $66.6 million for fiscal 2001 and consisted primarily of net repayments of debt and quarterly dividend payments.

         Net cash provided by operating activities for fiscal 2000 was $102.4 million compared to $112.4 million for fiscal 1999. This decrease was primarily the result of decreased earnings before depreciation and amortization, non-cash impairment charges and a larger change

                                            Rock-Tenn 2001 Annual Report  pg. 31


in operating assets and liabilities during fiscal 2000 than fiscal 1999. Net cash used for investing activities was $101.3 million for fiscal 2000 compared to $91.2 million for fiscal 1999 and consisted primarily of capital expenditures in both years. Net cash used for financing activities aggregated $0.1 million for fiscal 2000 and consisted primarily of purchases of common stock and quarterly dividend payments, offset by additional borrowings under our revolving credit facility. Net cash used for financing activities aggregated $22.8 million for fiscal 1999 and consisted primarily of repayments of debt and quarterly dividend payments.

         Our capital expenditures aggregated $72.6 million for fiscal 2001.
We used these expenditures primarily for the purchase and upgrading of machinery and equipment.

         We currently estimate that our capital expenditures will aggregate approximately $70 million in fiscal 2002. We intend to use these expenditures for the purchase and upgrading of machinery and equipment and for building expansions and improvements. We believe that our financial position would support higher levels of capital expenditures, if justified by opportunities to increase revenues or reduce costs, and we continuously review new investment opportunities. Accordingly, it is possible that our capital expenditures in fiscal 2002 could be higher than currently anticipated.

         We anticipate that we will be able to fund our capital expenditures, interest payments, stock repurchases, dividends and working capital needs for the foreseeable future from cash generated from operations, borrowings under our revolving credit facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.

JOINT VENTURE

On February 18, 2000, we formed a joint venture with Lafarge Corporation to produce gypsum paperboard liner for Lafarge's U.S. drywall manufacturing plants. The joint venture, Seven Hills Paperboard, LLC, owns and operates a paperboard machine located a tour Lynchburg, Virginia mill. We have contributed a portion of our existing Lynchburg assets valued at approximately $4 million to the venture and contributed cash of $16.8 million, which was used primarily to rebuild the paperboard machine. Lafarge owns 51% and we own 49% of the joint venture. During fiscal 2001,our share of the operating loss incurred at Seven Hills Paperboard amounted to $2.0 million.

STOCK REPURCHASE PROGRAM

In November 2000, the Executive Committee of the Board of Directors amended our stock repurchase plan to allow for the repurchase from time to time prior to July 31, 2003 of up to 2.1 million shares of common stock, including shares of Class A common stock, in open market transactions on the New York Stock Exchange or in private transactions, and shares of Class B common stock in private transactions, including repurchases pursuant to certain first offer rights contained in our Restated and Amended Articles of Incorporation. During fiscal 2001, we repurchased 0.3 million shares of Class A common stock, of which 4,300 shares were repurchased since the amendment. We repurchased 2.1 million and zero shares of Class A common stock during fiscal 2000 and 1999, respectively. We did not repurchase any shares of Class B common stock during fiscal 2001, 2000 or 1999.

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

pg. 32

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         We estimate that we will spend $1.0 to $2.0 million for capital expenditures during fiscal year 2002 in connection with matters relating to environmental compliance. Over the next twelve months, we will also need to upgrade or replace a boiler at one of our facilities in Texas to comply with new state air pollution control requirements. We estimate the cost for upgrading or replacing that boiler to be in the range of $0.3 million to $3.5 million. In the event we are not able to upgrade or replace the boiler prior to the new air pollution control requirements going into effect, we may have to temporarily suspend a portion of our operations at our Dallas, Texas facility. We do not believe that such a disruption, if it were to occur, would have a material adverse effect on our results of operations.

         In addition, we may need to modify or replace the coal-ored boilers at two of our facilities in order to operate cost effectively while complying with emissions regulations under the Clean Air Act. We estimate these improvements could cost from $4.0 to $9.0 million. If required, we anticipate those costs to be incurred within the next three years.

         On February 9, 1999, we received a letter from the Michigan Department of Environmental Quality, which we refer to as MDEQ, in which the MDEQ alleged that we were in violation of the Michigan Natural Resources and Environmental Protection Act, as well as the facility's wastewater discharge permit at one of our Michigan facilities. The letter alleged that we exceeded several numerical limitations for chemical parameters outlined in the wastewater permit and violated other wastewater discharge criteria. The MDEQ further alleged that we are liable for contamination contained on the facility property as well as for contributing contamination to the Kalamazoo River site. The letter requested that we commit, in the form of a binding agreement, to undertake the necessary and appropriate response activities and response actions to address contamination in both areas. We have entered into an administrative consent order pursuant to which improvements are being made to the facility's wastewater treatment system and we have paid a $75,000 settlement amount. We have also agreed to pay an additional $30,000 for past and future oversight costs incurred by the State of Michigan. This payment will be made in three equal installments over the next two years, the first of which has already been made. The cost of making upgrades to the wastewater treatment systems is estimated to be approximately $1.4 million, of which we have incurred $0.5 million as of September 30, 2001. Nothing contained in the order constitutes an admission of liability or any factual finding, allegation or legal conclusion on our part. The order was completed during the first quarter of fiscal 2001. To date, the MDEQ has not made any other demand regarding our alleged liability for contamination at the Kalamazoo River site.

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

New Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 is effective for fiscal years beginning after December 15, 2001. We expect to adopt SFAS 144 as of October 1, 2002 and are currently assessing the impact of the pronouncement on the consolidated financial statements.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations." This statement eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We will adopt this accounting standard for business combinations initiated after June 30, 2001.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. During fiscal 2001, we incurred $7.8 million of goodwill amortization expense, net of taxes. We have elected to adopt this statement in the first quarter of fiscal 2002 and are currently evaluating the impact of the pronouncement on the consolidated financial statements.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement requires the fair value of derivatives to be recorded as assets

                                            Rock-Tenn 2001 Annual Report  pg. 33


or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for currently in earnings or comprehensive income depending on the purpose of the derivatives and whether they qualify for special hedge accounting treatment. SFAS 133 was adopted in the first quarter of fiscal 2001 and resulted in a $0.3 million charge, net of tax, from a cumulative effect of a change in accounting principle.

         In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition." This bulletin provides guidance on the recognition, presentation and disclosure of revenue in financial statements. This bulletin was adopted in fiscal 2001 and did not have a material impact on our consolidated financial statements.

Forward-Looking Statements

Statements herein regarding, among other things, estimated capital expenditures for fiscal 2002 and expected expenditures for environmental compliance, constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such statements are subject to certain risks and uncertainties that could cause actual amounts to differ materially from those projected. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the amount and timing of expected capital expenditures, the estimated cost of compliance with environmental laws, the expected resolution of various pending environmental matters and competitive conditions in our businesses and general economic conditions. These forward-looking statements are subject to certain risks including, among others, that the amount of capital expenditures has been underestimated and that the impact on our results of those capital expenditures has been overestimated; the cost of compliance with environmental laws has been underestimated; and expected outcomes of various pending environmental matters are inaccurate. In addition, our performance in future periods is subject to other risks including, among others, decreases in demand for our products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions. We believe these estimates are reasonable; however, undue reliance should not be placed on such estimates, which are based on current expectations.

pg. 34

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                          Year Ended September 30,
(In Thousands, Except Per Share Data)                           2001                2000              1999
--------------------------------------------------------------------------------------------------------------
Net sales                                                   $  1,441,632       $  1,463,288       $  1,313,371
Cost of goods sold                                             1,144,801          1,174,837          1,019,214
--------------------------------------------------------------------------------------------------------------
Gross profit                                                     296,831            288,451            294,157
Selling, general and administrative expenses                     180,280            177,961            170,779
Amortization of goodwill                                           8,569              9,069              9,410
Plant closing and other one-time costs                            16,893             65,630              6,932
--------------------------------------------------------------------------------------------------------------
Income from operations                                            91,089             35,791            107,036
Interest expense                                                 (35,042)           (35,575)           (31,179)
Interest and other income                                            530                418                391
Loss from unconsolidated joint venture                            (2,004)                --                 --
Minority interest in income of consolidated subsidiary            (2,439)            (4,980)            (5,995)
--------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                 52,134             (4,346)            70,253
Provision for income taxes (Note 7)                               21,897             11,570             30,555
--------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of a change in
  accounting principle                                            30,237            (15,916)            39,698
Cumulative effect of a change in accounting principle
  (net of $179 income taxes)                                         286                 --                 --
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $     30,523       $    (15,916)      $     39,698
==============================================================================================================
Basic earnings (loss) per share (Note 1)                    $       0.92       $      (0.46)      $       1.14
==============================================================================================================
Diluted earnings (loss) per share (Note 1)                  $       0.91       $      (0.46)      $       1.13
==============================================================================================================

See accompanying notes.

                                            Rock-Tenn 2001 Annual Report  pg. 35


                          CONSOLIDATED BALANCE SHEETS


                                                                                           September 30,
(In Thousands, Except Share and Per Share Data)                                     2001                 2000
-----------------------------------------------------------------------------------------------------------------
Assets
  Current assets:
    Cash and cash equivalents                                                   $      5,191         $      5,449
    Accounts receivable (net of allowances of $5,400 and $3,732)                     157,782              156,155
    Inventories (Note 1)                                                             102,011               99,589
    Other current assets                                                               6,098                8,050
-----------------------------------------------------------------------------------------------------------------
  Total current assets                                                               271,082              269,243
  Property, plant and equipment, at cost (Note 1):
    Land and buildings                                                               206,069              200,444
    Machinery and equipment                                                          902,769              855,714
    Transportation equipment                                                          11,526               13,222
    Leasehold improvements                                                             9,159                8,561
-----------------------------------------------------------------------------------------------------------------
                                                                                   1,129,523            1,077,941
    Less accumulated depreciation and amortization                                  (540,870)            (485,403)
-----------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                                  588,653              592,538

  Goodwill, net                                                                      259,660              268,526
  Other assets                                                                        45,018               28,656
-----------------------------------------------------------------------------------------------------------------
                                                                                $  1,164,413         $  1,158,963
=================================================================================================================
Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable                                                            $     79,596         $     77,852
    Accrued compensation and benefits                                                 35,863               35,403
    Current maturities of debt (Note 4)                                               97,152               20,328
    Other current liabilities                                                         46,636               26,792
-----------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                          259,247              160,375
  Long-term debt due after one year (Note 4)                                         388,487              514,492
  Adjustment for fair value hedge (Note 4)                                             8,603                   --
-----------------------------------------------------------------------------------------------------------------
  Total long-term debt, less current maturities                                      397,090              514,492
  Deferred income taxes (Note 7)                                                      87,993               81,384
  Other long-term items                                                               17,323               16,409
  Commitments and contingencies (Notes 6 and 10)
  Shareholders' equity (Note 3):
    Preferred stock, $.01 par value; 50,000,000 shares authorized;
      no shares outstanding                                                               --                   --
    Class A common stock, $.01 par value; 175,000,000 shares authorized;
      22,968,317 and 22,031,024 outstanding at September 30, 2001 and 2000, respectively. Class B common stock, $.01 par value;
      60,000,000 shares authorized; 10,601,346 and 11,352,739
      outstanding at September 30, 2001 and 2000, respectively                           335                  334
    Capital in excess of par value                                                   130,640              127,682
    Deferred compensation                                                             (1,421)                  --
    Retained earnings                                                                282,117              262,872
    Accumulated other comprehensive loss                                              (8,911)              (4,585)
-----------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                         402,760              386,303
-----------------------------------------------------------------------------------------------------------------
                                                                                $  1,164,413         $  1,158,963
=================================================================================================================


See accompanying notes.

pg. 36


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                Accumulated
                                   Class A and Class B                                             Other
                                       Common Stock     Capital in                              Comprehensive
(In Thousands,                     -------------------  Excess of      Deferred     Retained       (Loss)
Except Share and Per Share Data)     Shares    Amount   Par Value    Compensation   Earnings       Income          Total
--------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1998         34,576,810   $ 346   $  128,904   $         --   $ 274,039   $      (5,874)   $ 397,415
Comprehensive income:
  Net income                               --      --           --             --      39,698              --       39,698
  Foreign currency
    translation adjustments                --      --           --             --          --           2,353        2,353
                                                                                                                ----------
Comprehensive income                                                                                                42,051
Cash dividends - $.30 per share            --      --           --             --     (10,450)             --      (10,450)
Issuance of common stock              380,772       4        3,144             --          --              --        3,148
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999      34,957,582     350      132,048             --     303,287          (3,521)     432,164
Comprehensive loss:
  Net loss                                 --      --           --             --     (15,916)             --      (15,916)
  Foreign currency
    translation adjustments                --      --           --             --          --          (1,064)      (1,064)
                                                                                                                ----------
 Comprehensive loss                                                                                                (16,980)
Cash dividends - $.30 per share            --      --           --             --     (10,384)             --      (10,384)
Issuance of common stock              551,449       5        3,743             --          --              --        3,748
Purchases of Class A
  common stock                     (2,125,268)    (21)      (8,109)            --     (14,115)             --      (22,245)
--------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000      33,383,763     334      127,682             --     262,872          (4,585)     386,303
Comprehensive income:
  Net income                               --      --           --             --      30,523              --       30,523
  Foreign currency
    translation adjustments                --      --           --             --          --          (3,587)      (3,587)
  Net unrealized loss on
    derivative instruments                 --      --           --             --          --            (274)        (274)
  Minimum pension liability                --      --           --             --          --            (465)        (465)
                                                                                                                ----------
Comprehensive income                                                                                                26,197
Income tax benefit from
  exercise of stock options                --      --           60             --          --              --           60
Shares granted under
  restricted stock plan               140,000       1        1,574         (1,575)         --              --           --
Compensation expense under
  restricted stock plan                    --      --           --            154          --              --          154
Cash dividends - $.30 per share            --      --           --             --     (10,007)             --      (10,007)
Issuance of common stock              320,200       3        2,374             --          --              --        2,377
Purchases of Class A
  common stock                       (274,300)     (3)      (1,050)            --      (1,271)             --       (2,324)

Balance at September 30, 2001      33,569,663   $ 335   $  130,640   $     (1,421)  $ 282,117   $      (8,911)  $  402,760


See accompanying notes.

                                            Rock-Tenn 2001 Annual Report  pg. 37


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        Year Ended September 30,

(In Thousands)                                                                 2001              2000               1999
----------------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income (loss)                                                         $   30,523         $  (15,916)        $   39,698
  Items in income (loss) not affecting cash:
    Depreciation and amortization                                               77,593             77,061             72,475
    Deferred income taxes                                                        6,609                316              3,383
    Deferred compensation expense                                                  154                 --                 --
    (Gain) loss on disposal of plant and equipment and other, net                 (432)              (517)               746
    Minority interest in income of consolidated subsidiary                       2,439              4,980              5,995
    Impairment loss and other non-cash charges                                   6,443             49,700                 --
    Equity in loss from joint venture                                            2,004                 --                 --
  Change in operating assets and liabilities:
    Accounts receivable                                                         (2,218)           (17,374)           (20,469)
    Inventories                                                                 (3,565)            (5,362)            (6,102)
    Other assets                                                                 2,971             (2,151)            (2,883)
    Accounts payable                                                             1,976             11,690             20,180
    Accrued liabilities                                                         21,530                 17               (607)
----------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                                    146,027            102,444            112,416

INVESTING ACTIVITIES:
  Capital expenditures                                                         (72,561)           (94,640)           (92,333)
  Cash contributed to joint venture                                             (9,627)            (7,133)                --
  Proceeds from sale of property, plant and equipment                            1,034              2,209              1,127
  Decrease (increase) in unexpended industrial revenue bond proceeds             1,264             (1,779)                --
----------------------------------------------------------------------------------------------------------------------------
      Cash used for investing activities                                       (79,890)          (101,343)           (91,206)

FINANCING ACTIVITIES:
  Proceeds from issuance of public bonds                                       250,000                 --                 --
  Net (repayments) additions to revolving credit facilities                   (385,000)            32,147             (7,000)
  Additions to debt                                                            120,540              5,454              3,034
  Repayments of debt                                                           (34,720)            (1,626)            (5,527)
  Debt issuance costs                                                           (2,936)            (1,811)               (80)
  Sales of common stock                                                          2,377              3,748              3,148
  Purchases of common stock                                                     (2,324)           (22,245)                --
  Cash dividends paid to shareholders                                          (10,007)           (10,384)           (10,450)
  Distribution to minority interest                                             (4,480)            (5,425)            (5,950)
----------------------------------------------------------------------------------------------------------------------------
      Cash used for financing activities                                       (66,550)              (142)           (22,825)

Effect of exchange rate changes on cash                                            155                (48)               384
----------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                  (258)               911             (1,231)
Cash and cash equivalents at beginning of year                                   5,449              4,538              5,769
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    $    5,191         $    5,449         $    4,538
----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Income taxes, net of refunds                                            $    7,138         $   16,655         $   28,899
    Interest, net of amounts capitalized                                        31,676             36,228             31,190



See accompanying notes.

pg 38

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     NOTE 1
                     DESCRIPTION OF BUSINESS AND SUMMARY OF
                         SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Rock-Tenn Company ("the Company") manufactures and distributes folding cartons, solid fiber interior packaging, plastic packaging, corrugated containers, merchandising displays, laminated paperboard products, 100% recycled clay-coated and specialty paperboard and recycled corrugating medium primarily to nondurable goods producers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. The Company serves a diverse customer base primarily in North America and, therefore, has limited exposure from credit loss to any particular customer or industry segment.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

INVESTMENT IN CORPORATE JOINT VENTURE

The Company uses the equity method to account for its 49% investment in Seven Hills Paperboard, LLC, a joint venture with Lafarge Corporation. Under the equity method, the investment is initially recorded at cost, then reduced by distributions and increased or decreased by the investor's proportionate share of the investee's net earnings or loss.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and the differences could be material.

REVENUE RECOGNITION

The Company generally recognizes revenue at the time of shipment. In limited circumstances, the Company ships goods on a consignment basis and recognizes revenue when title to the goods passes to the buyer.

DERIVATIVES

The Company enters into a variety of derivative transactions. Generally, the Company designates at inception that derivatives hedge risks associated with specific assets, liabilities or future commitments and monitors each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in its value and changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company includes in operations amounts received or paid when the underlying transaction settles. Derivatives are included in other long-term liabilities and other assets on the balance sheet. The Company does not enter into or hold derivatives for trading or speculative purposes.

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

         From time to time, the Company uses forward contracts to limit exposure to fluctuations in Canadian foreign currency rates with respect to its receivables denominated in Canadian dollars. The forward contracts are settled monthly and resulting gains or losses are recognized at the time of settlement.

         The Company uses commodity swap agreements to limit the Company's exposure to falling sales prices and rising raw material costs for a portion of its recycled corrugating medium production. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair market values.

INVENTORIES

Substantially all U.S. inventories are valued at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. All other inventories are valued at lower of cost or market, with cost determined using methods which approximate cost computed on a first-in, first-out (FIFO) basis. These other inventories represent approximately 12.8% and 13.6% of FIFO cost at September 30, 2001 and 2000, respectively.

                                         Rock-Tenn 2001 Annual Report      pg 39



         Inventories at September 30, 2001 and 2000 are as follows:

                                             September 30,
 (In Thousands)                           2001         2000
-------------------------------------------------------------
 Finished goods and work
  in process                           $  79,357     $ 74,422
 Raw materials                            35,488       40,353
 Supplies                                 11,631       12,159
-------------------------------------------------------------
 Inventories at FIFO cost                126,476      126,934
 LIFO reserve                            (24,465)     (27,345)
-------------------------------------------------------------
 Net inventories                       $ 102,011     $ 99,589
-------------------------------------------------------------

         It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity. During fiscal 2001, 2000 and 1999,the Company capitalized interest of approximately $1,541,000, $1,097,000 and $931,000, respectively. For financial reporting purposes, depreciation and amortization are provided on both the declining balance and straight-line methods over the estimated useful lives of the assets as follows:

BUILDINGS AND BUILDING IMPROVEMENTS               15-40 YEARS
MACHINERY AND EQUIPMENT                            3-20 YEARS
TRANSPORTATION EQUIPMENT                            3-8 YEARS
LEASEHOLD IMPROVEMENTS                          TERM OF LEASE

         Depreciation expense for fiscal 2001, 2000 and 1999 was approximately $67,020,000, $66,267,000 and $61,435,000, respectively.

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                                                          Year Ended September 30,
                                                                                2001              2000              1999
----------------------------------------------------------------------------------------------------------------------------
    Numerator:
      Income (loss) before cumulative effect of a change
        in accounting principle                                              $30,237,000       $(15,916,000)     $39,698,000
      Cumulative effect of a change in accounting principle, net of tax          286,000                 --               --
----------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                      $30,523,000       $(15,916,000)     $39,698,000
============================================================================================================================
    Denominator:
      Denominator for basic earnings (loss)
        per share - weighted average shares                                   33,297,123         34,523,827       34,801,541
      Effect of dilutive stock options and restricted stock awards               132,082                 --          405,929
----------------------------------------------------------------------------------------------------------------------------
      Denominator for diluted earnings (loss) per share -
        weighted average shares and assumed conversions                       33,429,205         34,523,827       35,207,470
============================================================================================================================

    Basic earnings (loss) per share
      Income (loss) before cumulative effect of a
        change in accounting principle                                       $      0.91       $      (0.46)     $      1.14
      Cumulative effect of a change in accounting principle, net of tax             0.01                 --               --
----------------------------------------------------------------------------------------------------------------------------
      Net income (loss) per share - basic                                    $      0.92       $      (0.46)     $      1.14
============================================================================================================================

    Diluted earnings (loss) per share
      Income (loss) before cumulative effect of a
        change in accounting principle                                       $      0.90       $      (0.46)     $      1.13
      Cumulative effect of a change in accounting principle, net of tax             0.01                 --               --
----------------------------------------------------------------------------------------------------------------------------
      Net income (loss) per share - diluted                                  $      0.91       $      (0.46)     $      1.13
============================================================================================================================

pg 40



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Common stock equivalents were antidilutive in fiscal 2000 and, therefore, were excluded from the computation of weighted average shares used in computing diluted loss per share.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has classified as goodwill the excess of the acquisition cost over the fair values of the net assets of businesses acquired. Goodwill is amortized on a straight-line basis over periods ranging from 20 to 40 years. Net goodwill as a percentage of total assets was 22.3% and 23.2% at September 30, 2001 and 2000, respectively. Net goodwill as a percentage of shareholders' equity was 64.5% and 69.5% at September 30, 2001 and 2000, respectively. Accumulated amortization relating to goodwill at September 30, 2001 and 2000 was $44,454,000 and $36,057,000, respectively.

         Other intangible assets primarily represent costs allocated to non-compete agreements, financing costs and patents. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization relating to intangible assets, excluding goodwill, was approximately $8,405,000 and $6,483,000 at September 30, 2001 and 2000,
respectively.

ASSET IMPAIRMENT

The Company generally accounts for long-lived asset impairment under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). This Statement requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the estimated expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss is based on the estimated fair value of the asset. Long-lived assets to be disposed of are generally recorded at the lower of their carrying amount or estimated fair value less cost to sell.

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

NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets."

This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS 121. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company expects to adopt SFAS 144 as of October 1, 2002 and is currently assessing the impact of the pronouncement on the consolidated financial statements.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." This statement eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 141 will be adopted for business combinations initiated after June 30, 2001.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. During fiscal 2001, the Company incurred $7.8 million of goodwill amortization expense, net of taxes. The Company has elected to adopt this statement in the first quarter of fiscal 2002 and is currently evaluating the impact of the pronouncement on the consolidated financial statements.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for currently in earnings or comprehensive income depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. SFAS 133 was adopted in the first quarter of fiscal 2001 and resulted in a $286,000 charge, net of tax, from a cumulative effect of a change in accounting principle.

         In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition." This bulletin provides guidance on the recognition, presentation and disclosure of revenue in financial statements. This bulletin was adopted in fiscal 2001 and did not have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

                                         Rock-Tenn 2001 Annual Report      pg 41



                                     NOTE 2
                 PLANT CLOSINGS, JOINT VENTURE AND OTHER MATTERS

During fiscal 2001, the Company incurred plant closing and other costs related to announced facility closings. The cost of employee terminations is generally accrued at the time of notification to the employees. Certain other costs, such as moving and relocation costs, are expensed as incurred. These plant closing costs include the closing of a folding carton plant in Augusta, Georgia and an interior packaging plant in Eaton, Indiana. The closures resulted in the termination of approximately 210 employees. In connection with these closings, the Company incurred charges of $6,191,000 during fiscal 2001, which consisted mainly of asset impairment, severance, equipment relocation, disposal costs and related expenses. Payments of $792,000 were made in fiscal 2001. The remaining liability at September 30, 2001 is $1,474,000. Facilities closed during fiscal 2001 had combined revenues of $24,623,000, $36,943,000 and $39,359,000, for fiscal years 2001, 2000 and 1999, respectively. Operating losses incurred at the Augusta folding plant amounted to $288,000, $326,000 and $691,000 for fiscal 2001, 2000 and 1999, respectively. Operating income at the Eaton partition plant was $646,000, $1,909,000, and $2,675,000 for fiscal years 2001, 2000 and 1999, respectively. The Company has consolidated the operations of the Augusta folding plant and the Eaton interior packaging plant into other existing facilities.

         On February 18, 2000, the Company formed a joint venture with Lafarge Corporation to produce gypsum paperboard liner for Lafarge's U.S. drywall manufacturing plants. The joint venture, Seven Hills Paperboard, LLC, owns and operates a paperboard machine located at the Company's Lynchburg, Virginia mill. The Company has contributed a portion of its existing Lynchburg assets valued at approximately $4,000,000 to the venture and cash of $16,760,000, which was used primarily to rebuild the paperboard machine. Lafarge owns 51% and the Company owns 49% of the joint venture. During fiscal 2001, the Company's share of the operating loss incurred at Seven Hills Paperboard amounted to $2,004,000.

         During fiscal 2000, the Company closed a laminated paperboard products plant in Lynchburg, Virginia and folding carton plants in Chicago, Illinois, Norcross, Georgia and Madison, Wisconsin. The closures resulted in the termination of approximately 550 employees. In connection with these closings, the Company incurred charges of $61,130,000 during fiscal 2000, which consisted mainly of asset impairment, severance, equipment relocation, lease write-downs and other related expenses, including business interruption and other inefficiencies. Of the $61,130,000, $46,037,000 represented asset impairment charges related to the determination of material diminution in the value of assets, including goodwill of $25,432,000 (which is not deductible for tax purposes), relating to the Company's two folding carton plants that use web offset technology, as well as assets relating to the other closed facilities. The Company made payments of $2,380,000 and $12,593,000 in fiscal 2001 and fiscal 2000, respectively, and made an accrual adjustment of $597,000 to increase the liability during fiscal 2001. The remaining liability at September 30, 2001 is $717,000. Facilities closed during fiscal 2000 had combined revenues and operating losses of $72,037,000 and $5,587,000, respectively, in fiscal 2000 and $98,314,000 and $5,814,000, respectively, in fiscal 1999. The Company has consolidated the operations of these closed plants into other existing facilities.

         During fiscal 2000, the Company decided to remove certain equipment from service primarily in its laminated paperboard products division. As a result of this decision, the Company incurred impairment charges of $4,622,000 related to this equipment.

         During fiscal 1999,the Company closed a folding carton plant in Taylorsville, North Carolina, a laminated paperboard products operation in Otsego, Michigan and an uncoated paper mill serving its coverboard converting operations in Jersey City, New Jersey. The closures resulted in the termination of approximately 280 employees. In connection with these closings, the Company incurred charges of $6,357,000 during fiscal 1999, which consisted mainly of severance, equipment relocation, expected losses on the disposition of the facility and related expenses. The Company made payments of $310,000 and $4,134,000 in fiscal 2000 and 1999, respectively, incurred losses of $186,000 and $764,000 in connection with the disposal of inventory and other assets during fiscal 2000 and 1999, respectively, made an adjustment of $122,000 to reduce the liability during fiscal 2000 and reduced the carrying value of the Jersey City facility by $1,000,000 during fiscal 1999. The Company does not have any remaining liability at September 30, 2001. Facilities closed during fiscal 1999 had combined revenues and operating losses of $16,585,000 and $1,501,000, respectively, in fiscal 1999.

pg 42



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     NOTE 3
                              SHAREHOLDERS' EQUITY


CAPITALIZATION

The Company's capital stock consists of Class A common stock ("Class A Common") and Class B common stock ("Class B Common"). Holders of Class A Common have one vote per share and holders of Class B Common have ten votes per share. Holders of Class B Common are entitled to convert their shares into Class A Common at any time on a share-for-share basis, subject to certain rights of first refusal by the Company and its management committee. During fiscal 2001, 2000 and 1999, respectively, approximately 752,000, 285,000, and 213,000 Class B Common shares were converted to Class A Common shares.

         The Company also has authorized preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by the Board of Directors upon any issuance of such shares.

STOCK REPURCHASE PLAN

In November 2000, the Executive Committee of the Board of Directors amended the Company's current stock repurchase plan to allow for the repurchase from time to time prior to July 31, 2003 of a maximum of 2,143,332 shares in aggregate of Class A Common or Class B Common. During fiscal 2001 the Company repurchased 274,300 shares of Class A Common of which 4,300 were purchased under this amended plan. The Company repurchased 2,125,268 and no shares of Class A Common during fiscal 2000 and 1999, respectively.

STOCK OPTION PLANS

The Company's 2000 Incentive Stock Plan, approved in January 2001, allows for the granting of options to certain key employees for the purchase of a maximum of 2,200,000 shares of Class A Common. Options which have been granted under this plan vest in increments over a period of up to three years and have ten-year terms.

         The Company's 1993 Stock Option Plan allows for the granting of options to certain key employees for the purchase of a maximum of 3,700,000 shares of Class A Common. Options which have been granted under this plan vest in increments over a period of up to three years and have ten-year terms.

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

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, generally no compensation expense is recognized.

         Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair values for the options granted subsequent to September 30, 1995 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2001, 2000 and 1999, respectively: risk-free interest rate of 3.5%, 5.9% and 4.8%, a dividend yield of 3.0% for fiscal 2001 and 2.0% for fiscal 2000 and 1999, volatility factor of the expected market price of the Company's common stock of 42.2%, 41.4% and 40.0%, and an expected life of the option of eight years for fiscal 2001 and ten years for fiscal 2000 and 1999.

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

         For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the options' vesting period. The Company's pro forma information follows:

 (In Thousands, Except
 for Earnings Per
 Share Information)          2001          2000         1999
-------------------------------------------------------------
 Pro forma net
  income (loss)             $27,028     $(19,609)     $37,339

 Pro forma earnings
  (loss) per share
   Basic                       0.81        (0.57)        1.07
   Diluted                     0.81        (0.57)        1.06
-------------------------------------------------------------

                                         Rock-Tenn 2001 Annual Report      pg 43



The table below summarizes the changes in all stock options during the periods indicated:

                                              Class B Common                              Class A Common
                                   -------------------------------------     -----------------------------------------
                                                                Weighted                                       Weighted
                                                                Average                                        Average
                                                                Exercise                                       Exercise
                                     Shares      Price Range      Price        Shares        Price Range        Price
----------------------------------------------------------------------------------------------------------------------
Options outstanding at
 October 1, 1998                     202,219      $3.27-7.45     $ 5.49      2,250,440      $ 3.26-20.31       $ 14.19
Exercised or forfeited               (36,300)     $3.27-4.33     $ 3.60        (72,400)     $ 3.26-20.31       $  4.95
Granted                                   --              --         --        822,200      $11.44-15.19       $ 14.59
----------------------------------------------------------------------------------------------------------------------
Options outstanding at
 September 30, 1999                  165,919      $4.33-7.45     $ 5.90      3,000,240      $ 4.32-20.31       $ 14.52
Exercised or forfeited              (120,379)     $4.33-7.45     $ 5.57       (486,560)     $ 4.32-20.31       $  9.83
Granted                                   --              --         --      1,003,600      $ 8.93-14.25       $  9.19
----------------------------------------------------------------------------------------------------------------------
Options outstanding at
 September 30, 2000                   45,540      $6.09-7.45     $ 6.78      3,517,280      $ 6.06-20.31       $ 13.65
Exercised or forfeited                (6,600)     $6.09-7.45     $ 6.77       (864,856)     $ 6.06-20.31       $ 14.25
Granted                                   --              --         --        866,450      $ 0.00-11.90       $  9.63
----------------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
 SEPTEMBER 30, 2001                   38,940      $6.09-7.45     $ 6.78      3,518,874      $ 0.00-20.31       $ 12.34

OPTIONS EXERCISABLE AT
 SEPTEMBER 30, 2001                   38,940      $6.09-7.45     $ 6.78      1,873,903      $ 6.06-20.31       $ 14.29

OPTIONS AVAILABLE FOR FUTURE
 GRANT AT SEPTEMBER 30, 2001              --              --         --      2,283,750                --            --
----------------------------------------------------------------------------------------------------------------------

  The following table summarizes information concerning options outstanding and exercisable at September 30, 2001:

                         Class B Common                                 Class A Common
                   ----------------------------      --------------------------------------------------
                                                                                                                 Weighted
                                       Weighted                       Weighted                  Weighted         Average
                       Number           Average                        Average                   Average        Remaining
 Range of           Outstanding        Exercise         Number        Exercise      Number      Exercise    Contractual Life
 Exercise Prices   and Exercisable       Price       Outstanding        Price    Exercisable      Price      (Both Classes)
---------------------------------------------------------------------------------------------------------------------------
 $ 6.06- 7.45          38,940           $  6.78          93,060        $ 6.80        93,060      $ 6.80           0.9
 $ 8.00- 8.94              --                --         686,264        $ 8.91       211,226      $ 8.94           8.4
 $10.25-11.90              --                --       1,252,450        $11.20       361,417      $11.12           8.5
 $14.25-16.59              --                --       1,014,100        $14.96       735,200      $15.04           6.0
 $18.30-20.31              --                --         473,000        $19.43       473,000      $19.43           4.9
---------------------------------------------------------------------------------------------------------------------------
                       38,940           $  6.78       3,518,874        $12.83     1,873,903      $14.29           7.0
===========================================================================================================================

         The estimated weighted average fair value of options granted during fiscal 2001, 2000 and 1999 with option prices equal to the market price on the date of grant was $4.21, $4.41, and $6.72, respectively.

pg 44

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTED STOCK PLAN

Pursuant to the Company's 2000 Incentive Stock Plan, the Company can award up to 500,000 shares of restricted Class A Common stock to employees. Sales of the stock awarded is restricted for two to five years from the date of grant, depending on vesting. Vesting of the stock occurs in increments of one-third beginning on the third anniversary of the date of grant. Accelerated vesting of a portion of the grant may occur based on the Company's performance. For the year ended September 30, 2001, the Company awarded 140,000 shares of Class A Common stock, which had a fair value at the date of grant of $1,575,000. Compensation under the plan is charged to earnings over the restriction period and amounted to $154,000 for the year.

EMPLOYEE STOCK PURCHASE PLAN

During fiscal 2001, the 1993 Employee Stock Purchase Plan was amended to increase by 1,000,000 the number of shares of Class A Common available for grant under the plan. Under the Amended and Restated 1993 Employee Stock Purchase Plan, 765,865 and 59,419 shares of Class A Common were available for purchase as of September 30, 2001 and 2000, respectively. In fiscal 2001, 2000 and 1999, approximately 294,000, 314,000 and 284,000 shares, respectively, were purchased by employees under this plan.

                                     NOTE 4
                                      DEBT

Debt at September 30, 2001 and 2000 consists of the following:

                                                                                               September 30,
(In Thousands)                                                                           2001              2000
--------------                                                                         ---------          ---------
8.20% notes, due August 2011,
 net of unamortized discount
 of $672(a)                                                                            $ 249,328          $      --

7.25% notes, due August 2005,
 net of unamortized discount of
 $53 and $67(b)                                                                           99,947             99,933

Asset securitization facility(c)                                                          88,600                 --

Industrial revenue bonds,
 bearing interest at variable rates
 (3.70% at September 30, 2001),
 due through October 2036(d)                                                              37,500             40,000

Revolving credit facility(e)                                                               8,000            393,000

Other notes                                                                                2,264              1,887
                                                                                       ---------          ---------
                                                                                         485,639            534,820

Less current maturities of debt                                                           97,152             20,328
                                                                                       ---------          ---------
Long-term debt due after one year                                                      $ 388,487          $ 514,492
                                                                                       =========          =========

         (a) In August 2001, the Company sold $250,000,000 in aggregate principal amount of its 8.20% notes due August 15, 2011 (the "2011 Notes"), the proceeds of which were used to repay borrowings outstanding under its revolving credit agreement. The 2011 Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The 2011 Notes are unsubordinated, unsecured obligations. The indenture related to the 2011 Notes restricts the Company and its subsidiaries from incurring certain liens and entering into certain sale and leaseback transactions, subject to a number of exceptions. The 2011 Notes were issued at a discount of $682,500 which is being amortized over its term. Debt issuance costs of approximately $2,136,000 are also being amortized over its term. Giving effect to the amortization of the original issue discount and the debt issuance costs, the effective interest rate of the 2011 Notes is approximately 8.31%.

         (b) In August 1995, the Company sold $100,000,000 in aggregate principal amount of its 7.25% notes due August 1, 2005 (the "2005 Notes"). The 2005 Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The 2005 Notes are unsubordinated, unsecured obligations. The indenture related to the 2005 Notes restricts the Company and its subsidiaries from incurring certain liens and entering into certain sale and lease back transactions, subject to a number of exceptions. Debt issuance costs of approximately $908,000 are being amortized over the term of the 2005 Notes. In May 1995, the Company entered into an interest rate adjustment transaction in order to effectively fix the interest rate on the 2005 Notes subsequently issued in August 1995. The costs associated with the interest rate adjustment transaction of $1,530,000 are being amortized over the term of the 2005 Notes. Giving effect to the amortization of the original issue discount, the debt issuance costs and the costs associated with the interest rate adjustment transaction, the effective interest rate on the 2005 Notes is approximately 7.51%.

         (c) In November 2000, the Company entered into a $125 million receivables-backed financing transaction (the "Receivables Financing Facility"), the proceeds of which were used to repay borrowings outstanding under its revolving credit agreement. A bank provides a back-up liquidity facility. The effective interest rate was 3.53% as of September 30, 2001. Both the Receivables Financing Facility and the back-up liquidity facility are 364-day vehicles.

         (d) Payments of principal and interest on these industrial revenue bonds are guaranteed by a letter of credit issued by a bank. Restrictions on the Company similar to those described in (e) below exist under the terms of the agreements. The bonds are remarketed periodically based on the interest rate period selected by the Company. In the event the bonds cannot be remarketed, the bank has agreed to extend long-term financing to the Company in an amount sufficient to retire the bonds.

         (e) The Company has a revolving credit facility, provided by a syndicate of banks, which provides aggregate borrowing availability of up to $300,000,000 through 2005. Borrowings outstanding under the facility bear interest based upon LIBOR plus an applicable margin. Annual facility fees range from .125% to .375% of the aggregate borrowing availability, based on the Company's consolidated funded debt to EBITDA ratio. The all-in rate was 4.81% and 8.04% at September 2001 and 2000, respectively. Under the agreements covering this loan, restrictions exist as to the maintenance of financial ratios, creation of additional

                                      Rock-Tenn 2001 Annual Report        pg. 45


long-term and short-term debt, certain leasing arrangements, mergers, acquisitions, disposals and other matters. The Company is in compliance with such restrictions.

         In August 2001, the Company entered into two interest rate swap agreements to convert $100 million of the 2011 Notes fixed obligations to a floating rate. This floating rate is three-month LIBOR plus an average of 2.28%. In August 2001, the Company entered into an interest rate swap agreement to convert all of the fixed rate 2005 Notes to a floating rate. This floating rate is three-month LIBOR plus 2.035%. The fair value of the interest rate swap agreements was $8,603,000 at September 30, 2001.

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

         Unrealized gains on derivative instruments recorded in other comprehensive income related to interest rate swap terminations amounted to $1,201,000, net of tax, at September 30, 2001.

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

         As of September 30, 2001, the aggregate maturities of debt for the succeeding five years are as follows:

(In Thousands)
--------------
2002                                             $   97,152
2003                                                    858
2004                                                    286
2005                                                100,272
2006                                                  6,032
Thereafter                                          281,039
                                                 ----------
Total debt                                       $  485,639
                                                 ==========

         One of the Company's Canadian subsidiaries has a revolving credit facility with a Canadian bank. The facility provides borrowing availability of up to Canadian $2,000,000 and can be renewed on an annual basis. There are no facility fees related to this arrangement. As of September 30, 2001 and 2000, there were no amounts outstanding under this facility.

                                     NOTE 5
                              FINANCIAL INSTRUMENTS

At September 30, 2001 and 2000, the fair market value of the 2005 Notes was approximately $101,546,000 and $97,550,000, respectively, based on quoted market prices. At September 30, 2001, the fair market value of the 2011 Notes was approximately $250,113,000 based on quoted market price. At September 30, 2001 and 2000, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically.

         The Company has swap agreements to limit its exposure to falling prices and rising costs for a portion of its recycled corrugating medium business. Some agreements hedge the selling prices on a total of 21,000 tons of recycled corrugating medium each quarter and expire during fiscal 2002 and fiscal 2003. Other agreements hedge the raw material costs on a total of 12,000 tons of old corrugated containers, or "OCC," each quarter and expire during fiscal 2002 and fiscal 2003. At September 30, 2001, the fair value of these swap agreements was a liability of $2,399,000.

         Unrealized losses on derivative instruments recorded in other comprehensive income related to the fair market value of commodity swaps outstanding amounted to $1,475,000, net of tax, at September 30, 2001.

                                     NOTE 6
                           LEASES AND OTHER AGREEMENTS

The Company leases certain manufacturing and warehousing facilities and equipment (primarily transportation equipment) under various operating leases. Some leases contain escalation clauses and provisions for lease renewal.

         As of September 30, 2001, future minimum lease payments, including certain maintenance charges on transportation equipment, under all noncancelable leases, are as follows:

(In Thousands)
--------------
2002                                            $    8,096
2003                                                 7,094
2004                                                 4,932
2005                                                 2,504
2006                                                 1,782
Thereafter                                           5,946
                                                ----------
Total future minimum lease payments             $   30,354
                                                ==========

         Rental expense for the years ended September 30, 2001, 2000 and 1999 was approximately $16,670,000, $16,157,000 and $13,685,000, respectively, including lease payments under cancelable leases.

pg 46
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         The provisions for income taxes consist of the following components:

                                                                             Year Ended September 30,
(In Thousands)                                                       2001              2000              1999
--------------                                                     --------          --------          --------
Current income taxes:
 Federal                                                           $ 12,470          $  8,259          $ 23,824
 State                                                                1,196             1,228             2,383
 Foreign                                                              1,622             1,767               965
                                                                   --------          --------          --------
Total current                                                        15,288            11,254            27,172
                                                                   --------          --------          --------
Deferred income taxes:
 Federal                                                              5,861                96             2,791
 State                                                                  503                 8               239
 Foreign                                                                245               212               353
                                                                   --------          --------          --------
Total deferred                                                        6,609               316             3,383
                                                                   --------          --------          --------
Provision for
 income taxes                                                      $ 21,897          $ 11,570          $ 30,555
                                                                   ========          ========          ========

         The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                                                           Year Ended September 30,
                                                                    2001             2000              1999
                                                                   -----           -------            -----
Statutory federal
 tax rate                                                           35.0%             35.0%            35.0%
State taxes, net of
 federal benefit                                                     2.9              (1.0)             3.5
Non-deductible
 amortization and
 write-off of goodwill
 (See Note 2)                                                        4.1            (283.3)             3.7
Other, net (primarily
 non-taxable items)                                                   --             (16.9)             1.3
                                                                   -----           -------            -----
Effective tax rate                                                  42.0%           (266.2%)           43.5%
                                                                   =====           =======            =====

         The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following:

                                                                                             September 30,
(In Thousands)                                                                           2001              2000
--------------                                                                         --------          --------
Deferred income tax assets:
 Accruals and allowances                                                               $  8,723          $  9,996
 Other                                                                                    2,498             1,790
                                                                                       --------          --------
Total                                                                                    11,221            11,786
                                                                                       --------          --------
Deferred income tax liabilities:
 Property, plant and equipment                                                           84,898            80,882
 Deductible intangibles                                                                   3,146             2,822
 Inventory and other                                                                     11,170             9,466
                                                                                       --------          --------
Total                                                                                    99,214            93,170
                                                                                       --------          --------
Net deferred income tax liability                                                      $ 87,993          $ 81,384
                                                                                       ========          ========

         The Company has not recorded any valuation allowances for deferred income tax assets.

         The components of the income (loss) before income taxes are:

                                                                              Year Ended September 30,
(In Thousands)                                                       2001               2000               1999
--------------                                                     --------           --------           --------
United States                                                      $ 46,319           $(10,516)          $ 66,173
Cumulative effect
 of a change in
 accounting principle                                                  (465)                --                 --
                                                                     45,854            (10,516)            66,173
                                                                   --------           --------           --------
Foreign                                                               6,280              6,170              4,080
                                                                   --------           --------           --------
Income (loss) before
 income taxes                                                      $ 52,134           $ (4,346)          $ 70,253
                                                                   ========           ========           ========

                                          Rock-Tenn 2001 Annual Report     pg 47

                                     NOTE 8
                                RETIREMENT PLANS

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

         The Company's projected benefit obligation, fair value of assets and net periodic pension cost includes the following components:

                                                                                         Year Ended September 30,
(In Thousands)                                                                           2001                2000
--------------                                                                         ---------           ---------
Projected benefit obligation
 at beginning of year                                                                  $ 175,093           $ 168,653
Service cost                                                                               6,044               6,358
Interest cost on projected
 benefit obligations                                                                      14,358              13,268
Amendments                                                                                 1,933                 163
Acquisitions                                                                                 (90)                 --
Actuarial loss (gain)                                                                      2,113              (6,433)
Benefits paid                                                                             (8,006)             (6,916)
                                                                                       ---------           ---------
Projected benefit obligation
 at end of year                                                                        $ 191,445           $ 175,093
                                                                                       =========           =========

Fair value of assets at
 beginning of year                                                                     $ 201,245           $ 209,871
Actual loss on plan assets                                                               (11,824)             (2,332)
Employer contribution                                                                      1,310                 622
Benefits paid                                                                             (8,006)             (6,916)
                                                                                       ---------           ---------
Fair value of assets at end of year                                                    $ 182,725           $ 201,245
                                                                                       =========           =========

Funded status                                                                          $  (8,720)          $  26,152
Net unrecognized asset                                                                        --                (201)
Net unrecognized loss (gain)                                                               6,741             (25,921)
Unrecognized prior service
 cost (income)                                                                               174                (834)
                                                                                       ---------           ---------
Net accrued pension cost included
 in consolidated balance sheets                                                        $  (1,805)          $    (804)
                                                                                       =========           =========

         The amounts required to be recognized in the consolidated statements of operations are as follows:

                                                                               Year Ended September 30,
(In Thousands)                                                       2001                2000                 1999
--------------                                                     ---------           ---------           ---------
Service cost                                                       $   6,044           $   6,358           $   7,592
Interest cost on
 projected benefit
 obligations                                                          14,358              13,268              12,487
Expected return on
 plan assets                                                         (17,822)            (18,595)            (17,169)
Net amortization of
 the initial asset                                                      (198)               (330)               (378)
Net amortization
 of loss (gain)                                                         (403)             (1,867)               (222)
Net amortization of
 prior service cost
 (income)                                                                (54)                (97)               (105)
Curtailment loss                                                         386                  --                  --
                                                                   ---------           ---------           ---------

Total Company
 defined benefit plan
 expense (income)                                                      2,311              (1,263)              2,205
Multi-employer plans
 for collective
 bargaining
 employees                                                               255                 254                 239
                                                                   ---------           ---------           ---------
Net periodic pension
 cost (income)                                                     $   2,566           $  (1,009)          $   2,444
                                                                   =========           =========           =========

         The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.8%, 8.0% and 7.8% as of September 30, 2001, 2000 and 1999, respectively. The expected increase in compensation levels used in determining the actuarial present value of the projected benefit obligations was 4.0% as of September 30, 2001, 2000 and 1999. The expected long-term rate of return on assets used in determining pension expense was 9.0% for all years presented. The projected benefit obligations, accumulated benefit obligation and fair value of assets for underfunded plans was $35,770,000, $32,064,000, and $27,768,000, respectively, as of September 30, 2001. As a result, the Company recorded an intangible asset in the amount of $1,528,000 and made an adjustment to accumulated other comprehensive income of $465,000, net of tax. There were no underfunded plans as of September 30, 2000.

pg. 48

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company maintains an employee savings plan which permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company matches 50% of contributions up to a maximum of 6% of compensation as defined by the plan. During fiscal
2001, 2000 and 1999, the Company recorded matching expense, net of forfeitures, of $4,169,000, $3,357,000 and $3,982,000, respectively, related to the plan.

         The Company has a Supplemental Executive Retirement Plan ("SERP") which provides unfunded supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension payments to partially offset the reduction in amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by federal income tax regulations. Expense relating to the plan of $148,000, $161,000 and $137,000 was recorded for the years ended September 30, 2001, 2000 and 1999, respectively. Amounts accrued as of September 30, 2001 and 2000 related to the plan were $1,113,000 and $976,000, respectively.

                                     NOTE 9

                           RELATED PARTY TRANSACTIONS

         A director of the Company is the chairman and a significant shareholder of the insurance agency that brokers a portion of insurance for the Company. The insurance premiums paid by the Company may vary significantly from year to year with the claims arising during such years. For the years ended September 30, 2001, 2000 and 1999, payments were approximately $2,923,000, $2,565,000 and
$4,458,000, respectively.

                                     NOTE 10

                          COMMITMENTS AND CONTINGENCIES

CAPITAL ADDITIONS

         Estimated costs for completion of authorized capital additions under construction as of September 30, 2001 total approximately $10,000,000.

ENVIRONMENTAL AND OTHER MATTERS

         The Company is subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances. These laws and regulations include, among others, the Comprehensive Environmental Response, Compensation and Liability Act, which the Company refers to as CERCLA, the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act (including amendments relating to underground tanks) and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency. In addition, some states in which the Company operates have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

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

         On February 9, 1999, the Company received a letter from the Michigan Department of Environmental Quality, which the Company refers to as MDEQ, in which the MDEQ alleged that the Company was in violation of the Michigan Natural Resources and Environmental Protection Act, as well as the facility's wastewater discharge permit at one of the Company's Michigan facilities. The letter alleged that the Company exceeded several numerical limitations for chemical parameters outlined in the wastewater permit and violated other wastewater discharge criteria. The MDEQ further alleged that the Company is liable for contamination contained on the facility property as well as for contributing contamination to the Kalamazoo River site. The letter requested that the Company commit, in the form of a binding agreement, to undertake the necessary and appropriate response activities and

                                             Rock-Tenn 2001 Annual Report pg. 49


response actions to address contamination in both areas. The Company has entered into an administrative consent order pursuant to which improvements are being made to the facility's wastewater treatment system and the Company has paid a $75,000 settlement amount. The Company has also agreed to pay an additional $30,000 for past and future oversight costs incurred by the State of Michigan. This payment will be made in three equal installments over the next two years, the first of which has already been made. The cost of making upgrades to the wastewater treatment systems is estimated to be approximately $1,400,000. Nothing contained in the order constitutes an admission of liability or any factual finding, allegation or legal conclusion on the part of the Company. The order was completed during the first quarter of fiscal 2001. To date, the MDEQ has not made any other demand regarding our alleged liability for contamination at the Kalamazoo Riversite.

         The Company has been identified as a potentially responsible party, which it refers to as a PRP, at eight active "superfund" sites pursuant to CERCLA or comparable state statutes. No remediation costs or allocations have been determined with respect to such sites other than costs that were not material to the Company. Based upon currently available information and the opinions of the Company's environmental compliance managers and general counsel, although there can be no assurance, the Company believes that any liability it may have at any site will not have a material adverse effect on its results of operations, financial condition or cash flows.

                                     NOTE 11

                               SEGMENT INFORMATION

         The Company reports three business segments. The packaging products segment consists of facilities that produce folding cartons, interior packaging and thermoformed plastic products. The merchandising displays and corrugated packaging segment consists of facilities that produce displays and corrugated containers. The paperboard segment consists of facilities that manufacture 100% recycled clay-coated and specialty paperboard, corrugating medium and laminated paperboard products and that collect recovered paper. Certain operations included in the packaging products and paperboard segments are located in foreign countries and had operating income of $7,411,000, $7,179,000 and $5,620,000 for fiscal years ended September 30,2001,2000 and 1999, respectively. For fiscal 2001,foreign operations represented approximately 5.6%, 6.2% and 5.9% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. For fiscal 2000,foreign operations represented approximately 5.1%, 19.7% and 5.9% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. For fiscal 1999, foreign operations represented approximately 4.6%, 5.1% and 5.5% of total net sales to unaffiliated customers, total income from operations and total identifiable assets, respectively. As of September 30, 2001, 2000 and 1999,the Company had foreign long-lived assets of $34,578,000, $33,756,000 and $34,556,000, respectively.

         The Company evaluates performance and allocates resources based, in part, on profit or loss from operations before income taxes, interest and other items. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Intersegment sales are accounted for at prices that approximate market prices. Intercompany profit is eliminated at the consolidated level.

         Reported segment results have been restated for all years presented in order to conform to changes in internal reporting measures used by management. These changes reflect the following: (1) segment level adjustments to record inventory on the last-in, first-out, or "LIFO," method, (2) a corporate charge reallocation due to a change in methodology made to better focus on the drivers of certain corporate expenses, and (3) non-allocation of goodwill amortization expense in order to provide more comparative information given the impending adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

pg. 50

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following is a tabulation of business segment information for each of the past three fiscal years:

                                                                   Years Ended September 30,
 (In Thousands)                                            2001              2000            1999
-----------------------------------------------------------------------------------------------------
Net sales (aggregate):
   Packaging Products                                  $    806,107     $    797,399     $    749,850
   Merchandising Displays and Corrugated Packaging          263,395          238,822          180,892
   Paperboard                                               524,551          588,489          529,014
-----------------------------------------------------------------------------------------------------
Total                                                  $  1,594,053     $  1,624,710     $  1,459,756
=====================================================================================================
Less net sales (intersegment):
   Packaging Products                                  $      3,474     $      5,294     $      3,424
   Merchandising Displays and Corrugated Packaging            5,615            5,334            4,338
   Paperboard                                               143,332          150,794          138,623
-----------------------------------------------------------------------------------------------------
Total                                                  $    152,421     $    161,422     $    146,385
=====================================================================================================
Net sales (unaffiliated customers):
   Packaging Products                                  $    802,633     $    792,105     $    746,426
   Merchandising Displays and Corrugated Packaging          257,780          233,488          176,554
   Paperboard                                               381,219          437,695          390,391
-----------------------------------------------------------------------------------------------------
Total                                                  $  1,441,632     $  1,463,288     $  1,313,371
=====================================================================================================
Segment income:
   Packaging Products                                  $     48,074     $     39,724     $     48,641
   Merchandising Displays and Corrugated Packaging           30,246           27,629           22,178
   Paperboard                                                41,633           51,380           60,257
-----------------------------------------------------------------------------------------------------
                                                            119,953          118,733          131,076
Goodwill amortization                                        (8,569)          (9,069)          (9,410)
Plant closing and other costs                               (16,893)         (65,630)          (6,932)
Other non-allocated expenses                                 (5,406)          (8,243)          (7,698)
Interest expense                                            (35,042)         (35,575)         (31,179)
Interest and other income                                       530              418              391
Minority interest in consolidated subsidiary                 (2,439)          (4,980)          (5,995)
-----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                      $     52,134     $     (4,346)    $     70,253
=====================================================================================================
Identifiable assets:
   Packaging Products                                  $    423,041     $    429,422     $    459,933
   Merchandising Displays and Corrugated Packaging          132,122          130,126          107,267
   Paperboard                                               582,364          585,985          585,138
   Corporate                                                 26,886           13,430            9,132
-----------------------------------------------------------------------------------------------------
Total                                                  $  1,164,413     $  1,158,963     $  1,161,470
=====================================================================================================
Depreciation and amortization (excluding goodwill):
   Packaging Products                                  $     28,819     $     29,868     $     27,841
   Merchandising Displays and Corrugated Packaging            8,658            7,702            6,486
   Paperboard                                                28,627           27,246           25,505
   Corporate                                                  2,920            3,176            3,233
-----------------------------------------------------------------------------------------------------
Total                                                  $     69,024     $     67,992     $     63,065
=====================================================================================================
Goodwill amortization:
   Packaging Products                                  $      1,138     $      1,537     $      1,878
   Merchandising Displays and Corrugated Packaging            1,425            1,425            1,425
   Paperboard                                                 6,006            6,107            6,107
-----------------------------------------------------------------------------------------------------
Total                                                  $      8,569     $      9,069     $      9,410
Capital expenditures:
   Packaging Products                                  $     33,983     $     48,094     $     37,059
   Merchandising Displays and Corrugated Packaging           10,097           14,238           11,544
   Paperboard                                                26,784           29,815           40,473
   Corporate                                                  1,697            2,493            3,257
-----------------------------------------------------------------------------------------------------
Total                                                  $     72,561     $     94,640     $     92,333
=====================================================================================================

                                       Rock-Tenn 2001 Annual Report       pg. 51


                                     NOTE 12

                    FINANCIAL RESULTS BY QUARTER (UNAUDITED)

(In Thousands, Except Per Share Data)

                                                     First        Second         Third       Fourth
2001                                               Quarter(a)     Quarter       Quarter      Quarter
------------------------------------------------------------------------------------------------------
Net sales                                         $  345,169    $  367,410    $  357,065    $  371,988
Gross profit                                          65,970        74,010        76,557        80,294
Plant closing and other one-time costs                 1,865         3,175         2,523         9,330
Income before cumulative effect of a change in
 accounting principle                                  4,505         7,318         9,120         9,294
Net income                                             4,791         7,318         9,120         9,294
Basic earnings per share                                0.14          0.22          0.27          0.28
Diluted earnings per share                              0.14          0.22          0.27          0.28


                                                     First        Second         Third        Fourth
2000                                               Quarter        Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------------------
Net sales                                         $  346,821    $  369,940    $  370,545    $  375,982
Gross profit                                          72,197        73,637        69,630        72,987
Plant closing and other one-time costs                 2,474        52,725         4,876         5,555
Net income (loss)                                      8,610       (33,256)        2,605         6,125
Basic earnings (loss) per share                         0.25         (0.96)         0.08          0.18
Diluted earnings (loss) per share                       0.24         (0.96)         0.07          0.18


                                                    First          Second        Third        Fourth
1999                                               Quarter        Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------------------
Net sales                                         $  311,442    $  312,718    $  330,477    $  358,734
Gross profit                                          71,587        68,955        73,788        79,827
Plant closing and other one-time costs                 2,053         1,085         2,763         1,031
Net income                                             8,758         8,806         9,920        12,214
Basic earnings per share                                0.25          0.25          0.28          0.35
Diluted earnings per share                              0.25          0.25          0.28          0.35

         The interim earnings (loss) per common and common equivalent share amounts were computed as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings (loss) per share by quarter will not necessarily total the annual basic and diluted earnings (loss) per share.

         (a) Includes income of $286,000, net of tax, or $0.01 per diluted share, cumulative effect of a change in accounting principle from the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

pg. 52


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Rock-Tenn Company

We have audited the accompanying consolidated balance sheets of Rock-Tenn Company as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rock-Tenn Company at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

Atlanta, Georgia
October 23, 2001

                                      Rock-Tenn 2001 Annual Report        pg. 53


       MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL INFORMATION

Rock-Tenn Company

The management of Rock-Tenn Company has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles in the United States. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

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

         As part of its audit of the Company's financial statements, Ernst & Young LLP considered the Company's internal control structure in determining the nature, timing and extent of audit tests to be applied. Management has considered Ernst & Young LLP's recommendations concerning the Company's system of internal control and has taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that, as of September 30, 2001, the Company's system of internal control is adequate to accomplish the objectives discussed herein.



/s/ Steven C. Voorhees

Steven C. Voorhees
Executive Vice President and
Chief Financial Officer
pg. 54

                               BOARD OF DIRECTORS

Stephen G. Anderson, M.D.(2)                 L.L. Gellerstedt III(3)                      James A. Rubright(1)
Winston-Salem, North Carolina                Chairman                                     Chairman and Chief Executive Officer
                                             L.G. III Group                               Rock-Tenn Company
J. Hyatt Brown(1)                            Atlanta, Georgia                             Norcross, Georgia
Chairman and Chief Executive Officer
Brown & Brown, Inc.                          John D. Hopkins(1)(3)                        Charles R. Sexton
Daytona Beach, Florida                       Senior Vice President and General Counsel    Principal
                                             Jefferson-Pilot Corporation                  Sexton-Talbert Products
Bradley Currey Jr.(1)                        Greensboro, North Carolina                   Vero Beach, Florida
Retired Chairman
Rock-Tenn Company                            Lou Brown Jewell(3)                          John W. Spiegel(1)(2)
Atlanta, Georgia                             Private Investor                             Vice Chairman and
                                             Atlanta, Georgia                             Chief Financial Officer
Robert B. Currey                                                                          SunTrust Banks, Inc.
Chief Executive Officer                      James W. Johnson(3)                          Atlanta, Georgia
Currey & Company, Inc.                       President
Atlanta, Georgia                             McCranie Tractor Company                     (1) Executive Committee
                                             Unadilla, Georgia                            (2) Audit Committee
G. Stephen Felker(2)                                                                      (3) Compensation and Options Committee
Chairman and Chief Executive Officer
Avondale Mills, Inc.
Monroe, Georgia

                                    OFFICERS

James A. Rubright                            PACKAGING PRODUCTS SEGMENT                   PAPERBOARD SEGMENT
Chairman and Chief Executive Officer         Vincent J. D'Amelio                          David E. Dreibelbis
                                             Executive Vice President and                 Executive Vice President and
Steven C. Voorhees                           General Manager                              General Manager
Executive Vice President and                 Plastic Packaging Division                   Paperboard Group
Chief Financial Officer
                                             Nicholas G. George                           Terry W. Durham
Robert B. McIntosh                           Executive Vice President and                 Executive Vice President and
Senior Vice President,                       General Manager                              General Manager
General Counsel and Secretary                Folding Carton Division                      Laminated Paperboard Products Division

Thomas H. King                               Richard E. Steed                             Paul J. England
Vice President of Finance and Control        President and Chief Executive Officer        Executive Vice President and
                                             RTS Packaging, LLC                           General Manager
Jodi Littlestone                                                                          Specialty Paperboard Division
Vice President of Employee and               MERCHANDISING DISPLAYS AND CORRUGATED
Organizational Effectiveness                 PACKAGING SEGMENT                            Stephen P. Flanagan
                                             Russell M. Currey                            Executive Vice President and
Larry S. Shutzberg                           Executive Vice President and                 General Manager
Vice President of Information Systems        General Manager                              Recycled Fiber Division
                                             Corrugated Packaging Division
David T. Jones                                                                            James K. Hansen
Controller                                   James L. Einstein                            Executive Vice President and
                                             Executive Vice President and                 General Manager
Suzanne G. Smith                             General Manager                              Coated Paperboard Division
Treasurer                                    Alliance Division